Filed Pursuant to Rule 424(b)(3)
Registration No. 333-274526

MERGER PROPOSED—YOUR VOTE IS VERY IMPORTANT

Dear Unitholder of Crestwood Equity Partners LP:

On August 16, 2023, Crestwood Equity Partners LP (“Crestwood”) entered into an Agreement and Plan of Merger (the “merger agreement”) with Energy Transfer LP (“Energy Transfer”), Pachyderm Merger Sub LLC, a wholly owned subsidiary of Energy Transfer (“Merger Sub”), and, solely for the purposes of Sections 2.1(a), 2.1(b), 2.1(c) and 5.21 thereof, LE GP, LLC (“ET GP”), pursuant to which Crestwood will merge with and into Merger Sub (the “merger”), with Merger Sub surviving the merger as a direct wholly owned subsidiary of Energy Transfer (the “Surviving Entity”).

If the merger is completed, holders of common units representing limited partner interests in Crestwood (such units, the “Crestwood common units” and such holders, the “Crestwood common unitholders”) will receive, for each Crestwood common unit that they own as of immediately prior to the effective time of the merger (the “effective time”), 2.07 common units (the “exchange ratio”), each representing a limited partner interest in Energy Transfer (the “ET common units” and such consideration, the “common unit merger consideration”).

Each preferred unit representing a limited partner interest in Crestwood (the “Crestwood preferred units,” and together with the Crestwood common units, the “Crestwood units”) outstanding immediately prior to the effective time will, at the election of the holder of such Crestwood preferred unit (each, a “Crestwood preferred unitholder” and together with the Crestwood common unitholders, the “Crestwood unitholders”) in accordance with the Sixth Amended and Restated Agreement of Limited Partnership of Crestwood, dated as of August 20, 2021, as may be amended if the requisite consents are obtained in connection with the Preferred Consent Solicitation, as described below (the “Crestwood Partnership Agreement”), (i) convert into Crestwood common units, at the then-applicable Conversion Ratio (as defined in the Crestwood Partnership Agreement, currently one Crestwood common unit for 10 Crestwood preferred units), subject to the payment of any accrued but unpaid distributions prior to the effective time, (ii) convert into a new Energy Transfer security that has substantially similar terms, including with respect to economics and structural protections, as the Crestwood preferred units, as such terms may be amended if the requisite consents are obtained in connection with the Preferred Consent Solicitation (the “new ET preferred units,” and together with the ET common units, the “ET units,” and the holders of the new ET preferred units, the “new ET preferred unitholders”) or (iii) be redeemed in exchange for cash or Crestwood common units, at the sole discretion of Crestwood Equity GP LLC, the general partner of Crestwood (“Crestwood GP”), at a price of (x) $9.218573 per Crestwood preferred unit or (y) if the requisite consents are obtained in connection with the Preferred Consent Solicitation, $9.857484 per Crestwood preferred unit, in each case, plus accrued and unpaid distributions to the date of such redemption (an election to be redeemed as described in this clause (iii), a “Redemption Election” and such cash and/or such new ET preferred units payable as set forth in the foregoing clauses (ii) and (iii), the “preferred consideration”).

Crestwood preferred unitholders that receive Crestwood common units pursuant to the foregoing clauses (i) or (iii) will be entitled to receive the common unit merger consideration at the effective time. If no election is made by a holder of Crestwood preferred units, such holder will be deemed to have elected to receive new ET preferred units. Crestwood has agreed to cause Crestwood GP to elect to pay cash for any Crestwood preferred units whose holders have elected to have such Crestwood preferred units redeemed as described in clause (iii) above.

In the merger, each outstanding restricted unit of Crestwood (a “Crestwood restricted unit”) will be entitled to receive the common unit merger consideration. The vesting restrictions applicable to each Crestwood restricted unit that has a grant date prior to January 1, 2023 will lapse immediately prior to the effective time. For all other Crestwood restricted units, the same restrictions and other terms and conditions that were applicable immediately prior to the effective time will continue to apply after the effective time. Each outstanding performance unit of Crestwood (a “Crestwood performance unit”) that has a grant date prior to January 1, 2023 or that is otherwise vested at the effective time will be cancelled at the effective time in exchange for (i) the common unit merger consideration in respect of the corresponding number of Crestwood common units (including any reinvested distribution equivalent rights) issuable pursuant to such Crestwood performance unit based upon the attainment of the applicable Crestwood performance assumption (as described below) and (ii) an amount in cash equal to any accrued but unpaid cash distribution equivalents with respect to such Crestwood performance units. All other Crestwood performance units will be assumed by Energy Transfer (an “assumed performance unit award”) and converted into a time-based phantom unit award representing a contractual right upon vesting to receive a number of ET common units equal to the product obtained by multiplying (i) the number of Crestwood common units subject to such assumed performance unit award immediately prior to the effective time assuming attainment of the applicable Crestwood performance assumption by (ii) the exchange ratio. Each assumed performance unit award will otherwise be subject to the same terms and conditions that were applicable to the corresponding Crestwood performance unit immediately prior to the effective time other than the performance-based vesting conditions and, in the event any distribution is declared in respect of ET common units, the corresponding distribution equivalent right for each assumed performance unit award will be settled within 30 days following the time when distributions are paid to ET common unitholders generally. The “Crestwood performance assumptions” are as follows: (A) with respect to a Crestwood performance unit granted prior to January 1, 2023, a performance multiplier of 100%, and (B) with respect to a Crestwood performance unit granted on or after January 1, 2023, the target level of performance for the relevant Crestwood restricted unit, Crestwood performance unit or Crestwood phantom unit, as applicable.

If the merger is completed, Crestwood GP’s general partner interest in Crestwood will be automatically cancelled and cease to exist without any conversion thereof and no consideration will be received therefor.

Crestwood common units are currently traded on the New York Stock Exchange (the “NYSE”) under the symbol “CEQP.” Crestwood preferred units are currently traded on the NYSE under the symbol “CEQP-P.” ET common units are currently traded on the NYSE under the symbol “ET.”

The obligations of Energy Transfer and Crestwood to complete the merger are subject to the satisfaction or waiver of a number of conditions set forth in the merger agreement, including the approval of Crestwood unitholders as described below. A copy of the merger agreement is attached as Annex A to the accompanying proxy statement/prospectus.

In connection with the merger, Crestwood will hold a virtual special meeting of its unitholders (the “special meeting”) to consider and vote on a proposal to approve and adopt the merger agreement (the “merger proposal”). The affirmative vote of the holders of a majority of the outstanding Crestwood common units and the outstanding Crestwood preferred units, on an as-converted basis, voting as a single class, is required to approve the merger proposal. At the special meeting, Crestwood unitholders will also vote on proposals to approve, on an advisory (non-binding) basis, the compensation that may be paid or become payable to Crestwood’s named executive officers in connection with the merger, which is not a condition to the merger (the “advisory compensation proposal”), and the adjournment of the special meeting, if necessary or appropriate, to solicit additional proxies if there are not sufficient votes cast at the special meeting to adopt the merger proposal (the “adjournment proposal”). Approval of the advisory compensation proposal will require the affirmative vote of the holders of a majority of the outstanding Crestwood common units and the outstanding Crestwood preferred units, on an as-converted basis, voting as a single class. Approval of the adjournment proposal will require the affirmative vote of the holders of a majority of the outstanding Crestwood common units and the outstanding Crestwood preferred units, on an as-converted basis, voting as a single class, present online or by proxy at the special meeting.

The virtual special meeting will be held at www.virtualshareholdermeeting.com/CEQP2023SM on October 30, 2023 at 9:00 a.m. central time. Unitholders of record as of September 22, 2023 (the “record date”) are entitled to vote at the special meeting. The members of the board of directors of Crestwood GP (the “Crestwood board of directors”) unanimously recommend that Crestwood unitholders vote “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

In addition, separately from the solicitation of votes pursuant to the accompanying proxy statement/prospectus, at the direction of Energy Transfer pursuant to certain provisions of the merger agreement (see “The Merger Agreement—Other Covenants and Agreements”), Crestwood is also soliciting consents (the “Preferred Consent Solicitation”) from Crestwood preferred unitholders (as defined below) to amend certain terms of the Crestwood Partnership Agreement relating to the Crestwood preferred units proposed by Energy Transfer pursuant to the merger agreement. Such consent solicitation is being conducted by Crestwood pursuant to a consent solicitation statement on Schedule 14A, filed by Crestwood with the Securities and Exchange Commission on September 27, 2023 and mailed to the Crestwood preferred unitholders on or about the same date (the “Crestwood Consent Solicitation Statement”), which more fully describes the proposed amendments to the Crestwood Partnership Agreement. If the requisite consents are obtained in the Preferred Consent Solicitation, the adoption of such amendments will be conditioned on the satisfaction or waiver of the conditions to the closing of the merger. If such amendments are approved by the requisite holders of Crestwood preferred units, the consideration Crestwood preferred unitholders may elect to receive in the merger will be affected in the following ways: (a) if such Crestwood preferred unitholder elects to receive a new ET preferred unit, such security will have terms reflecting the amendments, and (b) if such Crestwood preferred unitholder makes a Redemption Election, the cash redemption price will increase from $9.218573 to $9.857484 per Crestwood preferred unit. Crestwood and Energy Transfer will announce the results of the Preferred Consent Solicitation as promptly as possible following the expiration of the Preferred Consent Solicitation (the “Expiration Date”), which announcement is anticipated to be at least 10 days before the deadline to make a merger consideration election for the Crestwood preferred units, assuming the Expiration Date is not extended. A summary of the Preferred Consent Solicitation can be found in the section of this proxy statement/prospectus entitled “Preferred Consent Solicitation.” However, for additional information, Crestwood preferred unitholders should read the Crestwood Consent Solicitation Statement. The merger is not conditioned upon Crestwood obtaining the requisite consents to amend the terms of the Crestwood Partnership Agreement in the Preferred Consent Solicitation. If the requisite consent in the Preferred Consent Solicitation is not obtained, the current terms of the Crestwood Partnership Agreement, including all of the terms of the Crestwood preferred units, will remain unchanged.

Your vote is very important. Information about the special meeting, the merger and the other business to be considered by the Crestwood unitholders at the special meeting is contained in the accompanying proxy statement/prospectus, which we urge you to read. In particular, see the section titled “Risk Factors” beginning on page 28 of the proxy statement/prospectus. In addition, we urge Crestwood preferred unitholders to read the Crestwood Consent Solicitation Statement for additional information regarding the Preferred Consent Solicitation.

The Crestwood board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Crestwood and its unitholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, (iii) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger, (iv) resolved to recommend adoption of the merger agreement by the Crestwood unitholders and (v) directed that the merger agreement be submitted to the Crestwood unitholders for adoption.

Sincerely,

Robert G. Phillips

Founder, Chairman and Chief Executive Officer

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the accompanying document or determined that the accompanying document is accurate or complete. Any representation to the contrary is a criminal offense.

The accompanying document is dated September 29, 2023 and is first being mailed to the Crestwood unitholders on or about September 29, 2023.

NOTICE OF SPECIAL MEETING OF UNITHOLDERS

TO BE HELD VIRTUALLY ON OCTOBER 30, 2023

Dear Unitholder of Crestwood Equity Partners LP:

On October 30, 2023, Crestwood Equity Partners LP (“Crestwood”) will virtually hold a special meeting of unitholders (the “special meeting”) at www.virtualshareholdermeeting.com/CEQP2023SM at 9:00 a.m., central time. Only Crestwood unitholders of record at the close of business on September 22, 2023, the record date, are entitled to receive this notice and to vote at the special meeting or any adjournment or postponement of that meeting. The special meeting has been called for the following purposes:

1.

To consider and vote upon a proposal to approve and adopt the Agreement and Plan of Merger dated as of August 16, 2023 (the “merger agreement”), by and among Crestwood, Energy Transfer LP (“Energy Transfer”), Pachyderm Merger Sub LLC (“Merger Sub”) and, solely for the purposes of Sections 2.1(a), 2.1(b), 2.1(c) and 5.21 thereof, LE GP, LLC (“ET GP”), pursuant to which, among other things, Crestwood will be merged with and into Merger Sub (the “merger”), with Merger Sub surviving the merger as a direct wholly owned subsidiary of Energy Transfer, and the transactions contemplated thereby (the “merger proposal”);

2.

To consider and cast an advisory (non-binding) vote on specified compensation that may be received by Crestwood’s named executive officers in connection with the merger (the “advisory compensation proposal”);

3.	To consider and vote upon any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the merger proposal (the “adjournment proposal”); and

4.	To transact such other business as may properly come before the special meeting and any adjournment or postponement thereof.

To be admitted to the special meeting at www.virtualshareholdermeeting.com/CEQP2023SM, unitholders must enter the 16-digit control number found on their proxy card or voting instruction form. Once properly admitted to the special meeting, unitholders of record as of the record date may vote their units by following the instructions available on the meeting website during the meeting and may also view the complete list of unitholders entitled to vote at the special meeting. Technical support will be available on the virtual meeting website beginning 15 minutes prior to the start of the special meeting. The technical support offered through this service is designed to address difficulties related to the virtual meeting website, and it is recommended that you contact your bank, broker or other nominee should you be unable to locate your 16-digit control number.

The board of directors of Crestwood Equity GP LLC (the “Crestwood board of directors”), the general partner of Crestwood (“Crestwood GP”), has unanimously approved and adopted the merger agreement and is submitting the merger agreement to holders of Crestwood common units (“Crestwood common unitholders”) and Crestwood preferred units (“Crestwood preferred unitholders” and together with the Crestwood common unitholders, the “Crestwood unitholders”) for approval and adoption at the special meeting. The merger agreement will be approved and adopted upon receiving the affirmative vote of the holders of a majority of the outstanding Crestwood common units and the outstanding Crestwood preferred units, on an as-converted basis, voting as a single class.

Whether or not you plan to participate in the virtual special meeting, please submit your proxy with voting instructions as soon as possible. If you hold Crestwood common units or Crestwood preferred units in your name as a unitholder of record, please complete, sign, date and return the accompanying proxy card in the enclosed self-addressed stamped envelope, use the toll-free telephone number shown on the proxy card or use the internet website shown on the proxy card. If you hold Crestwood common units or Crestwood preferred units through a bank, broker or other nominee, please use the voting instructions you have received from your bank, broker or other nominee. If you hold Crestwood common units or Crestwood preferred units through a bank, broker or other nominee, and you have not received a 16-digit control number, please contact your bank, broker or other nominee as soon as possible so that you can be provided with a 16-digit control number. Submitting your proxy will not prevent you from attending the special meeting and voting online.

You may revoke your proxy by participating in the virtual special meeting and voting your Crestwood common units or Crestwood preferred units online at the special meeting. You may also revoke your proxy at any time before it is voted by giving written notice of revocation to the Corporate Secretary of Crestwood at the address provided with the proxy card at or before the special meeting or by submitting a proxy with a later date.

Other sections of the proxy statement/prospectus describe the proposals listed above in more detail, as well as other matters contemplated in connection with the proposed merger. Before voting, please carefully read the proxy statement/prospectus in its entirety, including the merger agreement and all other annexes and including documents incorporated by reference, for further information relevant to the business to be transacted at the special meeting. In particular, see “Proposal 1: The Merger,” beginning on page 49, for a description of the transactions contemplated by the merger agreement, and “Risk Factors,” beginning on page 28, for an explanation of the risks associated with the merger and the other transactions contemplated by the merger agreement.

The Crestwood board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Crestwood and its unitholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, (iii) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger, (iv) resolved to recommend adoption of the merger agreement by the Crestwood unitholders and (v) directed that the merger agreement be submitted to the Crestwood unitholders for adoption. In addition, the Crestwood board of directors recommends that the Crestwood unitholders vote to approve, on an advisory (non-binding) basis, specified compensation that may be received by Crestwood’s named executive officers in connection with the merger and to approve an adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the merger proposal.

The Crestwood board of directors recommends that the Crestwood unitholders vote:

1.	“FOR” the merger proposal;

2.	“FOR” the advisory compensation proposal; and

3.	“FOR” the adjournment proposal.

YOUR VOTE IS VERY IMPORTANT, REGARDLESS OF THE NUMBER OF UNITS THAT YOU OWN. The merger between Energy Transfer and Crestwood cannot be completed without the adoption of the merger proposal by the affirmative vote of the holders of a majority of the outstanding Crestwood common units and the outstanding Crestwood preferred units, on an as-converted basis, voting as a single class.

If you have any questions concerning the merger or the other transactions contemplated by the merger agreement or the accompanying proxy statement/prospectus or would like additional copies, please contact Crestwood’s proxy solicitor:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

Unitholders may call toll free: (877) 750-0854

Banks and Brokers may call collect: (212) 750-5833

By Order of the Board of Directors,

ROBERT G. PHILLIPS

Founder, Chairman and Chief Executive Officer

September 29, 2023

Page
QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING	1
SUMMARY	14
Information About the Companies (See page 40)	14
The Merger (See page 49)	14
Common Unit Merger Consideration and Preferred Consideration (See page 91)	14
Election Form (See page 91)	15
Treatment of Crestwood Equity Awards (See page 79)	16
Treatment of Crestwood Indebtedness (See page 111)	16
Preferred Consent Solicitation (See page 47)	17
Risk Factors (See page 28)	17
Special Meeting of Crestwood Unitholders (See page 41)	19
Recommendation of the Crestwood Board of Directors and Reasons for the Merger (See page 59)	20
Opinion of Crestwood’s Financial Advisor (See page 64)	21
Interests of Crestwood’s Directors and Executive Officers in the Merger (See page 78)	21
Regulatory Approvals Required for the Merger (See page 86)	21
No Appraisal or Dissenters’ Rights (See page 95)	21
NYSE Listing of ET Units (See page 89)	22
Delisting and Deregistration of Crestwood Common Units and Preferred Units (See page 89)	22
Conditions to Completion of the Merger (See page 93)	22
Non-Solicitation by Crestwood (See page 103)	23
Termination of the Merger Agreement (See page 112)	23
Breakup Fee (See page 113)	24
Accounting Treatment of the Transactions (See page 86)	24
Material U.S. Federal Income Tax Consequences of the Merger (See page 115)	24
Comparison of Rights of Energy Transfer Common Unitholders, New ET Preferred Unitholders, Crestwood Common Unitholders and Crestwood Preferred Unitholders (See page 151)	25
Expected Timing of the Merger (See page 85)	26
Litigation Related to the Merger (See page 89)	26
Advisory Vote on Specified Compensation (See page 182)	26
Unaudited Comparative Per Unit Information of Energy Transfer and Per Unit Information of Crestwood	26
RISK FACTORS	28
Risk Factors Related to the Merger	28
Tax Risks Related to the Merger	35
Tax Risks Related to Owning ET Common Units and New ET Preferred Units Following the Merger	36
CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS	38
INFORMATION ABOUT THE COMPANIES	40
SPECIAL MEETING OF CRESTWOOD UNITHOLDERS	41
Date, Time and Place of the Special Meeting	41
Participating in the Special Meeting	41
Purpose of the Special Meeting	41
Recommendation of the Crestwood Board of Directors	42
Record Date; Unitholders Entitled to Vote; Outstanding Units Held	42
Quorum	43
Failure to Vote; Abstentions	43
Broker Non-Votes	43
Required Vote	43

i

Page
Units Beneficially Owned by Directors and Executive Officers	44
Proxies	44
Units Held in Street Name	44
How to Submit Your Proxy	45
Revoking Your Proxy	45
Adjournments and Postponements	45
Inspector of Election	46
Proxy Solicitation	46
Householding of Special Meeting Materials	46
Other Business	46
PREFERRED CONSENT SOLICITATION	47
PROPOSAL 1: THE MERGER	49
Effects of the Merger	49
Background of the Merger	49
Recommendation of the Crestwood Board of Directors and Reasons for the Merger	59
Opinion of Crestwood’s Financial Advisor	64
Energy Transfer’s Reasons for the Merger	72
Crestwood and Energy Transfer Unaudited Prospective Financial Information	72
Interests of Crestwood’s Directors and Executive Officers in the Merger	78
Securities Ownership of Certain Beneficial Owners and Management	84
Merger Expenses, Fees and Costs	85
Expected Timing of the Merger	85
No Energy Transfer Unitholder Approval	86
Accounting Treatment of the Transactions	86
Regulatory Approvals	86
Exchange of Units	87
Listing of ET Common Units and New ET Preferred Units Issued in the Transactions; Delisting and Deregistration of Crestwood Common Units and Crestwood Preferred Units After the Transactions	89
Litigation Related to the Merger	89
THE MERGER AGREEMENT	90
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER	115
MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF ET UNIT OWNERSHIP	122
DESCRIPTION OF ET COMMON UNITS	142
DESCRIPTION OF NEW ET PREFERRED UNITS	149
COMPARISON OF RIGHTS OF ENERGY TRANSFER COMMON UNITHOLDERS, NEW ET PREFERRED UNITHOLDERS, CRESTWOOD COMMON UNITHOLDERS AND CRESTWOOD PREFERRED UNITHOLDERS	151
PROPOSAL 2: ADVISORY VOTE ON SPECIFIED COMPENSATION	182
LEGAL MATTERS	183
EXPERTS	183
CRESTWOOD UNITHOLDER PROPOSALS	184
WHERE YOU CAN FIND MORE INFORMATION	185
ANNEX A — AGREEMENT AND PLAN OF MERGER	A-1
ANNEX B — OPINION OF EVERCORE	B-1

ii

ADDITIONAL INFORMATION

This document, which forms part of a registration statement on Form S-4 filed with the U.S. Securities and Exchange Commission (the “SEC”), constitutes a proxy statement of Crestwood under Section 14(a) of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), with respect to the solicitation of proxies for the special meeting of holders of Crestwood common units (“Crestwood common unitholders”) and Crestwood preferred units (“Crestwood preferred unitholders” and together with the Crestwood common unitholders, the “Crestwood unitholders”), or any adjournment or postponement thereof, to, among other things, approve and adopt the merger agreement and the transactions contemplated thereby. This document is also a prospectus of Energy Transfer under Section 5 of the U.S. Securities Act of 1933, as amended (the “Securities Act”), for ET common units and new ET preferred units that may be issued to Crestwood unitholders in the merger pursuant to the merger agreement.

As permitted under the rules of the SEC, this document incorporates by reference important business and financial information about Energy Transfer and Crestwood from other documents filed with the SEC that are not included in or delivered with this document. Please read the section titled “Where You Can Find More Information.” You can obtain any of the documents incorporated by reference into this document from the SEC’s website at www.sec.gov. This information is also available to you without charge upon your request in writing or by telephone from Energy Transfer or Crestwood at the following addresses and telephone numbers:

Energy Transfer LP	Crestwood Equity Partners LP
8111 Westchester Drive, Suite 600 Dallas, Texas 75225 Attention: Investor Relations Telephone: (214) 981-0795	811 Main Street, Suite 3400 Houston, Texas Attention: Investor Relations Phone: (832) 519-2200

Please note that copies of the documents provided to you will not include exhibits, unless the exhibits are specifically incorporated by reference into the documents or this document.

You may obtain certain of these documents at Energy Transfer’s website, www.energytransfer.com, and at Crestwood’s website, www.crestwoodlp.com. None of the information contained on the website of Energy Transfer or Crestwood is incorporated by reference into this document.

In order to receive timely delivery of the documents in advance of the special meeting, your request should be received no later than October 23, 2023. If you request any documents, Energy Transfer or Crestwood will mail them to you by first class mail, or another equally prompt means, within one business day after receipt of your request.

If you have any questions about the merger or the consideration that you will receive in connection with the merger, including any questions relating to the transmittal of materials, or would like additional copies of the letter of transmittal (which is being mailed to Crestwood unitholders separately), you may contact Crestwood’s proxy solicitor at the address and telephone number listed below. You will not be charged for any additional letters of transmittal that you request.

The Solicitation Agent for the Special Meeting is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th floor

New York, New York 10022

You may obtain information regarding the Special Meeting

from the Solicitation Agent as follows:

Unitholders may call toll free: (877) 750-0854

Banks and Brokers may call collect: (212) 750-5833

QUESTIONS AND ANSWERS ABOUT THE MERGER AND SPECIAL MEETING

Set forth below are questions that you, as a Crestwood unitholder, may have regarding the merger and the special meeting of Crestwood unitholders and brief answers to those questions. For a more complete description of the legal and other terms of the merger, please read this entire document, including the merger agreement, which is attached as Annex A to this proxy statement/prospectus, and the documents incorporated by reference into this document. You may obtain a list of the documents incorporated by reference into this document in the section “Where You Can Find More Information.”

Q:	Why am I receiving these materials?

A:	Energy Transfer and Crestwood have entered into a merger agreement, pursuant to which Energy Transfer will acquire Crestwood, and Crestwood will cease to be a publicly held limited partnership.

In order to complete the merger, Crestwood unitholders must vote to approve and adopt the merger agreement and the transactions contemplated thereby. This document is being delivered to you as both a proxy statement of Crestwood and a prospectus of Energy Transfer in connection with the merger. It is the proxy statement by which the board of directors of Crestwood Equity GP LLC, Crestwood’s general partner (“Crestwood GP” and such board of directors, the “Crestwood board of directors”) is soliciting proxies from you to vote in favor of the proposal to approve and adopt the merger agreement at the special meeting or at any adjournment or postponement of the special meeting. It is also the prospectus for the offering by Energy Transfer of ET common units and new ET preferred units (each as defined below) in the merger. This document also contains information about how Crestwood preferred unitholders can elect the form of consideration that they will receive in exchange for their Crestwood preferred units (see “The Merger Agreement—Common Unit Merger Consideration and Preferred Consideration—Preferred Election Procedures”).

This proxy statement/prospectus, which you should carefully read in its entirety, contains important information about the Crestwood special meeting, the merger and other matters.

Q:	What am I being asked to consider and vote on?

A:	Crestwood unitholders are being asked to consider and vote on the following proposals:

(1)	to approve and adopt the merger agreement (attached as Annex A to this document) and the transactions contemplated thereby (the “merger proposal”);

(2)

to approve, on an advisory (non-binding) basis, specified compensation that may be received by Crestwood’s named executive officers in connection with the merger (the “advisory compensation proposal”);

(3)	to approve any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve and adopt the merger proposal (the “adjournment proposal”); and

(4)

to transact such other business as may properly come before the special meeting and any adjournment or postponement thereof (at the present time, Crestwood knows of no other matters that will be presented for consideration at the special meeting).

Q:	How does the Crestwood board of directors recommend that I vote on the matters to be considered at the special meeting?

A:	The Crestwood board of directors recommends that the Crestwood unitholders vote:

•	“FOR” the merger proposal;

•	“FOR” the advisory compensation proposal; and

•	“FOR” the adjournment proposal.

See “Proposal 1: The Merger—Recommendation of the Crestwood Board of Directors and Reasons for the Merger” beginning on page 59.

In considering the recommendation of the Crestwood board of directors with respect to the merger proposal, you should be aware that some of Crestwood’s directors and executive officers have interests in the merger that are different from, or in addition to, the interests of Crestwood unitholders generally. See “Proposal 1: The Merger—Interests of Crestwood’s Directors and Executive Officers in the Merger” beginning on page 78.

Q:	What will happen in the merger?

A:

If the merger is completed, Crestwood will be merged with and into Merger Sub, with Merger Sub surviving the merger as a direct wholly owned subsidiary of Energy Transfer (the “Surviving Entity”). The merger will become effective on such date and at such time that the certificate of merger is filed with the Secretary of State of the State of Delaware, or such later date and time as may be agreed upon by Energy Transfer and Crestwood and set forth in the certificate of merger. Throughout this document, this date and time is referred to as the “effective time” of the merger. Crestwood GP’s general partner interest in Crestwood will be automatically cancelled and cease to exist without any conversion thereof and no consideration will be received therefor.

Q:	What will Crestwood unitholders receive for their Crestwood common units and Crestwood preferred units in the merger?

A:

If the merger is completed, at the effective time of the merger, Crestwood unitholders will receive, for each common unit representing limited partner interests in Crestwood (each, a “Crestwood common unit”) that they own as of immediately prior to the effective time of the merger, 2.07 common units (the “exchange ratio”), each representing a limited partner interest in Energy Transfer (the “ET common units” and such consideration, the “common unit merger consideration”). See “The Merger Agreement—Common Unit Merger Consideration and Preferred Consideration” on page 91.

Each preferred unit representing a limited partner interest in Crestwood (each, a “Crestwood preferred unit”) outstanding immediately prior to the effective time will, at the election of the holder of such Crestwood preferred unit (each, a “Crestwood preferred unitholder” and together with the Crestwood common unitholders, the “Crestwood unitholders”) in accordance with the Sixth Amended and Restated Agreement of Limited Partnership of Crestwood, dated as of August 20, 2021, as may be amended if the requisite consents are obtained in connection with the Preferred Consent Solicitation, as described below (the “Crestwood Partnership Agreement”), (i) convert into Crestwood common units, at the then-applicable Conversion Ratio (as defined in the Crestwood Partnership Agreement, currently one Crestwood common unit for 10 Crestwood preferred units), subject to the payment of any accrued but unpaid distributions prior to the effective time, (ii) convert into a new Energy Transfer security that has substantially similar terms, including with respect to economics and structural protections, as the Crestwood preferred units, as such terms may be amended if the requisite consents are obtained in connection with the Preferred Consent Solicitation (the “new ET preferred units,” and together with the ET common units, the “ET units,” and the holders of the new ET preferred units, the “new ET preferred unitholders” and such holders, together with the ET common unitholders, “ET unitholders”) or (iii) be redeemed in exchange for cash or Crestwood common units, at the sole discretion of Crestwood GP, at a price of (x) $9.218573 per Crestwood preferred unit or (y) if the requisite consents are obtained in connection with the Preferred Consent Solicitation, $9.857484 per Crestwood preferred unit, in each case, plus accrued and unpaid distributions to the date of such redemption (an election to be redeemed as described in clause (iii), a “Redemption Election” and such cash and/or such new ET preferred units payable as set forth in the foregoing clauses (ii) and (iii), the “preferred consideration”).

Crestwood preferred unitholders that receive Crestwood common units pursuant to the foregoing clauses (i) or (iii) will be entitled to receive the common unit merger consideration at the effective time. If no election is made by a holder of Crestwood preferred units, such holder will be deemed to have elected to receive new ET preferred units (such inaction, as applicable, a “default election”). Crestwood has agreed to cause Crestwood GP to elect to pay cash for any Crestwood preferred units whose holders have elected to have such Crestwood preferred units redeemed pursuant to a Redemption Election as described in clause (iii) above.

Q:	What will happen to Crestwood equity awards in the merger?

A:

Restricted Units. In the merger, each outstanding restricted unit of Crestwood (a “Crestwood restricted unit”) will be entitled to receive the common unit merger consideration. The vesting restrictions applicable to each Crestwood restricted unit that has a grant date prior to January 1, 2023 will lapse immediately prior to the effective time. For all other Crestwood restricted units, the same restrictions and other terms and conditions that were applicable immediately prior to the effective time will continue to apply after the effective time.

Performance Units. Each outstanding performance unit of Crestwood (a “Crestwood performance unit”) that has a grant date prior to January 1, 2023 or that is otherwise vested at the effective time will be cancelled at the effective time in exchange for (i) the common unit merger consideration in respect of the corresponding number of Crestwood common units (including any reinvested distribution equivalent rights) issuable pursuant to such Crestwood performance unit based upon the attainment of the applicable Crestwood performance assumption (as described below) and (ii) an amount in cash equal to any accrued but unpaid cash distribution equivalents with respect to such Crestwood performance units. All other Crestwood performance units will be assumed by Energy Transfer (an “assumed performance unit award”) and converted into a time-based phantom unit award representing a contractual right upon vesting to receive a number of ET common units equal to the product obtained by multiplying (i) the number of Crestwood common units subject to such assumed performance unit award immediately prior to the effective time assuming attainment of the applicable Crestwood performance assumption by (ii) the exchange ratio. Each assumed performance unit award will otherwise be subject to the same terms and conditions that were applicable to the corresponding Crestwood performance unit immediately prior to the effective time other than the performance-based vesting conditions and, in the event any distribution is declared in respect of ET common units, the corresponding distribution equivalent right for each assumed performance unit award will be settled within 30 days following the time when distributions are paid to ET common unitholders generally. The “Crestwood performance assumptions” are as follows: (A) with respect to a Crestwood performance unit granted prior to January 1, 2023, a performance multiplier of 100%, and (B) with respect to a Crestwood performance unit granted on or after January 1, 2023, the target level of performance for the relevant Crestwood restricted unit, Crestwood performance unit or Crestwood phantom unit, as applicable.

Q:	What is the Preferred Consent Solicitation?

A:

Separate from the solicitation of votes pursuant to the accompanying proxy statement/prospectus, at the direction of Energy Transfer pursuant to certain provisions of the merger agreement (see “The Merger Agreement—Other Covenants and Agreements”), Crestwood is also soliciting consents (the “Preferred Consent Solicitation”) from Crestwood preferred unitholders to amend certain terms of the Crestwood Partnership Agreement relating to the Crestwood preferred units proposed by Energy Transfer pursuant to the merger agreement. Such consent solicitation is being conducted by Crestwood pursuant to a proxy statement on Schedule 14A filed by Crestwood with the SEC on September 27, 2023 and mailed to the Crestwood preferred unitholders on or about the same date (the “Crestwood Consent Solicitation Statement”) and which more fully describes the proposed amendments to the Crestwood Partnership Agreement. If the requisite consents are obtained in the Preferred Consent Solicitation, the adoption of such amendments will be conditioned on the satisfaction or waiver of the conditions to the closing of the merger.

If such amendments are approved by the requisite holders of Crestwood preferred units, the consideration Crestwood preferred unitholders may elect to receive in the merger will be affected in the following ways: (a) if such Crestwood preferred unitholders elect to receive a new security of Energy Transfer, such security will have terms reflecting the such amendments, and (b) if such Crestwood preferred unitholders make a cash redemption election, the cash redemption price will increase from $9.218573 to $9.857484 per Crestwood preferred unit. Crestwood and Energy Transfer will announce the results of the consent solicitation as promptly as possible following the expiration of the Preferred Consent Solicitation (the “Expiration Date”), which announcement is anticipated to be at least 10 days before the deadline to make a merger consideration election for the Crestwood preferred units, assuming the Expiration Date is not extended. A summary of the Preferred Consent Solicitation can be found in the section of this proxy statement/prospectus entitled “Preferred Consent Solicitation.” However, for additional information, Crestwood preferred unitholders should read the Crestwood Consent Solicitation Statement. The merger is not conditioned upon Crestwood obtaining the requisite consents to amend the terms of the Crestwood Partnership Agreement in the Preferred Consent Solicitation. If the requisite consent in the Preferred Consent Solicitation is not obtained, the current terms of the Crestwood Partnership Agreement, including all of the terms of the Crestwood preferred units, will remain unchanged.

Q:	If I am a Crestwood unitholder, will I receive distributions in the future?

A:

Before completion of the merger, Crestwood expects to pay quarterly distributions on Crestwood common units and Crestwood preferred units, which currently are $0.655 per Crestwood common unit and $0.21111 per Crestwood preferred unit, at times and intervals consistent with its prior practice and as permitted by the merger agreement. In addition, if Crestwood and Energy Transfer mutually agree that closing is reasonably expected to occur before the ex-dividend date of Energy Transfer’s regular quarterly distribution for the quarter ending December 31, 2023, Crestwood may pay a distribution (other than and in addition to regular quarterly distributions) to the Crestwood unitholders in an amount not to exceed $0.003 per Crestwood common unit and $0.0003 per Crestwood preferred unit (the “Pre-Merger Special Distribution”). Further, if you are a Crestwood preferred unitholder and elect to convert your Crestwood preferred units into Crestwood common units or have your Crestwood preferred units redeemed in connection with the merger, you will be entitled to accrued and unpaid distributions through the effective date of conversion or the date of redemption, as applicable. Your receipt of this quarterly distribution will not reduce the per unit common unit merger consideration. Once the merger is completed, to the extent Crestwood common units are exchanged for ET common units, when distributions are declared by the board of directors of LE GP, LLC (the “ET board of directors”), the general partner of Energy Transfer (“ET GP”), and paid by Energy Transfer, former Crestwood unitholders will receive distributions on ET common units that they receive in the merger in accordance with the Third Amended and Restated Agreement of Limited Partnership of Energy Transfer (the “Energy Transfer Partnership Agreement”).

For a description of the distribution provisions of the Energy Transfer Partnership Agreement, please read “Comparison of Rights of Energy Transfer Common Unitholders, New ET Preferred Unitholders, Crestwood Common Unitholders and Crestwood Preferred Unitholders” beginning on page 151.

Q:	What vote of unitholders is required to approve and adopt the merger agreement?

A:

The merger proposal must be approved and adopted by the affirmative vote of the holders of a majority of the outstanding Crestwood common units and Crestwood preferred units, on an as-converted basis, voting as a single class. Because approval is based on the affirmative vote of holders of at least a majority of the outstanding Crestwood common units and Crestwood preferred units, on an as-converted basis, voting as a single class, a Crestwood unitholder’s failure to vote, an abstention from voting or the failure of a Crestwood unitholder who holds his or her units in “street name” through a bank, broker or other nominee to give voting instructions to such bank, broker or other nominee (a “broker non-vote”) will have the same effect as a vote “AGAINST” approval of the merger proposal.

Q:	What vote of unitholders is required to approve the other matters to be considered at the special meeting?

A:

Approval of the advisory compensation proposal requires the affirmative vote of the holders of a majority of the Crestwood common units and Crestwood preferred units, on an as-converted basis, voting as a single class. The vote of Crestwood unitholders on the advisory compensation proposal is advisory in nature and will not be binding on Energy Transfer or the Crestwood board of directors and will not affect whether the compensation is paid. Any failure to vote, abstention or broker non-votes will have the same effect as a vote “AGAINST” the advisory compensation proposal.

Any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the merger proposal requires the affirmative vote of the holders of a majority of the Crestwood common units and Crestwood preferred units, on an as-converted basis, voting as a single class, present online or by proxy at the special meeting. No notice of the adjourned special meeting will be given so long as the time and place to which the special meeting is adjourned are announced at the special meeting at which the adjournment is taken, the adjournment is for no more than 45 days, a new record date is not fixed and, at the adjourned special meeting, only such business is transacted as might have been transacted at the original special meeting. Abstentions will have the same effect as a vote “AGAINST” the adjournment proposal. Broker non-votes will have no effect on the adoption of the adjournment proposal.

Q:	Who counts the votes?

A:

We have engaged Broadridge Investor Communication Solutions as our independent agent, to receive and tabulate votes at the special meeting. A representative of Broadridge Investor Communication Solutions will separately tabulate “FOR,” “AGAINST” or “ABSTAIN” votes, as applicable. A representative of Broadridge Investor Communication Solutions has also been retained to be our election inspector to certify the results, determine the existence of a quorum and the validity of proxies, and perform any other acts required under the Delaware Revised Uniform Limited Partnership Act (the “Delaware Act”) or the Crestwood Partnership Agreement.

Q:	What constitutes a quorum for the special meeting?

A:

A quorum shall consist of the holders of record of a majority of the issued and outstanding Crestwood common units and Crestwood preferred units, on an as-converted basis, present online or by proxy at the special meeting. Abstentions will be counted for purposes of determining whether there is a quorum at the special meeting. Because it is expected that all of the matters to be voted on at the special meeting will be non-routine under NYSE rules, brokers will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your bank, broker or other nominees, your units will not count towards determining whether a quorum is present and your units will not be voted on any of the proposals.

Q:	When and where will the special meeting be held?

A:	The virtual special meeting is scheduled to be held at www.virtualshareholdermeeting.com/CEQP2023SM on October 30, 2023 at 9:00 a.m., central time.

The special meeting can be accessed by visiting www.virtualshareholdermeeting.com/CEQP2023SM, where Crestwood unitholders will be able to participate and vote online. Crestwood encourages its unitholders to access the meeting 15 minutes prior to the start time leaving ample time for check-in. Please follow the instructions as outlined in this proxy statement/prospectus. This proxy statement/prospectus is first being furnished to Crestwood’s unitholders on or about September 29, 2023.

Q:	What is required to participate in the special meeting?

A:

To be admitted to the special meeting at www.virtualshareholdermeeting.com/CEQP2023SM, unitholders must enter the 16-digit control number found on their proxy card or voting instruction form. Once properly admitted to the special meeting, unitholders of record as of the record date may vote their units by following the instructions available on the meeting website during the meeting and may also view the complete list of unitholders entitled to vote at the special meeting. Technical support will be available on the virtual meeting website beginning 15 minutes prior to the start of the special meeting. The technical support offered through this service is designed to address difficulties related to the virtual meeting website, and it is recommended that you contact your bank, broker or other nominee should you be unable to locate your 16-digit control number.

Crestwood unitholders may submit questions during the special meeting. As part of the special meeting, Crestwood will hold a live question and answer session during which we intend to answer questions submitted during the meeting in accordance with the special meeting procedures which are pertinent to Crestwood and the meeting matters, as time permits. Questions may be submitted during the special meeting through www.virtualshareholdermeeting.com/CEQP2023SM. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once.

Q:	Who is entitled to vote at the special meeting?

A:

All Crestwood unitholders who hold Crestwood common units or Crestwood preferred units at the close of business on the record date, September 22, 2023, are entitled to receive notice of and to vote at the special meeting and any adjournment or postponement thereof.

Q:	How do I vote at the special meeting?

A:

All unitholders of record may vote online during the special meeting. Street name holders may vote online during the special meeting if they have a voting instruction form with a 16-digit control number, as described below. You may cast your vote electronically during the special meeting using the 16-digit control number found on your proxy card or voting instruction form. If you hold Crestwood common units or Crestwood preferred units through a bank or broker, and you have not received a 16-digit control number, please contact your bank, broker or other nominee as soon as possible so that you can be provided with a 16-digit control number.

Whether you plan to attend the special meeting or not, we encourage you to vote by proxy as soon as possible.

Q:	How important is my vote as a Crestwood unitholder?

A:

Your vote “FOR” each proposal presented at the special meeting is very important, and you are encouraged to submit a proxy as soon as possible. The merger cannot be completed without the approval of the merger proposal by Crestwood unitholders.

Q:	How many votes do I have for the special meeting?

A:

Each Crestwood common unitholder is entitled to one vote for each Crestwood common unit held of record as of the close of business on the record date for each proposal. Each Crestwood preferred unitholder is entitled to a number of votes equal to the number of votes such holder would have had if all Crestwood preferred units held by such holder had been converted into Crestwood common units as of the record date. As of the date hereof, the Crestwood preferred units are convertible into Crestwood common units on a 10-for-1 basis. As a result, each Crestwood preferred unitholder will have one vote for every ten Crestwood preferred units held as of the record date.

Q:

If my Crestwood common units or Crestwood preferred units are held in “street name” by my bank, broker or other nominee, will my bank, broker or other nominee vote my units without instructions from me?

A:

No. Your bank, broker or other nominee will not be able to vote your Crestwood common units or Crestwood preferred units without instructions from you. Please follow the procedure your bank, broker or other nominee provides to vote your units. Under the rules of the NYSE, your bank, broker or other nominee will only be permitted to vote your Crestwood common units or Crestwood preferred units on “non-routine” matters if you instruct your bank, broker or other nominee how to vote. All of the proposals scheduled for consideration at the special meeting are “non-routine” matters. As a result, if you fail to provide voting instructions to your bank, broker or other nominee, your Crestwood common units or Crestwood preferred units will not be counted as present at the special meeting for purposes of determining a quorum and will not be voted on any of the proposals. To make sure that your Crestwood common units or Crestwood preferred units are voted on each of the proposals, you should instruct your bank, broker or other nominee how you wish to vote your Crestwood common units or Crestwood preferred units in accordance with the procedures provided by your bank, broker or other nominee regarding the voting of your Crestwood common units or Crestwood preferred units.

Q:	If I am planning on virtually attending the special meeting, should I still submit a proxy?

A:

Yes. Whether or not you plan to virtually attend the special meeting, you should submit a proxy. Crestwood common units and Crestwood preferred units will not be voted if the holder of such units does not submit a proxy and then does not vote online at the special meeting.

Q:	What do I do if I want to change my vote?

A:

If you are a holder of record, you may change your vote at any time before Crestwood common units and Crestwood preferred units are voted at the special meeting. You can do this in any of the three following ways:

•	by sending a written notice to the Corporate Secretary of Crestwood in time to be received before the special meeting stating that you revoke your proxy;

•

by completing, signing and dating another proxy card and returning it by mail in time to be received before the special meeting or by submitting a later dated proxy by telephone or the internet, in which case your later-submitted proxy will be recorded and your earlier proxy revoked; or

•	if you are a holder of record, or if you hold a proxy in your favor executed by a holder of record, by virtually attending the special meeting and voting online.

If your Crestwood common units or Crestwood preferred units are held in an account at a bank, broker or other nominee, you should contact your bank, broker or other nominee to change your vote.

Q:	What should I do if I receive more than one set of voting materials for the special meeting?

A:

You may receive more than one set of voting materials for the special meeting and the materials may include multiple proxy cards or voting instruction forms. For example, you will receive a separate voting instruction form for each brokerage account in which you hold units. If you are a holder of record registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction form that you receive according to the instructions on it to ensure that all of your units are voted.

Q:	Can I submit my proxy by telephone or the internet?

A:

Yes. In addition to mailing your proxy, you may submit it telephonically or on the internet. Instructions for using the telephone or internet to vote are described on your proxy card. For further information, please see the section titled “Special Meeting of Crestwood Unitholders—How to Submit Your Proxy” beginning on page 45.

Q:	How will my Crestwood common units or Crestwood preferred units be voted if I return a blank proxy?

A:

If you sign, date and return your proxy card and do not indicate how you want your Crestwood common units or Crestwood preferred units to be voted, then your Crestwood common units or Crestwood preferred units will be voted “FOR” the merger proposal, “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

Q:	How do I exchange my Crestwood common units for common unit merger consideration?

A:

As soon as reasonably practicable following the effective time of the merger, the exchange agent appointed by Energy Transfer and Crestwood will mail to each Crestwood common unitholder (whose units were cancelled and converted into the right to receive the common unit merger consideration) (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the Crestwood common units in exchange for ET common units (which will be issued in book-entry form) and cash in lieu of any fractional ET common units. You should read these instructions carefully. Assuming that you complete and submit the letter of transmittal in accordance with its instructions and surrender your Crestwood common units for cancellation, you will not need to take any further action in order to receive the common unit merger consideration.

Q:	How do I exchange my Crestwood preferred units for the elected form of consideration?

A:

An election form (the “Preferred Election Form”) will be mailed to each holder of record of Crestwood preferred units as of the close of business on the fifth business day (the “Election Form Record Date”) before the mailing date, which will be on or about 30 days prior to the expected closing date (the “Mailing Date”). The election deadline will be a date that is agreed upon between Energy Transfer and Crestwood, near to two business days prior to the closing date (the “Election Deadline”). Energy Transfer and Crestwood will cooperate to issue a joint press release specifying the date of the Election Deadline not more than 15 business days before, and at least five business days prior to, the Election Deadline. Crestwood will also make an election form available to any person that becomes a holder of Crestwood preferred units between the Election Form Record Date and the Election Deadline upon request by that person. Unless the Crestwood preferred unitholders desire to make the default election, they should return their completed Preferred Election Form (accompanied by duly executed transmittal materials included in the Preferred Election Form), along with the Crestwood preferred unit certificate(s) to which the Preferred Election Form relates (or a properly completed notice of guaranteed delivery) unless the units are held in book entry form, according to the instructions included with the form to the exchange agent by no later than the Election Deadline. The Preferred Election Form will also include such other instructions and provisions that Energy Transfer and Crestwood agree are necessary or useful for effecting the surrender of the Crestwood preferred units in exchange for the elected form of consideration. The Preferred Election Form will be provided to Crestwood preferred unitholders in a separate mailing and is not being provided with this proxy statement/prospectus.

If you own Crestwood preferred units in “street name” through a bank, broker or other nominee, you should follow the instructions of the bank, broker or other nominee for making an election with respect to your units. Unless the Crestwood preferred unitholders desire to make the default election, they should return their completed Preferred Election Form to the exchange agent by no later than the Election Deadline.

Q:	Can I change or revoke my election as to the form of consideration I receive in exchange for my Crestwood preferred units?

A:

Yes. Crestwood preferred unitholders can change their election as to the form of consideration they wish to receive by written notice received by the exchange agent prior to the Election Deadline accompanied by a new Preferred Election Form. For a new Preferred Election Form to be effective, the exchange agent must receive your new Preferred Election Form before the Election Deadline. Crestwood preferred unitholders can revoke their election as to the form of preferred consideration they wish to receive by written notice received by the exchange agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of such holder’s certificates, or of the guarantee of delivery of such certificates, previously deposited with the exchange agent. All Preferred Election Forms shall automatically be revoked if the exchange agent is notified in writing by Crestwood or Energy Transfer that the merger has been abandoned and that the merger agreement has been terminated. If a Preferred Election Form is revoked, the certificate(s) (or guarantees of delivery, as appropriate), if any, for the Crestwood preferred units to which such Preferred Election Form relates shall be promptly returned to the holder of the Crestwood preferred units submitting the same to the exchange agent.

Q:	What happens if I fail to return a properly completed Preferred Election Form by the Election Deadline?

A:

If a Crestwood preferred unitholder does not return a properly completed Preferred Election Form by the Election Deadline (accompanied by duly executed transmittal materials included in the election form), together with, if applicable, Crestwood preferred unit certificate(s) to which the election form relates or an appropriate guarantee of delivery of the Crestwood preferred unit certificate(s), such Crestwood preferred unitholder will be treated as though such person made the default election, and will receive new ET preferred units for their Crestwood preferred units.

Q:	Can I sell my Crestwood preferred units after I make my election?

A:

Yes, but after an election is validly made with respect to your Crestwood preferred units, you will not be able to transfer the Crestwood preferred units unless you revoke your election before the Election Deadline by providing written notice to the exchange agent. In the time between the Election Deadline and the closing of the merger, the trading price of Crestwood preferred units may change, and you might otherwise want to sell your Crestwood preferred units to gain access to cash, make other investments, or reduce the potential for a decrease in the value of your investment. The date that you will receive your elected form of consideration in exchange for your Crestwood preferred units depends on the completion date of the merger, which is uncertain. The completion date of the merger might be later than expected due to events not within the control of Crestwood or Energy Transfer, such as delays in obtaining regulatory approvals.

Q:	How will I receive the common unit merger consideration and preferred consideration to which I am entitled?

A:

You will be paid the common unit merger consideration and preferred consideration to which you are entitled upon the surrender to the exchange agent of your Crestwood common units or Crestwood preferred units, as applicable, and a duly completed and validly executed letter of transmittal. Crestwood preferred unitholders will also be required to deliver a completed Preferred Election Form to the exchange agent. More information on the documentation you are required to deliver to the exchange agent may be found under the section titled “Proposal 1: The Merger—Exchange of Units” beginning on page 87. Any ET common units or new ET preferred units that you receive in the merger will be issued in book-entry form and you will receive cash in lieu of any fractional ET common units. No interest will be paid or will accrue on any cash amounts received as common unit merger consideration or preferred consideration, as applicable, or in lieu of any fractional ET common units.

Q:	What happens if I sell my Crestwood common units or Crestwood preferred units after the record date but before the special meeting?

A:

The record date of the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you transfer your Crestwood common units or Crestwood preferred units after the record date but before the date of the special meeting, you will retain your right to vote at the special meeting, but you will not have the right to receive the common unit merger consideration or preferred consideration to be received by Crestwood unitholders in the merger, as applicable. In order to receive the common unit merger consideration or preferred consideration, you must hold your units through the completion of the merger.

Q:	What are the expected U.S. federal income tax consequences to a Crestwood unitholder as a result of the merger?

A:

Generally, (i) Crestwood common unitholders should not recognize gain or loss solely as a result of the receipt of ET common units and (ii) Crestwood preferred unitholders should not recognize gain or loss solely as a result of the receipt of new ET preferred units or ET common units. However, Crestwood unitholders may recognize gain or loss in certain specific situations, including (i) with respect to any deemed distributions made to a Crestwood unitholder as a result of a net decrease in such unitholder’s share of nonrecourse liabilities as a result of the merger, (ii) the receipt of cash in lieu of fractional ET common units or (iii) to the extent contributions of cash or other property to Crestwood on or after the date of the Merger Agreement and prior to the effective time of the merger are treated as part of a “disguised sale” of property.

Crestwood preferred unitholders who properly make a Redemption Election with respect to part or all of their Crestwood preferred units will receive as consideration for such Crestwood preferred units, at the sole discretion of Crestwood GP, Crestwood common units or cash at a price of (x) $9.218573 per Crestwood preferred unit or (y) if the requisite consents are obtained in connection with the Preferred Consent Solicitation, $9.857484 per preferred unit, in each case, plus accrued and unpaid distributions to the date of such redemption. Crestwood preferred unitholders that receive Crestwood common units pursuant to a Redemption Election should, to the extent they receive ET common units, have tax consequences consistent with those applicable to the Crestwood common unitholders discussed above. Crestwood preferred unitholders that receive cash pursuant to a Redemption Election should be treated as selling the applicable Crestwood preferred units immediately prior to the merger and, as a result, should recognize gain or loss equal to the difference between the amount realized and such Crestwood preferred unitholder’s tax basis in the Crestwood preferred units sold. A Crestwood preferred unitholder’s amount realized is equal to the sum of the amount of cash received by such Crestwood preferred unitholder (plus the applicable portion of such Crestwood preferred unitholder’s share of Crestwood’s nonrecourse liabilities immediately prior to the merger, which is expected to be zero).

The amount and effect of any gain or loss that may be recognized by a Crestwood unitholder will depend on such unitholder’s particular situation, including the ability of such Crestwood unitholder to utilize any suspended passive losses.

For a more detailed discussion of the material U.S. federal income tax consequences of the merger to Crestwood unitholders, please see the section titled “Material U.S. Federal Income Tax Consequences of the Merger.”

Q:	What are the expected U.S. federal income tax consequences to a Crestwood unitholder of ownership of ET common units and new ET preferred units?

A:

Each Crestwood unitholder who becomes an ET common unitholder as a result of the merger will, as is the case for existing ET common unitholders, be allocated such holder’s distributive share of Energy Transfer’s income, gains, losses, deductions and credits. In addition to U.S. federal income taxes, such holder may be subject to other taxes, including state and local income taxes, unincorporated business taxes, and estate, inheritance or intangibles taxes that may be imposed by the various jurisdictions in which Energy Transfer conducts business or owns property following the merger or in which the holder is a resident.

Energy Transfer will treat Crestwood unitholders who receive new ET preferred units as partners and distributions on the new ET preferred units as distributions to a partner. Energy Transfer intends to treat new ET preferred unitholders as receiving an allocable share of gross income from Energy Transfer equal to their cash distributions, to the extent Energy Transfer has sufficient gross income to make such allocations of gross income. In the event there is not sufficient gross income to match such distributions, the distributions on the new ET preferred units would reduce the capital accounts of the new ET preferred units, requiring a subsequent allocation of income or gain to provide the new ET preferred units with their liquidation preference, if possible.

For a more detailed discussion of the material U.S. federal income tax consequences of ET unit ownership following the merger, please see the section titled “Material U.S. Federal Income Tax Consequences of ET Unit Ownership.”

Q:	Upon completion of the merger, how many Schedules K-1 will I receive if I receive ET units in the merger?

A:

If you are a Crestwood unitholder, you will receive two Schedules K-1 for the year in which the merger is completed: one from Crestwood, which will describe your share of Crestwood’s income, gain, loss and deduction for the portion of the tax year that you held Crestwood units prior to the effective time, and one from Energy Transfer, which will describe your share of Energy Transfer’s income, gain, loss and deduction for the portion of the tax year that you held ET units following the effective time.

Crestwood expects to furnish a Schedule K-1 to each holder of Crestwood units within 90 days of the end of the calendar year. Energy Transfer also expects to furnish a Schedule K-1 to each holder of ET units within 90 days of the end of the calendar year.

Q:	Do I have appraisal or dissenters’ rights?

A:	No. Crestwood unitholders do not have appraisal or dissenters’ rights in connection with the merger under Delaware law or the Crestwood Partnership Agreement.

Q:	Is completion of the merger subject to any conditions?

A:

Yes. The merger is subject to a number of conditions to closing as specified in the merger agreement. These closing conditions include, among others, (i) approval of the merger proposal by Crestwood unitholders, (ii) the absence of any legal order preventing consummation of the merger, (iii) the expiration or termination of any waiting period under the HSR Act (as defined below), (iv) receipt of legal opinions regarding certain tax-related matters, (v) the absence of a material adverse effect on Energy Transfer or Crestwood, (vi) the registration statement on Form S-4, of which this proxy statement/prospectus forms a part, has been declared effective under the Securities Act and no stop order suspending the effectiveness of the registration statement has been issued by the SEC, nor have proceedings seeking a stop order been initiated or threatened by the SEC and (vii) the satisfaction or, to the extent permitted by applicable law, waiver of the other conditions specified in the merger agreement. For additional information on these conditions, please read the section titled “The Merger Agreement—Conditions to the Merger” beginning on page 93.

Q:	When do you expect to complete the merger?

A:

Energy Transfer and Crestwood are working to complete the merger as promptly as practicable. Energy Transfer and Crestwood currently expect to complete the merger in the fourth quarter of 2023, subject to the receipt of Crestwood unitholder approval, regulatory approvals and the satisfaction of other usual and customary closing conditions. However, no assurance can be given as to when, or whether, the merger will occur.

Q:	What happens if the merger is not completed?

A:

If the Crestwood unitholders do not approve and adopt the merger agreement or if the merger is not completed for any other reason, Crestwood unitholders will not receive any consideration or payment for their Crestwood common units or Crestwood preferred units, as applicable, in connection with the merger. Instead, Crestwood would remain an independent limited partnership and Crestwood common units and Crestwood preferred units would continue to be listed and traded on the NYSE. Under specified circumstances, Crestwood may be required to pay Energy Transfer a breakup fee of $96.0 million as described in the section titled “The Merger Agreement—Breakup Fee” beginning on page 113.

Q:	What happens if the advisory compensation proposal merger is not approved by Crestwood unitholders?

A:

This vote is advisory and non-binding, and the merger is not conditioned or dependent upon the approval of the advisory compensation proposal by Crestwood unitholders. However, Crestwood and Energy Transfer value the opinions of Crestwood unitholders, and Energy Transfer expects to consider the outcome of the vote, along with other relevant factors, when considering future executive compensation, assuming the merger is completed. Because the executive compensation to be paid in connection with the merger is based on the terms of the merger agreement as well as the contractual arrangements between Crestwood GP or its affiliates and its named executive officers, subject to the contractual conditions applicable thereto, such compensation will be payable, regardless of the outcome of this advisory vote if the merger proposal is approved. However, Crestwood seeks the support of its unitholders and believes that unitholder support is appropriate because Crestwood GP has a comprehensive executive compensation program designed to link the compensation of its named executive officers with Crestwood’s performance and the interests of Crestwood unitholders.

Q:	Is the merger conditioned on Crestwood obtaining the requisite consents in the Preferred Consent Solicitation?

A:

No. The merger is not conditioned upon Crestwood obtaining the requisite consents to amend the terms of the Crestwood Partnership Agreement in the Preferred Consent Solicitation. However, if the requisite consents are obtained in the Preferred Consent Solicitation, such amendments to the Crestwood Partnership Agreement will not be adopted unless the conditions to the closing of the merger have been satisfied or waived, as applicable, by Energy Transfer and/or Crestwood. If the requisite consent in the Preferred Consent Solicitation is not obtained, the current terms of the Crestwood Partnership Agreement, including all of the terms of the Crestwood preferred units, will remain unchanged.

Q:	Where can Crestwood preferred unitholders find more information regarding the Preferred Consent Solicitation?

A:

A summary of the Preferred Consent Solicitation can be found in the section of this proxy statement/prospectus entitled “Preferred Consent Solicitation.” However, for additional information, Crestwood preferred unitholders should read the Crestwood Consent Solicitation Statement, which was filed by Crestwood with the SEC on September 27, 2023 and mailed to Crestwood preferred unitholders on or about the same date.

Q:	Are there any risks in the merger that I should consider?

A:

Yes. There are risks associated with all business combinations, including the merger. Before making any decision on how to vote, Energy Transfer and Crestwood urge you to read carefully and in its entirety the section titled “Risk Factors” beginning on page 28 of this document. You also should read and carefully consider the risk factors relating to Energy Transfer and Crestwood contained in the documents that are incorporated by reference into this document, including Energy Transfer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 and Crestwood’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as updated from time to time in each company’s subsequent filings with the SEC.

Q:	Who can I contact with questions about the special meeting or the merger and related matters?

A:

If you have any questions about the merger and the other matters contemplated by this document or how to submit your proxy or voting instruction form or if you need additional copies of this document or the enclosed proxy card or voting instruction form, you should contact Crestwood’s proxy solicitor, Innisfree M&A Incorporated. Crestwood unitholders may call toll free at (877) 750-0854. Banks and brokers may call collect at (212) 750-5833. You may also contact Crestwood, Attention: Investor Relations, 811 Main Street, Suite 3400, Houston, Texas 77002, telephone: (832) 519-2200.

Crestwood unitholders may submit questions during the special meeting. As part of the special meeting, Crestwood will hold a live question and answer session during which we intend to answer questions submitted during the meeting in accordance with the special meeting procedures which are pertinent to Crestwood and the meeting matters, as time permits. Questions may be submitted during the special meeting through www.virtualshareholdermeeting.com/CEQP2023SM. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once.

SUMMARY

This summary highlights selected information from this document. You are urged to carefully read the entire document and the other documents referred to and incorporated in this document because the information in this section does not provide all the information that might be important to you with respect to the merger agreement, the merger and the other matters being considered at the special meeting. See “Where You Can Find More Information.” Each item in this summary refers to the page of this document on which that subject is discussed in more detail.

Information About the Companies (See page 40)

Energy Transfer LP is a publicly-traded Delaware limited partnership owning and operating a diversified portfolio of energy assets. Energy Transfer’s core operations include complementary natural gas midstream, intrastate and interstate transportation and storage assets; crude oil, natural gas liquids (“NGLs”) and refined product transportation and terminalling assets; and NGL storage and fractionation. Energy Transfer also owns Lake Charles LNG Company, as well as limited partner interests in and the general partner interests of the publicly-traded master limited partnerships, Sunoco LP and USA Compression Partners, LP.

Crestwood Equity Partners LP, a Delaware limited partnership formed in March 2001, is a master limited partnership that develops, acquires, owns or controls, and operates primarily-fee based assets and operations within the energy midstream sector. Headquartered in Houston, Texas, Crestwood provides broad-ranging infrastructure solutions across the value chain to service premier liquids-rich natural gas and crude oil shale plays across the United States. Crestwood owns and operates a diversified portfolio of NGL, crude oil, natural gas and produced water gathering, processing, storage, disposal and transportation assets that connect fundamental energy supply with energy demand across North America. Crestwood’s common units representing limited partner interests are listed on the NYSE under the symbol “CEQP” and its preferred units representing limited partner interests are listed on the NYSE under the symbol “CEQP-P.”

Pachyderm Merger Sub LLC is a Delaware limited liability company and wholly owned subsidiary of Energy Transfer. Merger Sub has not carried on any activities to date, other than activities incidental to its formation or undertaken in connection with the transactions contemplated by the merger agreement.

The Merger (See page 49)

Energy Transfer and Crestwood have entered into a merger agreement, pursuant to which Energy Transfer will acquire Crestwood, and Crestwood will cease to be a publicly held limited partnership. Upon the terms and subject to the conditions set forth in the merger agreement, at the effective time, Crestwood will merge with and into Merger Sub, with Merger Sub continuing as the surviving entity and a wholly owned subsidiary of Energy Transfer. Crestwood GP’s general partner interest in Crestwood will be automatically cancelled and cease to exist without any conversion thereof and no consideration will be received therefor.

The merger agreement is attached as Annex A to this document, and both Energy Transfer and Crestwood encourage you to read it carefully and in its entirety because it is the legal document that governs the merger.

Common Unit Merger Consideration and Preferred Consideration (See page 91)

If the merger is completed, Crestwood unitholders will receive, for each Crestwood common unit they own as of immediately prior to the effective time, 2.07 ET common units.

In accordance with the Crestwood Partnership Agreement, each Crestwood preferred unit outstanding immediately prior to the effective time will, at the election of the Crestwood preferred unitholder, in accordance with the Crestwood Partnership Agreement, (i) convert into Crestwood common units, at the then-applicable Conversion Ratio (as defined in the Crestwood Partnership Agreement, currently one Crestwood common unit for 10 Crestwood preferred units), subject to the payment of any accrued but unpaid distributions prior to the effective time, (ii) convert into new ET preferred units or (iii) be redeemed in exchange for cash or Crestwood common units, at the sole discretion of Crestwood GP, at a price of (x) $9.218573 per Crestwood preferred unit or (y) if the requisite consents are obtained in connection with the Preferred Consent Solicitation, $9.857484 per Crestwood preferred unit, in each case, plus accrued and unpaid distributions to the date of such redemption.

Crestwood preferred unitholders that receive Crestwood common units pursuant to the foregoing clauses (i) or (iii) will be entitled to receive the common unit merger consideration at the effective time. If no election is made by a holder of Crestwood preferred units, such holder will be deemed to have elected to receive new ET preferred units. Crestwood has agreed to cause Crestwood GP to elect to pay cash for any Crestwood preferred units whose holders have elected to have such Crestwood preferred units redeemed pursuant to a Redemption Election as described in clause (iii) above.

No fractional ET common units will be issued. Former Crestwood unitholders to whom fractional ET common units would have otherwise been issued will be entitled to receive, subject to applicable withholding, a cash payment equal to such unitholders’ proportionate interest in the net proceeds from the sale of the aggregated fractional ET common units that would have been issued in the merger.

Election Form (See page 91)

Crestwood’s exchange agent for the merger will mail a Preferred Election Form on the Mailing Date to holders of record of Crestwood preferred units as of the Election Form Record Date, being the close of business on the fifth business day prior to the Mailing Date, together with instructions for electing the desired form of consideration. The exchange agent will also make available an election form to all persons who become record or beneficial holders of Crestwood preferred units between the Election Form Record Date and the Election Deadline, upon the reasonable request of those persons.

The “Election Deadline” will be a date that is agreed between Energy Transfer and Crestwood to be near to two business days prior to the closing date, and publicly announced by joint press release at least five and no more than 15 business days prior to the Election Deadline.

Crestwood preferred unitholders wishing to make an election must properly complete and deliver to the exchange agent a Preferred Election Form by the Election Deadline, accompanied by duly executed transmittal materials included in the Preferred Election Form, along with, if their Crestwood preferred units are not held in book-entry form, their Crestwood preferred unit certificates (or a properly completed notice of guaranteed delivery). The Preferred Election Form will also include delivery instructions with respect to book-entry Crestwood preferred units. Crestwood preferred unitholders should NOT send in their Crestwood preferred unit certificates with their proxy card.

Once Crestwood preferred unitholders have tendered their Crestwood preferred unit certificates to the exchange agent, they may not transfer their Crestwood preferred units represented by those certificates until the merger is completed, unless they revoke their election by written notice to the exchange agent that is received prior to the Election Deadline. If the merger is not completed and the merger agreement is terminated, Crestwood preferred unit certificates will be returned by the exchange agent.

If Crestwood preferred unitholders fail to submit a properly completed Preferred Election Form, accompanied by duly executed transmittal materials included in the election form, together with their Crestwood preferred unit certificates (or a properly completed notice of guaranteed delivery), if any, prior to the Election

Deadline, they will be deemed to have made the default election, and will receive new ET preferred units for their Crestwood preferred units.

For more information, see “The Merger—Common Unit Merger Consideration and Preferred Consideration—Preferred Election Procedures” beginning on page 91 of this proxy statement/prospectus.

Treatment of Crestwood Equity Awards (See page 79)

In the merger, each Crestwood restricted unit will be entitled to receive the common unit merger consideration. The vesting restrictions applicable to each Crestwood restricted unit that has a grant date prior to January 1, 2023 will lapse immediately prior to the effective time. For all other Crestwood restricted units, the same restrictions and other terms and conditions that were applicable immediately prior to the effective time will continue to apply after the effective time.

Each Crestwood performance unit that has a grant date prior to January 1, 2023 or that is otherwise vested at the effective time will be cancelled at the effective time in exchange for (i) the common unit merger consideration in respect of the corresponding number of Crestwood common units (including any reinvested distribution equivalent rights) issuable pursuant to such Crestwood performance unit based upon the attainment of the applicable Crestwood performance assumption (as described below) and (ii) an amount in cash equal to any accrued but unpaid cash distribution equivalents with respect to such Crestwood performance units. All other Crestwood performance units will be assumed by Energy Transfer and converted into a time-based phantom unit award representing a contractual right upon vesting to receive a number of ET common units equal to the product obtained by multiplying (i) the number of Crestwood common units subject to such assumed performance unit award immediately prior to the effective time assuming attainment of the applicable Crestwood performance assumption by (ii) the exchange ratio. Each assumed performance unit award will otherwise be subject to the same terms and conditions that were applicable to the corresponding Crestwood performance unit immediately prior to the effective time other than the performance-based vesting conditions and, in the event any distribution is declared in respect of ET common units, the corresponding distribution equivalent right for each assumed performance unit award will be settled within 30 days following the time when distributions are paid to ET common unitholders generally. The “Crestwood performance assumptions” are as follows: (A) with respect to a Crestwood performance unit granted prior to January 1, 2023, a performance multiplier of 100%, and (B) with respect to a Crestwood performance unit granted on or after January 1, 2023, the target level of performance for the relevant Crestwood restricted unit, Crestwood performance unit or Crestwood phantom unit, as applicable.

Treatment of Crestwood Indebtedness (See page 111)

As of June 30, 2023, Crestwood had had $417.4 million of borrowings outstanding under that certain Third Amended and Restated Credit Agreement, dated as of December 20, 2021, as amended from time to time, among Crestwood Midstream Partners LP, as borrower, the guarantors from time to time party thereto, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent and collateral agent, and Capital One, National Association, Citizens Bank, N.A., Morgan Stanley Senior Funding, Inc., MUFG Bank Ltd. and Regions Bank, as co-documentation agents (the “Crestwood Credit Agreement”).

The merger agreement requires Crestwood to deliver to Energy Transfer, prior to the closing date, an executed payoff letter with respect to the indebtedness and obligations of Crestwood and its subsidiaries under the Crestwood Credit Agreement. In connection with the merger, Energy Transfer will pay or cause to be paid the amounts set forth in such payoff letter. As of June 30, 2023, Crestwood Midstream Partners LP (the “Operating Company”) had approximately $2.85 billion in senior notes outstanding (the “Crestwood Senior Notes”). In connection with the merger, Energy Transfer will assume the Crestwood Senior Notes. For a description of the Crestwood Credit Agreement and the Crestwood Senior Notes, see Crestwood’s Annual Report

on Form 10-K for the year ended December 31, 2022, filed with the SEC on February 27, 2023 and Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2023, filed with the SEC on August 3, 2023, which are incorporated by reference into this proxy statement/prospectus.

Preferred Consent Solicitation (See page 47)

Separately from the solicitation of votes pursuant to the accompanying proxy statement/prospectus, at the direction of Energy Transfer pursuant to certain provisions of the merger agreement (see “The Merger Agreement—Other Covenants and Agreements”), Crestwood is also soliciting consents from Crestwood preferred unitholders to amend certain terms of the Crestwood Partnership Agreement relating to the Crestwood preferred units proposed by Energy Transfer pursuant to the merger agreement. Such consent solicitation is being conducted by Crestwood pursuant to a proxy statement on Schedule 14A filed by Crestwood with the SEC on September 27, 2023 and mailed to the Crestwood preferred unitholders on or about the same date and which more fully describes the proposed amendments to the Crestwood Partnership Agreement. If the requisite consents are obtained in the Preferred Consent Solicitation, the adoption of such amendments will be conditioned on the satisfaction or waiver of the conditions to the closing of the merger. If such amendments are approved by the requisite holders of Crestwood preferred units, the consideration Crestwood preferred unitholders may elect to receive in the merger will be affected in the following ways: (a) if such Crestwood preferred unitholders elect to receive a new security of Energy Transfer, such security will have terms reflecting the such amendments, and (b) if such Crestwood preferred unitholders make a cash redemption election, the cash redemption price will increase from $9.218573 to $9.857484 per Crestwood preferred unit. Crestwood and Energy Transfer will announce the results of the consent solicitation as promptly as possible following the Expiration Date, which announcement is anticipated to be at least 10 days before the deadline to make a merger consideration election for the Crestwood preferred units, assuming the Expiration Date is not extended. A summary of the Preferred Consent Solicitation can be found in the section of this proxy statement/prospectus entitled “Preferred Consent Solicitation.” However, for additional information, Crestwood preferred unitholders should read the Crestwood Consent Solicitation Statement. The merger is not conditioned upon Crestwood obtaining the requisite consents to amend the terms of the Crestwood Partnership Agreement in the Preferred Consent Solicitation. If the requisite consent in the Preferred Consent Solicitation is not obtained, the current terms of the Crestwood Partnership Agreement, including all of the terms of the Crestwood preferred units, will remain unchanged.

Risk Factors (See page 28)

The merger is, and upon the completion of the merger, the combined company will be, subject to a number of risks. Some of these risks include, but are not limited to, those described below and in more detail under the heading “Risk Factors” beginning on page 28. You should carefully read and consider these risks in deciding whether to vote for the approval and adoption of the merger agreement and the transactions contemplated thereby.

Risks Related to the Merger

•

Because the exchange ratio is fixed, the number of ET common units to be received by Crestwood unitholders in connection with the merger will not change between now and the time the merger is completed to reflect changes in the trading prices of Crestwood common units or ET common units. Because the market price of ET common units will fluctuate prior to the consummation of the merger, Crestwood unitholders cannot be sure of the market value of ET common units that they will receive.

•

The merger is subject to various closing conditions, and any delay in completing the merger may reduce or eliminate the benefits expected and delay the payment of the common unit merger consideration or preferred consideration to Crestwood’s unitholders.

•

Certain executive officers and directors of Crestwood have interests in the merger that are different from, or in addition to, the interests of Crestwood unitholders generally, which could have influenced their decision to approve the merger agreement.

•	Crestwood or Energy Transfer may waive one or more of the closing conditions without re-soliciting unitholder approval.

•	The merger agreement limits Crestwood’s ability to pursue alternatives to the merger.

•	Crestwood’s and Energy Transfer’s financial estimates are based on various assumptions that may not prove to be correct.

•	The opinion of Crestwood’s financial advisor will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

•

A different set of factors and conditions than those that affect Crestwood unitholders affect ET unitholders and could have a negative impact on the ET common unit price or new ET preferred unit price following the closing of the merger.

•	Crestwood unitholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

•	ET common units to be received by Crestwood unitholders as a result of the merger will have different rights from Crestwood common units and, if applicable, Crestwood preferred units.

•	The trading price and volume of ET common units, which Crestwood common unitholders will receive in connection with the merger, may be volatile following the merger.

•

If the merger agreement is terminated, under certain circumstances, Crestwood may be obligated to pay a breakup fee to Energy Transfer. This fee could require Crestwood to seek loans or use Crestwood’s available cash that would have otherwise been available for operations, distributions or other general partnership purposes.

•

The failure to successfully combine the businesses of Energy Transfer and Crestwood in the expected time frame may adversely affect Energy Transfer’s future results, which may adversely affect the value of the ET common units and new ET preferred units that Crestwood unitholders would receive in the merger.

•

If a governmental authority asserts objections to the merger, Energy Transfer and Crestwood may be unable to complete the merger or, in order to do so, Energy Transfer and Crestwood may be required to comply with material restrictions or satisfy material conditions.

•	The pendency of the merger could materially adversely affect the future business and operations of Crestwood or result in a loss of Crestwood employees.

•	Failure to complete the merger could negatively affect the price of Crestwood units and Crestwood’s future businesses and financial results.

•

Completion of the merger may trigger change in control or other provisions in certain agreements to which Crestwood is a party, which may have an adverse impact on Energy Transfer’s business and results of operations after the merger.

•	Crestwood unitholders are not entitled to appraisal or dissenters’ rights in connection with the merger.

•

If the merger, as well as the proposed amendments to the Crestwood Partnership Agreement are approved in the Preferred Consent Solicitation and become effective, such amendments may result in reduced liquidity for Crestwood preferred unitholders electing to receive new ET preferred units in the merger.

Tax Risks Related to the Merger

•	No ruling has been obtained with respect to the U.S. federal income tax consequences of the merger.

•	The expected U.S. federal income tax consequences of the merger are dependent upon Energy Transfer and Crestwood being treated as partnerships for U.S. federal income tax purposes.

•	Crestwood unitholders could recognize taxable income, or gain or loss for U.S. federal income tax purposes, in certain circumstances, as a result of the merger.

Tax Risks Related to Owning ET Common Units and New ET Preferred Units Following the Merger

•	Certain tax consequences of the ownership of new ET preferred units are uncertain.

•

Energy Transfer, Crestwood, or certain subsidiaries of Crestwood may engage in transactions that cause former Crestwood unitholders to be subject to taxation in a different manner than other holders of ET units.

•	Holders of ET units received in the merger will generally be subject to the tax risks that apply to existing ET unitholders.

Special Meeting of Crestwood Unitholders (See page 41)

Date, time and place. The virtual special meeting will be held at www.virtualshareholdermeeting.com/CEQP2023SM on October 30, 2023 at 9:00 a.m. central time.

The special meeting can be accessed by visiting www.virtualshareholdermeeting.com/CEQP2023SM, where Crestwood unitholders will be able to participate and vote online during the special meeting. Crestwood encourages its unitholders to access the meeting 15 minutes prior to the start time leaving ample time for check-in. Please follow the instructions as outlined in this proxy statement/prospectus. This proxy statement/prospectus is first being mailed to Crestwood’s unitholders on or about September 29, 2023.

Proposals being considered. The special meeting is being held to consider and vote on the following proposals:

•	Proposal 1: to approve and adopt the merger agreement (attached as Annex A to this document) and the transactions contemplated thereby;

•	Proposal 2: to approve, on an advisory (non-binding) basis, specified compensation that may be received by Crestwood’s named executive officers in connection with the merger;

•

Proposal 3: any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the proposal to approve and adopt the merger agreement and the transactions contemplated thereby; and

•

Proposal 4: to transact such other business as may properly come before the special meeting and any adjournment or postponement thereof (at the present time, Crestwood knows of no other matters that will be presented for consideration at the special meeting).

Record Date; Voting Rights. The record date for the determination of Crestwood unitholders entitled to notice of and to vote at the special meeting is September 22, 2023. Only Crestwood unitholders who held Crestwood common units and Crestwood preferred units of record at the close of business on September 22, 2023, or proxy holders therefor, are entitled to vote at the special meeting and any adjournment or postponement of the special meeting. Each Crestwood common unitholder is entitled to one vote per Crestwood common unit. Each Crestwood preferred unitholder is entitled to a number of votes equal to the number of votes such holder would have had if all Crestwood preferred units held by such holder had been converted into Crestwood common units as of the record date. As of the date hereof, the Crestwood preferred units are convertible into Crestwood common units on a 10-for-1 basis. As a result, each Crestwood preferred unitholder will have one vote for every ten Crestwood preferred units held as of the record date.

Quorum. A “quorum” shall consist of the holders of record of a majority of the issued and outstanding Crestwood common units, including the Crestwood preferred units, on an as-converted basis, present online or by proxy at the special meeting. There must be a quorum for the special meeting to be held.

Vote Required. The vote required for each proposal are as follows:

•

Proposal 1 – the merger proposal. The affirmative vote of the holders of a majority of the outstanding Crestwood common units and the outstanding Crestwood preferred units, on an as-converted basis, voting as a single class, is required to approve the merger proposal. The failure of any Crestwood unitholder to submit a vote (e.g., by not submitting a proxy or not voting online), broker non-votes and any abstention by a Crestwood unitholder will have the same effect as a vote “AGAINST” approval of the merger proposal.

•

Proposal 2 – the advisory compensation proposal. The affirmative vote of the holders of a majority of the outstanding Crestwood common units and the outstanding Crestwood preferred units, on an as-converted basis, voting as a single class, is required to approve the advisory compensation proposal. The failure of any Crestwood unitholder to submit a vote (e.g., by not submitting a proxy or not voting online), broker non-votes and any abstention by a Crestwood unitholder will have the same effect as a vote “AGAINST” approval of the advisory compensation proposal.

•

Proposal 3 – the adjournment proposal. The affirmative vote of the holders of a majority of the outstanding Crestwood common units and the outstanding Crestwood preferred units, on an as-converted basis, voting as a single class, present online or by proxy at the special meeting is required to approve the adjournment proposal. Any abstention by a Crestwood unitholder will have the same effect as a vote “AGAINST” the adjournment proposal. The failure of any Crestwood unitholder to submit a vote (e.g., by not submitting a proxy or not voting online) and broker non-votes will have no effect on the adoption of the adjournment proposal.

Recommendation of the Crestwood Board of Directors and Reasons for the Merger (See page 59)

The Crestwood board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Crestwood and its unitholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, (iii) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger, (iv) resolved to recommend adoption of the merger agreement by the Crestwood unitholders and (v) directed that the merger agreement be submitted to the Crestwood unitholders for adoption. In addition, the Crestwood board of directors recommends that the Crestwood unitholders vote to approve, on an advisory (non-binding) basis, specified compensation that may be received by Crestwood’s named executive officers in connection with the merger and to approve any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the merger proposal. In reaching its decision to approve and adopt the merger agreement and recommend to the Crestwood unitholders that they vote to approve and adopt the merger agreement and the transactions contemplated thereby, the Crestwood board of directors consulted with Crestwood management and its financial and legal advisors and considered the factors described in the section titled “Proposal 1: The Merger—Recommendation of the Crestwood Board of Directors and Reasons for the Merger” beginning on page 59.

Opinion of Crestwood’s Financial Advisor (See page 64)

In connection with the proposed merger, Evercore Group L.L.C. (“Evercore”) delivered a written opinion, dated as of August 15, 2023, to the Crestwood board of directors, as to the fairness, from a financial point of view and as of the date of the opinion, of the exchange ratio to the Crestwood common unitholders. The full text of the written opinion of Evercore, dated as of August 15, 2023, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached hereto as Annex B to this proxy statement/prospectus. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Crestwood board of directors in connection with its evaluation of the fairness of the exchange ratio, from a financial point of view, to the Crestwood common unitholders and did not address any other aspects or implications of the merger. Evercore’s opinion should not be construed as creating any fiduciary duty on Evercore’s part to any party and such opinion was not intended to be, and does not constitute, a recommendation to the Crestwood board of directors or to any other persons in respect of the merger, including as to how any Crestwood unitholder should act or vote in respect of the merger. The summary of the Evercore opinion set forth herein is qualified in its entirety by reference to the full text of the opinion included as Annex B.

For a description of the opinion that the Crestwood board of directors received from Evercore, see “Proposal 1: The Merger—Opinion of Crestwood’s Financial Advisor” beginning on page 64.

Interests of Crestwood’s Directors and Executive Officers in the Merger (See page 78)

In considering the recommendation of the Crestwood board of directors that you vote to approve and adopt the merger agreement and the merger, you should be aware that aside from their interests as Crestwood unitholders, Crestwood’s directors and executive officers have interests in the merger that are different from, or in addition to, those of other Crestwood unitholders generally. The members of the Crestwood board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the Crestwood unitholders that the merger agreement and the merger be adopted. See “Proposal 1: The Merger—Background of the Merger” and “Proposal 1: The Merger—Recommendation of the Crestwood Board of Directors and Reasons for the Merger.” Crestwood’s unitholders should take these interests into account in deciding whether to vote “FOR” the merger proposal. These interests are described in more detail below, and certain of them are quantified in the narrative and the tables below.

Regulatory Approvals Required for the Merger (See page 86)

Governmental and regulatory approvals are required to complete the transactions contemplated by the merger agreement. These approvals include the expiration or termination of the applicable waiting period, and any extension thereof, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”). Energy Transfer and Crestwood each filed the required notification and report forms under the HSR Act on August 25, 2023. At any time before or after the completion of the merger, the Antitrust Division of the Department of Justice (the “Antitrust Division”), the Federal Trade Commission (“FTC”), foreign antitrust authorities, or others could take action under the antitrust laws as deemed necessary or desirable in the public interest, including without limitation seeking to enjoin the completion of the merger or to permit completion only subject to regulatory concessions or conditions.

No Appraisal or Dissenters’ Rights (See page 95)

No appraisal or dissenters’ rights are available with respect to the merger.

NYSE Listing of ET Units (See page 89)

ET common units are currently listed on the NYSE under the ticker symbol “ET.” It is a condition to closing that the ET common units and new ET preferred units to be issued in the merger to Crestwood unitholders be approved for listing on the NYSE, subject to official notice of issuance. Although the merger agreement requires that new ET preferred units issued in connection with the merger be listed on the NYSE, there can be no assurance that such new ET preferred units will continue to be listed in the future.

Delisting and Deregistration of Crestwood Common Units and Preferred Units (See page 89)

Crestwood common units are currently listed on the NYSE under the ticker symbol “CEQP,” and Crestwood preferred units are currently listed on the NYSE under the ticker symbol “CEQP-P.” If the merger is completed, Crestwood common units and Crestwood preferred units will cease to be listed on the NYSE and will be deregistered under the Exchange Act.

Conditions to Completion of the Merger (See page 93)

The obligations of Energy Transfer, on the one hand, and Crestwood, on the other hand, to complete the merger are subject to the fulfillment (or waiver) of the following conditions under the merger agreement:

•

Crestwood Unitholder Approval. Approval and adoption of the merger agreement by holders of a majority of the outstanding Crestwood common units and Crestwood preferred units, on an as-converted basis, voting as a single class.

•	No Injunction. No injunction or law prohibiting the merger.

•	Regulatory Approvals. Expiration or termination of any applicable waiting period, and any extensions thereof, under the HSR Act.

•	Legal Opinions. The receipt by Crestwood and Energy Transfer, respectively, of written opinions from nationally recognized law firms with respect to certain tax matters.

•

Registration Statement. The registration statement (of which this document forms a part) must be effective, and no proceeding for the purpose of suspending the effectiveness of the registration statement has been initiated or threatened by the SEC.

•	NYSE Listing. Approval for listing on the NYSE, subject to official notice of issuance, of the ET common units and new ET preferred units to be issued in the merger.

•

Accuracy of Representations; No Material Adverse Effect. Accuracy of the other party’s representations, except with certain exceptions, where the failure to be accurate would not have a material adverse effect on Crestwood or Energy Transfer, as applicable, and the absence of a material adverse effect, with respect to Energy Transfer’s and Crestwood’s business, financial condition or continuing results of operation, respectively, since the date of the merger agreement.

•	Compliance with Covenants. Material compliance with each party’s covenants.

Neither Energy Transfer nor Crestwood can give any assurance that all of the conditions to the merger will either be satisfied or waived or that the merger will occur.

Non-Solicitation by Crestwood (See page 103)

The merger agreement contains a detailed provision prohibiting Crestwood from soliciting or engaging in discussions with any person with respect to a potential alternative transaction, providing non-public information about Crestwood or recommending or agreeing to an alternative takeover proposal, unless the Crestwood board of directors determines that the alternative proposal is, or could reasonably be expected to lead to, a “superior offer” (as defined in the merger agreement) and such alternative proposal was not made or received in violation of the non-solicitation prohibitions.

If the Crestwood board of directors determines that a proposal is a superior offer and decides to change its recommendation to unitholders in favor of the merger or terminate the merger agreement in order to accept a superior offer, Crestwood must first negotiate in good faith with Energy Transfer for 72 hours to modify the current transaction such that the alternative transaction would no longer constitute a superior offer (or for 48 hours if the acquisition proposal is modified by the party making such acquisition proposal).

Termination of the Merger Agreement (See page 112)

The merger agreement can be terminated in the following circumstances:

•	Mutual Agreement. Mutual agreement of Energy Transfer and Crestwood.

•

End Date. Termination by either party, if the merger has not closed by December 31, 2023 (the “End Date”); except that (a) Energy Transfer may extend the End Date by no less than 45 days and up to August 16, 2024, so long as it agrees to extend the application and effectiveness of the covenant prohibiting Energy Transfer from making acquisitions or entering into joint ventures that would reasonably be expected to prevent, materially impede or materially delay the consummation of the merger (the “M&A limitation covenant”) for an equal amount of time, (b) Crestwood may extend the End Date by no less than 45 days and up to August 16, 2024 (but no such extension by Crestwood will have any effect on the M&A limitation covenant) and (c) if the End Date has been extended pursuant to either clause (a) or clause (b) above, or a combination thereof, to August 16, 2024, and if all closing conditions (other than the conditions pertaining to the absence of court orders and regulatory injunctions and termination of regulatory waiting periods) are satisfied or are capable of being satisfied at such time, (1) Energy Transfer may extend the End Date to November 16, 2024, so long as it agrees to extend the application and effectiveness of the M&A limitation covenant to November 16, 2024, and (2) Crestwood may extend the End Date to November 16, 2024 (but no such extension by Crestwood will have any effect on the M&A limitation covenant).

•	Final Injunction or Other Law. Termination by either party, if a permanent injunction has been issued or other law has been enacted prohibiting the merger.

•	Unitholder Rejection. Termination by either party, if Crestwood unitholders fail to approve and adopt the merger agreement at the special meeting.

•

Superior Offer. Termination by Crestwood, prior to Crestwood unitholder approval of the merger, in order to accept a superior offer, in which case, Crestwood must contemporaneously pay Energy Transfer the $96.0 million breakup fee described below.

•	Change in Recommendation. Termination by Energy Transfer, if the Crestwood board of directors changes its recommendation to the Crestwood unitholders to vote for the merger.

•	Breach of Representations or Covenants. Termination by either party, if the other party has breached its representations or covenants in a way that causes a closing condition to fail.

•	Willful Breach of Non-Solicit Obligations. Termination by Energy Transfer, prior to Crestwood unitholder approval, if Crestwood has willfully and materially breached its non-solicit obligations.

Breakup Fee (See page 113)

Breakup Fee. Crestwood must pay Energy Transfer a breakup fee of $96.0 million (the “breakup fee”) in the following circumstances:

•	Termination to Accept Superior Offer. Crestwood terminates the merger agreement in order to accept a superior offer.

•

Willful Breach of Non-Solicitation Obligations. Energy Transfer terminates the merger agreement prior to the approval of the merger agreement by the Crestwood unitholders because Crestwood has willfully and materially breached its non-solicitation obligations.

•	Change in Recommendation Following an Alternative Proposal. Energy Transfer terminates the merger agreement because the Crestwood board of directors changes its recommendation for the merger.

•

Failure to Call a Unitholders’ Meeting by the End Date Following an Alternative Proposal. (1) Energy Transfer terminates the merger agreement because Crestwood breaches its obligation under the merger agreement to call the special meeting, (2) prior to such termination an alternative proposal is made to Crestwood (and publicly disclosed) and not withdrawn and (3) Crestwood enters into an agreement providing for or consummates an alternative takeover transaction involving 50% of the assets or equity of Crestwood within 12 months after the termination of the merger agreement.

•

Unitholder Rejection Following an Alternative Proposal with Subsequent Deal. (1) Either party terminates the merger agreement because the Crestwood unitholders do not approve and adopt the merger agreement at the special meeting prior to such termination, (2) an alternative proposal is made to Crestwood (and publicly disclosed) prior to the special meeting and not withdrawn and (3) Crestwood enters into an agreement providing for or consummates an alternative takeover transaction involving 50% of the assets or equity of Crestwood within 12 months after the termination of the merger agreement.

Accounting Treatment of the Transactions (See page 86)

In accordance with accounting principles generally accepted in the United States and in accordance with Financial Accounting Standards Board’s Accounting Standards Codification Topic 805-Business Combinations, Energy Transfer will account for the merger as an acquisition of a business.

Material U.S. Federal Income Tax Consequences of the Merger (See page 115)

The tax consequences of the merger to each Crestwood unitholder will depend on such unitholder’s own situation. The tax discussions in this proxy statement/prospectus focus on the U.S. federal income tax consequences generally applicable to individuals who are residents or citizens of the United States that acquired their units for cash and hold their units as capital assets, and these discussions have only limited application to other unitholders. Crestwood unitholders are urged to consult their own tax advisors for a full understanding of the U.S. federal, state, local and non-U.S. tax consequences of the merger to them.

For U.S. federal income tax purposes, the merger is intended to be a partnership merger transaction under Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i) of the regulations (the “Treasury Regulations”) promulgated by the U.S. Department of the Treasury under the Internal Revenue Code of 1986, as amended (the “Code”) (and, solely with respect to any Redemption Elections, Treasury Regulations Section 1.708-1(c)(4)), whereby Crestwood is treated as the terminating partnership and Energy Transfer is treated as the continuing partnership.

Accordingly, for U.S. federal income tax purposes: (i) any Crestwood preferred unitholder who receives cash pursuant to a Redemption Election should be treated as selling a portion of its Crestwood preferred units to Energy Transfer for cash prior to the merger, (ii) Crestwood should be deemed to contribute all of its assets to Energy Transfer in exchange for the common unit merger consideration and preferred consideration (other than cash paid pursuant to any Redemption Elections) and the assumption of Crestwood’s liabilities and (iii) Crestwood should then be deemed to make a liquidating distribution of such common unit merger consideration and the preferred consideration to the Crestwood unitholders in respect of their Crestwood common units and remaining Crestwood preferred units.

Generally, (i) Crestwood common unitholders should not recognize gain or loss solely as a result of the receipt of ET common units and (ii) Crestwood preferred unitholders should not recognize gain or loss solely as a result of the receipt of new ET preferred units or ET common units. However, Crestwood unitholders may recognize gain or loss in certain specific situations, including (i) with respect to any deemed distributions made to a Crestwood unitholder as a result of a net decrease in such unitholder’s share of nonrecourse liabilities as a result of the merger, (ii) the receipt of cash in lieu of fractional ET common units or (iii) to the extent contributions of cash or other property to Crestwood on or after the date of the merger agreement and prior to the effective time of the merger are treated as part of a “disguised sale” of property.

Crestwood preferred unitholders who properly make a Redemption Election with respect to part or all of their Crestwood preferred units will receive as consideration for such Crestwood preferred units, at the sole discretion of Crestwood GP, Crestwood common units or cash at a price of (x) $9.218573 per Crestwood preferred unit or (y) if the requisite consents are obtained in connection with the Preferred Consent Solicitation, $9.857484 per preferred unit, in each case, plus accrued and unpaid distributions to the date of such redemption. Crestwood has agreed to cause Crestwood GP to elect to pay cash for any Crestwood preferred units whose holders have elected to have such Crestwood preferred units redeemed pursuant to a Redemption Election. Crestwood preferred unitholders that receive cash pursuant to a Redemption Election should be treated as selling the applicable Crestwood preferred units immediately prior to the merger and, as a result, should recognize gain or loss equal to the difference between the amount realized and such Crestwood preferred unitholder’s tax basis in the Crestwood preferred units sold. A Crestwood preferred unitholder’s amount realized is equal to the amount of cash received by such Crestwood unitholder (plus the applicable portion of such Crestwood preferred unitholder’s share of Crestwood’s nonrecourse liabilities immediately prior to the merger, which is expected to be zero).

The amount and effect of any gain or loss that may be recognized by a Crestwood unitholders will depend on such unitholder’s particular situation, including the ability of such Crestwood unitholder to utilize any suspended passive losses.

For a more detailed discussion of the material U.S. federal income tax consequences to Crestwood unitholders of the merger, please see the section titled “Material U.S. Federal Income Tax Consequences of the Merger.”

Comparison of Rights of Energy Transfer Common Unitholders, New ET Preferred Unitholders, Crestwood Common Unitholders and Crestwood Preferred Unitholders (See page 151)

The rights of Crestwood unitholders are currently governed by the Crestwood Partnership Agreement and certificate of limited partnership, as amended, as well as the Delaware Act. Crestwood unitholders who receive ET common units or new ET preferred units in the merger will become Energy Transfer common unitholders or new ET preferred unitholders upon completion of the merger, and their rights as such will be governed by Energy Transfer’s certificate of limited partnership, as amended, the Energy Transfer Partnership Agreement and the Delaware Act. As a result, these Crestwood unitholders will have different rights once they become ET common unitholders or new ET preferred unitholders due to the differences in the governing documents of Crestwood and Energy Transfer. Further, the Crestwood preferred unitholders may elect to receive the new ET preferred units, which will have substantially similar terms, including with respect to economics and structural protections, as the Crestwood preferred units. The differences between the ET common units and Crestwood common units and a comparison of the differences between the new ET preferred units and the Crestwood preferred units are described in detail in the section titled “Comparison of Rights of Energy Transfer Common Unitholders, New ET Preferred Unitholders, Crestwood Common Unitholders and Crestwood Preferred Unitholders.”

Expected Timing of the Merger (See page 85)

Energy Transfer and Crestwood currently expect to complete the merger in the fourth quarter of 2023, subject to the receipt of required Crestwood unitholder and regulatory approvals and the satisfaction or waiver of the other conditions to completion of the merger. Because many of the conditions to completion of the merger are beyond the control of Energy Transfer and Crestwood, the exact timing for completion of the merger cannot be predicted with any degree of certainty.

Litigation Related to the Merger (See page 89)

Energy Transfer and Crestwood may be subject to class action lawsuits relating to the merger, which could result in an injunction preventing the completion of the merger, substantial costs to Energy Transfer and Crestwood and/or materially adversely affect their business, financial condition and operating results. As of September 22, 2023, Crestwood and Energy Transfer are unaware of any securities class action lawsuits or derivative lawsuits having been filed in connection with the merger. See “Risk Factors” for additional information regarding any such potential litigation.

Advisory Vote on Specified Compensation (See page 182)

Crestwood is requesting the Crestwood unitholders’ approval, on an advisory (non-binding) basis, of specified compensation that may be payable to Crestwood’s named executive officers in connection with the merger.

Unaudited Comparative Per Unit Information of Energy Transfer and Per Unit Information of Crestwood

ET common units are currently listed on the NYSE under the ticker symbol “ET.” Crestwood common units and preferred units are currently listed on the NYSE under the ticker symbol “CEQP” and “CEQP-P,” respectively.

The table below presents closing prices for ET common units, the Crestwood common units and the Crestwood preferred units on (i) August 15, 2023, the last trading day before the public announcement of the execution of the merger agreement and (ii) September 27, 2023, a recent trading day before the date of this document. This table also presents the equivalent market value per Crestwood common unit on August 15, 2023 and September 27, 2023. The equivalent market value per Crestwood common unit has been determined by multiplying the closing prices of ET common units on those dates by the exchange ratio of 2.07 ET common units to be received by the Crestwood common unitholders.

Although the exchange ratio is fixed, the market prices of ET common units and Crestwood common units will fluctuate before the merger is completed and the market value of the common unit merger consideration and preferred consideration ultimately received by Crestwood unitholders will depend on the closing price of ET common units on the day the merger is consummated. Thus, Crestwood unitholders will not know the exact value of the common unit merger consideration and preferred consideration they will receive until the closing of the merger.

	ET Common Units	Crestwood Common Units	Equivalent Market Value per ET Common Unit	Crestwood Preferred Units
August 15, 2023	$12.56	$26.19	$25.9992	$9.09
September 27, 2023	$13.95	$28.95	$28.8765	$9.70

The table below sets forth, for the calendar quarters indicated, the high and low sale prices per ET common unit, per Crestwood common unit and per Crestwood preferred unit on the NYSE. The table also shows the amount of cash distributions and cash distributions declared per ET common unit, per Crestwood common unit and per Crestwood preferred unit for the calendar quarters indicated. The information in the table below is historical only. Energy Transfer and Crestwood urge Crestwood unitholders to obtain current market quotations for ET common units, Crestwood common units and Crestwood preferred units.

	ET Common Units			Crestwood Common Units			Crestwood Preferred Units
	High	Low	Cash Distributions	High	Low	Cash Distributions	High	Low	Cash Distributions
2023
Third quarter (through September 22, 2023)(1)	$14.09	$12.46	$—	$29.48	$25.29	$—	$9.75	$9.02	$—
Second quarter	13.09	12.175	0.31	28.12	22.57	0.655	9.29	8.84	0.2111
First quarter	13.67	11.45	0.3075	28.65	22.11	0.655	9.46	8.60	0.2111
2022
Fourth quarter	$12.95	$11.08	$0.305	$31.46	$25.90	$0.655	$9.35	$8.57	$0.2111
Third quarter	12.49	9.15	0.265	30.85	22.88	0.655	9.59	8.30	0.2111
Second quarter	12.48	9.565	0.23	32.96	23.39	0.655	10.00	8.89	0.2111
First quarter	11.575	8.26	0.20	32.50	25.86	0.625	10.07	9.49	0.2111
2021
Fourth quarter	$10.22	$7.96	$0.175	$30.69	$23.57	$0.625	$10.26	$9.18	$0.2111
Third quarter	10.77	8.60	0.1525	30.66	25.39	0.625	10.00	9.16	0.2111
Second quarter	11.55	7.62	0.1525	33.94	26.84	0.625	9.64	8.65	0.2111
First quarter	8.70	6.03	0.1525	27.43	18.05	0.625	8.95	7.35	0.2111

(1)	Cash distributions in respect of the third quarter of 2023 have not been declared or paid.

RISK FACTORS

In addition to the other information included and incorporated by reference into this document, including the matters addressed in the section titled “Cautionary Statement Regarding Forward-Looking Statements,” you should carefully consider the following risks before deciding whether to vote for the approval and adoption of the merger agreement and the transactions contemplated thereby. In addition, you should read and consider the risks associated with each of the businesses of Energy Transfer and Crestwood. These risks can be found in Energy Transfer’s and Crestwood’s respective Annual Reports on Form 10-K for the year ended December 31, 2022, as updated by subsequent Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. For further information regarding the documents incorporated into this document by reference, please see the section titled “Where You Can Find More Information.” Realization of any of the risks described below, any of the events described under “Cautionary Statement Regarding Forward-Looking Statements” or any of the risks or events described in the documents incorporated by reference could have a material adverse effect on Energy Transfer’s, Crestwood’s or the combined company’s business, financial condition, cash flows and results of operations and could result in a decline in the trading prices of their respective common units. Crestwood preferred unitholders should also read the Crestwood Consent Solicitation Statement for risks relating to the Preferred Consent Solicitation.

Risk Factors Related to the Merger

Because the exchange ratio is fixed, the number of ET common units to be received by Crestwood unitholders in connection with the merger will not change between now and the time the merger is completed to reflect changes in the trading prices of Crestwood common units or ET common units. Because the market price of ET common units will fluctuate prior to the consummation of the merger, Crestwood unitholders cannot be sure of the market value of ET common units that they will receive.

At the time the merger is completed, Crestwood unitholders will receive, (i) for each Crestwood common unit they own as of immediately prior to the merger (including Crestwood common units received upon the conversion of Crestwood preferred units), 2.07 ET common units and (ii) for each Crestwood preferred unit they own as of immediately prior to the effective time, the preferred consideration. The exchange ratio is fixed (subject to adjustments in accordance with the terms of the merger agreement), which means that it will not change between now and the closing date, regardless of whether the market price of either Crestwood common units or ET common units changes. At the time that Crestwood unitholders cast their votes regarding approval of the merger agreement and the merger, Crestwood unitholders will not know the actual market value of the ET common units that they will receive when the merger is finally completed. Therefore, the actual market value of the ET common units, when received by Crestwood common unitholders or Crestwood preferred unitholders, as applicable, will depend on the market value of those units on that date. This market value may be less than the value of the ET common units on the date of the merger agreement and on the date that Crestwood unitholders vote on the merger agreement. These fluctuations in the market value of ET common units may be caused by changes in the businesses, operations, results and prospects of both Energy Transfer and Crestwood, market expectations of the likelihood that the merger will be completed and the timing of the completion, general market and economic conditions or other factors.

The merger is subject to various closing conditions, and any delay in completing the merger may reduce or eliminate the benefits expected and delay the payment of the common unit merger consideration and preferred consideration to Crestwood’s unitholders.

The merger is subject to the satisfaction of a number of other conditions beyond the parties’ control that may prevent, delay or otherwise materially adversely affect the completion of the merger. These conditions include, among other things, Crestwood unitholder approval and the expiration or termination of any applicable waiting period under the HSR Act. Energy Transfer and Crestwood cannot predict with certainty whether and when any of these conditions will be satisfied. Any delay in completing the merger could cause the combined company not to realize, or delay the realization of, some or all of the benefits that the companies expect to achieve from the merger. In such context, the date on which Crestwood’s unitholders will receive the common unit merger consideration and preferred consideration is also uncertain.

Under the terms of the merger agreement, if the transaction will not close by December 31, 2023 (or the then-designated End Date), Energy Transfer is obligated to notify Crestwood as to as to whether or not Energy Transfer will agree to extend the M&A limitation covenant. If Energy Transfer declines to do so, Crestwood may extend the End Date for a period of at least 45 days and up to August 16, 2024, but will no longer enjoy the protection of the M&A limitation covenant. Without the protection of the M&A limitation covenant, Energy Transfer would be able to make acquisitions or create joint ventures that could jeopardize the ability of the parties to satisfy the closing conditions. Any such acquisitions or joint ventures could have a material adverse effect on the ability of the parties to consummate the merger.

Certain executive officers and directors of Crestwood have interests in the merger that are different from, or in addition to, the interests of Crestwood unitholders generally, which could have influenced their decision to support or approve the merger.

Certain executive officers and directors of Crestwood are parties to agreements or participants in other arrangements that give them interests in the merger that may be different from, or be in addition to, your interests as a Crestwood unitholder. The Crestwood board of directors was aware of and carefully considered these interests, among other matters, in evaluating the terms and structure, and overseeing the negotiation, of the merger, in approving the merger agreement and the transactions contemplated thereby, and in recommending that the Crestwood unitholders vote in favor of the merger proposal, the advisory compensation proposal and the adjournment proposal. You should consider these interests in voting on the merger. We have described these different interests under “Proposal 1: The Merger—Interests of Crestwood’s Directors and Executive Officers in the Merger.”

Crestwood or Energy Transfer may waive one or more of the closing conditions without re-soliciting unitholder approval.

Crestwood or Energy Transfer may determine to waive, in whole or part, one or more of the conditions to closing the merger prior to Crestwood or Energy Transfer, as the case may be, being obligated to consummate the merger. Each of Crestwood and Energy Transfer expects to evaluate the materiality of any proposed waiver and its effect on its respective unitholders in light of the facts and circumstances at the time, to determine whether any amendment of this proxy statement/prospectus or any re-solicitation of proxies is required in light of such waiver. Any determination whether to waive any condition to the merger or to re-solicit unitholder approval or amending or supplementing this proxy statement/prospectus as a result of a waiver will be made by Crestwood or Energy Transfer at the time of such waiver based on the facts and circumstances as they exist at that time.

The merger agreement limits Crestwood’s ability to pursue alternatives to the merger.

The merger agreement contains provisions that make it more difficult for Crestwood to sell its business to a party other than Energy Transfer. These provisions include the general prohibition on Crestwood soliciting any acquisition proposal (as defined in the section titled “The Merger Agreement—Non-Solicitation by Crestwood”) or offer for a competing transaction from a third party, and the requirement that Crestwood pay Energy Transfer a breakup fee of $96.0 million. In addition, even if the Crestwood board of directors receives a superior offer, it must, prior to accepting any offer from a competing bidder, provide Energy Transfer with the opportunity to amend the merger agreement such that the third-party offer no longer constitutes a superior offer. See “The Merger Agreement—Termination of the Merger Agreement” and “The Merger Agreement—Breakup Fee.” The foregoing may discourage a third party that might have an interest in acquiring all or a significant part of Crestwood from considering or proposing an acquisition, even if that party were prepared to pay consideration with a higher per unit value than the current proposed common unit merger consideration and preferred consideration.

Furthermore, the breakup fee provisions may result in a potential competing acquiror proposing to pay a lower per unit price to acquire Crestwood than it might otherwise have proposed to pay.

Crestwood’s and Energy Transfer’s financial estimates are based on various assumptions that may not prove to be correct.

The financial estimates set forth in the forecast included under “Proposal 1: The Merger—Crestwood and Energy Transfer Unaudited Prospective Financial Information” are based on assumptions of, and information available to, Crestwood and Energy Transfer at the time they were prepared and provided to the Crestwood board of directors and its financial advisors. Crestwood and Energy Transfer cannot know whether such assumptions will prove correct. Any or all of such estimates may turn out to be wrong. Such estimates can be adversely affected by inaccurate assumptions or by known or unknown risks and uncertainties, many of which are beyond Crestwood’s and Energy Transfer’s control. Many factors discussed in, or in documents incorporated by reference into, this proxy statement/prospectus, including the risks outlined in this “Risk Factors” section and the events or circumstances described under “Cautionary Statement Regarding Forward-Looking Statements,” will be important in determining Crestwood’s and Energy Transfer’s future results. As a result of these contingencies, actual future results may vary materially from Crestwood’s and Energy Transfer’s estimates. In view of these uncertainties, the inclusion of Crestwood’s financial estimates in this proxy statement/prospectus is not and should not be viewed as a representation that the forecast results will be achieved.

Crestwood’s and Energy Transfer’s financial estimates were not prepared with a view toward public disclosure, and such financial estimates were not prepared with a view toward compliance with published guidelines of any regulatory or professional body. Further, any forward-looking statement speaks only as of the date on which it is made, and Energy Transfer and Crestwood undertake no obligation, other than as required by applicable law, to update the financial estimates herein to reflect events or circumstances after the date those financial estimates were prepared or to reflect the occurrence of anticipated or unanticipated events or circumstances.

The financial estimates included in this proxy statement/prospectus have been prepared by, and are the responsibility of, Crestwood alone. Moreover, neither Energy Transfer’s nor Crestwood’s independent accountants, nor any other independent accountants, have compiled, examined or performed any procedures with respect to Energy Transfer’s or Crestwood’s unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or achievability thereof, and, accordingly, such independent accountants assume no responsibility for, and disclaim any association with, Crestwood’s and Energy Transfer’s unaudited prospective financial information. The reports of such independent accountants included or incorporated by reference herein, as applicable, relate exclusively to the historical financial information of the entities named in those reports and do not cover any other information in this proxy statement/prospectus and should not be read to do so.

The opinion of Crestwood’s financial advisor will not reflect changes in circumstances between the signing of the merger agreement and the completion of the merger.

The Crestwood board of directors received an opinion from its financial advisor, Evercore, in connection with the signing of the merger agreement but has not obtained any updated opinion from Evercore as of the date of this proxy statement/prospectus. Changes in the operations and prospects of Energy Transfer or Crestwood, general market and economic conditions and other factors that may be beyond the control of Energy Transfer or Crestwood, and on which the Evercore’s opinion was based, may significantly alter the value of Energy Transfer or Crestwood or the prices of ET common units or Crestwood common units by the time the merger is completed. The opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion. Because Crestwood does not currently anticipate asking Evercore to update its opinion, such opinion will not address the fairness of the exchange ratio from a financial point of view at the time the merger is completed or as of the date of this proxy statement/prospectus. The Crestwood board of directors’ recommendation that Crestwood unitholders vote in favor of the merger proposal, the advisory compensation proposal and the adjournment proposal, however, are made as of the date of this proxy statement/prospectus.

A different set of factors and conditions than those that affect Crestwood unitholders affect ET unitholders and could have a negative impact on the ET common unit price following the closing of the merger.

Upon completion of the merger, Crestwood unitholders who receive ET common units or the new ET preferred units will become equityholders in Energy Transfer. The businesses of Energy Transfer and the other companies it has acquired and may acquire in the future are different in many respects from those of Crestwood. There is a risk that various factors, conditions and developments that would not affect the price of Crestwood common units or Crestwood preferred units could negatively affect the price of ET common units or the new ET preferred units. Accordingly, following the closing of the merger, the market price and performance of ET common units is likely to be different from that of the historical market price and performance of Crestwood common units. Please see the section titled “Cautionary Statement Regarding Forward-Looking Statements” for a summary of some of the key factors that might affect Energy Transfer and the prices at which ET common units may trade from time to time. Crestwood unitholders are also urged to read carefully the risk factors included in Energy Transfer’s Annual Report on Form 10-K for the year ended December 31, 2022 and any subsequent Quarterly Reports on Form 10-Q, which are incorporated by reference into this document.

Crestwood unitholders will have a reduced ownership and voting interest after the merger and will exercise less influence over management.

Crestwood unitholders currently have the right to vote in the election of the Crestwood board of directors and other matters affecting Crestwood. When the merger occurs, each Crestwood unitholder will become a unitholder of Energy Transfer with a percentage ownership of the combined company that is much smaller than such unitholder’s percentage ownership of Crestwood. For example, based on the number of ET common units and Crestwood common units and Crestwood preferred units outstanding as of September 22, 2023, Crestwood unitholders will own approximately 6.5% of the outstanding ET common units after the merger (which number would be 6.9% assuming all Crestwood preferred unitholders elect to convert their Crestwood preferred units into Crestwood common units). Energy Transfer unitholders are not entitled to elect the directors of Energy Transfer’s general partner. In addition, Energy Transfer unitholders have only limited voting rights on matters affecting Energy Transfer’s business and, therefore, limited ability to influence management’s decisions regarding its business. Because of this, Crestwood unitholders will have less influence on the management and policies of Energy Transfer than they have now on the management and policies of Crestwood.

ET common units to be received by Crestwood unitholders as a result of the merger will have different rights from Crestwood common units and, if applicable, Crestwood preferred units.

Following completion of the merger, Crestwood unitholders will no longer hold Crestwood units but will instead be unitholders of Energy Transfer. There are important differences between the rights of Crestwood unitholders and the rights of Energy Transfer unitholders. See “Comparison of Rights of Energy Transfer Common Unitholders, New ET Preferred Unitholders, Crestwood Common Unitholders and Crestwood Preferred Unitholders” for a discussion of the different rights associated with Crestwood common units and ET common units.

The trading price and volume of ET common units, which Crestwood common unitholders will receive in connection with the merger, may be volatile following the merger.

The trading price and volume of ET common units, which Crestwood common unitholders will receive in connection with the merger, may be volatile following completion of the merger. The equity markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of ET common units. As a result, Crestwood unitholders who receive ET common units may suffer a loss on their investment. Many factors may impair the market for ET common units following the merger and the ability of investors to sell units at an attractive price and could also cause the market price and demand for ET common units to fluctuate substantially following the merger, which may negatively affect the price and liquidity of ET common units following the merger. Many of these factors and conditions are beyond the control of Energy Transfer or Crestwood or their respective unitholders.

If the merger agreement is terminated, under certain circumstances, Crestwood may be obligated to pay a breakup fee to Energy Transfer. This cost could require Crestwood to seek loans or use Crestwood’s available cash that would have otherwise been available for operations, distributions or other general partnership purposes.

In certain circumstances, Crestwood may be obligated to pay a breakup fee to Energy Transfer of $96.0 million. If the merger agreement is terminated, the breakup fee required to be paid, if any, by Crestwood under the merger agreement may require Crestwood to seek loans or borrow amounts to enable it to pay these amounts to Energy Transfer. In either case, payment of these amounts would reduce the cash Crestwood has available for operations, distributions or other general partnership purposes. See “The Merger Agreement—Breakup Fee.”

The failure to successfully combine the businesses of Energy Transfer and Crestwood in the expected time frame may adversely affect Energy Transfer’s future results, which may adversely affect the value of the ET common units and new ET preferred units, as applicable, that Crestwood unitholders would receive in the merger.

The success of the merger will depend, in part, on the ability of Energy Transfer to realize the anticipated benefits from combining the businesses of Energy Transfer and Crestwood. To realize these anticipated benefits, Energy Transfer’s and Crestwood’s businesses must be successfully combined. If the combined company is not able to achieve these objectives, the anticipated benefits of the merger may not be realized fully or at all or may take longer to realize than expected. In addition, the actual integration may result in additional and unforeseen expenses, which could reduce the anticipated benefits of the merger.

Energy Transfer and Crestwood, including their respective subsidiaries, have operated and, until the completion of the merger, will continue to operate independently. It is possible that the integration process could result in the loss of key employees, as well as the disruption of each company’s ongoing businesses or inconsistencies in their standards, controls, procedures and policies. Any or all of those occurrences could adversely affect the combined company’s ability to maintain relationships with customers and employees after the merger or to achieve the anticipated benefits of the merger. Integration efforts between the two companies will also divert management attention and resources. These integration matters could have an adverse effect on each of Energy Transfer and Crestwood.

If a governmental authority asserts objections to the merger, Energy Transfer and Crestwood may be unable to complete the merger or, in order to do so, Energy Transfer and Crestwood may be required to comply with material restrictions or satisfy material conditions.

The closing of the merger is subject to the condition that there is no law, injunction, judgment or ruling by a governmental authority in effect enjoining, restraining, preventing or prohibiting the merger. Pursuant to the merger agreement, Energy Transfer and Crestwood each agreed to take any and all steps necessary to eliminate each and every impediment under any antitrust law, such as the HSR Act, that is asserted by any U.S. governmental authority, such as the Antitrust Division or the FTC, in order to facilitate the closing of the merger by the End Date, including, but not limited to, defending through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment that would prevent the closing of the merger from occurring on or prior to the End Date. However, Energy Transfer is not required to, nor is it obligated to agree to allow Crestwood to, nor is Crestwood, without Energy Transfer’s written consent, permitted to, (i) sell, divest, license, transfer or otherwise dispose of any businesses, assets, equity interest, product lines, or properties of any person, (ii) create, terminate, modify or amend any agreements, relationships, rights or obligations of any person, or (iii) accept any restriction on its freedom of action after the closing of the merger.

There can be no assurance as to the cost, scope or impact of the actions that may be required to address any governmental authority objections to the merger. If Energy Transfer or Crestwood takes such actions, it could be detrimental to it or to the combined company following the consummation of the merger. Furthermore, these actions could have the effect of delaying or preventing completion of the proposed merger or imposing additional costs on or limiting the revenue or cash available for distribution of the combined company following the consummation of the merger. See “The Merger—Regulatory Approvals.”

Additionally, state attorneys general or other state or local regulators could seek to block, rescind or challenge the merger as they deem necessary or desirable in the public interest at any time, including after completion of the merger. In addition, in some circumstances, a third party could initiate a private action under antitrust laws challenging or seeking to enjoin or rescind the merger, before or after it is completed. Energy Transfer and Crestwood may not prevail and may incur significant costs in defending or settling any action under the antitrust laws, including being required to divest assets or accept behavioral or other remedies in order to complete the merger.

The pendency of the merger could materially adversely affect the future business and operations of Crestwood or result in a loss of Crestwood employees.

In connection with the pending merger, it is possible that some customers, suppliers and other persons with whom Crestwood has a business relationship may delay or defer certain business decisions or might decide to seek to terminate, change or renegotiate their relationship with Crestwood as a result of the merger, which could negatively impact revenues, earnings and cash flows of Crestwood, as well as the market price of Crestwood common units and Crestwood preferred units, regardless of whether the merger is completed. Similarly, current and prospective employees of Crestwood may experience uncertainty about their future roles with Energy Transfer and Crestwood following completion of the merger, which may materially adversely affect the ability of Crestwood to attract and retain key employees.

Energy Transfer and Crestwood will incur substantial transaction-related costs in connection with the merger, including fees paid to legal, financial and accounting advisors, filing fees and printing costs.

Energy Transfer and Crestwood expect to incur a number of non-recurring costs associated with negotiating and completing the merger, combining the operations of the two partnerships and achieving the desired synergies. These fees and costs have been, and will continue to be substantial. Non-recurring transaction costs include, but are not limited to, fees paid to legal, financial and accounting advisors, filing fees and printing costs. Additionally, while Energy Transfer and Crestwood have assumed that a certain level of expenses would be incurred, there are many factors beyond their control that could affect the total amount or the timing of the expenses. The elimination of duplicative costs, as well as the realization of other efficiencies related to the integration of the businesses, may not offset integration-related costs. Thus, any net benefit of the merger may not be achieved in the near term, the long term or at all.

Failure to complete the merger could negatively affect the price of Crestwood units and Crestwood’s future businesses and financial results.

If the merger is not completed, the ongoing business of Crestwood may be adversely affected and Crestwood will be subject to several risks and consequences, including the following:

•	under the merger agreement, Crestwood may be required, under certain circumstances, to pay Energy Transfer a breakup fee of $96.0 million;

•	Crestwood will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting and financial advisor fees;

•

under the merger agreement, Crestwood is subject to certain restrictions on the conduct of its business prior to completing the merger without Energy Transfer’s consent, which may adversely affect its ability to execute certain of its business strategies; and

•

matters relating to the merger may require substantial commitments of time and resources by Crestwood management, which could otherwise have been devoted to other opportunities that may have been beneficial to Crestwood as an independent company.

In addition, if the merger is not completed, Crestwood may experience negative reactions from the financial markets and from its customers and employees. Crestwood also could be subject to litigation related to any failure to complete the merger or to enforcement proceedings commenced against Crestwood to attempt to force it to perform its obligations under the merger agreement.

Energy Transfer and Crestwood may be subject to class action lawsuits relating to the merger, which could result in an injunction preventing the completion of the merger, substantial costs to Energy Transfer and Crestwood and/or materially adversely affect their business, financial condition and operating results.

Energy Transfer, Crestwood and their directors and officers may be subject to class action lawsuits relating to the merger and other additional lawsuits that may be filed. Securities class action lawsuits and derivative lawsuits are often brought against public companies that have entered into merger agreements. Even if the lawsuits are without merit, defending against these claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on Crestwood’s and Energy Transfer’s liquidity and financial condition.

Lawsuits that may be brought against Energy Transfer, Crestwood or their respective directors and officers could also seek, among other things, injunctive relief or other equitable relief, including a request to rescind parts of the merger agreement already implemented and to otherwise enjoin the parties from consummating the merger. One of the conditions to the closing of the merger is that no injunction by any court or other tribunal of competent jurisdiction has been entered and continues to be in effect and no law has been adopted or is effective, in either case that prohibits or makes illegal the closing of the merger. Consequently, if a plaintiff is successful in obtaining an injunction prohibiting completion of the merger, then that injunction may delay or prevent the merger from being completed, which may adversely affect Crestwood’s and Energy Transfer’s business, financial position and results of operation.

There can be no assurance that any of the defendants will be successful in the outcome of any pending or any potential future lawsuits. The defense or settlement of any lawsuit or claim that remains unresolved at the time the merger is completed may adversely affect Energy Transfer’s and Crestwood’s respective businesses, financial condition, results of operations and cash flows. As of September 22, 2023, Crestwood and Energy Transfer are unaware of any securities class action lawsuits or derivative lawsuits having been filed in connection with the merger.

Crestwood unitholders are not entitled to appraisal or dissenters’ rights in connection with the merger.

Appraisal rights are statutory rights that enable unitholders to dissent from certain extraordinary transactions, such as certain mergers, and to demand that the partnership pay the fair value for their units as determined by a court in a judicial proceeding instead of receiving the consideration offered to unitholders in connection with the applicable transaction. Under the Delaware Act and Crestwood Partnership Agreement, Crestwood unitholders will not have rights to an appraisal of the fair value of their Crestwood common units or Crestwood preferred units in connection with the merger. See “Summary—No Appraisal or Dissenters’ Rights.”

If the merger, as well as the proposed amendments to the Crestwood Partnership Agreement resulting from the Preferred Consent Solicitation and become effective, such amendments may result in reduced liquidity for Crestwood preferred unitholders electing to receive new ET preferred units in the merger.

Although the merger agreement requires that new ET preferred units issued in connection with the merger be listed on the NYSE, there can be no assurance that such new ET preferred units will continue to be listed in the future. Also, if the proposed amendments to the Crestwood Partnership Agreement are approved in the Preferred Consent Solicitation and become effective, more Crestwood preferred unitholders may (i) convert their Crestwood preferred units into Crestwood common units prior to the completion of the merger or (ii) make a Redemption Election in connection with the consideration they elect to receive in the merger, which collectively would reduce the aggregate number of new ET preferred units that may be outstanding after the completion of the merger. As a result of any of the foregoing factors, the trading market for such new ET preferred units would become more limited than the existing trading market for Crestwood preferred units or the trading market for such units if the proposed amendments do not become effective. In addition, after the completion of the merger, Energy Transfer could elect to conduct one or more tender offers for the new ET preferred units, which would have the effect of further limiting the trading market for the new ET preferred units. A more limited trading market might adversely affect the liquidity and market price of such securities.

Tax Risks Related to the Merger

No ruling has been obtained with respect to the U.S. federal income tax consequences of the merger.

No ruling has been or will be requested from the Internal Revenue Service (the “IRS”) with respect to the U.S. federal income tax consequences of the merger. Each of Energy Transfer and Crestwood are relying on the opinions of their respective counsel as to the U.S. federal income tax consequences of the merger, and such opinions may not be sustained if challenged by the IRS. Please read the section titled “Material U.S. Federal Income Tax Consequences of the Merger” beginning on page 115.

The expected U.S. federal income tax consequences of the merger are dependent upon Energy Transfer and Crestwood being treated as partnerships for U.S. federal income tax purposes.

The expected U.S. federal income tax consequences of the merger are dependent upon Energy Transfer and Crestwood being treated as partnerships for U.S. federal income tax purposes at the time of the merger. If either Energy Transfer or Crestwood were treated as a corporation for U.S. federal income tax purposes at the time of the merger, the consequences of the merger would be materially different. If Energy Transfer were to be treated as a corporation for U.S. federal income tax purposes, the merger would likely be a fully taxable transaction to Crestwood unitholders. For additional information, please read the section titled “Material U.S. Federal Income Tax Consequences of the Merger—Assumptions Related to the U.S. Federal Income Tax Treatment of the Merger” beginning on page 117.

Crestwood unitholders could recognize taxable income, gain or loss for U.S. federal income tax purposes, in certain circumstances, as a result of the merger.

For U.S. federal income tax purposes, (i) any Crestwood preferred unitholder who receives cash pursuant to a Redemption Election should be treated as selling a portion of its Crestwood preferred units to Energy Transfer for cash prior to the merger, and (ii) Crestwood should be deemed to contribute all of its assets to Energy Transfer in exchange for the merger consideration (other than cash paid pursuant to any Redemption Elections) and the assumption of Crestwood’s liabilities and (iii) Crestwood should then be deemed to make a liquidating distribution of such merger consideration to the Crestwood unitholders in respect of their Crestwood common units and remaining Crestwood preferred units.

A deemed receipt of cash by Crestwood as a result of Energy Transfer’s deemed assumption of Crestwood’s liabilities could give rise to the recognition of taxable gain by Crestwood, and any such taxable gain would be allocated to the Crestwood unitholders pursuant to the Crestwood Partnership Agreement. Crestwood expects that the deemed receipt of cash by Crestwood will qualify for one or more exceptions to sale treatment. Please read the section titled “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to Crestwood.”

In addition, as a result of the merger, Crestwood unitholders who receive ET common units or new ET preferred units, as applicable, will become partners of Energy Transfer for U.S. federal income tax purposes and Crestwood unitholders who receive ET common units may be allocated a share of Energy Transfer’s nonrecourse liabilities. Each Crestwood unitholder will be treated as receiving a deemed cash distribution equal to the excess, if any, of such Crestwood unitholder’s share of nonrecourse liabilities of Crestwood immediately before the merger over such Crestwood unitholder’s share of nonrecourse liabilities of Energy Transfer immediately following the merger. If the amount of any deemed cash distribution received by such Crestwood unitholder exceeds such Crestwood unitholder’s basis in its Crestwood units, such Crestwood common unitholder will recognize gain in an amount equal to such excess. While there can be no assurance, Crestwood and Energy Transfer expect that most Crestwood unitholders will not recognize gain in this manner.

Further, the contribution of property or cash by a partner to a partnership in exchange for a new or additional interest in such partnership generally will not result in the recognition of gain or loss by such partner. However, under Section 707 of the Code and the Treasury Regulations promulgated thereunder, a contribution of cash or other property by a partner to a partnership and a transfer of property (other than an interest in such partnership) by the partnership to such partner, may, in certain circumstances, be characterized, in whole or in part, as a “disguised sale” of property by the partnership to the partner, rather than as a non-taxable distribution of such property by the partnership. For example, if a partner contributes cash to a partnership, and within a reasonable period of time before or after the contribution receives a distribution of property (other than an interest in such partnership) with a value approximately equal to the cash contributed, the transfers may be treated as part of a “disguised sale” of the distributed property. As a result, contributions of cash or other property to Crestwood on or after the date of the merger agreement and prior to the effective time of the merger may be treated as part of a “disguised sale” of a portion of the ET units received in the merger and may result in taxable gain to Crestwood. Any such taxable gain would be allocated to the Crestwood unitholders pursuant to the Crestwood Partnership Agreement.

The amount and effect of any gain that may be recognized by a Crestwood unitholder will depend on such Crestwood unitholder’s particular situation, including the ability of such Crestwood unitholder to utilize any suspended passive losses. Although likely not intended, due to uncertainty in applying new withholding rules, it is possible that non-U.S. persons may be subject to withholding with respect to the receipt of ET common units or new ET preferred units in the merger. Crestwood unitholders are urged to consult their tax advisor for a full understanding of the U.S. federal, state, local and non-U.S. tax consequences of the merger to them.

For a more detailed discussion, please see “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to Crestwood Unitholders.”

Tax Risks Related to Owning ET Common Units and New ET Preferred Units Following the Merger

Certain tax consequences of the ownership of new ET preferred units are uncertain.

The tax treatment of distributions on new ET preferred units is uncertain. Energy Transfer will treat distributions on the new ET preferred units as distributions to a partner. Energy Transfer intends to treat new ET preferred unitholders as receiving an allocable share of gross income from Energy Transfer equal to their cash distributions, to the extent Energy Transfer has sufficient gross income to make such allocations of gross income. In the event there is not sufficient gross income to match such distributions, the distributions on the new ET preferred units would reduce the capital accounts of the new ET preferred units, requiring a subsequent allocation of income or gain to provide the new ET preferred units with their liquidation preference, if possible. However, if the IRS were to determine that such distributions were guaranteed payments for the use of capital, the distributions would generally be taxable to each of the new ET preferred unitholders as ordinary income and the new ET preferred unitholders would recognize taxable income from the accrual of such a guaranteed payment (even in the absence of a contemporaneous cash distribution). If the new ET preferred units are not treated as partnership interests, they would likely constitute indebtedness for U.S. federal income tax purposes, and distributions on the new ET preferred units would likely be treated as payments of interest by Energy Transfer to new ET preferred unitholders.

A new ET preferred unitholder will be required to recognize gain or loss on a sale of new ET preferred units equal to the difference between the amount realized by such holder and such holder’s tax basis in the new ET preferred units sold. The amount realized will generally equal the sum of the cash and the fair market value of other property such holder receives in exchange for such new ET preferred units. Gain or loss recognized by a holder of new ET preferred units on the sale or exchange of new ET preferred units held for more than one year will generally be taxable as long-term capital gain or loss. Because new ET preferred unitholders will generally not be allocated a share of Energy Transfer’s items of depreciation, depletion or amortization, it is not anticipated that such holders would be required to recharacterize any portion of their gain as ordinary income as a result of the recapture rules.

Please see “Material U.S. Income Tax Consequences of ET Unit Ownership—Tax Consequences of Unit Ownership—Treatment of Distributions,” “—Tax Consequences of Unit Ownership—Basis of Units” and “—Recognition of Gain or Loss on Redemption of New ET Preferred Units.”

Investment in the new ET preferred units by non-U.S. persons and tax-exempt investors, such as employee benefit plans and individual retirement accounts (“IRAs”) raises issues unique to them. The IRS may determine that distributions on the new ET preferred units constitute guaranteed payments for the use of capital. The treatment of guaranteed payments for the use of capital to tax-exempt investors is not certain and such payments may be treated as unrelated business taxable income for U.S. federal income tax purposes. Distributions to non-U.S. holders of new ET preferred units will be subject to withholding taxes. If the amount of withholding exceeds the amount of U.S. federal income tax actually due, non-U.S. new ET preferred unitholders may be required to file U.S. federal income tax returns in order to seek a refund of such excess. If you are a non-U.S. person or tax-exempt entity, you should consult your tax advisor with respect to the consequences of owning the new ET preferred units. Please see “Material U.S. Income Tax Consequences of ET Unit Ownership—Tax-Exempt Organizations and Other Investors.”

Energy Transfer, Crestwood or certain subsidiaries of Crestwood may engage in transactions that cause former Crestwood unitholders to be subject to taxation in a different manner than other ET unitholders.

In connection with the merger, Energy Transfer, Crestwood, or certain subsidiaries of Crestwood may undertake restructuring transactions. These transactions could require Energy Transfer to allocate items of gain or loss realized on property contributed to Energy Transfer in the merger solely to former Crestwood unitholders in respect of the ET units received in the merger. As a result, former Crestwood unitholders could be treated differently from holders of pre-merger ET units for U.S. federal income tax purposes, and no special distributions will be made to former Crestwood unitholders with respect to any tax liability for such transactions. Please see “Material U.S. Federal Income Tax Consequences of ET Unit Ownership—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

Holders of ET units received in the merger will generally be subject to the tax risks that apply to existing ET unitholders.

Following the merger, in addition to the risks described above, for U.S. federal income tax purposes, holders of ET units received in the merger will continue to be subject to the risks that holders of ET units are currently subject to, which are described in Energy Transfer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022, as updated by the subsequent Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “Where You Can Find More Information” for the location of information incorporated by reference in this proxy statement/prospectus.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This document includes “forward-looking statements” about Energy Transfer and Crestwood that are subject to risks and uncertainties. All statements other than statements of historical fact included in this document are forward-looking statements. Statements using words such as “anticipate,” “believe,” “intend,” “project,” “plan,” “expect,” “continue,” “estimate,” “goal,” “forecast,” “may,” “could,” “will,” “predict,” “potential,” “should,” “would,” “seek,” or similar expressions help identify forward-looking statements.

Except for their respective obligations to disclose material information under U.S. federal securities laws, neither Energy Transfer nor Crestwood undertakes any obligation to release publicly any revisions to any forward-looking statements, to report events or circumstances after the date of this document, or to report the occurrence of unanticipated events.

Forward-looking statements involve a number of risks and uncertainties, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to:

•	the expected timing of closing the merger and benefits of the merger;

•	the matters described in the section titled “Risk Factors;”

•	cyclical or other downturns in demand;

•	adverse changes in economic or industry conditions;

•	changes in the securities and capital markets;

•	changes affecting customers or suppliers;

•	changes in laws or regulations, third-party relations and approvals, and decisions of courts, regulators and/or governmental bodies;

•	effects of competition;

•	developments in and losses resulting from claims and litigation;

•	changes in operating conditions and costs;

•	the extent of Energy Transfer’s or Crestwood’s ability to achieve its operational and financial goals and initiatives;

•	Energy Transfer’s continued taxation as a partnership and not as a corporation;

•	the incurrence of significant transaction and other costs in connection with the merger exceeding current expectations;

•

ultimate timing, outcome and results of integrating the operations of Energy Transfer and Crestwood, including the risk that the businesses may not be integrated successfully or that anticipated synergies or other benefits expected from the mergers may not be realized; and

•	the effect of the merger and its announcement and/or completion on Energy Transfer’s and Crestwood’s business, relationships, plans, operations and financial condition.

In addition, the acquisition of Crestwood by Energy Transfer is subject to the satisfaction of certain conditions and the absence of events that could give rise to the termination of the merger agreement, the possibility that the merger does not close, risks that the proposed acquisition disrupts current plans and operations and business relationships or poses difficulties in attracting or retaining employees, the possibility that the costs or difficulties related to the integration of the two companies will be greater than expected and the possibility that the anticipated benefits from the merger cannot or will not be fully realized.

All written and oral forward-looking statements attributable to Energy Transfer or Crestwood or persons acting on behalf of Energy Transfer or Crestwood are expressly qualified in their entirety by such factors. For additional information with respect to these factors, please see the section titled “Where You Can Find More Information.”

INFORMATION ABOUT THE COMPANIES

Energy Transfer LP

Energy Transfer is a publicly-traded Delaware limited partnership owning and operating a diversified portfolio of energy assets. Energy Transfer’s core operations include complementary natural gas midstream, intrastate and interstate transportation and storage assets; crude oil, NGLs and refined product transportation and terminalling assets; and NGL storage and fractionation. Energy Transfer also owns Lake Charles LNG Company, as well as limited partner interests in and the general partner interests of the publicly-traded master limited partnerships, Sunoco LP and USA Compression Partners, LP.

Energy Transfer’s executive offices are located at 8111 Westchester Drive, Suite 600, Dallas, Texas 75225, and its telephone number is (214) 981-0700.

Crestwood Equity Partners LP

Crestwood, a Delaware limited partnership formed in March 2001, is a master limited partnership that develops, acquires, owns or controls, and operates primarily-fee based assets and operations within the energy midstream sector. Headquartered in Houston, Texas, Crestwood provides broad-ranging infrastructure solutions across the value chain to service premier liquids-rich natural gas and crude oil shale plays across the United States. Crestwood owns and operates a diversified portfolio of NGL, crude oil, natural gas and produced water gathering, processing, storage, disposal and transportation assets that connect fundamental energy supply with energy demand across North America. Crestwood’s common units representing limited partner interests are listed on the NYSE under the symbol “CEQP” and its preferred units representing limited partner interests are listed on the NYSE under the symbol “CEQP-P.”

Crestwood is a holding company. All of Crestwood’s consolidated operating assets are owned by or through its wholly owned subsidiary, Crestwood Midstream Partners LP, a Delaware limited partnership.

Crestwood’s principal executive offices are located at 811 Main Street, Suite 3400, Houston, Texas 77002, and its telephone number is (832) 519-2200.

Pachyderm Merger Sub, LLC

Merger Sub is a Delaware limited liability company and a wholly owned subsidiary of Energy Transfer. Merger Sub was formed on August 11, 2023 solely for the purpose of consummating the merger and has no operating assets. Merger Sub has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the transactions contemplated by the merger agreement.

Merger Sub’s principal executive offices are located at 8111 Westchester Drive, Suite 600, Dallas, Texas 75225, and its telephone number is (214) 981-0700.

SPECIAL MEETING OF CRESTWOOD UNITHOLDERS

This section contains information about the special meeting of Crestwood unitholders that has been called, among other reasons, to approve and adopt the merger agreement and the transactions contemplated thereby and to approve, on an advisory (non-binding) basis, specified compensation that may be received by Crestwood’s named executive officers in connection with the merger. This document is being furnished to Crestwood unitholders in connection with the solicitation of proxies by the Crestwood board of directors to be used at the special meeting. Crestwood is first mailing this document and the enclosed proxy card on or about September 29, 2023.

Date, Time and Place of the Special Meeting

A virtual special meeting of Crestwood unitholders will be held at www.virtualshareholdermeeting.com/CEQP2023SM on October 30, 2023, starting at 9:00 a.m., central time (unless it is adjourned or postponed to a later date).

The special meeting can be accessed by visiting www.virtualshareholdermeeting.com/CEQP2023SM, where Crestwood unitholders will be able to participate and vote online during the special meeting. Crestwood encourages its unitholders to access the meeting 15 minutes prior to the start time leaving ample time for check-in. Please follow the instructions as outlined in this proxy statement/prospectus. This proxy statement/prospectus is first being mailed to Crestwood’s unitholders on or about September 29, 2023.

Participating in the Special Meeting

All Crestwood unitholders as of the close of business on the record date are invited to attend the special meeting virtually. Persons who are not Crestwood unitholders may attend only if invited by Crestwood.

To be admitted to the special meeting at www.virtualshareholdermeeting.com/CEQP2023SM, unitholders must enter the 16-digit control number found on their proxy card or voting instruction form. Once properly admitted to the special meeting, unitholders of record as of the record date may vote their units by following the instructions available on the meeting website during the meeting and may also view the complete list of unitholders entitled to vote at the special meeting. Technical support will be available on the virtual meeting website beginning 15 minutes prior to the start of the special meeting. The technical support offered through this service is designed to address difficulties related to the virtual meeting website, and it is recommended that you contact your bank, broker or other nominee should you be unable to locate your 16-digit control number.

Crestwood unitholders may submit questions during the special meeting. As part of the special meeting, Crestwood will hold a live question and answer session during which we intend to answer questions submitted during the meeting in accordance with the special meeting procedures which are pertinent to Crestwood and the meeting matters, as time permits. Questions may be submitted during the special meeting through www.virtualshareholdermeeting.com/CEQP2023SM. Questions and answers will be grouped by topic and substantially similar questions will be grouped and answered once.

Regardless of whether you plan to participate in the special meeting, it is important that your Crestwood units be represented and voted at the special meeting. Accordingly, we encourage you to vote in advance of the special meeting.

We encourage you to access the meeting 15 minutes prior to the start time leaving ample time for check-in. Please follow the instructions as outlined in this proxy statement/prospectus.

Purpose of the Special Meeting

•	Proposal 1: To consider and vote upon a proposal to approve and adopt the merger agreement and the transactions contemplated thereby;

•	Proposal 2: To consider and cast an advisory (non-binding) vote on specified compensation that may be received by Crestwood’s named executive officers in connection with the merger;

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Proposal 3: To consider and vote upon any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the merger proposal to approve and adopt the merger agreement and the transactions contemplated thereby; and

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Proposal 4: To transact such other business as may properly come before the special meeting and any adjournment or postponement thereof (at the present time, Crestwood knows of no other matters that will be presented for consideration at the special meeting).

Recommendation of the Crestwood Board of Directors

The Crestwood board of directors has unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Crestwood and its unitholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, (iii) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger, (iv) resolved to recommend adoption of the merger agreement by the Crestwood unitholders and (v) directed that the merger agreement be submitted to the Crestwood unitholders for adoption. In addition, the Crestwood board of directors recommends that the Crestwood unitholders vote to approve, on an advisory (non-binding) basis, specified compensation that may be received by Crestwood’s named executive officers in connection with the merger and to approve any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the merger proposal.

Crestwood unitholders should carefully read this document in its entirety for more detailed information concerning the merger agreement and the transactions contemplated thereby. In particular, Crestwood unitholders are directed to the merger agreement, which is attached hereto as Annex A.

Record Date; Unitholders Entitled to Vote; Outstanding Units Held

The Crestwood board of directors has designated the close of business on September 22, 2023 as the “record date” that will determine the unitholders who are entitled to receive notice of, and to vote at, the special meeting or at any adjournment or postponement of the special meeting. Only holders of record at the close of business on the record date are entitled to vote at the special meeting. At the close of business on the record date, there were (i) 105,096,104 Crestwood common units outstanding, held by approximately 203 holders of record and (ii) 71,257,445 Crestwood preferred units outstanding, held by approximately 2 holders of record. Each Crestwood common unitholder is entitled to one vote per Crestwood common unit held. Each Crestwood preferred unitholder is entitled to a number of votes equal to the number of votes such holder would have had if all Crestwood preferred units held by such holder had been converted into Crestwood common units as of the record date. As of the date hereof, the Crestwood preferred units are convertible into Crestwood common units on a 10-for-1 basis. As a result, each Crestwood preferred unitholder will have one vote for every ten Crestwood preferred units held as of the record date. There are no other classes of Crestwood units outstanding that are entitled to vote at the special meeting. Accordingly, the total number of units entitled to vote at the special meeting, giving effect to the Crestwood preferred units, on an as-converted basis, is 112,221,849.

A complete list of Crestwood unitholders of record who are entitled to vote at the special meeting will be available for a period of at least ten days prior to the special meeting. If you would like to inspect the list of Crestwood unitholders of record, please call the Investor Relations department at (832) 519-2200 to schedule an appointment or request access. A certified list of eligible Crestwood unitholders will be available for inspection during the special meeting at www.virtualshareholdermeeting.com/CEQP2023SM by entering the 16-digit control number provided on your proxy card or voting instruction form.

Quorum

A “quorum” shall consist of the holders of record of a majority of the issued and outstanding Crestwood common units and Crestwood preferred units, on an as-converted basis, present online or by proxy at the special meeting. There must be a quorum for the special meeting to be held. If you submit a timely, properly executed proxy or voting instruction form, then you will be considered part of the quorum so long as your units are voted on at least one item of business, other than a procedural motion. Abstentions will be counted for purposes of determining whether there is a quorum at the special meeting. Because it is expected that all of the matters to be voted on at the special meeting will be non-routine under NYSE rules, brokers will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your bank, broker or other nominee, your units will not count towards determining whether a quorum is present and your units will not be voted on any of the proposals.

Failure to Vote; Abstentions

An abstention occurs when a unitholder is present for purposes of a quorum by virtually attending the special meeting and either does not vote or submits a ballot marked “abstain.” An abstention also occurs when a unitholder does not attend the special meeting and instead submits a proxy with an “abstain” instruction. Abstentions will be counted for purposes of determining whether there is a quorum at the special meeting.

The failure of any Crestwood unitholder to submit a vote (e.g., by not submitting a proxy or not voting online) and any abstention by a Crestwood unitholder will have the same effect as a vote “AGAINST” each of the merger proposal and the advisory compensation proposal. In addition, abstentions are counted as units present and entitled to vote and will have the same effect as votes “AGAINST” the adjournment proposal.

Broker Non-Votes

Under the rules that govern brokers who have record ownership of units that they hold in street name for their clients who are the beneficial owners of the units, brokers have the discretion to vote such units on routine matters, but not on non-routine matters absent direction from the unitholder, including the merger proposal, the advisory compensation proposal and the adjournment proposal. Broker non-votes occur when units held by a broker are not voted with respect to a proposal because (1) the broker has not received voting instructions from the beneficial owner, and (2) the broker lacks the authority to vote the units at his or her discretion. Because it is expected that all of the matters to be voted on at the special meeting will be non-routine under NYSE rules, brokers will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your bank, broker or other nominee, your units will not count towards determining whether a quorum is present and your units will not be voted on any of the proposals.

Because approval of the merger proposal and the advisory compensation proposal requires the affirmative vote of at least a majority of the outstanding Crestwood common units and Crestwood preferred units, on an as-converted basis, voting as a single class, a broker non-vote will have the same effect as a vote “AGAINST” approval of the merger proposal and the advisory compensation proposal. Because approval of the adjournment proposal requires the affirmative vote of a majority of the Crestwood common units, and Crestwood preferred units, on an as-converted basis, voting as a single class, present online or by proxy at the special meeting, a broker non-vote will have no effect on the approval of the adjournment proposal.

Required Vote

The merger proposal must be approved and adopted by the affirmative vote of the holders of a majority of the outstanding Crestwood common units and Crestwood preferred units, on an as-converted basis, voting as a single class. Any failure to vote, abstention or broker non-vote will have the same effect as a vote “AGAINST” the merger proposal.

Approval of the advisory vote on the advisory compensation proposal requires the affirmative vote of the holders of a majority of the Crestwood common units and Crestwood preferred units, on an as-converted basis, voting as a single class. Any failure to vote, abstention or broker non-vote will have the same effect as a vote “AGAINST” the advisory compensation proposal.

Approval of the adjournment proposal requires the affirmative vote of the holders of a majority of the Crestwood common units and Crestwood preferred units, on an as-converted basis, voting as a single class, present online or by proxy at the special meeting. Abstentions will have the same effect as a vote “AGAINST” a proposal to adjourn the special meeting. Broker non-votes will have no effect on the adjournment proposal.

Units Beneficially Owned by Directors and Executive Officers

As of September 22, 2023, the members of the Crestwood board of directors and executive officers of Crestwood beneficially owned an aggregate of 5,965,970 Crestwood common units and zero Crestwood preferred units. These units represent in total approximately 5.3% of the total voting power of Crestwood’s voting securities on an as-converted basis.

Proxies

You may vote online at the special meeting or by submitting a proxy. Please submit your proxy even if you plan to attend the special meeting. If you attend the special meeting, you may vote online, thereby canceling any proxy previously given.

Voting instructions are included on your proxy card. If you properly give your proxy and submit it to Crestwood in time for it to be voted, one of the individuals named as your proxy will vote your units as you have directed. You may vote for or against the proposals or abstain from voting.

Units Held in Street Name

Crestwood unitholders who hold Crestwood common units or Crestwood preferred units in a brokerage account or through a bank, broker or other nominee (“street name” unitholders) who wish to vote at the special meeting should be provided a 16-digit control number or voting instruction form by the bank, broker or other nominee that holds their units. If you are a street name unitholder and this has not occurred, contact the bank, broker or other nominee that holds your units of record. A number of banks and brokerage firms participate in a program that also permits “street name” unitholders to direct their vote by telephone or over the Internet. If your units are held in an account at a bank or brokerage firm that participates in such a program, you may direct the vote of these units by telephone or over the Internet by following the voting instructions enclosed with the voting instruction form from the bank or brokerage firm. The Internet and telephone procedures are designed to authenticate unitholders’ identities, to allow unitholders to give their voting instructions and to confirm that those instructions have been properly recorded. Votes directed by telephone or over the Internet through such a program must be received by 11:59 p.m. Eastern Time (ET), on October 29, 2023. Directing the voting of your units will not affect your right to vote at the special meeting if you decide to attend the special meeting; however, you must use the 16-digit control number set forth on the voting instruction form received from your bank, broker or other nominee to vote your shares held in “street name” at the special meeting. Voting at the special meeting using the 16-digit control number set forth on the voting instruction form received from your bank, broker or other nominee prior to the deadline described above will automatically cancel any voting directions you have previously given by telephone or over the Internet with respect to your shares.

Absent specific instructions from you, your bank, broker or other nominee is not empowered to vote your Crestwood common units or Crestwood preferred units at the special meeting. Because it is expected that all of the matters to be voted on at the special meeting will be non-routine under NYSE rules, brokers will not have discretionary authority to vote on any such proposal; therefore, if you do not provide voting instructions to your bank, broker or other nominee, your units will not count towards determining whether a quorum is present and your units will not be voted on any of the proposals.

How to Submit Your Proxy

By Mail: To submit your proxy by mail, simply mark your proxy, date and sign it, and if you are a record holder of Crestwood common units or Crestwood preferred units, return it in the postage-paid envelope provided. If the envelope is missing, please address your completed proxy card to the address on your proxy card. If you are a beneficial owner, please refer to your voting instruction form provided to you by your bank, broker, custodian or record holder.

By Telephone: If you are a Crestwood unitholder of record, you can submit your proxy by telephone by calling the toll-free telephone number on your proxy card. Telephone voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time (ET) on October 29, 2023. Easy-to-follow voice prompts allow you to submit your proxy and confirm that your instructions have been properly recorded. If you are a beneficial owner, please refer to your voting instruction form provided by your bank, broker, custodian or record holder for information on whether telephone voting is offered. If you submit your proxy by telephone you do not need to return your proxy card. If you are located outside the United States, Canada and Puerto Rico, please read your proxy card or other materials for additional instructions.

By Internet: You can also choose to submit your proxy online at www.proxyvote.com. Internet voting is available 24 hours a day and will be accessible until 11:59 p.m. Eastern Time (ET) on October 29, 2023. If you are a beneficial owner, please refer to your voting instruction form provided by your bank, broker, custodian or record holder for information on whether internet voting is offered. As with telephone voting, you will be given the opportunity to confirm that your instructions have been properly recorded. If you submit your proxy on the internet, you do not need to return your proxy card.

Revoking Your Proxy

If you submit a completed proxy card with instructions on how to vote your Crestwood common units or Crestwood preferred units and then wish to revoke your instructions, you should submit a written notice of revocation to Crestwood GP as soon as possible. You may revoke your proxy by internet, telephone or mail at any time before it is voted by:

•	timely delivery of a valid, later-dated proxy or timely submission of a later-dated proxy by telephone or internet;

•	written notice to Crestwood GP before the special meeting that you have revoked your proxy; or

•	participating in and voting online at the special meeting.

Adjournments and Postponements

Any adjournment of the special meeting, if necessary, to solicit additional proxies in favor of the merger proposal requires the affirmative vote of the holders of a majority of the Crestwood common units and Crestwood preferred units, on an as-converted basis, voting as a single class, present online or by proxy at the special meeting. No notice of the adjourned special meeting will be given so long as the time and place to which the special meeting is adjourned are announced at the special meeting at which the adjournment is taken, the adjournment is for no more than 45 days, a new record date is not fixed and, at the adjourned special meeting, only such business is transacted as might have been transacted at the original special meeting.

In addition, at any time prior to convening the special meeting, the special meeting may be postponed without the approval of Crestwood unitholders. If postponed, Crestwood will publicly announce the new meeting date. Similar to adjournments, any postponement of the special meeting for the purpose of soliciting additional proxies will allow Crestwood unitholders who have already sent in their proxies to revoke them at any time prior to their use.

Inspector of Election

The Crestwood board of directors has appointed a representative of Broadridge Investor Communication Solutions to act as the inspector of election at the special meeting.

Proxy Solicitation

Energy Transfer and Crestwood will each bear their own costs related to the merger and the retention of any information agent or other service provider in connection with the merger, except for the expenses incurred in connection with the filing, printing and mailing of this document, which will be borne by Energy Transfer. This proxy solicitation is being made by Crestwood on behalf of the Crestwood board of directors. Crestwood has hired Innisfree M&A Incorporated to assist in the solicitation of proxies. Innisfree M&A Incorporated may solicit proxies by personal interview, mail, telephone and electronic communications. We will pay $45,000 for additional proxy solicitation services. In addition to this mailing, solicitations may also be made by personal interview, mail, telephone and electronic communications by directors, officers or employees of Crestwood or its affiliates without additional compensation.

Householding of Special Meeting Materials

Unless Crestwood has received contrary instructions, Crestwood may send a single copy of this proxy statement/prospectus to any household at which two or more unitholders reside if Crestwood believes the unitholders are members of the same family. Each unitholder in the household will continue to receive a separate proxy card. This process, known as “householding,” reduces the volume of duplicate information received at your household and helps to reduce Crestwood’s expenses.

If you would like to revoke your consent to householding and in the future receive your own set of proxy materials, or if your household is currently receiving multiple copies of the same items and you would like in the future to receive only a single copy at your address, please contact Investor Relations at (832) 519-2200, or write to Crestwood Equity Partners LP, 811 Main Street, Suite 3400, Houston, Texas 77002, and indicate your name, the name of each of your brokerage firms or banks where your common units are held and your account numbers. The revocation of a consent to householding will be effective 30 days following its receipt. You will also have an opportunity to opt in or opt out of householding by contacting your bank or broker.

Other Business

The Crestwood board of directors is not currently aware of any business to be acted upon at the special meeting other than the matters described in this document. If, however, other matters are properly brought before the special meeting, the persons appointed as proxies will have discretion to vote or act on those matters as in their judgment is in the best interest of Crestwood and its unitholders.

PREFERRED CONSENT SOLICITATION

Separately from the solicitation of votes pursuant to the accompanying proxy statement/prospectus, at the direction of Energy Transfer pursuant to certain provisions of the merger agreement (see “The Merger Agreement—Other Covenants and Agreements”), Crestwood is also soliciting consents from Crestwood preferred unitholders to amend certain terms of the Crestwood Partnership Agreement relating to the Crestwood preferred units proposed by Energy Transfer pursuant to the merger agreement. The purpose of the Preferred Consent Solicitation is to (i) increase the cash redemption price for the Crestwood preferred units in connection with a cash redemption election in the merger, and (ii) conform certain terms of the Crestwood preferred units with Energy Transfer’s other outstanding series of preferred units in order to simplify its capital structure following the merger. The Preferred Consent Solicitation is being conducted by Crestwood pursuant to a proxy statement on Schedule 14A filed by Crestwood with the Securities and Exchange Commission on September 27, 2023 and mailed to the Crestwood preferred unitholders on or about the same date. Pursuant to the Preferred Consent Solicitation, Crestwood is seeking to amend the Crestwood Partnership Agreement as follows:

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Section 5.8(e)(ii)(D) of the Crestwood Partnership Agreement provides Crestwood preferred unitholders the right to have Crestwood preferred units redeemed at a price equal to 101% of the Preferred Unit Price (as defined in the Crestwood Partnership Agreement) in the event of a Change of Control (other than a Cash COC Event) (as such terms are defined in the Crestwood Partnership Agreement). The proposed amendments would permit Crestwood to increase the redemption price payable to Crestwood preferred unitholders making a Redemption Election pursuant to Section 5.8(e)(ii)(D) of the Crestwood Partnership Agreement in connection with the merger from 101% of the Preferred Unit Price (or $9.218573 per Crestwood preferred unit) to 108% of the Preferred Unit Price (or $9.857484 per Crestwood preferred unit);

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Section 5.8(c)(i) of the Crestwood Partnership Agreement provides that in the event Crestwood fails to pay in full in cash any distribution (or portion thereof) which a Crestwood preferred unitholder is entitled to receive for a quarter under the Crestwood Partnership Agreement, (i) then the Preferred Unit Distribution Amount (as defined in the Crestwood Partnership Agreement) for the immediately following quarter will by $0.2567 per quarter (the “Deficiency Rate”) and (ii) any accrued and unpaid distributions will increase at a rate of 2.8125% per quarter. The proposed amendment would eliminate the application of (a) the Deficiency Rate with respect to distributions payable to the Crestwood preferred unitholders during any quarter in which distributions are accrued and unpaid and (b) the 2.8125% rate of increase per quarter to any accrued and unpaid distributions;

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Section 5.8(c)(i) of the Crestwood Partnership Agreement provides that each Crestwood preferred unit is entitled to share in any special distributions by Crestwood of cash, securities or other property pro rata with the Crestwood common units as if the Crestwood preferred units had converted into Crestwood common units. Special distributions do not include regular, quarterly distributions paid in the normal course pursuant to the Crestwood Partnership Agreement, so long as such distributions are not in excess of 130% of the quarterly distribution rate for the prior quarter. The proposed amendment would provide Crestwood preferred unitholders the right to receive (and share pro rata with Crestwood common unitholders in) any portion of any quarterly cash distribution made in the normal course to Crestwood common unitholders that is in excess of an amount that is the greater of (i) the amount of the highest previously paid quarterly cash distribution after the date of the merger and (ii) the amount equal to 115% of the quarterly cash distribution for the immediately preceding quarter; and

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Section 5.8(d) of the Partnership Agreement provides that Crestwood preferred unitholders are entitled to vote as a separate class on any matter that adversely affects the rights, powers, privileges or preferences of the Crestwood preferred units in relation to other classes of limited partner interests in Crestwood. The current Voting Threshold (as defined below) provides that the affirmative vote of a majority of the Crestwood preferred units is required to approve such matters, except that the affirmative vote of two-thirds of the Crestwood preferred units is required (such applicable threshold, the “Voting Threshold”) to approve matters (i) that alter the rights and obligations of the Crestwood preferred units in any material respect, increase or decrease the authorized number of Crestwood preferred units, or otherwise adversely affect the Crestwood preferred units, or (ii) when the three largest Crestwood preferred unitholders collectively own two-thirds of the Crestwood preferred units or certain of Crestwood initial Crestwood preferred unitholders own at least 35% of the Crestwood preferred units. Section 5.8(d) of the Crestwood Partnership Agreement also provides that Crestwood may, without the affirmative vote of two-thirds of the Crestwood preferred units, create and issue Junior Securities (as defined in the Crestwood Partnership Agreement) and Parity Securities (as defined in the Crestwood Partnership Agreement) in an unlimited amount with respect to Junior Securities, and, with respect to Parity Securities, in an amount not to exceed $300 million in aggregate face value and that shall not be convertible into more than 48,125,000 Crestwood common units, subject to certain restrictions set forth in the Crestwood Partnership Agreement. The proposed amendment would conform the voting rights of Crestwood preferred unitholders to the voting rights of holders of Energy Transfer’s other outstanding series of preferred units by (a) eliminating the right of Crestwood preferred unitholders to vote together, on an as-converted basis, with the Crestwood common units as a single class, (b) providing that the affirmative vote of holders of at least two-thirds of the outstanding Crestwood preferred units, voting as a separate class, is required to adopt any amendment to the Crestwood Partnership Agreement that the Crestwood GP determines would have a material and adverse effect on the rights of the Crestwood preferred units, and (c) providing that the affirmative vote of holders of at least two-thirds of the outstanding Crestwood preferred units, voting together as a class with other parity securities, is required to (1) create or issue any Parity Securities if cumulative distributions on the Crestwood preferred units are in arrears or (2) create or issue any Senior Securities (as defined in the Crestwood Partnership Agreement).

If the requisite consents are obtained in the Preferred Consent Solicitation, the adoption of the proposed amendments will be conditioned on the satisfaction or waiver of the conditions to the closing of the merger. If the Pre-Merger Special Distribution is declared and paid prior to the closing of the merger, the amendments to the Crestwood Partnership Agreement would not impact the Pre-Merger Special Distribution. If such amendments are approved by the requisite holders of Crestwood preferred units, the consideration Crestwood preferred unitholders may elect to receive in the merger will be affected in the following ways: (a) if such Crestwood preferred unitholders elect to receive a new security of Energy Transfer, such security will have terms reflecting the such amendments, and (b) if such Crestwood preferred unitholders make a cash redemption election, the cash redemption price will increase from $9.218573 to $9.857484 per Crestwood preferred unit. Crestwood and Energy Transfer will announce the results of the consent solicitation as promptly as possible following the Expiration Date, which announcement is anticipated to be at least 10 days before the deadline to make a merger consideration election for the Crestwood preferred units, assuming the Expiration Date is not extended. The merger is not conditioned upon Crestwood obtaining the requisite consents to amend the terms of the Crestwood Partnership Agreement in the Preferred Consent Solicitation. If the requisite consent in the Preferred Consent Solicitation is not obtained, the current terms of the Crestwood Partnership Agreement, including all of the terms of the Crestwood preferred units, will remain unchanged. For additional information, Crestwood preferred unitholders should read the Crestwood Consent Solicitation Statement.

PROPOSAL 1: THE MERGER

Effects of the Merger

Upon satisfaction or waiver of the conditions to closing in the merger agreement, on the closing date, Crestwood will merge with and into Merger Sub, a wholly owned subsidiary of Energy Transfer formed for the purpose of effecting the merger, with Merger Sub surviving the merger as a direct wholly owned subsidiary of Energy Transfer. At the effective time, (i) each Crestwood common unit issued and outstanding immediately prior to the effective time (other than Excluded Units (as defined in the merger agreement)) will be converted into the right to receive 2.07 ET common units and (ii) each Crestwood Class A unit issued and outstanding immediately prior to the effective time will be converted into the right to receive 1.828 Energy Transfer Class B units.

In addition, each Crestwood preferred unit outstanding immediately prior to the effective time will, at the election of the Crestwood preferred unitholder, in accordance with the Crestwood Partnership Agreement, (i) convert into Crestwood common units, at the then-applicable Conversion Ratio (as defined in the Crestwood Partnership Agreement, currently one Crestwood common unit for 10 Crestwood preferred units), subject to the payment of any accrued but unpaid distributions prior to the effective time, (ii) convert into new ET preferred units or (iii) be redeemed in exchange for cash or Crestwood common units, at the sole discretion of Crestwood GP, at a price of (x) $9.218573 per Crestwood preferred unit or (y) if the requisite consents are obtained in connection with the Preferred Consent Solicitation, $9.857484 per Crestwood preferred unit, in each case, plus accrued and unpaid distributions to the date of such redemption.

Crestwood preferred unitholders that receive Crestwood common units pursuant to the foregoing clauses (i) or (iii) will be entitled to receive the common unit merger consideration at the effective time. If no election is made by a holder of Crestwood preferred units, such holder will be deemed to have elected to receive new ET preferred units. Crestwood has agreed to cause Crestwood GP to elect to pay cash for any Crestwood preferred units whose holders have elected to have such Crestwood preferred units redeemed pursuant to a Redemption Election as described in clause (iii) above.

Crestwood will take all actions as may be necessary so that at the effective time, each outstanding award of restricted units and performance units of Crestwood will be treated as described in “The Merger Agreement—Crestwood Employee Equity-Based Awards.”

Background of the Merger

The terms of the merger are the result of arm’s length negotiations between Energy Transfer and Crestwood. The following is a summary of the events leading up to the signing of the merger agreement and the key meetings, negotiations, discussions and actions by and between Energy Transfer and Crestwood and their respective advisors that preceded the public announcement of the acquisition.

As part of Crestwood’s ongoing strategic planning process, the Crestwood board of directors, together with Crestwood management, regularly reviews and assesses Crestwood’s long-term strategic plans and goals, opportunities, overall industry trends, the competitive environment in which Crestwood operates and Crestwood’s short- and long-term performance. As part of these reviews, the Crestwood board of directors, with the assistance of Crestwood’s advisors, considered whether various strategic actions, including business combination transactions, would be in the best interests of Crestwood and would enhance value for Crestwood unitholders.

In August 2019, Mr. Robert G. Phillips, Founder, Chairman and Chief Executive Officer of Crestwood along with Mr. Robert Halpin, President of Crestwood conducted a strategic offsite meeting with the Crestwood board of directors to evaluate and update Crestwood’s long-term strategy. Mr. Halpin provided the Crestwood board of directors with a detailed review of the midstream and upstream industry trends, capital markets movements, and key drivers of long-term value including (i) operational and financial scale, (ii) balance sheet strength and flexibility, (iii) vertical integration of the midstream value chain, (iv) free cash flow and distributable cash flow per unit growth, and (v) a track record of generating strong returns on invested capital. In connection with this review, Mr. William Moore, Executive Vice President of Corporate Development and Strategy of Crestwood, also discussed the current and expected future environment for mergers, acquisitions, divestitures, reorganizations and joint ventures, including a list of potential acquisition candidates for Crestwood. Additionally, Messrs. Moore and Halpin analyzed the candidates of companies and partnerships which might ultimately acquire Crestwood and the merits and considerations for each counterparty including scale, absolute and relative valuation, commercial and operational fit, corporate structure and synergy potential. The ultimate strategic conclusions of the August 2019 strategic board meeting were that developing industry and market trends were very likely to lead to further consolidation in the midstream sector and Crestwood’s short-term and long-term strategies should be focused on enhancing its competitive position to participate in longer-term industry consolidation.

Over the course of 2019 through 2022, Crestwood management, together with its board of directors, undertook multiple strategic and financial steps that it believed would strengthen Crestwood’s competitive position in the marketplace, enhance long-term value for unitholders and better position Crestwood for future participation in industry consolidation. Such actions included regional acquisitions in the Williston Basin and Delaware Basin to increase operational and financial scale in its core operating areas, as well as acquisitions of the non-operating equity interests from joint venture partners in both the Powder River Basin and Delaware Basin. Further, to maintain balance sheet strength and flexibility and further streamline its business portfolio, Crestwood divested non-core, lower-growth, gathering and processing assets in the Barnett Shale and Marcellus Shale and its joint venture interests in natural gas storage assets in the Northeast and South Texas. Lastly, to enhance corporate governance and create better alignment with unitholders, Crestwood acquired its general partner interest from First Reserve and transformed its governance structure to a publicly-elected board of directors.

In addition to the strategic steps executed on over the course of 2019 to 2022, Crestwood management together with its board of directors, also evaluated several larger strategic transactions with other publicly-traded midstream corporations and partnerships. Beginning in the third quarter of 2020, Crestwood’s management and board of directors evaluated a business combination in which a larger, publicly-traded midstream company would spin out its sizable gathering and processing assets from its broader portfolio of midstream assets and merge those gathering and processing assets into Crestwood. Messrs. Moore and Halpin discussed this transaction structure with three separate counterparties, all of which were large North American oil and gas infrastructure companies. The Crestwood management team did not discuss any post-transaction employment or compensation matters for management with any potential counterparties. One party, Party A, took interest in progressing its evaluation of the potential transaction, and Crestwood and Party A executed a confidentiality agreement in mid-2020 to exchange certain confidential information on customary terms. Such confidentiality agreement did not include a standstill provision. In September of 2020, Crestwood sent Party A a non-binding proposal and engaged in limited diligence. After several weeks of evaluation and discussions between both parties, Party A contacted Mr. Moore and informed him that they had elected to terminate discussions regarding the potential transaction after having reviewed the transaction with its board of directors and determining the transaction was not aligned with its overall strategic objectives. Additionally, in June of 2021, Messrs. Phillips and Halpin held a meeting with the management team of the general partner of Party B, a large, publicly-traded gathering and processing partnership, to discuss the merits of a potential business combination. Both parties agreed to evaluate the potential transaction further based on publicly available information and both Crestwood and the general partner of Party B continued discussions for several months. No formal indications of interests or non-binding proposals were provided by either Crestwood or Party B, and ultimately, the general partner of Party B informed Mr. Halpin that Party B did not have interest in pursuing a transaction with Crestwood at that time.

Over the course of 2022 at Crestwood’s regularly scheduled meetings with its board of directors, Crestwood management provided updates on its outlook for the industry and financial markets and continued to progress its views on the rationale for consolidation as a potential path to enhance unitholder value. As a part of those discussions, Mr. Phillips discussed the completion of its multi-year strategic repositioning of Crestwood to enhance scale and concentration in its core operating areas in the Williston, Delaware, and Powder River basins as well as focusing its supply and logistics group predominantly on the transportation, storage and marketing of natural gas liquids for select demand markets in Crestwood’s regional service areas. Mr. Halpin highlighted the risks and opportunities embedded in its concentrated gathering and processing portfolio and discussed the business merits of expanding its service offerings further down the midstream value chain to gain more connectivity to ultimate demand markets. Additionally, Mr. Halpin also provided detailed reviews of the debt and equity capital markets, including periodic updates regarding Crestwood’s cost of capital and increasing interest rates as well as the continuing limitations for companies like Crestwood to access the public equity markets in any scale. Additionally, Crestwood management and the board of directors from time to time discussed the private equity markets and other alternative sources of structured equity capital citing some of the limiting factors and strategic considerations to seeking those forms of capital for growth opportunities. As a result of limited access to cost effective capital, Crestwood management and its board of directors discussed the challenges of pursuing additional growth opportunities and alternative potential paths to long-term value creation including potential business combination transactions. On multiple occasions, including during its regularly scheduled meetings in August and November of 2022, Mr. Moore reviewed with the board of directors a list of potential candidates for consolidation that would be expected to immediately enhance the value of Crestwood’s assets through integration to the downstream markets, reduce risk to a heavily-weighted gathering and processing portfolio and still preserve substantial upside potential for Crestwood’s unitholders.

On December 19, 2022, Mr. Phillips met with a representative of Intrepid Partners, LLC (“Intrepid”) to discuss the current outlook for the industry, along with an update on Crestwood’s business outlook and current strategic priorities. As a part of that meeting, Mr. Phillips and Intrepid discussed industry consolidation at length and Mr. Phillips updated Intrepid about recent discussions with Crestwood’s board of directors. Mr. Phillips discussed Crestwood’s potential interest in participation in industry consolidation as a path to enhance value for Crestwood’s unitholders and mitigate some of the longer-term challenges and risks that are inherent for a predominantly gathering and processing focused midstream company with smaller scale and market capitalization. Intrepid and Mr. Phillips discussed potential acquirers of Crestwood that management had discussed with its board of directors in its regularly scheduled August and November 2022 board meetings. Intrepid offered its perspective on the merits and considerations related to each candidate, along with the potential interest level and actionability, in pursuing a business combination with Crestwood. At the conclusion of the meeting, Mr. Phillips informed Intrepid that Crestwood management and its board of directors had elected not to conduct a broad marketing process, as they felt that confidentiality would be difficult to maintain and that a process could become highly disruptive to Crestwood’s personnel, business operations, customers, and unitholders. However, Mr. Phillips informed Intrepid that if industry consolidation was a topic of conversation as Intrepid made its ordinary course visits to current and prospective midstream clients to keep Crestwood apprised of such conversations as the Crestwood board of directors regularly reviews and assesses Crestwood’s strategic opportunities and would be open to consolidation opportunities Intrepid may first learn of.

In February 2023, the Crestwood board of directors approved Crestwood’s five-year financial plan. Such plan formed the basis for the assumptions underlying the financial forecast that would become Case One as described in “Unaudited Prospective Financial Information Regarding Crestwood.”

Between March and May 2023, Intrepid had ordinary course meetings and dialogue with Party A and three other midstream companies. During these meetings, among other topics, Intrepid highlighted Crestwood as a potential acquisition target to determine interest in a potential transaction. The feedback during those conversations was, among other things, that a business combination with Crestwood at this time was unlikely due to several reasons including: potential regulatory concerns as part of a combination, limited business overlap with Crestwood in its largest operating basins, potential Crestwood unitholder tax leakage due to a potential acquirer’s

C-Corp structure, and competing strategic priorities. Neither Party A nor any other midstream company contacted by Intrepid provided any formal indications of interest or non-binding proposals to Crestwood.

On April 13, 2023, Intrepid met with Energy Transfer as part of its ordinary course meetings and dialogue and, among other topics, highlighted Crestwood as a potential acquisition target to determine Energy Transfer’s interest in a potential transaction. Following the meeting, Energy Transfer expressed to Intrepid some interest and indicated it would further evaluate internally whether there was sufficient appeal to pursue a potential transaction. Following the meeting, Energy Transfer analyzed Crestwood’s publicly-available documents and evaluated the merits of a strategic combination to gain a better, and more up to date, understanding of Crestwood’s operations and financial position.

On May 15, 2023, Energy Transfer expressed to Intrepid its interest to engage in further dialogue with Crestwood and deepen its evaluation of a combination by signing a confidentiality agreement in order to review non-public or otherwise confidential information of Crestwood. Energy Transfer conveyed to Intrepid that any transaction would have to be accretive to Energy Transfer and with no premium to Crestwood’s trading price. Intrepid conveyed the feedback from Energy Transfer to Messrs. Phillips, Halpin and Moore and Mr. John Black, Executive Vice President and Chief Financial Officer of Crestwood. In that discussion, Intrepid asked if Crestwood could provide an initial draft of a confidentiality agreement to Intrepid to share with Energy Transfer to advance each parties evaluation of the potential transaction. On May 22, 2023, Mr. Moore provided an initial draft of the confidentiality agreement to Intrepid.

On May 25, 2023, Crestwood entered into a mutual confidentiality agreement with Energy Transfer and began to share certain confidential commercial and legal information. The confidentiality agreement included customary non-disclosure and nonuse provisions and a standstill provision that prohibited each party, for the duration of the standstill period, from offering to acquire or acquiring the other party, in each case, without the prior consent of the other party, and included a customary “fall-away” provision that renders the standstill inapplicable following such party’s entry into a definitive agreement relating to an acquisition of a majority of such party’s voting securities or assets.

On May 30, 2023, Crestwood began to populate a virtual data room (“VDR”) for due diligence purposes. Shortly thereafter, Crestwood opened access to its VDR to Energy Transfer.

On June 2, 2023, members of Crestwood management, including Messrs. Phillips, Halpin, Moore and Black met with senior members of Energy Transfer’s management team including Messrs. Kelcy L. Warren, Thomas E. Long, Marshall S. McCrea, Dylan A. Bramhall and Christopher M. Hefty, for a Crestwood management presentation. In the meeting, Mr. Phillips provided an overview of Crestwood including the history of the company, current strategic positions and the rationale from Crestwood’s perspective of pursuing a business combination transaction. Mr. Halpin provided a summary of Crestwood’s key assets, a review of its current financial outlook, and the rationale for both Energy Transfer and Crestwood in pursuing the proposed transaction, including the opportunity for accelerated growth of Crestwood’s assets through integration into a larger, better capitalized, investment grade company with assets spanning all commodities across the full midstream value chain. During the presentation, Energy Transfer’s management team demonstrated interest furthering its evaluation of the proposed transaction, including the contract exposure and downstream connectivity opportunities.

On June 15, 2023, Energy Transfer informed Intrepid of its hiring of BofA Securities, Inc. (“BofA”) as their financial advisor for the proposed transaction.

On June 23, 2023, Crestwood management and the Crestwood board of directors held a special meeting to provide an update on Crestwood’s business and estimated second quarter results, discuss the current market environment and recent developments around industry consolidation and introduce a potential transaction with Energy Transfer. Mr. Phillips provided background information on Energy Transfer and summarized the discussions with Energy Transfer to date. Mr. Phillips noted that management had been working with Intrepid but had not yet engaged Intrepid to act as financial advisor. Mr. Halpin provided an overview of the potential structure and financial considerations of a transaction with Energy Transfer including that following initial discussions with Intrepid, Mr. Halpin’s understanding was that Energy Transfer was only interested in an at-the-market transaction. Lastly, Mr. Halpin provided a brief summary of the feedback received from Intrepid following its conversations with Party A and several other midstream companies regarding a potential business combination with Crestwood. At such meeting, the Crestwood board of directors approved the engagement of Intrepid as financial advisor to Crestwood in connection with a potential transaction with Energy Transfer.

On June 28, 2023, Crestwood entered into an engagement letter with Intrepid, which contained the terms of Intrepid’s engagement as financial advisor to Crestwood in connection with a potential transaction with Energy Transfer.

On July 11, 2023, the Crestwood board of directors held a special meeting to receive an update on the potential transaction with Energy Transfer. Mr. Halpin provided an update on the due diligence efforts and the valuation discussions that had taken place between representatives of Crestwood and Energy Transfer. Mr. Halpin also summarized the key valuation considerations that had been discussed with Energy Transfer but noted that no formal indication of value had been provided at that time. Advisors from Intrepid were also present at this meeting and participated in the discussion regarding key valuation considerations and financial metrics. The board was also provided with materials from Vinson & Elkins L.L.P. (“Vinson & Elkins”), Crestwood’s legal counsel, regarding best practices, board duties and relevant provisions of Crestwood’s limited partnership agreement, and other considerations in evaluating a strategic transaction. The board asked questions of management about the assumptions underlying Crestwood’s standalone forecast and management answered such questions to the satisfaction of the board. The board also asked questions of management and Intrepid regarding the likelihood for any other potential acquirers to also have interest in a transaction with Crestwood. In response, Crestwood management and Intrepid provided a summary of potential counterparties for a potential business combination transaction along with a summary of strategic, commercial and financial merits and considerations to pursuing a transaction with each of those counterparties. Based on that review, management and the board concluded that continuing the pursuit of a transaction with Energy Transfer represented the best path forward for Crestwood’s unitholders subject to satisfactory agreement on relative value and key terms and conditions of the ultimate merger agreement.

On July 18, 2023, Crestwood received a non-binding proposal from Energy Transfer, offering to acquire all outstanding units of Crestwood through a unit-for-unit exchange. The letter outlined Energy Transfer’s interest in pursuing a transaction with Crestwood and the anticipated benefits it believed the transaction would provide for Crestwood’s unitholders, as holders of ET units following the proposed transaction, including: (i) access to a premier, diversified asset base and balanced commodity portfolio, (ii) strong pro forma balance sheet, (iii) healthy and growing distributions to Crestwood’s unitholders with a targeted growth rate of 3% to 5% per year, (iv) a tax-efficient transaction structure, and (v) access to Energy Transfer’s substantially higher trading liquidity relative to Crestwood. No exchange ratio or implied value was proposed, other than to state that the transaction would be structured as a no premium, unit-for-unit exchange and that legacy Crestwood unitholders would be expected to own approximately 7% of Energy Transfer.

On July 19, 2023, Crestwood contacted Evercore to discuss the engagement of Evercore to serve as a financial advisor to Crestwood in connection with evaluating a potential strategic transaction with Energy Transfer.

On July 19, 2023, Energy Transfer and Intrepid discussed the timing of second quarter earnings releases and potential timing for the proposed transaction. At that time, Intrepid notified Energy Transfer that Crestwood’s quarterly earning results were expected to be below Wall Street expectations, suggesting possible trading price volatility after the earnings announcement. Energy Transfer was unwilling to announce the proposed transaction concurrently with the earnings release and suggested a potential transaction timeline whereby negotiation of the exchange ratio would occur after the market settled from the earnings announcement. Intrepid conveyed this message to Crestwood management later that day.

On July 20, 2023, the Crestwood board of directors held a special meeting to discuss the proposal received from Energy Transfer on July 18, 2023. Representatives of Intrepid and Vinson & Elkins were also present at the meeting. At the meeting, certain members of Crestwood management and Intrepid discussed the strategic merits of the transaction. Members of Crestwood management and Intrepid explained that Energy Transfer was focused on a transaction that provided accretion to Energy Transfer on a distributable cash flow per unit basis. Crestwood management and the Crestwood board of directors discussed the importance of distribution neutrality for Crestwood unitholders who would also participate in the expected annual distribution growth at Energy Transfer compared to the flat distribution profile in Crestwood’s standalone forecast. Crestwood management, the Crestwood board of directors and Intrepid further discussed the illustrative pro forma financial impact and potential value uplift of the proposed transaction with Energy Transfer. Representatives of Intrepid also discussed with the Crestwood board of directors (i) its current perspectives on the midstream market and (ii) an overview of discussions with other midstream operators regarding the strategic landscape in midstream M&A and their potential interest in a strategic transaction with Crestwood.

On July 21, 2023, Mr. Black had a meeting with a member of the management team of Party C, a large North American publicly-traded oil and gas infrastructure company. In that meeting, Crestwood and Party C discussed a recent transaction announced in the midstream sector and the rationale for broader industry consolidation. Party C agreed that more consolidation in the midstream sector was likely. Crestwood indicated that the Crestwood board of directors were supportive of pursuing opportunities to further integrate Crestwood’s assets further across the value chain including through a potential business combination transaction with a larger and more diversified company. Party C indicated that Crestwood fit the right size and scope but given lack of operational overlap, particularly in the Williston Basin, would not be a logical candidate for Party C to pursue. Party C did not provide any formal indication of interest or any non-binding proposal to Crestwood and no further discussions took place with Party C.

Also on July 21, 2023, Crestwood provided Energy Transfer with an initial due diligence request list. Key diligence items requested included a financial forecast summary, a detailed review of the business segments, overview of growth projects, leverage calculations for each of the rating agencies, intended distribution policy and updates on ongoing litigation and any other material matters.

During the week of July 24, 2023, several due diligence meetings took place involving Crestwood, Energy Transfer and their respective financial and legal advisors. Energy Transfer also provided a financial forecast summary and select balance sheet data to Crestwood.

On July 25, 2023, Crestwood provided Evercore with information relating to the potential transaction with Energy Transfer for Evercore’s review.

On July 26, 2023, Crestwood management, together with advisors from Intrepid and Vinson & Elkins, and Energy Transfer management, together with representatives of its legal counsel, Kirkland & Ellis LLP (“Kirkland & Ellis”), held a call to discuss diligence matters relating to Energy Transfer.

On July 27, 2023, Energy Transfer’s legal counsel, Kirkland & Ellis, sent a draft of the merger agreement to Vinson & Elkins. The draft contemplated, among other things: (i) a “force the vote” provision, which would allow the Crestwood board of directors to change its recommendation in the event of, but not terminate the merger agreement to accept, a superior offer; (ii) (a) an antitrust covenant that expressly disclaimed any obligation for Energy Transfer to (1) divest assets, (2) create, terminate, modify or amend any agreements or (3) accept any restrictions on its freedom of action after the closing of the merger and (b) no restriction on Energy Transfer from taking actions that could delay or impede the ability to consummate the merger; (iii) a termination fee payable by Crestwood in certain circumstances to be equal to 5% of Crestwood’s equity value;

(iv) an obligation to reimburse Energy Transfer for its transaction expenses up to 2% of Crestwood’s equity value if the Crestwood unitholders do not approve the transaction at the unitholder meeting, (v) an outside date of twelve months from the date of the merger agreement without any extensions and (vi) interim operating covenants restricting Crestwood’s ability to conduct its business outside of the ordinary course prior to Closing. Members of Crestwood management and representatives of Vinson & Elkins discussed and evaluated the terms of the draft merger agreement over the following days.

On July 28, 2023, Energy Transfer provided an updated financial forecast. Key changes were related to interest expense and cash flows associated with joint ventures, investments, and other reconciling items to distributable cash flow.

Between July 29, 2023 and August 1, 2023, Crestwood and its advisors discussed with Energy Transfer the preparation of a new financial forecast that incorporated Energy Transfer’s view on future commodity prices. On August 1, 2023, Crestwood provided this new forecast to Energy Transfer, which is Case Two as described in the “Crestwood and Energy Transfer Unaudited Prospective Financial Information.”

On August 1, 2023, Crestwood issued a press release reporting its financial results for the three months ended June 30, 2023. That same day, Vinson & Elkins sent a revised draft of the merger agreement to Kirkland & Ellis. The draft contemplated, among other things: (i) removal of the “force the vote” provision such that Crestwood could terminate the merger agreement to accept a superior proposal; (ii) a covenant requiring Energy Transfer to defend the transaction through litigation and make divestitures up to an agreed-upon materiality threshold and refrain from taking any actions which could delay or impede the ability to consummate the merger; (iii) a termination fee payable by Crestwood in certain circumstances to be equal to 2.75% of Crestwood’s equity value and no obligation to reimburse Energy Transfer for its transaction expenses; (iv) revisions to the negative interim operating covenants to (a) allow additional flexibility for Crestwood to operate its business in the interim period and (b) include additional restrictions on actions by Energy Transfer that could affect unitholder value and (v) an outside date of twelve months from the date of the merger agreement, with a mutual right to extend for up to three months.

On August 2, 2023, the Crestwood board of directors held a special meeting to discuss the offer received from Energy Transfer on July 18, 2023 and the draft merger agreement. Certain members of Crestwood management and representatives of Vinson & Elkins, Intrepid and Evercore were also present at the meeting. Representatives of Vinson & Elkins presented on the considerations the Crestwood board of directors should be mindful of in evaluating an acquisition transaction, including best practices, board duties and relevant provisions of Crestwood’s limited partnership agreement. Mr. Halpin and representatives of Intrepid summarized Crestwood’s due diligence review of Energy Transfer, including the July 26, 2023 due diligence call and a summary of the financial forecast provided by Energy Transfer management on July 28, 2023. Mr. Halpin and representatives of Intrepid and Evercore discussed financial considerations, including historical exchange ratios, accretion/dilution relative to distributable cash flow per unit and distributions per unit, the range of exchange ratios necessary to accomplish each party’s objectives and various other financial analyses. Thereafter, the Crestwood board of directors requested Crestwood management and Intrepid to provide additional information regarding Energy Transfer’s securities and other information necessary for the Crestwood board of directors to evaluate the proposed acquisition transaction. Certain members of Crestwood management and Vinson & Elkins discussed key issues in the draft merger agreement.

On August 3, 2023, Intrepid provided materials to the Crestwood board of directors, which detailed additional information regarding Energy Transfer and its securities. The presentation materials were made available in response to the Crestwood board of directors’ request during the board meeting held on August 2, 2023.

On August 4, 2023, Crestwood entered into an engagement letter with Evercore, which contained the terms of Evercore’s engagement as financial advisor to Crestwood in connection with the potential transaction with Energy Transfer.

On August 7, 2023, Crestwood received a revised non-binding proposal from Energy Transfer. In this letter, Energy Transfer communicated a proposed exchange ratio of 2.05x and a seven-day execution timeline. That same day, Kirkland & Ellis sent a revised draft of the merger agreement to Vinson & Elkins. This draft reflected, among other things: (i) reinsertion of the “force the vote” provision; (ii) reinsertion of an antitrust covenant that expressly disclaimed any obligation for Energy Transfer to (1) divest assets, (2) create, terminate, modify or amend any agreements or (3) accept any restrictions on its freedom of action after the closing of the merger; (iii) elimination of any restriction on Energy Transfer from taking actions that could delay or impede the ability to consummate the merger; (iv) reinsertion of the obligation to reimburse Energy Transfer for its transaction expenses if the Crestwood unitholders do not approve the transaction at the unitholder meeting (but reduced the cap on expenses to up to 1% of Crestwood’s equity value); (v) a rejection of a number of the proposed changes to the interim operating covenants; and (vi) an increased termination fee payable by Crestwood in certain circumstances of 4.25% of Crestwood’s equity value.

On August 8, 2023, at a special meeting, the Crestwood board of directors, together with representatives from Crestwood’s executive management team, Vinson & Elkins, Intrepid and Evercore, evaluated Energy Transfer’s revised offer letter and discussed the revised draft merger agreement received on August 7, 2023, including the range of exchange ratios that would provide for an accretive transaction for Energy Transfer while being at least neutral to the distribution payable to Crestwood unitholders at closing and thereafter participate in the expected annual distribution growth at Energy Transfer. Thereafter, the Crestwood board of directors determined that Crestwood should propose an exchange ratio of 2.11x and instructed Crestwood management and Intrepid to convey such proposal to Energy Transfer, which occurred later that day in a call from Intrepid to Energy Transfer.

On August 9, 2023, Messrs. Halpin, Moore and Black held a meeting with Mr. Hefty of Energy Transfer along with other representatives of Energy Transfer. Representatives from both Vinson & Elkins and Kirkland & Ellis also joined the meeting and Mr. Halpin and Mr. Hefty discussed key issues in the draft merger agreement, including deal protections, interim operating covenants, obligations with respect to antitrust and other regulatory approvals and termination rights. On that same day, Mr. Hefty called Intrepid to communicate a revised offer. In response to Crestwood’s counter, Energy Transfer proposed to increase the exchange ratio to 2.07x. Later that day, Intrepid delivered the new proposal to Mr. Halpin, who passed it along to other members of the Crestwood management team.

Later on August 9, 2023, Vinson & Elkins sent a revised draft of the merger agreement to Kirkland & Ellis, which reflected, among other things: (i) removal of the “force the vote” provision such that Crestwood could terminate the merger agreement to accept a superior proposal; (ii) addition of a termination right for Crestwood in the event that Energy Transfer, among other things, enters into an agreement that is reasonably expected to adversely affect the closing of the merger and a corresponding reverse termination fee; (iii) reinsertion of a covenant requiring Energy Transfer to defend through litigation on the merits any claim asserted that would prevent the closing of the merger from occurring no later than the End Date; (iv) removal of the obligation to reimburse Energy Transfer for its transaction expenses; (v) revisions to the negative interim operating covenants of each party; and (vi) a termination fee to be equal to 3.00% of Crestwood’s equity value payable by Crestwood in certain circumstances.

On August 10, 2023, the Crestwood board of directors held a special session at its regularly scheduled board meeting to discuss the revised draft merger agreement and the status of the proposed acquisition transaction with Energy Transfer. Certain members of Crestwood management and advisors from Intrepid, Evercore and Vinson & Elkins were also in attendance at the meeting. The Crestwood board received various presentations from representatives of Crestwood management, Intrepid, Evercore and Vinson & Elkins. Mr. Halpin provided updates to the proposed terms of the proposed acquisition transaction with Energy Transfer, the benefits of, and rationale for, the proposed acquisition transaction with Energy Transfer, management’s diligence that had been completed with respect to Energy Transfer, management’s views of potential alternative transactions and the limited actionability and considerations for such transactions with other counterparties including Party A, Party C and other large midstream companies, and the outlook for Crestwood if it determined to pursue its standalone plan as well as perspectives on the relative valuations of Crestwood and Energy Transfer, which was also supplemented by financial analyses provided by Intrepid and Evercore’s preliminary financial analysis of the proposed transaction. Evercore’s preliminary financial analysis included, among other things, (i) a situation analysis of Crestwood and Energy Transfer, (ii) an overview of the Crestwood unaudited prospective financial information and the Energy Transfer unaudited prospective financial information, (iii) a preliminary valuation analysis of the Crestwood common units and the Energy Transfer common units, (iv) a preliminary analysis of the proposed exchange ratio and (v) a pro forma analysis of the financial impact to Energy Transfer of an acquisition of Crestwood. Mr. Moore and representatives of Vinson & Elkins provided an update on remaining open issues in the merger negotiations and related items. Following discussion, the Crestwood board of directors determined that Crestwood should propose an exchange ratio of 2.08x and instructed Crestwood management and Intrepid to convey such proposal to Energy Transfer.

On August 11, 2023, Intrepid discussed with Energy Transfer the proposed exchange ratio of 2.08x and conveyed the importance of distribution neutrality to the Crestwood board of directors. Energy Transfer declined to increase the exchange ratio consideration from 2.07x but suggested a special one-time distribution to achieve distribution neutrality of $0.003/unit in the event the proposed transaction closed prior to the ex-dividend date for Energy Transfer’s fourth quarter 2023 distribution. The $0.003/unit special one-time distribution was derived from the difference for Crestwood’s projected fourth quarter 2023 distribution of $0.655/unit and the implied Crestwood distribution from a 2.07x exchange ratio and Energy Transfer’s projected fourth quarter 2023 distribution of $0.315/unit.

On August 11, 2023, Kirkland & Ellis hosted a management due diligence call with members of Crestwood and Energy Transfer management. Representatives of Vinson & Elkins were also present on the call. The parties discussed, among other things, due diligence matters related to human resources and personnel, environmental, health and safety, energy regulatory, general corporate and litigation.

Later on August 11, 2023, Kirkland & Ellis sent a revised draft of the merger agreement to Vinson & Elkins. This draft reflected, among other things: (i) acceptance of the ability of Crestwood to terminate the merger agreement to accept a superior proposal; (ii) removal of the right for Crestwood to terminate in the event that Energy Transfer enters into an agreement that is reasonably expected to adversely affect the closing of the merger and the related reverse termination fee; (iii) acceptance of a covenant restricting Energy Transfer’s ability to make any acquisitions that would prevent or materially impede the closing of the merger, but only through December 31, 2023; (iv) reinsertion of the obligation to reimburse Energy Transfer for its transaction expenses up to 1% of Crestwood’s equity value if the Crestwood unitholders do not approve the transaction at the special meeting and (v) a termination fee payable by Crestwood in certain circumstances to be equal to 3.5% of Crestwood’s equity value. The draft also permitted Crestwood to make a one-time special distribution of $0.003 per common unit in the event the transaction closed prior to the ex-dividend date for Energy Transfer’s fourth quarter 2023 distribution.

On August 12, 2023, Vinson & Elkins sent a revised draft of the merger agreement to Kirkland & Ellis. This draft reflected, among other things: (i) further revisions to the negative interim operating covenants of Crestwood and Energy Transfer (ii) acceptance of the proposed 3.5% termination fee, conditioned upon removal of the obligation to reimburse Energy Transfer for its transaction expenses if the Crestwood unitholders do not approve the transaction at the special meeting; (iii) a covenant restricting Energy Transfer’s ability to make any acquisitions that would prevent or materially impede the closing of the merger through six months from the date of signing; and (iv) shortening the end date to six months from the date of signing, coupled with the right of Crestwood to extend the end date upon written notice to Energy Transfer.

On August 14, 2023, Kirkland & Ellis sent a revised draft of the merger agreement to Vinson & Elkins. This draft reflected, among other things: (i) further revisions to the negative interim operating covenants of Crestwood and Energy Transfer (ii) shortening the applicability of the covenant restricting Energy Transfer’s ability to make any acquisitions that would prevent or materially impede the closing of the merger through

December 31, 2023 and (iii) provided for an initial end date of February 15, 2024 but permitting either party to extend the end date to November 15, 2024 upon written notice to the other party.

On August 15, 2023, Vinson & Elkins sent a revised draft of the merger agreement to Kirkland & Ellis. This draft reflected, among other things, (i) further revisions to the negative interim operating covenants of Crestwood and Energy Transfer and (ii) the addition of an initial end date of December 31, 2023 with a mutual right to extend the End Date up to August 15, 2024, provided that Energy Transfer may only exercise such right if it agrees to similarly extend the applicability of the covenant restricting its ability to make any acquisitions that would prevent or materially impede the closing of the merger (but no such extension by Crestwood will have any effect upon the duration of the covenant restricting Energy Transfer’s ability to make any acquisitions that would prevent or materially impede the closing of the merger).

On August 15, 2023, the Crestwood board of directors held a special meeting in the afternoon to discuss the proposed transaction with Energy Transfer, including the near-final terms of the merger agreement. Certain members of Crestwood management and advisors from Intrepid, Evercore and Vinson & Elkins were also in attendance at the meeting. At this meeting, Messrs. Halpin and Moore and representatives of Vinson & Elkins made a presentation to the Crestwood board of directors with respect to various matters, including, without limitation, an overview of the key terms of the merger agreement and the few remaining open items in the merger agreement. Evercore then presented to the Crestwood board of directors regarding, among other things, an update of its preliminary financial analysis of the proposed transaction based on the current deal terms and responded to questions from the Crestwood board of directors. Messrs. Phillips and Halpin then noted to the board that it would reconvene the board to consider whether to approve the transaction once final merger agreement terms had been confirmed with Energy Transfer.

Also on August 15, 2023, the ET board of directors held a special meeting to approve the merger agreement and the transactions contemplated thereby, including the merger. After discussion, the merger, the ET board of directors unanimously approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the issuance of ET units.

After receiving the draft and determining that all material merger agreement terms were agreed, the Crestwood board of directors reconvened to hold a special meeting in the evening to consider whether to approve the proposed transaction with Energy Transfer. At this meeting, Evercore presented its final financial analysis of the proposed transaction and, at the request of the Crestwood board of directors, rendered its oral opinion to the Crestwood board of directors that, as of August 15, 2023, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the exchange ratio is fair, from a financial point of view, to the holders of Crestwood common units. Evercore subsequently confirmed its oral opinion in writing. After discussion, and taking into full consideration the current alternative strategic paths forward for Crestwood, the Crestwood board of directors unanimously (i) determined that the merger agreement and transactions contemplated thereby, including the merger, were in the best interests of Crestwood and its unitholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, (iii) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger, (iv) resolved to recommend adoption of the merger agreement by the Crestwood unitholders and (v) directed that the merger agreement be submitted to the Crestwood unitholders for adoption.

Throughout the day on August 15, 2023 and the morning of August 16, 2023, representatives of each of Kirkland & Ellis and Vinson & Elkins finalized the merger agreement and disclosure schedules, following which Crestwood and Energy Transfer executed and delivered the merger agreement.

Prior to the opening of U.S. stock markets on August 16, 2023, Crestwood and Energy Transfer issued a joint press release announcing the merger agreement.

Recommendation of the Crestwood Board of Directors and Reasons for the Merger

On August 15, 2023, the Crestwood board of directors unanimously (i) determined that the merger agreement and the transactions contemplated thereby, including the merger, are in the best interests of Crestwood and its unitholders, (ii) approved and declared advisable the merger agreement and the transactions contemplated thereby, including the merger, (iii) approved the execution, delivery and performance of the merger agreement and the consummation of the transactions contemplated thereby, including the merger, (iv) resolved to recommend adoption of the merger agreement by the Crestwood unitholders and (v) directed that the merger agreement be submitted to the Crestwood unitholders for adoption. The Crestwood board of directors unanimously recommends that Crestwood unitholders vote “FOR” the merger proposal and “FOR” the advisory compensation proposal and “FOR” the adjournment proposal.

In the course of reaching its determinations and recommendations, the Crestwood board of directors consulted with Crestwood’s senior management and its outside legal and financial advisors and considered several potentially positive factors that weighed in favor of the merger, including the following (not necessarily presented in order of relative importance):

•	The Merger is Superior to Crestwood on a Standalone Basis.

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Asset Scale. While Crestwood owns high quality gathering and processing assets, a substantial portion of its revenue and earnings before interest, taxes, depreciation and amortization (“EBITDA”) is concentrated in the oil and gas producing region located in eastern Montana, western North Dakota, South Dakota, southern Saskatchewan and southwestern Manitoba (the “Williston Basin”). In contrast, Energy Transfer is one of the largest and most diversified midstream energy companies in North America, with approximately 125,000 miles of pipeline and associated energy infrastructure, with assets in every major U.S. supply basin linked to major demand markets in the United States, including export markets. Energy Transfer is a fully integrated franchise with gathering, processing, fractionation, transportation, storage, terminalling and export assets and transports approximately 25% of U.S. natural gas, more than 25% of U.S. NGLs and more than 35% of U.S. crude oil;

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Financial Scale. Energy Transfer has an annual adjusted EBITDA of approximately $13 billion, has a highly diversified business model comprised of five core segments, of which no one segment contributes more than 30% to adjusted EBITDA, has a market capitalization of approximately $42 billion and an enterprise value of approximately $101 billion;

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Distribution Yield and Growth. The Crestwood board of directors believes the merger will be distribution neutral to Crestwood unitholders immediately upon closing. The Crestwood board of directors further determined that Crestwood’s distributions are likely to remain flat in the near-to-medium term on a stand-alone basis while Crestwood focuses on further deleveraging, while Energy Transfer has publicly announced it is targeting annual distribution growth of 3-5%, which Crestwood unitholders would participate in. The Crestwood board of directors further determined that Energy Transfer offers an attractive yield entry point at approximately 9.3%;

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Potential Value Uplift. The Crestwood board of directors observed that Energy Transfer’s enterprise value to EBITDA trading multiple is meaningfully lower than both Crestwood’s and its peers’ trading multiples and believed that any re-rating of Energy Transfer’s valuation to a multiple more in-line with the peer average, would result in meaningful upside for Crestwood unitholders;

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Cash Flow Stability. Crestwood’s operations are subject to commodity risk, volumetric risk and concentration of customer risk. In contrast, Energy Transfer has a diversified portfolio of midstream assets with diversification by product, service and customers and is party to significant take-or-pay contracts and less overall relative exposure to those risks;

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Balance Sheet Strength. Energy Transfer has an investment grade balance sheet and there is significant value expected to accrue from this in connection with the refinancing of Crestwood’s debt and preferred equity securities over the next ten years;

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Free Cash Flow. Crestwood’s future free cash flow is expected to be allocated to debt paydown until its long-term leverage targets are met, making it difficult for Crestwood to grow its distributions to Crestwood common unitholders. In contrast, Energy Transfer has stated its intention to allocate free cash flow to distribution growth and growth capital investment;

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Growth Visibility. The Crestwood board of directors observed that Crestwood’s growth was highly correlated to a concentrated set of producers and their development plans, while Energy Transfer is levered to strong fundamentals for export growth and upstream development; and

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Meaningful Uplift in Trading Liquidity. Energy Transfer’s average daily trading volume of approximately 10,500,000 ET common units is significantly higher than Crestwood’s average daily trading volume of less than 500,000 Crestwood common units.

•	Value and Composition of the Consideration.

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The fact that the common unit merger consideration has an implied value per Crestwood common unit of $26.00, based on the closing price of ET common units as of August 15, 2023 (the last trading day prior to the approval of the merger agreement), which the Crestwood board of directors regarded as an attractive valuation relative to the long-term value of Crestwood as a standalone publicly traded partnership and peer comparisons;

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The fact that the benefits that Crestwood was able to obtain, as a result of negotiations, including an increase in the exchange ratio from the time of initial discussions to the final implied exchange ratio of 2.07 ET common units per Crestwood common unit, and Crestwood’s board of directors’ belief that this was the highest exchange ratio that Energy Transfer would be willing to offer;

•	The fact that the Crestwood preferred unitholders would be entitled to select their desired form of consideration, in accordance with the terms of the Crestwood partnership agreement;

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The fact that the unit-for-unit merger allows Crestwood unitholders to participate in the value and opportunities of Energy Transfer after the merger, including distributions and expected future growth;

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The fact that the exchange ratio provides for a fixed number of ET common units and therefore the implied value of the consideration payable to Crestwood common unitholders will increase in the event that the market price of ET common units increases prior to the closing of the merger;

•	The fact that Energy Transfer has demonstrated durable, long-term access to the capital markets to fund its operations;

•	The belief of the Crestwood board of directors that it is unlikely that any other party or parties would be prepared to pay a higher price to acquire Crestwood at this time; and

•	The expectation that Crestwood unitholders generally should not recognize any gain or loss for U.S. federal income tax purposes as a result of the merger.

•	Synergies and Strategic Considerations

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The belief that the combination of Energy Transfer’s significant infrastructure with Crestwood’s complementary assets will allow the combined company to pursue additional commercial opportunities and achieve cost savings while enhancing the combined company’s ability to serve customers;

•	The belief of the Crestwood board of directors that Energy Transfer’s strategy for integration of the Crestwood assets will maximize return on its asset base;

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The belief that the ET board of directors’ familiarity with and understanding of Crestwood’s business, results of operations, financial and market position, and its expectations concerning Crestwood’s future prospects will continue to drive value with respect to Crestwood’s assets;

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The belief that from a financial and operational perspective, the merger will improve the cost of capital and expand the scale, geographic diversity, asset diversity and commodity diversity of the combined company as compared to Crestwood as a standalone company;

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The fact that the transaction will position the combined company in all major U.S. basins, including the Permian Basin and Williston Basin, where both Energy Transfer and Crestwood have operations today;

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The current and prospective business climate in the industry in which Crestwood and Energy Transfer operate, including the position of current and likely competitors of Crestwood and Energy Transfer; and

•	The caliber of Energy Transfer’s executive management team and board of directors, which are expected to continue in their roles following the consummation of the transactions.

•	Opinion of Financial Advisor

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The financial analyses prepared by Evercore and discussed with the Crestwood board of directors and the oral opinion of Evercore rendered to the Crestwood board of directors on August 15, 2023, which was subsequently confirmed in writing, to the effect that, as of such date, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the exchange ratio is fair, from a financial point of view, to the Crestwood common unitholders.

•	Due Diligence

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The fact that the Crestwood board of directors considered the results of the due diligence reviews of Energy Transfer and its businesses conducted by Crestwood management and its financial advisors and outside legal counsel;

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The absence of other strategic alternatives available to Crestwood that would provide comparable or superior value and terms, based in part on the Crestwood board of directors’ recognition of the risks and uncertainties related to midstream corporate and asset transactions;

•	The historical and current market prices of Crestwood common units;

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The risks and uncertainties related to the ongoing disruption to oil demand, due to unpredictable geopolitical dynamics, including actions of foreign oil producers, and potential consumption of hydrocarbons trending lower long-term, which risks are relatively greater were Crestwood to continue to operate as a standalone company with relatively smaller market capitalization than the combined company;

•	The belief that investors tend to favor midstream investments exhibiting scale, asset footprint diversity and integration, which will be achieved through a combination with Energy Transfer; and

•	The fact that Energy Transfer’s size, scale and asset diversity will offer improved ability to withstand commodity supply and demand and price volatility.

•	Likelihood of Completion of the Transaction

•	The belief that the transaction will be consummated due to the limited number and customary nature of the closing conditions;

•	The belief that the parties’ businesses and assets are complementary, and therefore the belief that the likelihood of receiving clearance under the HSR Act and other regulatory reviews is high;

•	The fact that the merger and the issuance of ET common units in connection with the merger are not subject to a vote of Energy Transfer’s equity owners;

•	The lack of a financing condition to closing and the overall scope of the conditions to closing; and

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The circumstances under which the merger agreement can be terminated and the impact of such termination (see “The Merger Agreement—Termination of the Merger Agreement” beginning on page 112 of this proxy statement/prospectus).

•	Favorable Terms of the Merger Agreement

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The belief that, in coordination with Crestwood’s legal advisors, the terms of the merger agreement, taken as a whole, including the parties’ representations, warranties, covenants and conditions to closing, and the circumstances under which the merger agreement may be terminated, are reasonable;

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The fact that, in order to obtain any required regulatory approvals, subject to certain exceptions and limitations, Energy Transfer is required to litigate against any decree, order or judgment that would prevent the merger from occurring;

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The fact that Crestwood has the ability, under certain circumstances, to provide information to and to engage in discussions or negotiations with a third party that makes an unsolicited acquisition proposal;

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The fact that the Crestwood board of directors has the ability to terminate the merger agreement under certain circumstances, including to enter into an agreement providing for a superior proposal, subject to certain conditions (including payment of a reasonable and customary breakup fee to Energy Transfer and certain rights of Energy Transfer, giving it the opportunity to match such superior proposal); and

•	The fact that the Crestwood board of directors, after discussing the termination fees with its advisors, believed that such fees were consistent with market practice.

The Crestwood board of directors also considered and balanced against the potentially positive factors with a number of uncertainties, risks and other countervailing factors in its deliberations concerning the merger and the merger agreement, including the following (not necessarily presented in order of relative importance):

•	The fact that the Crestwood board of directors did not conduct a public auction process or other formal solicitation of interest from third parties for the acquisition of Crestwood common units;

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The fact that the exchange ratio provides for a fixed number of ET common units and, as such, Crestwood unitholders cannot be certain, at the time of the special meeting, of the market value of the common unit merger consideration and preferred consideration they will receive, and the possibility that Crestwood common unitholders could be adversely affected by a decrease in the market price of ET common units before the closing of the merger;

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The fact that the market price of Crestwood common units could be affected by many factors, including: (i) if the merger agreement is terminated, the reason or reasons for such termination and whether such termination resulted from factors adversely affecting Crestwood; (ii) the possibility that, as a result of the termination of the merger agreement, possible acquirers may consider Crestwood to be an unattractive acquisition candidate; and (iii) the possible sale of Crestwood common units by short-term investors following an announcement that the merger agreement was terminated;

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The risks and contingencies relating to the announcement and pendency of the merger, including the potential for diversion of management and employee attention and the potential effect of the merger on the businesses of both companies and the restrictions on the conduct of Crestwood’s business during the period between the execution of the merger agreement and the completion of the transactions contemplated thereby;

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The potential challenges and difficulties in integrating the operations of Crestwood into Energy Transfer and the risk that the anticipated cost savings and operational and other synergies between the two companies, or other anticipated benefits of the merger, might not be realized, may only be achieved over time or might take longer to realize than expected;

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The fact that Crestwood would be required to pay Energy Transfer a breakup fee of $96 million if, among other circumstances, the Crestwood board of directors were to terminate the merger agreement in order for Crestwood to enter into a superior proposal, should one be made. The Crestwood board of directors believed that the breakup fee amount is consistent with comparable transactions and would not be preclusive of other offers. In addition, if the merger agreement is terminated, Crestwood will generally be required to pay its own expenses associated with the transaction;

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The fact that the merger may not be completed in a timely manner, or at all, and a failure to complete the merger could result in significant costs and disruption to Crestwood’s normal business and negatively affect the trading price of Crestwood common units;

•	The possibility that litigation may be commenced in connection with the merger and such litigation may increase costs and result in a diversion of management focus;

•	The fact that Crestwood unitholders are not entitled to dissenters’ or appraisal rights under the merger agreement, Crestwood’s Limited Partnership Agreement or Delaware law;

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The fact that there are restrictions in the merger agreement on Crestwood’s ability to solicit competing bids to acquire it and to entertain other acquisition proposals unless certain conditions are satisfied;

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The fact that the restrictions on Crestwood’s conduct of business prior to completion of the transaction could delay or prevent Crestwood from undertaking business opportunities that may arise or taking other actions with respect to its operations during the pendency of the transaction;

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The fact that Crestwood common unitholders will own approximately 6.5% of the outstanding ET common units after the merger (which number would be 6.9% assuming all Crestwood preferred unitholders elect to convert their Crestwood preferred units into Crestwood common units); and

•

The Crestwood board of directors considered risks of the type and nature described under the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors” beginning on pages 38 and 28, respectively.

After taking into account the factors set forth above, as well as others, the Crestwood board of directors concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the transaction were outweighed by the potential benefits of the transaction to Crestwood unitholders.

The foregoing discussion of factors considered by Crestwood is not intended to be exhaustive but summarizes the material factors considered by the Crestwood board of directors. In light of the variety of factors considered in connection with their evaluation of the merger agreement and the merger, Crestwood did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors considered in reaching their determinations and recommendations. Moreover, each member of the Crestwood board of directors applied his or her own personal business judgment to the process and may have given different weight to different factors. The Crestwood board of directors based its recommendation on the totality of the information presented, including thorough discussions with, and questioning of, Crestwood’s senior management and the Crestwood board of directors’ outside legal and financial advisors.

In considering the recommendation of the Crestwood board of directors to approve the merger agreement, Crestwood unitholders should be aware that the executive officers and directors of Crestwood have certain interests in the transaction that may be different from, or in addition to, the interests of Crestwood unitholders generally. See the section entitled “—Interests of Crestwood’s Directors and Executive Officers in the Merger” beginning on page 78.

It should be noted that this explanation of the reasoning of the Crestwood board of directors and certain information presented in this section is forward-looking in nature and should be read in light of the factors set forth in “Cautionary Statement Regarding Forward-Looking Statements” beginning on page 38.

Opinion of Crestwood’s Financial Advisor

The Crestwood board of directors retained Evercore to act as financial advisor to the Crestwood board of directors in connection with evaluating whether the exchange ratio was fair, from a financial point of view, to the Crestwood common unitholders. The Crestwood board of directors selected Evercore—an internationally recognized investment banking firm that is regularly engaged in the valuation of businesses in connection with mergers and acquisitions, leveraged buyouts, competitive biddings, private placements and valuations for corporate and other purposes—to act as its financial advisor based on, among other things, its qualifications, experience and reputation, as well as familiarity with the business engaged in by Crestwood. On August 15, 2023, at a meeting of the Crestwood board of directors and at the request of the Crestwood board of directors, Evercore rendered its oral opinion to the Crestwood board of directors that, as of August 15, 2023, and based upon and subject to the factors, procedures, assumptions, qualifications and limitations set forth in its opinion, the exchange ratio is fair, from a financial point of view, to the Crestwood common unitholders. Evercore subsequently confirmed its oral opinion in a written opinion dated August 15, 2023.

The full text of the written opinion of Evercore, dated as of August 15, 2023, which sets forth, among other things, the procedures followed, assumptions made, matters considered and qualifications and limitations on the scope of review undertaken in rendering its opinion, is attached hereto as Annex B to this proxy statement/prospectus. You are urged to read Evercore’s opinion carefully and in its entirety. Evercore’s opinion was addressed to, and provided for the information and benefit of, the Crestwood board of directors in connection with its evaluation of the fairness of the exchange ratio, from a financial point of view, to the Crestwood common unitholders, and did not address any other aspects or implications of the merger. Evercore’s opinion should not be construed as creating any fiduciary duty on Evercore’s part to any party and such opinion was not intended to be, and does not constitute, a recommendation to the Crestwood board of directors or to any other persons in respect of the merger, including as to how Crestwood unitholders should act or vote in respect of the merger. The summary of the Evercore opinion set forth herein is qualified in its entirety by reference to the full text of the opinion included as Annex B.

In connection with rendering its opinion and performing its related financial analysis, Evercore, among other things:

•

reviewed certain publicly available business and financial information relating to Crestwood and Energy Transfer that Evercore deemed to be relevant, including the Annual Report on Form 10-K for the year ended December 31, 2022, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023 and certain Current Reports on Form 8-K, in each case as filed with or furnished to the SEC by Crestwood and Energy Transfer;

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reviewed certain non-public historical and projected financial and operating data and assumptions relating to Crestwood and Energy Transfer prepared and furnished to Evercore by management of Crestwood and Energy Transfer;

•	reviewed publicly available research analyst estimates for Crestwood’s and Energy Transfer’s future financial performance;

•	reviewed the reported prices and the historical trading activity of the Crestwood common units and ET common units;

•

discussed with management of Crestwood their assessment of the past and current operations of Crestwood, the current financial condition of Crestwood, the prospects of Crestwood and the historical and projected financial and operating data and assumptions relating to Crestwood (including management’s views of the risks and uncertainties of achieving such projections);

•	performed discounted cash flow analyses on Crestwood and Energy Transfer based on forecasts and other data provided by management of Crestwood and Energy Transfer;

•	performed discounted distributions analyses on Crestwood and Energy Transfer based on forecasts and other data provided by management of Crestwood and Energy Transfer;

•

compared the financial performance of Crestwood and Energy Transfer utilizing forecasts and other data provided by management of Crestwood and Energy Transfer with the trading performance (including equity market trading multiples) of other publicly traded partnerships and companies that we deemed relevant;

•	reviewed the draft merger agreement dated August 15, 2023 (the “draft merger agreement”); and

•	performed such other analyses and examinations, held such other discussions, reviewed such other information and considered such other factors and information that we deemed appropriate.

For purposes of its analysis and opinion, Evercore assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by Evercore, and Evercore assumed no liability therefor. With respect to the projected financial and operating data referred to above, Evercore assumed that such data had been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Crestwood and Energy Transfer as to the future financial performance of Crestwood and Energy Transfer under the assumptions reflected therein. Evercore did not express a view as to any projected financial or operating data or any judgments, estimates or assumptions on which they are based.

For purposes of its analysis and opinion, Evercore assumed, in all respects material to its analysis, that the final executed merger agreement would not differ from the draft merger agreement reviewed by Evercore, that the representations and warranties of each party contained in the merger agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the merger agreement and that all conditions to the consummation of the merger will be satisfied without material waiver or modification thereof. Evercore assumed the merger will be consummated as contemplated by the merger agreement. Evercore assumed that any modification to the structure of the merger will not vary in any respect material to its analysis. Evercore further assumed, in all respects material to its analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on Crestwood or Energy Transfer or the consummation of the merger or materially reduce the contemplated benefits of the merger to the holders of ET common units. Evercore assumed that the final versions of all documents reviewed by Evercore in draft form would conform in all material respects to the drafts reviewed by Evercore.

Evercore did not make nor assume any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off balance sheet assets and liabilities) of Crestwood or Energy Transfer, nor was Evercore furnished with any such valuations or appraisals, nor did Evercore evaluate the solvency or fair value of Crestwood or Energy Transfer under any state or federal laws relating to bankruptcy, insolvency or similar matters. Evercore’s opinion was necessarily based upon information made available to Evercore as of the date of its opinion and financial, economic, monetary, market, regulatory and other conditions and circumstances as they existed and as could be evaluated on the date of its opinion. It is understood that subsequent developments may affect Evercore’s opinion and that Evercore does not have any obligation to update, revise or reaffirm its opinion.

Evercore was not asked to pass upon, and did not express an opinion with respect to, any matter other than the fairness to the Crestwood common unitholders, from a financial point of view, of the exchange ratio. Evercore did not express any view on, and its opinion did not address, the fairness of the merger to, or any consideration received in connection therewith by, the holders of any other securities, creditors or other constituencies of Crestwood or any other party to the merger agreement or any affiliates thereof, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of Crestwood or any other party to the merger agreement or any affiliates thereof, or any class of such persons, whether relative to the exchange ratio or otherwise. Evercore was not asked to, nor did it express any view on, and its opinion did not address, any other term or aspect of the merger agreement or the merger, including, without limitation, the structure or form of the merger, or any term or aspect of any other agreement or instrument contemplated by the merger agreement or entered into or amended in connection with the merger agreement. Evercore’s opinion did not address the relative merits of the merger as compared to other business or financial strategies that might be available to Crestwood, nor did it address the underlying business decision of Crestwood to engage in the merger. Evercore’s opinion did not constitute a recommendation to the Crestwood board of directors or to any other persons in respect of the merger. Evercore expressed no opinion as to the price at which the Crestwood common units or ET common units will trade at any time. Evercore is not a legal, regulatory, accounting or tax expert and assumed the accuracy and completeness of assessments by Crestwood and its advisors with respect to legal, regulatory, accounting and tax matters.

Set forth below is a summary of the material financial analyses performed by Evercore and reviewed with the Crestwood board of directors on August 15, 2023 in connection with rendering Evercore’s opinion to the Crestwood board of directors. Each analysis was provided to the Crestwood board of directors. The following summary, however, does not purport to be a complete description of the analyses performed by Evercore. In connection with arriving at its opinion, Evercore considered all of its analyses as a whole, and the order of the analyses described and the results of these analyses do not represent any relative importance or particular weight given to these analyses by Evercore. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data that existed on August 14, 2023, and is not necessarily indicative of current market conditions.

Throughout the “Analysis of Crestwood” and the “Analysis of Energy Transfer” sections below, the term “EBITDA,” as used in connection with Evercore’s various financial analyses, means the relevant company’s estimated earnings before interest, taxes, depreciation and amortization, and refers to adjusted EBITDA, as used by Crestwood’s management and Energy Transfer’s management, as applicable, and described below under “—Crestwood and Energy Transfer Unaudited Prospective Financial Information.”

The following summary of financial analyses includes information presented in tabular format. These tables must be read together with the text of each summary in order to fully understand the financial analyses performed by Evercore. The tables alone do not constitute a complete description of the financial analyses performed by Evercore. Considering the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Evercore’s financial analyses.

Analysis of Crestwood

Assumptions with Respect to Crestwood

Evercore performed a series of financial analyses to derive indicative valuation ranges for the Crestwood common units. Financial data for Crestwood utilized in the financial analyses described below were based upon, among other things, the unaudited, non-public financial projections for Crestwood prepared and furnished by management of Crestwood (the “CEQP Financial Projections”) and the CEQP Financial Projections as adjusted by Crestwood’s management based on Energy Transfer management’s outlook for future commodity price levels as of July 25, 2023 (the “CEQP Financial Projections: Case Two”). A summary of the CEQP Financial Projections and CEQP Financial Projections: Case Two is available in “—Crestwood and Energy Transfer Unaudited Prospective Financial Information” below. The CEQP Financial Projections and CEQP Financial Projections: Case Two were not adjusted by Evercore.

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of Crestwood by valuing the cash flows to be received by Crestwood based on the CEQP Financial Projections during a four-year period and based on the CEQP Financial Projections: Case Two during a three-year period. Evercore calculated the per unit value range for the Crestwood common units by utilizing a range of discount rates based on Crestwood’s Weighted Average Cost of Capital (“WACC”), as estimated by Evercore based on a theoretical Capital Asset Pricing Model (“CAPM”) and terminal values based on a range of estimated EBITDA multiples and perpetuity growth rates.

For Crestwood’s discounted cash flow analysis, Evercore assumed a range of discount rates of 7.0% to 8.5% based on Crestwood’s WACC, a range of EBITDA multiples of 8.5x to 10.0x applied to Crestwood’s terminal period EBITDA and a range of perpetuity growth rates of -0.5% to 0.5% applied to Crestwood’s terminal period cash flows based on the CEQP Financial Projections and CEQP Financial Projections: Case Two, as applicable, to derive a range of enterprise values. Evercore adjusted such enterprise values for projected debt, preferred equity and cash as of December 31, 2023, and divided the resulting equity values by the projected number of fully-diluted Crestwood common units as of December 31, 2023. The discounted cash flow analysis utilizing the EBITDA multiple terminal value methodology resulted in an implied equity value per Crestwood common unit range of $39.62 to $53.68 based on the CEQP Financial Projections and $34.66 to $47.87 based on the CEQP Financial Projections: Case Two. The discounted cash flow analysis utilizing the perpetuity growth rate methodology to calculate terminal value resulted in an implied equity value per Crestwood common unit range of $30.31 to $52.30 based on the CEQP Financial Projections and $24.96 to $46.34 based on the CEQP Financial Projections: Case Two.

Discounted Distributions Analysis

Evercore performed a discounted distribution analysis by valuing the projected cash distributions on the Crestwood common units based on the CEQP Financial Projections during a four-year period and based on the CEQP Financial Projections: Case Two during a three-year period. Evercore discounted projected distributions using cost of equity discount rates of 10.0% to 11.0% based on CAPM as well as a terminal yield range of 8.5% to 11.5% based on Crestwood’s trailing 52-week yield range. The analyses of the projected cash distributions resulted in an implied per Crestwood common unit value range of $23.57 to $29.76 based on the CEQP Financial Projections and an implied per Crestwood common unit value range of $23.40 to $29.99 based on the CEQP Financial Projections: Case Two.

Peer Group Trading Analysis

Evercore performed a peer group trading analysis of the Crestwood common units by reviewing and comparing the market values and trading multiples of the following eight publicly traded corporations and partnerships that Evercore deemed to have certain characteristics that are similar to those of Crestwood:

•	Antero Midstream Corporation

•	EnLink Midstream, LLC

•	Equitrans Midstream Corporation

•	Hess Midstream LP

•	Kinetik Holdings Inc.

•	Summit Midstream Partners, LP

•	Targa Resources Corp.

•	Western Midstream Partners, LP

Although the peer group corporations and partnerships were compared to Crestwood for purposes of this analysis, no corporation or partnership used in the analysis is identical or directly comparable to Crestwood. In order to calculate peer group trading multiples, Evercore relied on publicly available filings with the SEC and equity research analyst estimates.

For the peer group corporations and partnerships, Evercore calculated trading multiples of Enterprise Value/Next Twelve Months (“NTM”) EBITDA, which is defined as market value of equity, plus preferred equity (as applicable), plus noncontrolling interest (as applicable), plus debt and less cash (“Enterprise Value”), divided by estimated EBITDA for the next twelve months.

The mean and median Enterprise Value to EBITDA trading multiples of the gathering and processing corporations and partnerships are set forth below.

Benchmark	Mean	Median
Enterprise Value/NTM EBITDA	9.2x	9.1x

The table below includes relevant multiple ranges selected by Evercore based on the resulting ranges of Enterprise Value to EBITDA multiples and certain other considerations related to the specific characteristics of Crestwood noted by Evercore.

Benchmark	Reference Range
Enterprise Value/2024E EBITDA	8.5x – 10.0x

After adjusting for projected preferred equity, debt and cash as of December 31, 2023, and dividing by the projected number of fully-diluted Crestwood common units as of December 31, 2023, Evercore determined an implied equity value per Crestwood common unit range of $29.09 to $41.43 based on 2024E EBITDA from the CEQP Financial Projections and $27.26 to $39.29 based on 2024E EBITDA from the CEQP Financial Projections: Case Two.

Analysis of Energy Transfer

Assumptions with Respect to Energy Transfer

Evercore performed a series of analyses to derive indicative valuation ranges for the ET common units. Evercore performed its analyses utilizing the unaudited, non-public financial projections for Energy Transfer prepared and furnished by management of Energy Transfer (the “ET Financial Projections”). A summary of the ET Financial Projections is available in “—Crestwood and Energy Transfer Unaudited Prospective Financial Information,” beginning on page 72. The ET Financial Projections were not adjusted by Evercore.

Discounted Cash Flow Analysis

Evercore performed a discounted cash flow analysis of Energy Transfer by valuing the cash flows to be received by Energy Transfer based on the ET Financial Projections during a three-year period. Evercore calculated the per unit value range for the ET common units by utilizing a range of discount rates based on Energy Transfer’s WACC, as estimated by Evercore based on CAPM and terminal values based on a range of estimated EBITDA multiples and perpetuity growth rates.

Evercore assumed a range of discount rates of 6.0% to 7.0% based on Energy Transfer’s WACC, a range of EBITDA multiples of 9.0x to 11.0x applied to Energy Transfer’s terminal period EBITDA and a range of perpetuity growth rates of -0.5% to 0.5% applied to Energy Transfer’s terminal period cash flows to derive a range of enterprise values. Evercore adjusted such enterprise values for projected debt, preferred equity, noncontrolling interest and cash as of December 31, 2023 and divided the resulting equity values by the number of projected ET common units outstanding as of December 31, 2023. The discounted cash flow analysis utilizing the EBITDA multiple terminal value methodology resulted in an implied equity value per ET common unit range of $24.24 to $33.20. The discounted cash flow analysis utilizing the perpetuity growth rate methodology to calculate terminal value resulted in an implied equity value per ET common unit range of $20.87 to $33.70.

Discounted Distributions Analysis

Evercore performed a discounted distribution analysis by valuing the projected cash distributions on the ET common units based on the ET Financial Projections. Evercore discounted projected distributions using cost of equity discount rates of 9.0% to 10.0% based on CAPM as well as a terminal yield range of 7.0% to 10.0% based on Energy Transfer’s trailing 52-week yield range. This analysis of the projected cash distributions resulted in an implied per ET common unit value range of $13.70 to $18.55 based on the ET Financial Projections.

Peer Group Trading Analysis

Evercore performed a peer group trading analysis of the ET common units by reviewing and comparing the market values and trading multiples of the following eight publicly traded corporations and partnerships that Evercore deemed to have certain characteristics that are similar to those of Energy Transfer:

•	Enbridge Inc.

•	Enterprise Products Partners L.P.

•	Kinder Morgan, Inc.

•	MPLX LP

•	ONEOK, Inc.

•	Targa Resources Corp.

•	TC Energy Corporation

•	The Williams Companies, Inc.

Although the peer group corporations and partnerships were compared to Energy Transfer for purposes of this analysis, no corporation or partnership used in this analysis is identical or directly comparable to Energy Transfer. In order to calculate peer group trading multiples, Evercore relied on publicly available filings with the SEC and equity research analyst estimates.

For the peer group corporations and partnerships, Evercore calculated trading multiples of Enterprise Value/NTM EBITDA, which is defined as Enterprise Value divided by estimated EBITDA for the next twelve months.

The mean and median Enterprise Value to EBITDA trading multiples of the peer group corporations and partnerships are set forth below.

Benchmark	Mean	Median
Enterprise Value/NTM EBITDA	9.8x	9.6x

The table below includes relevant multiple ranges selected by Evercore based on the resulting ranges of Enterprise Value to EBITDA multiples and certain other considerations related to the specific characteristics of Energy Transfer noted by Evercore.

Benchmark	Reference Range
Enterprise Value/2024E EBITDA	9.0x – 11.0x

After adjusting for projected preferred equity, noncontrolling interests, debt and cash as of December 31, 2023, and dividing by the number of projected ET common units outstanding as of December 31, 2023, Evercore determined an implied equity value per ET common unit range of $21.23 to $30.17 based on 2024E EBITDA from the ET Financial Projections.

Exchange Ratio Summary

Evercore analyzed the implied exchange ratios resulting from the various valuation methodologies utilized to value the Crestwood common units based on the CEQP Financial Projections and the ET common units based on the ET Financial Projections. These valuation methodologies included the Discounted Cash Flow Analyses, Discounted Distributions Analyses and Peer Group Trading Analyses. Evercore compared the low value per Crestwood common unit to the high value per ET common unit and the high value per Crestwood common unit to the low value per ET common unit for each respective analysis to derive ranges of implied exchange ratios. The resulting implied exchange ratio range using the Discounted Cash Flow Analyses (EBITDA exit) was 1.193x to 2.214x. The resulting implied exchange ratio range using the Discounted Cash Flow Analyses (perpetuity growth) was 0.899x to 2.506x. The resulting implied exchange ratio range using the Discounted Distributions Analyses was 1.271x to 2.172x. The resulting implied exchange ratio range using the Peer Group Trading Analyses was 0.964x to 1.951x.

Evercore also analyzed the implied exchange ratios resulting from the various valuation methodologies utilized to value the Crestwood common units based on the CEQP Financial Projections: Case Two and the ET common units based on the ET Financial Projections. These valuation methodologies included the Discounted Cash Flow Analyses, Discounted Distributions Analyses and Peer Group Trading Analyses. Evercore compared the low value per Crestwood common unit to the high value per ET common unit and the high value per Crestwood common unit to the low value per ET common unit for each respective analysis to derive ranges of implied exchange ratios. The resulting implied exchange ratio range using the Discounted Cash Flow Analyses (EBITDA exit) was 1.044x to 1.974x. The resulting implied exchange ratio range using the Discounted Cash Flow Analyses (perpetuity growth) was 0.741x to 2.220x. The resulting implied exchange ratio range using the Discounted Distributions Analyses was 1.261x to 2.188x. The resulting implied exchange ratio range using the Peer Group Trading Analyses was 0.904x to 1.850x.

Evercore compared the results of the foregoing analyses to the exchange ratio of 2.07 ET common units for each Crestwood common unit and noted that the exchange ratio was within or above the range of the implied exchange ratios for each of the valuation methodologies reviewed by Evercore.

General

The foregoing summary of certain material financial analyses does not purport to be a complete description of the analyses or data presented by Evercore. In connection with the review of the exchange ratio, Evercore performed a variety of financial and comparative analyses for purposes of rendering its opinion to the Crestwood board of directors. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary described above, without considering the analyses as a whole, could create an incomplete view of the processes underlying Evercore’s opinion. In arriving at its fairness determination, Evercore considered the results of all the analyses and did not draw, in isolation, conclusions from or with regard to any one analysis or factor considered by it for purposes of its opinion. Rather, Evercore made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all the analyses. In addition, Evercore may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis or combination of analyses described above should not be taken to be the view of Evercore with respect to the exchange ratio. No corporation or partnership used in the above analyses as a comparison is directly comparable to Crestwood or Energy Transfer. Furthermore, Evercore’s analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the corporations or partnerships used, including judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Crestwood, Energy Transfer and their respective advisors.

Evercore prepared these analyses for the information and benefit of the Crestwood board of directors and for the purpose of providing an opinion to the Crestwood board of directors as to whether the exchange ratio is fair, from a financial point of view, to the Crestwood common unitholders. These analyses do not purport to be appraisals or to necessarily reflect the prices at which the business or securities actually may be sold. Any estimates contained in these analyses are not necessarily indicative of actual future results, which may be significantly more or less favorable than those suggested by such estimates. Accordingly, estimates used in, and the results derived from, Evercore’s analyses are inherently subject to substantial uncertainty, and Evercore assumes no responsibility if future results are materially different from those forecasted in such estimates. The issuance of the opinion was approved by an opinion committee of Evercore.

Except as described above, the Crestwood board of directors imposed no other instruction or limitation on Evercore with respect to the investigations made or the procedures followed by Evercore in rendering its opinion. The terms and conditions of the merger agreement and the related terms and conditions of the transaction were determined through negotiations between Partnership management and Energy Transfer management. Evercore did not recommend any specific consideration to the Crestwood board of directors or recommend that any specific consideration constituted the only appropriate consideration in the merger. Evercore’s opinion was only one of many factors considered by the Crestwood board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the Crestwood board of directors with respect to the merger or the exchange ratio.

Under the terms of Evercore’s engagement letter with Crestwood and Crestwood GP, Crestwood has agreed to pay Evercore a fee of $1,500,000 upon rendering its opinion and a closing fee of $500,000 upon the closing of the merger. Evercore also accrued a fee of $250,000 upon execution of its engagement letter with Crestwood and Crestwood GP. In addition, Crestwood has agreed to reimburse Evercore for its reasonable out-of-pocket expenses (including legal fees, expenses and disbursements) incurred in connection with its engagement and to indemnify Evercore, its affiliates and any of its or their respective members, partners, officers, directors, advisors, representatives, employees, agents, affiliates or controlling persons, if any, against certain liabilities and expenses arising out of its engagement, or to contribute to payments which any of such persons might be required to make with respect to such liabilities. Evercore’s engagement letter with Crestwood and Crestwood GP includes a consent to reproduce Evercore’s opinion in full in certain SEC filings related to the proposed merger, including this proxy statement/prospectus.

During the two-year period prior to the date hereof, Evercore and its affiliates have not been engaged to provide financial advisory or other services to Crestwood or Energy Transfer or their affiliates and Evercore has not received any compensation from Crestwood or Energy Transfer or their affiliates during such period. Evercore and its affiliates may provide financial advisory or other services to Crestwood and Energy Transfer or their affiliates in the future, and in connection with any such services Evercore may receive compensation.

Evercore and its affiliates engage in a wide range of activities for its and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore and its affiliates and/or its or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to Crestwood, Energy Transfer, and/or any of their respective affiliates or persons that are competitors, customers or suppliers of Crestwood or Energy Transfer and/or any of their respective affiliates.

Energy Transfer’s Reasons for the Merger

In evaluating the merger, the ET board of directors consulted with Energy Transfer’s management and legal and financial advisors. The ET board of directors determined the merger to be in the best interests of Energy Transfer based on, among other factors, its belief that the merger will:

•	Be Accretive to Cash Flow. Energy Transfer expects the merger to be accretive to its distributable cash flow per ET common unit, both immediately and over the long-term.

•

Extend Energy Transfer’s Position in the Value Chain Deeper into Key Basins. Energy Transfer believes that Crestwood’s substantial gathering and processing capacity in the Williston Basin and the Delaware Basin will complement Energy Transfer’s significant downstream fractionation capacity at Mont Belvieu and its hydrocarbon export capability from both Nederland, Texas and the Marcus Hook complex in Philadelphia, Pennsylvania. As such, the acquisition will extend Energy Transfer’s position in the value chain deeper into the Williston and Delaware basins.

•

Facilitate Entry into the Powder River Basin. The merger is expected to facilitate Energy Transfer’s entry into the Powder River Basin through the acquisition of Crestwood’s gathering and processing system in that basin.

•

Provide New Growth Opportunities. Energy Transfer expects that the merger will provide an attractive portfolio of accretive organic growth opportunities around Crestwood’s existing footprint via new producer drilling and completion activity as well as numerous private bolt-on and acquisition opportunities around Crestwood’s systems.

•

Create Synergies and Cost Savings. Energy Transfer expects that the combination of its infrastructure with Crestwood’s complementary assets will allow Energy Transfer to pursue additional commercial opportunities, enhance its ability to serve customers and achieve cost savings. The merger is also expected to provide benefits to Energy Transfer’s NGL & Refined Products and Crude Oil businesses with the addition of strategically located storage and terminalling assets, as well as trucking and rail terminals. These systems are anchored by predominantly investment-grade producer customers with firm, long-term value upside through the combination.

•

Maintain Investment Grade Status. Energy Transfer expects that the combination will allow Energy Transfer to maintain its investment grade credit metrics and that the merger will provide opportunities to refinance existing Crestwood debt at a lower cost of capital utilizing Energy Transfer’s investment grade balance sheet.

Crestwood and Energy Transfer Unaudited Prospective Financial Information

Crestwood and Energy Transfer do not, as a matter of course, make public long-term projections as to future sales, earnings or other results due to, among other reasons, the uncertainty of the underlying assumptions and estimates. As a result, Crestwood and Energy Transfer do not endorse the unaudited prospective financial information as a reliable indication of future results. However, the management of Crestwood and Energy Transfer have included the unaudited prospective financial information set forth below to present the financial information made available and utilized in connection with the Crestwood board of directors’ evaluation of the merger and the other transactions contemplated by the merger agreement. Evercore used the unaudited prospective financial information in connection with its financial analyses and opinion described in the section titled “Opinion of Crestwood’s Financial Advisor” with the approval of the Crestwood board of directors. The inclusion of this information should not be regarded as an indication that any of Crestwood, Energy Transfer, their respective advisors or other representatives or any other recipient of this information considered, or now considers, this information to be necessarily predictive of actual future performance or events, or that it should be construed as financial guidance, and such summary projections set forth below should not be relied on as such. The unaudited prospective financial information is not being included in this proxy statement/prospectus in order to influence any Crestwood unitholder to make an investment decision with respect to the merger or to influence any Crestwood unitholder as to whether such unitholder should vote for or against the merger proposal or any other proposal to be considered at the special meeting.

This information was prepared solely for internal use and is subjective in many respects. The Crestwood unaudited prospective financial information and the Energy Transfer unaudited prospective financial information (collectively referred to herein as the “unaudited prospective financial information”) were based solely upon information available to Crestwood’s management and Energy Transfer’s management, respectively, at the time of their preparation.

While presented with numeric specificity, the unaudited prospective financial information reflects numerous estimates and assumptions that were deemed to be reasonable as of the respective dates the estimates and assumptions were made, but are inherently uncertain and may be beyond the control of Crestwood’s and Energy Transfer’s management. These assumptions include, but are not limited to, Crestwood’s and Energy Transfer’s future results, oil and gas industry activity, commodity prices, demand for natural gas and crude oil, capital availability, general economic and regulatory conditions and other matters described in the sections entitled “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.” The unaudited prospective financial information reflects both assumptions as to certain business decisions that are subject to change and, in many respects, subjective judgment, and thus is susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. Crestwood and Energy Transfer can give no assurance that the unaudited prospective financial information and the underlying estimates and assumptions will be realized.

In addition, since the unaudited prospective financial information is inherently forward-looking and covers multiple years, such information by its nature becomes less predictive with each successive year. Actual results may differ materially from those set forth below, and important factors that may affect actual results and cause the unaudited prospective financial information to be inaccurate include, but are not limited to, risks and uncertainties relating to Crestwood’s and Energy Transfer’s businesses, industry performance, the regulatory environment, general business and economic conditions and other matters described under the sections of this proxy statement/prospectus entitled “Risk Factors,” “Cautionary Statement Regarding Forward-Looking Statements” and “Where You Can Find More Information.”

The accompanying unaudited prospective financial information was not prepared with a view toward public disclosure, nor was it prepared with a view toward compliance with GAAP, published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in the view of Crestwood’s and Energy Transfer’s management, respectively, was prepared on a reasonable basis, reflects the best estimates and judgments then-available, and presents, to the best of their knowledge and belief, the then-expected course of action and financial performance of Crestwood and Energy Transfer, respectively. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and readers of this proxy statement/prospectus are cautioned not to place undue reliance on the unaudited prospective financial information. Neither Crestwood’s independent registered public accounting firm, nor Energy Transfer’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the unaudited prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the unaudited prospective financial information. The reports of the independent registered public accounting firms of Crestwood and/or Energy Transfer contained in their respective Annual Reports on Form 10-K for the year ended December 31, 2022, which are incorporated by reference into this proxy statement/prospectus, relate to historical financial information of Crestwood and Energy Transfer, respectively, and such reports do not extend to the unaudited prospective financial information included below and should not be read to do so. The unaudited prospective financial information set forth in this proxy statement/prospectus has been prepared by, and is the responsibility of, Crestwood’s and Energy Transfer’s management, respectively.

Furthermore, the unaudited prospective financial information does not take into account any circumstances or events occurring after the date it was prepared. Crestwood and Energy Transfer can give no assurance that, had the unaudited prospective financial information been prepared either as of the date of the merger agreement or as of the date of this proxy statement/prospectus, similar estimates and assumptions would be used. Except as required by applicable securities laws, Crestwood and Energy Transfer do not intend to, and disclaim any obligation to, make publicly available any update or other revision to the unaudited prospective financial information to reflect circumstances existing since their preparation or to reflect the occurrence of unanticipated events, even in the event that any or all of the underlying assumptions are shown to be in error, including with respect to the accounting treatment of the merger under GAAP, or to reflect changes in general economic or industry conditions.

The unaudited prospective financial information does not take into account any of the possible financial and other effects on Crestwood or Energy Transfer of the merger, the effect on Crestwood or Energy Transfer of any business or strategic decision or action that has been or will be taken as a result of the merger agreement having been executed, or the effect of any business or strategic decisions or actions that would likely have been taken if the merger agreement had not been executed, but which were instead altered, accelerated, postponed or not taken in anticipation of the merger. Further, the unaudited prospective financial information does not take into account the effect on Crestwood or Energy Transfer of any possible failure of the merger to occur. None of Crestwood, Energy Transfer, or their respective affiliates, officers, directors, advisors or other representatives has made, makes or is authorized in the future to make any representation to any Crestwood or Energy Transfer unitholder or other person regarding Crestwood’s or Energy Transfer’s ultimate performance compared to the information contained in the unaudited prospective financial or operating information or that the forecasted results will be achieved. The inclusion of the unaudited prospective financial or operating information herein should not be deemed an admission or representation by Crestwood, Energy Transfer, or their respective advisors or any other person that it is viewed as material information of Crestwood or Energy Transfer, particularly in light of the inherent risks and uncertainties associated with such forecasts. The summary of the unaudited prospective financial information included below is not being included to influence your decision whether to vote in favor of the merger proposal or any other proposal to be considered at the special meeting, but is being provided solely because certain of such information was among the financial information made available to and utilized in connection with the Crestwood board of directors’ evaluation of the merger and the other transactions contemplated by the merger agreement.

In light of the foregoing, and considering that the special meeting may be held several months after the unaudited prospective financial information was prepared, as well as the uncertainties inherent in any forecasted information, Crestwood unitholders are cautioned not to place undue reliance on such information, and Crestwood urges all Crestwood unitholders to review Crestwood’s most recent SEC filings for a description of Crestwood’s reported financial results and Energy Transfer’s most recent SEC filings for a description of Energy Transfer’s reported financial results, as described in the section entitled “Where You Can Find More Information.”

Unaudited Prospective Financial Information Regarding Crestwood

In preparing the unaudited prospective financial information described below, Crestwood’s management applied the current operating model to two different commodity pricing scenarios, which are referred to in this section as “Case One” and “Case Two.” Case One was based on Crestwood management’s outlook for future commodity price levels as of February 3, 2023 and Case Two was based on Energy Transfer management’s outlook for future commodity price levels as of (a) July 7, 2023, with respect to the year ending December 31, 2023 and (b) April 10, 2023, with respect to the years ending December 31, 2024, 2025 and 2026. Other than with respect to the commodity prices shown below, Case One and Case Two include the same underlying assumptions.

Case One

	For the Years Ending December 31,
	2024E	2025E	2026E	2027E
WTI ($/Bbl)	$75.00	$75.00	$75.00	$75.00
Henry Hub ($/MMBtu)	$4.50	$4.50	$4.50	$4.50
Mont Belvieu ($/gal) – C2	$0.35	$0.35	$0.35	$0.35
Mont Belvieu ($/gal) – C3	$0.89	$0.89	$0.89	$0.89
Mont Belvieu ($/gal) – iC4	$1.11	$1.11	$1.11	$1.11
Mont Belvieu ($/gal) – nC4	$1.09	$1.09	$1.09	$1.09
Mont Belvieu ($/gal) – C5+	$1.57	$1.57	$1.57	$1.57

Case Two

	For the Years Ending December 31,
	2024E	2025E	2026E
WTI ($/Bbl)	$72.92	$68.22	$64.59
Henry Hub ($/MMBtu)	$3.53	$4.17	$4.25
Mont Belvieu ($/gal) – C2	$0.24	$0.26	$0.27
Mont Belvieu ($/gal) – C3	$0.80	$0.73	$0.66
Mont Belvieu ($/gal) – iC4	$0.95	$0.86	$0.79
Mont Belvieu ($/gal) – nC4	$0.91	$0.84	$0.81
Mont Belvieu ($/gal) – C5+	$1.50	$1.40	$1.36

In addition to the assumptions above regarding commodity prices, in developing the unaudited prospective financial information, Crestwood’s management made numerous assumptions regarding Crestwood’s business, including, but not limited to:

•	Well connects across gathering and processing assets based on producer customer development plans and long-term guidance, including the following development assumptions by basin:

•	Williston Basin: 105 to 115 well connects per year

•	Delaware Basin: 125 to 155 well connects per year

•	Powder River Basin: 20 to 30 well connects per year

•

Gross margin average across gathering and processing assets of approximately 80% and storage and logistics assets of approximately 70%, which reflects both existing contracts and Crestwood’s commercial discussions and perspectives regarding re-contracting and new contracts;

•	Operating and maintenance expenses across all service offerings of approximately $260 million to $270 million per year;

•	General and administrative expenses for corporate overhead of approximately $55 million to $65 million per year;

•	Growth capital expenditures, primarily to build out the pipeline and compression infrastructure necessary to service the volume forecast of Crestwood’s customers;

•	Maintenance capital expenditures to continue operating assets according to safety, environmental, compliance and reliability standards;

•	Interest rates on debt as follows:

•	Crestwood Credit Agreement: Approximately 7.25% in 2023 decreasing to approximately 6.50% in 2024, approximately 5.75% in 2025, and approximately 5.50% in 2026 and 2027, respectively; and

•	Crestwood Senior Notes: Approximately 5.75% to 8.00% with maturities ranging from 2025 through 2032;

•	Crestwood common units outstanding:

•	105.1 million Crestwood common and restricted units; and

•	105.6 million fully-diluted Crestwood common units;

•	Quarterly distributions per Crestwood common unit remain at $0.655 through projection period;

The following table presents selected unaudited prospective financial data of Crestwood (referred to herein as the “Crestwood unaudited prospective financial information”):

	Case One					Case Two
	Year ending December 31,					Year ending December 31,
	2023E	2024E	2025E	2026E	2027E	2023E	2024E	2025E	2026E	2027E(5)
Adjusted EBITDA (in millions)(1)	$800	$869	$905	$928	$943	$800	$846	$880	$897	$	N/A
Distributable Cash Flow (in millions)(2)	$446	$529	$577	$612	$641	$446	$509	$553	$580	$	N/A
Distributable Cash Flow per Crestwood common unit(3)	$4.22	$5.01	$5.47	$5.80	$6.07	$4.22	$4.82	$5.24	$5.49	$	N/A
Total Distribution Coverage Ratio(4)	1.62x	1.92x	2.09x	2.22x	2.33x	1.62x	1.85x	2.01x	2.10x		N/A
Growth Capital Expenditures (in millions)	$145	$114	$80	$81	$62	$145	$114	$80	$81	$	N/A
Maintenance Capital Expenditures (in millions)	$29	$26	$26	$26	$26	$29	$26	$26	$26	$	N/A

(1)

Adjusted EBITDA is defined as income (loss) before income taxes, plus debt-related costs (interest and debt expense, net and gain (loss) on modification/extinguishment of debt) and depreciation, amortization and accretion expense, after considering the adjusted earnings impact of Crestwood’s unconsolidated affiliates by adjusting equity earnings or losses from Crestwood’s unconsolidated affiliates to reflect Crestwood’s proportionate share (based on the distribution percentage) of their EBITDA, excluding gains and losses on long-lived assets and other impairments. Adjusted EBITDA also considers the impacts of additional significant items including: unit based compensation expense, third party costs incurred related to potential and completed acquisitions, certain environmental remediation costs, the change in fair value of commodity inventory-related derivative contracts and costs associated with the realignment and restructuring of our operations and corporate structure.

(2)

Distributable Cash Flow is defined as Adjusted EBITDA adjusted for cash interest expense, maintenance capital expenditures, income taxes, Crestwood’s proportionate share (based on the distribution percentage) of its unconsolidated affiliates’ distributable cash flow, and expense related to distributions to the holders of the preferred units under the Niobrara LLC Agreement (as defined in the merger agreement) and the Crestwood preferred unitholders.

(3)	Distributable Cash Flow per Crestwood common unit is defined as (A) Distributable Cash Flow divided by (B) the expected number of Crestwood common units on a fully-diluted basis.
(4)	Total Distribution Coverage Ratio is defined as (A) Distributable Cash Flow divided by (B) distributions expected to be made to the Crestwood common unitholders.

(5)

The projected period in Case Two ends in 2026. Energy Transfer management made no projections for 2027 using Case Two commodity price assumptions and therefore Crestwood management made no Case Two projections for 2027.

Unaudited Prospective Financial Information Regarding Energy Transfer

Energy Transfer provided certain unaudited prospective financial information of Energy Transfer, on a standalone basis, for the years 2023 to 2026 to Crestwood. The Energy Transfer unaudited prospective financial information provided by Energy Transfer management was based on Energy Transfer management’s outlook for future commodity price levels as of (a) July 7, 2023, with respect to the year ending December 31, 2023 and (b) April 10, 2023, with respect to the years ending December 31, 2024, 2025 and 2026, which is the same as the Case Two commodity price assumptions shown above in the section titled “Unaudited Prospective Financial Information Regarding Crestwood.”

In addition to the assumptions regarding commodity prices, in developing the unaudited prospective financial information, Energy Transfer’s management made numerous assumptions regarding Energy Transfer’s business, including, but not limited to:

•	Quarterly distributions per ET common unit of $0.315 expected in 2023 to increase to $0.345 expected in 2026;

•	Expected cash taxes of $86 million in 2023, $116 million in 2024, $286 million in 2025 and $314 million in 2026; and

•	Approximately 50% of growth capital from 2024-2026 is earmarked for long-term projects with anticipated earnings commencing outside the forecast period.

The following table presents selected unaudited prospective financial data of Energy Transfer (referred to herein as the “Energy Transfer unaudited prospective financial information”):

	Year ending December 31,
	2023E	2024E	2025E	2026E
Adjusted EBITDA (consolidated) (in millions) (1)	$13,331	$14,084	$14,433	$14,752
Distributable Cash Flow attributable to the partners of Energy Transfer (in millions) (2)	$7,142	$7,623	$7,621	$7,887
Distributable Cash Flow per ET common unit (3)	$2.27	$2.42	$2.41	$2.49
Distribution Coverage Ratio (4)	1.82x	1.88x	1.82x	1.82x
Growth Capital Expenditures (in millions)	$2,265	$3,000	$3,000	$3,000
Maintenance Capital Expenditures (in millions)	$874	$880	$947	$902

(1)

Adjusted EBITDA (consolidated) is defined as total partnership earnings before interest, taxes, depreciation, depletion, amortization and other non-cash items, such as non-cash compensation expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, inventory valuation adjustments, non-cash impairment charges, losses on extinguishments of debt, and other non-operating income or expense items. Adjusted EBITDA reflects amounts for unconsolidated affiliates based on the same recognition and measurement methods used to record equity in earnings of unconsolidated affiliates.

(2)

Distributable Cash Flow attributable to partners is defined as net income, adjusted for certain non-cash items, less distributions to preferred unitholders and maintenance capital expenditures. Non-cash items include depreciation, depletion and amortization, non-cash compensation expense, amortization included in interest expense, gains and losses on disposals of assets, the allowance for equity funds used during construction, unrealized gains and losses on commodity risk management activities, inventory valuation adjustments, non-cash impairment charges, losses on extinguishments of debt and deferred income taxes.

For unconsolidated affiliates, Distributable Cash Flow attributable to partners reflects Energy Transfer’s proportionate share of the investee’s distributable cash flow. To the extent that noncontrolling interests exist among Energy Transfer’s subsidiaries, Distributable Cash Flow attributable to partners reflects the following:

•

For subsidiaries with publicly traded equity interests, Distributable Cash Flow attributable to partners includes distributions to be received by the parent company with respect to the periods presented.

•

For consolidated joint ventures or similar entities, where the noncontrolling interest is not publicly traded, Distributable Cash Flow attributable to partners reflects only the amount of distributable cash flow of such subsidiaries that is attributable to Energy Transfer’s ownership interest.

(3)	Distributable Cash Flow per ET common unit is defined as (A) Distributable Cash Flow attributable to partners divided by (B) the expected number of ET common units outstanding.
(4)

Distribution Coverage Ratio is defined as (A) Distributable Cash Flow attributable to partners divided by (B) distributions expected to be made to the partners of Energy Transfer with respect to such period.

Other Information

Certain of the measures included in the Crestwood unaudited prospective financial information and the Energy Transfer unaudited prospective financial information are non-GAAP financial measures, including, but not limited to, EBITDA, Adjusted EBITDA, Distributable Cash Flow, Distributable Cash Flow per Crestwood common unit, Distributable Cash Flow per ET common unit, Total Distribution Coverage Ratio and Total Capital Expenditures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Crestwood and Energy Transfer, respectively, are not reported by all of their competitors and may not be comparable to similarly titled amounts used by other companies.

CRESTWOOD AND ENERGY TRANSFER DO NOT INTEND TO, AND DISCLAIM ANY OBLIGATION TO, UPDATE, CORRECT OR OTHERWISE REVISE THE CRESTWOOD UNAUDITED PROSPECTIVE FINANCIAL INFORMATION OR THE ENERGY TRANSFER UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE OF THE MERGER AGREEMENT OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE CRESTWOOD UNAUDITED PROSPECTIVE FINANCIAL INFORMATION OR THE ENERGY TRANSFER UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE (EVEN IN THE SHORT TERM).

Interests of Crestwood’s Directors and Executive Officers in the Merger

In considering the recommendation of the Crestwood board of directors that you vote to approve and adopt the merger agreement and the merger, you should be aware that aside from their interests as Crestwood unitholders, Crestwood’s directors and executive officers have interests in the merger that are different from, or in addition to, those of other Crestwood unitholders generally. The members of the Crestwood board of directors were aware of and considered these interests, among other matters, in evaluating and negotiating the merger agreement and the merger, and in recommending to the Crestwood unitholders that the merger agreement and the merger be adopted. See the section above entitled “—Background of the Merger,” and the section titled “—Recommendation of the Crestwood Board of Directors and Reasons for the Merger.” Crestwood’s unitholders should take these interests into account in deciding whether to vote “FOR” the merger proposal. These interests are described in more detail below, and certain of them are quantified in the narrative and the table below.

Treatment of Equity-Based Awards

In the merger, each Crestwood restricted unit will be entitled to receive the common unit merger consideration. The vesting restrictions applicable to each Crestwood restricted unit that has a grant date prior to January 1, 2023 (each, a “Pre-2023 Restricted Unit”) will lapse immediately prior to the effective time. For all other Crestwood restricted units (each, a “Post-2023 Restricted Unit”), the same restrictions and other terms and conditions that were applicable immediately prior to the effective time will continue to apply after the effective time.

Name	Pre-2023 Restricted Units	Post-2023 Restricted Units
Non-Employee Directors
Warren H. Gfeller	—	4,200
Janeen S. Judah	—	4,200
David Lumpkins	—	4,200
Angela A. Minas	—	4,200
Gary D. Reaves(1)	—	—
John J. Sherman	—	4,200
Frances M. Vallejo	—	4,200
Clay C. Williams	—	4,200

Executive Officers
Robert G. Phillips	201,545	96,811
Robert T. Halpin	85,228	55,320
John W. Black	29,283	23,825
William H. Moore	61,726	38,213
Steven M. Dougherty(2)	—	—
Joel C. Lambert	65,434	42,762
Diaco M. Aviki	26,708	33,505

(1)	Mr. Reaves elected to forego the 2023 annual award of restricted units.
(2)	Mr. Dougherty ceased service with the company at the end of the second quarter of 2023.

Crestwood Performance Units

Each Crestwood performance unit that has a grant date prior to January 1, 2023 or that is otherwise vested at the effective time (each, a “pre-2023 Performance Unit”) will be cancelled at the effective time in exchange for (i) the common unit merger consideration in respect of the corresponding number of Crestwood common units (including any reinvested distribution equivalent rights) issuable pursuant to such Crestwood performance unit based upon the attainment of the applicable Crestwood performance assumption (as described below) and (ii) an amount in cash equal to any accrued but unpaid cash distribution equivalents with respect to such Crestwood performance units. All other Crestwood performance units (each, a “Post-2023 Performance Unit”) will be assumed by Energy Transfer and converted into a time-based phantom unit award (the “assumed performance unit awards”) representing a contractual right upon vesting to receive a number of Energy Transfer common units equal to the product obtained by multiplying (i) the number of Crestwood common units subject to such assumed performance unit award immediately prior to the effective time assuming attainment of the applicable Crestwood performance assumption (including any reinvested distribution equivalent rights) by (ii) the exchange ratio. Each assumed performance unit award will otherwise be subject to the same terms and conditions that were applicable to the corresponding Crestwood performance unit immediately prior to the effective time other than the performance-based vesting conditions and, in the event any distribution is declared in respect of ET common units, the corresponding distribution equivalent right for each assumed performance unit award will be settled within 30 days following the time when distributions are paid to ET common unitholders generally. The “Crestwood performance assumptions” are as follows: (A) with respect to a Pre-2023 Performance Unit, a performance multiplier of 100%, and (B) with respect to a Post-2023 Performance Unit, the target level of performance for the relevant Crestwood performance unit.

Name	Pre-2023 Performance Units (100%)	Reinvested Distribution Equivalents (pre-2023)	Post-2023 Performance Units (Target)	Reinvested Distribution Equivalents (post- 2023)
Robert G. Phillips	95,502	17,965	94,256	4,864
Robert T. Halpin	26,015	4,666	29,001	1,497
John W. Black	3,766	584	12,490	645
William H. Moore	24,879	4,280	20,193	1,042
Steven M. Dougherty(1)	5,000	1,300	—	—
Joel C. Lambert	24,105	4,265	22,418	1,157
Diaco M. Aviki	5,822	904	17,565	906

(1)

Mr. Dougherty ceased service with the company at the end of the second quarter of 2023 and, according to his separation agreement, certain Pre-2023 Performance Units will continue to vest according to their terms.

Other Benefits

Short-Term Incentive Plan

Crestwood’s executive officers are eligible to receive an annual bonus each year pursuant to their respective employment agreements, the value of which is based on certain company key performance indicators and individual performance reviews. The value of an annual bonus could range from 0% to 200% of such executive officer’s target bonus for a given year. With respect to the bonus payments for the 2023 calendar year, if the closing occurs prior to the time when annual bonus payments are customarily paid, the bonus payments will be paid based on a 100% target opportunity level, when such bonus payments would have otherwise normally paid out, subject to the executive officer’s continued employment through the date of payment (or, if earlier, upon a termination without cause, subject to the executive officer’s execution and non-revocation of a release of claims).

Severance for Crestwood Executives

The severance benefits for each of Crestwood’s executive officers are set forth in such executive officer’s employment agreement. If an executive officer’s employment is terminated by their employer without “employer cause,” the executive officer resigns due to “employee cause” or the executive officer’s employment terminates as a result of death or permanent disability (each, a “qualifying termination”), or the employer’s election not to renew the applicable employment agreement, the executive officer will be entitled to receive, subject to the executive officer’s execution of a release of claims, severance equal to two (or, in the case of Mr. Phillips, three) times the sum of the executive’s base salary and average annual bonus for the prior two years, payable in equal installments over an 18-month period following termination. In addition, the executive officer would be entitled to receive subsidized medical benefits at active employee rates over such 18-month period.

Under the terms of the executive officers’ employment agreements (other than for Mr. Phillips), if the executive officer incurs a qualifying termination during the period beginning three months prior to a Change of Control and ending twelve months after a Change of Control, then the severance amount payable shall be increased to three times the sum of such executive officer’s base salary and average annual bonus for the prior two years. As of the date of this proxy statement/prospectus, Energy Transfer continues to evaluate the retention of Crestwood’s executive officers after the completion of the merger as part of its integration plans and expects to make any such retention decisions at a later date.

If an executive officer fails to comply with the covenants in his employment agreement (such as non-compete restrictions), the release of claims or similar agreement, such executive officer shall forfeit the right to receive any severance payment installments following such failure to comply.

For purposes of the executive officers’ employment agreements, the following terms are generally defined as follows:

•

“Employee Cause” will exist if one of the following occurs: (A) a substantial and continuing diminution in the nature of the employee’s title, duties, responsibilities or reporting relationship (including (x) no longer reporting directly to the board of directors or similar body of any successor to the employer, Crestwood GP or Crestwood, as applicable (the “Governing Body”) or (y) reporting to an officer whose reporting relationship to either the Governing Body or, if applicable, to the Chief Executive Officer has been diminished); (B) a material breach by the employer of any material provision of the applicable employment agreement; (C) a material and continuing reduction in the aggregated total of the employee’s base salary, target annual bonus percentage and target equity percentage; (D) a reassignment by the employer of the employee’s principal place of employment to a location more than 25 miles from his principal place of employment on January 1, 2023, but excluding normal business travel consistent with the employee’s duties, responsibilities and position.

•

“Permanent Disability” means the inability of the employee, with or without reasonable accommodation, by reason of illness, incapacity, or other disability, to perform the employee’s duties or fulfill the employee’s employment obligations to the employer, as determined by the employer’s board of directors and as certified in writing by a competent medical physician chosen by such board of directors, for a cumulative total of 180 days in any 12-month period; provided, however, that such period of absence may be extended if required by applicable law.

•

“Change of Control,” means and shall be deemed to have occurred upon one or more of the following events: (i) any direct or indirect sale, lease, exchange, liquidation, division or other transfer (in one transaction or a series of related transactions) of all or substantially all of the assets of the Partnership to any person or persons, other than to one or more affiliates; (ii) the consolidation, reorganization, merger, recapitalization, exchange, division or other similar transaction (in one transaction or a series of related transactions) (any such transaction or series of transactions referred to herein as a “Merger”) pursuant to which (a) more than 50% of the combined voting power of the outstanding equity interests in Crestwood GP or its successor entities cease to be owned, directly or indirectly, by Crestwood, (b) more than 50% of the combined voting power of the outstanding equity interests in Crestwood or its successor entities cease to be, directly or indirectly, owned immediately following the Merger by the owners of such interests immediately prior to the Merger, or (c) Crestwood GP or one or more other affiliates of Crestwood cease to be general partner(s) of Crestwood or its successor; (iii) a person or group other than Crestwood or its consolidated subsidiaries directly or indirectly becoming the “beneficial owner” (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of more than 35% of the voting power of the then outstanding common units of Crestwood or its successor; or (iv) individuals who, as of the date hereof, constitute the Board (the “Incumbent Board”) cease for any reason to constitute at least a majority of the Board or of the board of directors or equivalent body of any successor parent of Crestwood or of Crestwood GP; provided, however, that any individual becoming a director subsequent to the date of the adoption of this definition whose election or nomination for election by Crestwood’s unitholders was approved by a vote of at least a majority of the directors then comprising the Incumbent Board in the ordinary course of business shall be considered as though such individual was a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board or otherwise outside the ordinary course of business.

The table below summarizes the value of severance payments and benefits that each executive officer may be entitled to receive upon a qualifying termination during the period beginning three months prior to a Change of Control and ending twelve months after a Change of Control, pursuant to the terms of their respective employment agreements.

Name	Cash Severance(1)	2023 Target Bonus(2)	Value of Subsidized Medical Benefits	Accrued, Unused Vacation Pay(3)
Robert G. Phillips	$6,675,000	$1,000,000	$25,618	$61,538
Robert T. Halpin	$4,218,000	$720,000	$29,613	$46,154
John W. Black	$2,233,740	$360,001	$29,896	$30,769
William H. Moore	$3,161,250	$425,000	$29,619	$32,692
Steven M. Dougherty(4)	—	—	—	—
Joel C. Lambert	$3,059,700	$422,999	$29,896	$36,154
Diaco M. Aviki	$2,457,900	$450,000	$29,896	$34,615

(1)	Assumes a termination in connection with a Change of Control on December 31, 2023.
(2)

The parties have agreed to pay an amount equal to an employee’s target bonus when such bonus payments would have otherwise normally paid out (or, if earlier, upon a termination without cause), subject to the terms and conditions described above.

(3)	Assumes a full balance of 160 hours unused vacation hours.
(4)	Mr. Dougherty ceased service with the company at the end of the second quarter of 2023.

Go-Forward Arrangements

As of the date of this proxy statement/prospectus, Energy Transfer continues to evaluate the retention of Crestwood’s executive officers after the completion of the merger as part of its integration plans and expects to make any such retention decisions at a later date. Energy Transfer does not expect to retain any of Crestwood’s non-employee directors after the closing of the merger.

Indemnification and Insurance

Pursuant to the terms of the merger agreement, Crestwood’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from Energy Transfer and the surviving entity. Such indemnification is further described in the section titled “The Merger Agreement—Indemnification and Insurance.”

Quantification of Payments and Benefits to Crestwood’s Named Executive Officers

The information set forth below is required by Item 402(t) of Regulation S-K regarding compensation that is based on or otherwise relates to the merger that Crestwood’s named executive officers could receive in connection with the merger. Such amounts have been calculated assuming that (i) the closing of the merger occurs on December 31, 2023, (ii) each of Crestwood’s named executive officers experiences a termination of employment without cause immediately following the effective time of the merger in a manner that entitles each of them to receive severance payments and benefits under their respective employment agreements and vesting of all equity awards (each as described above), (iii) none of Crestwood’s named executive officers will receive any additional equity-based awards following the date hereof, (iv) the closing price of a Crestwood common unit at the effective time of the merger is $27.40 (which represents the average closing price of a common unit of Crestwood over the first five business days following the first public announcement of the merger), (v) the Crestwood named executive officers’ base salary and annual target bonus opportunities remain unchanged from those in place as of August 14, 2023, (vi) each of Crestwood’s named executive officers has properly executed any required releases and complied with all requirements (including any applicable restrictive covenants) necessary to receive such payments and benefits and (vii) each number is rounded to the nearest whole number. Some of the assumptions used in the table below are based upon information not currently available, and, as a result, the actual amounts to be received by any of Crestwood’s named executive officers may materially differ from the amounts set forth below.

Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Perquisites/ Benefits(3)	Other	Total
Robert G. Phillips	$7,736,538	$14,074,167	$25,618	—	$21,836,323
John W. Black	$2,624,510	$1,937,097	$29,896	—	$4,591,503
Robert T. Halpin	$4,984,154	$5,547,407	$29,613	—	$10,561,174
William H. Moore	$3,618,942	$4,138,230	$29,619	—	$7,786,791
Steven M. Dougherty(4)	—	—	—	—	—
Joel C. Lambert	$3,518,853	$4,406,439	$29,896	—	$7,955,188

(1)

Amounts shown include severance benefits triggered upon a qualifying termination occurring within three months before or 12 months after a change in control, which consist of (i) cash severance equal to three times the sum of the named executive officer’s base salary and average annual bonus for the prior two years, payable in equal installments over an 18-month period following termination, (ii) accrued but unused vacation pay, and (iii) bonus payments pursuant to Crestwood’s Short Term Incentive Plan for the 2023 calendar year calculated at 100% of the target opportunity level for each named executive officer. Such bonus payments will be paid in a lump sum upon termination. These amounts are considered “double-trigger” payments, which means that both a change in control, such as the merger, and another event (i.e., a termination without cause or resignation for good reason) must occur prior to the payments becoming due. For more detail on these payments, see “Severance under Crestwood Employment Agreements.”

(2)

Amounts shown reflect the sum of the potential value that each named executive officer could receive in connection with both the “single-trigger” and “double-trigger” accelerated vesting of all outstanding restricted units, performance units, and assumed performance units (with the value attributable to such performance units and assumed performance units calculated based on the Crestwood performance assumptions and any reinvested distribution equivalent rights). Amounts associated with the Pre-2023 Performance Units and the assumed performance units are only an estimate as the actual amounts will take into consideration the amount of any reinvested distribution equivalents arising from any distributions declared prior to the closing. The Pre-2023 Restricted Units and Pre-2023 Performance Units (collectively, the “Pre-2023 Units”) are considered “single-trigger” payments, which means that only a change in control, such as the merger, must occur for the awards to become fully vested. The amounts set forth in this column that are attributable to the single-trigger vesting Pre-2023 Units (excluding reinvested distribution equivalents and accrued but unpaid cash distribution equivalents) are as follows: $8,139,088 for Mr. Phillips, $905,543 for Mr. Black, $3,048,058 for Mr. Halpin, $2,372,977 for Mr. Moore, and $2,453,368 for Mr. Lambert. The amount of reinvested distribution equivalent rights relating to such single-trigger vesting Pre-2023 Performance Units are as follows: $492,252 for Mr. Phillips, $16,014 for Mr. Black, $127,853 for Mr. Halpin, $117,278 for Mr. Moore, and $116,859 for Mr. Lambert. The amount of accrued but unpaid cash distribution equivalents relating to such single-trigger vesting Pre-2023 Performance Units are as follows: $74,321 for Mr. Phillips, $2,850 for Mr. Black, $20,096 for Mr. Halpin, $19,099 for Mr. Moore, and $18,582 for Mr. Lambert. The Post-2023 Restricted Units and Post-2023 Performance Units (collectively, the “Post-2023 Units”) are considered “double-trigger” payments, which means that both a change in control, such as the merger, and another event (i.e., a termination without cause or resignation for good reason) must occur prior to the awards becoming fully vested. The amounts set forth in this column that are attributable to the double-trigger vesting Post-2023 Units (excluding reinvested distribution equivalents) are as follows: $5,235,236 for Mr. Phillips, $995,031 for Mr. Black, $2,310,395 for Mr. Halpin, $1,600,324 for Mr. Moore, and $1,785,932 for Mr. Lambert. The amount of reinvested distribution equivalent rights relating to such double-trigger vesting Post-2023 Performance Units are as follows: $133,270 for Mr. Phillips, $17,660 for Mr. Black, $41,005 for Mr. Halpin, $28,551 for Mr. Moore, and $31,697 for Mr. Lambert. For more details regarding these equity awards, please see the “Treatment of Equity-Based Awards” section above.

(3)

Amounts shown reflect the value of subsidized medical benefits at active employee rates for up to 18 months that each named executive officer could receive upon a qualifying termination occurring within three months before or 12 months after a change in control, pursuant to their respective employment agreements. As such, the subsidized medical benefits are considered “double-trigger” payments, which means that both a change in control, such as the merger, and another event (i.e., a qualifying termination of employment) must occur prior to the awards becoming fully vested.
(4)	Mr. Dougherty ceased service with the company at the end of second quarter of 2023 and as such will receive no compensation or increase or acceleration thereof in connection with the merger.

Securities Ownership of Certain Beneficial Owners and Management

To Crestwood’s knowledge, the following tables set forth certain information regarding the beneficial ownership of Crestwood common units and Crestwood preferred units as of the close of business on September 22, 2023 (except as noted in the footnotes below) and with respect to: (1) each person known by Crestwood to beneficially own 5% or more of the outstanding Crestwood common units and Crestwood preferred units; (2) each member of the Crestwood board of directors; (3) each named executive officer of Crestwood; and (4) the members of the Crestwood board of directors and Crestwood’s current executive officers as a group.

Principal Unitholders

The following table contains information regarding the only persons Crestwood knows of that beneficially own more than 5% of outstanding Crestwood common units or Crestwood preferred units as of September 22, 2023 (except as noted below). Percentage of class amounts are based on 105,096,104 Crestwood common units and 71,257,445 Crestwood preferred units outstanding as of September 22, 2023. Percentage of all outstanding voting unit amounts is based on 112,221,849 outstanding Crestwood voting units, which, as of September 22, 2023, is the sum of (i) outstanding Crestwood common units and (ii) 7,125,745 Crestwood common units underlying the Crestwood preferred units, on an as-converted basis.

Name and Address	Number of Crestwood common units	Percentage of Outstanding Crestwood common unit	Number of Crestwood preferred units	Percentage of Outstanding Crestwood preferred units(1)	Percentage of All Outstanding Voting Units(2)
ALPS Advisors, Inc.(3)	12,335,027	11.7%	—	—	11.0%
FR XIII Crestwood Permian Basin Holdings LLC(4)	11,257,436	10.7%	—	—	10.0%
CIBC Private Wealth Group, LLC(5)	—	—	9,755,026	13.7%	*

*	Less than one percent.
(1)	Each preferred unitholder is entitled to vote on a 1-for-10 as converted basis with every ten preferred units entitled to one vote.
(2)

Percentage of all outstanding voting unit amounts reflects the sum of (i) outstanding Crestwood common units and (ii) the number of Crestwood common units underlying the Crestwood preferred units, on an as-converted basis.

(3)	Based on Schedule 13G filed by ALPS Advisors, Inc. on February 13, 2023. The address of ALPS Advisors, Inc. is 1290 Broadway, Suite 1000, Denver, CO 80203.
(4)

Based on Schedule 13D filed by FR XIII Crestwood Permian Basin Holdings LLC on September 19, 2022. The address of FR XIII Crestwood Permian Basin Holdings LLC is 262 Harbor Drive, Third Floor, Suite 3100, Stamford, CT 06902.

(5)	Based on Schedule 13G filed by CIBC Private Wealth Group, LLC. on January 10, 2023. The address of CIBC Private Wealth Group is 181 West Madison Street, Chicago, IL 60602.

Unit Ownership of Directors and Executive Officers

The following table sets forth, as of September 22, 2023, the beneficial ownership of Crestwood common units by:

•	each of Crestwood’s directors;

•	each of Crestwood’s named executive officers; and

•	all of Crestwood’s directors and executive officers as a group.

None of Crestwood’s directors or executive officers beneficially owns any Crestwood preferred units.

Name and Address(1)	Number of Crestwood common units(2)	Percentage of Outstanding Crestwood common unit	Number of Crestwood preferred units	Percentage of Outstanding Crestwood preferred units	Percentage of All Outstanding Voting Units(3)
Diaco Aviki	124,283	*	—	—	*
John Black	85,979	*	—	—	*
Steven M. Dougherty(4)	273,302	*	—	—	*
Warren H. Gfeller	65,964	*	—	—	*
Robert T. Halpin	550,839	*	—	—	*
Janeen S. Judah	21,879	*	—	—	*
Joel C. Lambert	346,024	*	—	—	*
David Lumpkins	55,571	*	—	—	*
Angela A. Minas	8,186	*	—	—	*
William H. Moore	238,534	*	—	—	*
Robert G. Phillips	1,166,169	1.1%	—	—	1.0%
Gary D. Reaves	8,065	*	—	—	*
John J. Sherman	3,245,463	3.1%	—	—	2.9%
Frances M. Vallejo	13,981	*	—	—	*
Clay C. Williams	8,186	*	—	—	*
Directors and executive officers as a group (15 persons)(5)	5,965,970	5.7%	—	—	5.3%

*	Less than one percent.
(1)	The contact address for all beneficial owners in this table is 811 Main Street, Suite 3400, Houston, Texas 77002.
(2)	Excludes 425,087 unvested performance phantom units granted to Crestwood’s executive officers pursuant to the Crestwood Equity Partners LP Long Term Incentive Plan.
(3)

Percentage of all outstanding voting unit amounts reflects the sum of (i) outstanding Crestwood common units and (ii) the number of Crestwood common units underlying the Crestwood preferred units, on an as-converted basis.

(4)	Mr. Dougherty resigned from his position as Executive Vice President and Chief Accounting Officer, effective June 30, 2023.
(5)	Includes 26,847 Crestwood common units held by Jeff Cathey, Crestwood’s Senior Vice President, Controller and principal accounting officer.

Merger Expenses, Fees and Costs

All fees, costs and expenses incurred by Energy Transfer and Crestwood in connection with the merger will be paid by the party incurring those fees, costs or expenses, whether or not the merger is completed, except that the fees and expenses incurred in connection with the printing, filing and mailing of this document (including applicable SEC filing fees) and filing fees payable under the HSR Act will be borne by Energy Transfer.

In the event of a termination of the merger agreement under certain circumstances, Crestwood may be required to pay Energy Transfer a breakup fee of $96.0  million. See “The Merger Agreement—Breakup Fee.”

Expected Timing of the Merger

Energy Transfer and Crestwood currently expect to complete the merger in the fourth quarter of 2023, subject to the receipt of required Crestwood unitholder approval and regulatory approvals and the satisfaction or waiver of the other conditions to completion of the merger. Because many of the conditions to completion of the merger are beyond the control of Energy Transfer and Crestwood, the exact timing for completion of the merger cannot be predicted with any degree of certainty.

No Energy Transfer Unitholder Approval

Energy Transfer unitholders are not required to approve the merger agreement or the merger or the issuance of ET common units in connection with the merger.

Accounting Treatment of the Transactions

In accordance with accounting principles generally accepted in the United States and in accordance with Financial Accounting Standards Board’s Accounting Standards Codification Topic 805-Business Combinations, Energy Transfer will account for the merger as an acquisition of a business.

Regulatory Approvals

The following is a summary of the material regulatory requirements for completion of the transactions.

Antitrust. Under the HSR Act, and related rules, certain transactions, including the merger, may not be completed until notifications have been given and information furnished to the Antitrust Division and the FTC and all statutory waiting period requirements have been satisfied. Energy Transfer and Crestwood each filed the required notification and report forms under the HSR Act on August 25, 2023.

At any time before or after the effective time of the merger, the Antitrust Division, the FTC antitrust authorities could take action under the U.S. antitrust laws, including seeking to prevent the merger, to rescind the merger or to conditionally approve the merger upon the divestiture of assets of Energy Transfer or Crestwood or subject to other remedies. In addition, U.S. state attorneys general could take action under the antitrust laws as they deem necessary or desirable in the public interest, including, without limitation, seeking to enjoin the completion of the merger or permitting completion subject to regulatory concessions or conditions. Private parties may also seek to take legal action under the antitrust laws under some circumstances. There can be no assurance that a challenge to the merger on antitrust grounds will not be made or, if such a challenge is made, that it would not be successful.

General. Pursuant to the terms of the merger agreement, Energy Transfer and Crestwood have agreed to use their respective reasonable best efforts to take, or cause their subsidiaries to take, all actions necessary, proper or advisable to obtain all regulatory approvals required to consummate the merger.

Pursuant to the merger agreement, Energy Transfer has agreed to take, or cause to be taken, any and all steps and to make, or cause to be made, any and all undertakings necessary to avoid or eliminate each and every impediment to consummation of the transactions contemplated by the merger agreement under regulatory laws (as defined in the merger agreement), including but not limited to defending through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgement (whether temporary, preliminary or permanent) that would prevent the closing of the merger from occurring no later than the End Date (as defined in the merger agreement), provided, however, that Energy Transfer will not be required to, nor will it be required to agree or consent to allow Crestwood to (and Crestwood will not, without Energy Transfer’s prior written consent) (a) sell, divest, license, transfer or otherwise dispose of any businesses, assets, equity interest, product lines, or properties of any person, (b) create, terminate, modify or amend any agreements, relationship, rights or obligations of any person, or (c) accept any restriction on its freedom of action after closing the merger.

Exchange of Units

Equiniti Trust Company, LLC will serve as the exchange agent for purposes of issuing the common unit merger consideration and preferred consideration.

Crestwood Common Units

As soon as reasonably practicable after the effective time (and not later than the 5th business day following the effective time), the exchange agent will mail to each holder of Crestwood common units which at the effective time were converted into the right to receive the common unit merger consideration, (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the Crestwood common units in exchange for ET common units (which will be issued in book-entry form) and cash in lieu of any fractional ET common units. Such holders will be paid the common unit merger consideration to which they are entitled upon the surrender to the exchange agent of such Crestwood common units and a duly completed and validly executed letter of transmittal and any other documents required by the exchange agent. No interest will be paid or will accrue on any cash amounts received as common unit merger consideration and preferred consideration or in lieu of any fractional ET common units.

Crestwood Preferred Units

Energy Transfer will prepare and direct the exchange agent to mail, by the Mailing Date, a Preferred Election Form to each record holder of Crestwood preferred units as of the fifth business day prior to the Mailing Date. The Preferred Election Form will also include other instructions and provisions that Energy Transfer and Crestwood agree are necessary or useful for effecting the surrender of the Crestwood preferred units in exchange for the elected form of consideration. Unless the Crestwood preferred unitholders desire to make the default election, Crestwood preferred unitholders should return their completed Preferred Election Form to the exchange agent by the Election Deadline. Energy Transfer and Crestwood will cooperate to issue a joint press release announcing the Election Deadline not more than 15 business days before, and at least five business days prior to, the Election Deadline.

If you are a Crestwood preferred unitholder and you tender your Crestwood preferred units to make an election, you will not be able to sell those Crestwood preferred units, unless you revoke your election prior to the Election Deadline.

Promptly after the effective time (and not later than the 5th business day following the effective time), the exchange agent will mail to each Crestwood preferred unitholder (other than the holders which have properly completed, and not revoked, Preferred Election Forms) (i) a letter of transmittal and (ii) instructions for use in effecting the surrender of the Crestwood preferred units in exchange for new ET preferred units (which will be issued in book-entry form). Such holders will be issued the new ET preferred units to which they are entitled upon the surrender to the exchange agent of such Crestwood preferred units and a duly completed and validly executed letter of transmittal and any other documents required by the exchange agent.

Any Crestwood preferred unitholder may (i) change such holder’s election with respect to the Crestwood preferred units by written notice received by the exchange agent prior to the Election Deadline, accompanied by a properly completed and signed revised Preferred Election Form, or (ii) revoke such holder’s election by written notice received by the exchange agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of such holder’s certificates, or of the guarantee of delivery of such certificates, previously deposited with the exchange agent. All Preferred Election Forms shall automatically be revoked if the exchange agent is notified in writing by Crestwood or Energy Transfer that the merger has been abandoned and that the merger agreement has been terminated. If a Preferred Election Form is revoked, the certificate(s) (or guarantees of delivery, as appropriate), if any, for the Crestwood preferred units to which such Preferred Election Form relates shall be promptly returned to the Crestwood preferred unitholder submitting the same to the exchange agent.

Distributions; Payment of Common Unit Merger Consideration and Preferred Consideration; Withholding

No distributions declared or made with respect to ET common units or new ET preferred units with a record date after the effective time will be paid to the holder of any unsurrendered Crestwood common units or Crestwood preferred units with respect to the ET common units or new ET preferred units represented by such units, and no cash payment in lieu of fractional ET common units will be paid to any such holder, until such Crestwood common units or Crestwood preferred units, as applicable, have been surrendered in accordance with the terms of the merger agreement. Subject to applicable laws, following surrender of any such Crestwood common units or Crestwood preferred units the record holders of such units will be paid, without interest, (i) promptly after such surrender, the number of whole ET common units or new ET preferred units to which such holder is entitled, payment by cash or check of the amount of cash merger consideration to which such holder is entitled, together with any cash payable in lieu of fractional ET common units to which such holder is entitled, the amount of distributions with a record date after the effective time theretofore paid with respect to such whole ET common units or new ET preferred units and accrued and unpaid distributions through the effective date of conversion or the date of redemption, as applicable, for any Crestwood preferred units converted into Crestwood common units or redeemed and (ii) at the appropriate payment date, the amount of distributions with a record date after the effective time and a payment date subsequent to the surrender of such Crestwood common units or Crestwood preferred units payable with respect to such whole ET common units or new ET preferred units.

All common unit merger consideration and preferred consideration issued upon the surrender for exchange of Crestwood common units or Crestwood preferred units in accordance with the terms of the merger agreement and any cash paid in lieu of fractional ET common units or as distributions pursuant to the merger agreement will be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to such Crestwood common units or Crestwood preferred units. After the effective time, the unit transfer books of Crestwood will be closed, and there will be no further registration of transfers on the unit transfer books of Crestwood common units or Crestwood preferred units. If, after the effective time, Crestwood common units or Crestwood preferred units are presented to the Surviving Entity or the exchange agent for any reason, they will be cancelled and exchanged as provided in the merger agreement. If any Crestwood common units or Crestwood preferred units have been lost, stolen or destroyed, the exchange agent will issue the common unit merger consideration or preferred consideration to be paid with respect to such units, upon the making of an affidavit of the fact by the person claiming their Crestwood common units or Crestwood preferred units to be lost, stolen or destroyed and, if required by Energy Transfer, the posting of a bond, in such reasonable amount as Energy Transfer determines, as indemnity against any claim that many be made against it with respect to such claimed lost stolen or destroyed units.

Each of Energy Transfer, Merger Sub and the exchange agent will be entitled to deduct and withhold from the common unit merger consideration and the preferred consideration otherwise payable to any holder of units, such amounts as are required to be withheld or deducted under the Code, or any tax law with respect to the making of such payment. To the extent that amounts are withheld and paid over to the applicable governmental entity, such withheld or deducted amounts will be treated as having been paid to the holder of the Crestwood common units or Crestwood preferred units in respect of which such deduction and withholding were made.

One year after the effective time, any portion of the exchange fund that remains undistributed to former Crestwood unitholders will be delivered to Energy Transfer and any Crestwood common unitholders or Crestwood preferred units who have not surrendered such units to the exchange agent in compliance with the merger agreement may thereafter look only to Energy Transfer for payment of their claim for the applicable common unit merger consideration or preferred consideration, any cash in lieu of fractional ET common units, and any distributions payable pursuant to the merger agreement.

Listing of ET Common Units and New ET Preferred Units Issued in the Transactions; Delisting and Deregistration of Crestwood Common Units and Crestwood Preferred Units After the Transactions

It is a condition to the completion of the transactions that the ET common units and new ET preferred units deliverable to the Crestwood unitholders as contemplated by the merger agreement will have been approved for listing (subject, if applicable, to official notice of issuance) for trading on the NYSE. Although the merger agreement requires that new ET preferred units issued in connection with the merger be listed on the NYSE, there can be no assurance that such new ET preferred units will continue to be listed in the future. Upon completion of the merger, the Crestwood common units and Crestwood preferred units will cease to be listed on the NYSE and will subsequently be deregistered under the Exchange Act.

Litigation Related to the Merger

Energy Transfer and Crestwood may be subject to class action lawsuits relating to the merger, which could result in an injunction preventing the completion of the merger, substantial costs to Energy Transfer and Crestwood and/or materially adversely affect their business, financial condition and operating results. As of September 22, 2023, Crestwood and Energy Transfer are unaware of any securities class action lawsuits or derivative lawsuits having been filed in connection with the merger. See “Risk Factors” for additional information regarding any such potential litigation.

THE MERGER AGREEMENT

The following section summarizes material provisions of the merger agreement. This summary does not purport to be complete and may not contain all of the information about the merger agreement that is important to you. This summary is subject to, and qualified in its entirety by reference to, the merger agreement, which is attached as Annex A to this document and is incorporated by reference herein. The rights and obligations of the parties are governed by the express terms and conditions of the merger agreement and not by this summary or any other information contained in this document. You are urged to read the merger agreement carefully and in its entirety before making any decisions regarding the merger.

The merger agreement summary is included in this document only to provide you with information regarding the terms and conditions of the merger agreement, and not to provide any other factual information about Energy Transfer or Crestwood or their respective subsidiaries, affiliates or businesses. Accordingly, the representations and warranties and other provisions of the merger agreement should not be read alone, but instead should be read together with the information provided elsewhere in this document and in the documents incorporated by reference herein. See “Where You Can Find More Information.”

The representations, warranties and covenants contained in the merger agreement and described in this document were made only for purposes of the merger agreement and as of specific dates and may be subject to more recent developments, were made solely for the benefit of the other parties to the merger agreement and may be subject to limitations agreed upon by the contracting parties, including being qualified by reference to confidential disclosures which may modify, qualify or create exceptions to the representations and warranties, for the purposes of allocating risk between the parties to the merger agreement instead of establishing these matters as facts, and may apply standards of materiality in a way that is different from what may be viewed as material by you or other investors. The representations and warranties contained in the merger agreement do not survive the effective time of the merger. Moreover, information concerning the subject matter of the representations, warranties, covenants and agreements may change after the date of the merger agreement. Energy Transfer and Crestwood will provide additional disclosure in their filings with the SEC, to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws.

The Merger

The merger agreement, by and among Energy Transfer, Merger Sub, Crestwood and, solely for the purposes of Sections 2.1(a), 2.1(b), 2.1(c) and 5.21 thereof, ET GP, provides for the merger of Crestwood with and into Merger Sub, with Merger Sub continuing as the surviving entity and a wholly owned subsidiary of Energy Transfer. The Merger Sub organizational documents immediately prior to the effective time of the merger will be the Surviving Entity’s organizational documents after the merger unless and until such are amended following the merger.

Merger Closing and Effective Time

The closing of the merger will be on the second business day after the satisfaction or waiver of the conditions to closing, which are described in the section titled “—Conditions to the Merger” unless Energy Transfer and Crestwood agree in writing to a different date. The merger will be effective at the time the certificate of merger is filed with the Secretary of State of the State of Delaware or at such later time as the parties agree upon and is specified in the certificate of merger in accordance with the Delaware Act and the Delaware Limited Liability Company Act (the “Delaware LLC Act” and, together with the Delaware Act, “the Delaware Acts”) (the “effective time”).

Officers

Energy Transfer will be the sole member of the Surviving Entity following the effective time. Certain directors and officers of Energy Transfer will be the initial officers of the Surviving Entity following the effective time and will hold their respective positions until their respective successors are duly elected and qualified, or their earlier death, resignation or removal.

Common Unit Merger Consideration and Preferred Consideration

Common Unit Merger Consideration and Preferred Consideration

At the effective time, each Crestwood common unit outstanding immediately prior to the effective time (other than Excluded Units (as defined in the merger agreement)) will be cancelled and converted into the right to receive 2.07 ET common units and cash in lieu of any fractional ET common units.

At the effective time, each Crestwood Class A unit issued and outstanding immediately prior to the effective time will be cancelled, converted into and will thereafter represent the right to receive 1.828 Energy Transfer Class B units.

At the effective time, each Crestwood preferred unit outstanding immediately prior to the effective time will, at the election of the Crestwood preferred unitholder, in accordance with the Crestwood Partnership Agreement, (i) convert into Crestwood common units, at the then-applicable Conversion Ratio (as defined in the Crestwood Partnership Agreement, currently one Crestwood common unit for 10 Crestwood preferred units), subject to the payment of any accrued but unpaid distributions prior to the effective time, (ii) convert into new ET preferred units or (iii) be redeemed in exchange for cash or Crestwood common units, at the sole discretion of Crestwood GP, at a price of (x) $9.218573 per Crestwood preferred unit or (y) if the requisite consents are obtained in connection with the Preferred Consent Solicitation, $9.857484 per Crestwood preferred unit, in each case, plus accrued and unpaid distributions to the date of such redemption.

Crestwood preferred unitholders that receive Crestwood common units pursuant to the foregoing clauses (i) or (iii) will be entitled to receive the common unit merger consideration at the effective time. If no election is made by a holder of Crestwood preferred units, such holder will be deemed to have elected to receive new ET preferred units. Crestwood has agreed to cause Crestwood GP to elect to pay cash for any Crestwood preferred units whose holders have elected to have such Crestwood preferred units redeemed pursuant to a Redemption Election as described in clause (iii) above.

Preferred Election Procedures

Prior to the effective time, each Crestwood preferred unitholder will have the right to submit a Preferred Election Form specifying the number of Crestwood preferred units held by such Crestwood preferred unitholder that such person desires to:

•

convert to Crestwood common units at the then applicable Conversion Ratio (as defined in the Crestwood Partnership Agreement or amended Crestwood Partnership Agreement, as applicable, currently one Crestwood common unit for 10 Crestwood preferred units) (a “Conversion Election”);

•	convert to new ET preferred units; or

•

have redeemed in exchange for cash or Crestwood Common Units, at the sole discretion of Crestwood GP, at a price of (x) $9.218573 per Crestwood preferred unit or (y) if the requisite consents are obtained in connection with the Preferred Consent Solicitation, $9.857484 per Crestwood preferred unit, in each case, plus accrued and unpaid distributions to the date of such redemption.

Crestwood has agreed to cause Crestwood GP to elect to pay cash for any Crestwood preferred units whose holders have validly made a Redemption Election.

Energy Transfer will prepare and direct the exchange agent to mail, by the Mailing Date, a Preferred Election Form (in a form and substance reasonably satisfactory to Crestwood) to each record holder of Crestwood preferred units as of the fifth business day prior to the Mailing Date. The Preferred Election Form will also include other instructions and provisions that Energy Transfer and Crestwood agree are necessary or useful for effecting the surrender of the Crestwood preferred units in exchange for the elected form of consideration. Crestwood preferred unitholders should return their completed Preferred Election Form to the exchange agent by the Election Deadline. Energy Transfer and Crestwood will cooperate to issue a joint press release specifying the date of the Election Deadline not more than 15 business days before, and at least five business days prior to, the Election Deadline.

If a Crestwood preferred unitholder wishes to elect the type of consideration that Crestwood preferred unitholder will receive in the merger, that Crestwood preferred unitholder should carefully review and follow the instructions that will be set forth in the Preferred Election Form. Crestwood preferred unitholders who hold their Crestwood preferred units in “street name” or through a bank, broker or other nominee should follow the instructions of the bank, broker or other nominee for making an election with respect to those Crestwood preferred units. Crestwood preferred units as to which the holder has not made a valid election prior to the Election Deadline will be deemed to have made the default election.

To make a valid election, each Crestwood preferred unitholder must submit a properly completed Preferred Election Form, accompanied by duly executed transmittal materials included in the Preferred Election Form, together with Crestwood preferred unit certificates or a properly completed guarantee of delivery (except with respect to book-entry units, in which case you should follow the instructions set forth in the election form) to the exchange agent prior to the Election Deadline in accordance with the instructions on the Preferred Election form.

A Preferred Election Form will be properly completed only if accompanied by Crestwood preferred unit certificates for the Crestwood preferred units to which such election form relates (or book-entry transfer of uncertificated units) representing all Crestwood preferred units covered by the election form (or customary affidavits and indemnification regarding the loss or destruction of the certificates, as will be described in the election form). If a Crestwood preferred unitholder cannot deliver the Crestwood preferred unit certificates to the exchange agent by the Election Deadline, that unitholder may deliver a notice of guaranteed delivery promising to deliver the certificates, as will be described in the Preferred Election Form, so long as the actual certificates are in fact delivered to the exchange agent within five business days after the execution of the guarantee of delivery.

Generally, an election may be changed, but only by written notice received by the exchange agent prior to the Election Deadline accompanied by a properly completed and signed revised Preferred Election Form. A Crestwood preferred unitholder may also revoke that Crestwood preferred unitholder’s election by either submitting a written notice to the exchange agent or withdrawing the certificates representing the Crestwood preferred units covered by the Preferred Election Form, in each case, prior to the Election Deadline. If an election is revoked, or the merger agreement is terminated, and any certificates (or guarantees of delivery, as applicable) have been transmitted to the exchange agent, the exchange agent will promptly return those certificates (or guarantees of delivery, as applicable) to the Crestwood preferred unitholder who submitted those documents.

Once Crestwood preferred unitholders have tendered their Crestwood preferred unit certificates to the exchange agent, they may not transfer their Crestwood preferred units represented by those certificates until the merger is completed, unless they revoke their election by written notice to the exchange agent that is received prior to the Election Deadline.

Crestwood preferred unitholders will not be entitled to revoke or change their elections following the Election Deadline. As a result, if a Crestwood preferred unitholder has made one or more elections, that Crestwood preferred unitholder will be unable to revoke those elections or sell the applicable Crestwood preferred units during the interval between the Election Deadline and the date of completion of the merger.

Crestwood preferred units as to which the holder has not made a valid election prior to the Election Deadline, including as a result of revocation, will be deemed to have made a default election. The determination of the exchange agent will be binding as to whether an election has been properly made or revoked. If it is determined by the exchange agent that any purported Conversion Election or Redemption Election was not properly made, the purported election will be deemed to be of no force or effect and the holder making the purported election will be deemed to have made a default election, unless a proper election is subsequently made on a timely basis.

Conditions to the Merger

Conditions to Each Party’s Obligations

Each party’s obligation to complete the merger is subject to the fulfillment or waiver of the following conditions at or prior to the effective time:

•	the merger agreement must have been approved by the holders of a majority of the outstanding Crestwood common units and Crestwood preferred units, on an as-converted basis, voting as a single class;

•

the absence of any law, statute, ordinance, rule, regulation, judgment, injunction, order or decree by any court or governmental entity of competent jurisdiction which prohibits or prevents the consummation of the merger or any other transaction contemplated by the merger agreement;

•	the expiration or termination of all waiting periods (including extensions thereof) applicable to the merger or related transactions under the HSR Act must have occurred;

•

the receipt by Energy Transfer of an opinion of Kirkland & Ellis (or, if Kirkland & Ellis is unable or unwilling to render such an opinion, the written opinion of another nationally recognized counsel as may reasonably acceptable to Energy Transfer), dated as of the closing date, to the effect that (i) at least 90% of the gross income of Energy Transfer for all of the calendar year that immediately precedes the calendar year that includes the closing date and each calendar quarter of the calendar year that includes the closing date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code and (ii) at least 90% of the combined gross income of each of Energy Transfer and Crestwood for all of the calendar year that immediately precedes the calendar year that includes the closing date and each calendar quarter of the calendar year that includes the closing date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code;

•

the receipt by Crestwood of an opinion of Vinson & Elkins (or, if Vinson & Elkins is unable or unwilling to render such an opinion, the written opinion of another nationally recognized counsel as may reasonably acceptable to Crestwood), dated as of the closing date, to the effect that at least 90% of the gross income of Crestwood for all of the calendar year that immediately precedes the calendar year that includes the closing date and each calendar quarter of the calendar year that includes the closing date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code; and

•

the registration statement on Form S-4 (of which this document forms a part) must be effective and the absence of any SEC stop order or the initiation or threat of any proceedings seeking a stop order.

Conditions to Crestwood’s Obligations

The obligation of Crestwood to effect the merger is further subject to the fulfillment, or waiver by Crestwood prior to the effective time, of the following conditions:

•

the representations and warranties of Energy Transfer and Merger Sub in the merger agreement must be true and correct as of the date of the merger agreement and as of the closing date as though made at the closing date (without giving effect to any materiality, material adverse effect and similar qualifiers) except where the failure to be true and correct would not, in the aggregate, reasonably be expected to have a material adverse effect on Energy Transfer and Merger Sub, provided that the representations and warranties that speak only as of a particular date or period need only be true and correct as of such date or period, except:

•

the representations and warranties of Energy Transfer and Merger Sub regarding the capitalization of Energy Transfer and its subsidiaries must be true and correct except for immaterial inaccuracies both as of the date of the merger agreement and as of the closing date as though made at the closing date, except for immaterial inaccuracies; and

•

the representations and warranties of Energy Transfer and Merger Sub regarding the absence of a material adverse effect at Energy Transfer since June 30, 2023 must be true and correct as of the date of the merger agreement and as of the closing date;

•

Energy Transfer must have, in all material respects, performed all of its obligations and complied with all covenants required by the merger agreement to be performed or complied with by it prior to the effective time;

•	Energy Transfer must have delivered to Crestwood a certificate, dated as of the closing date, certifying to the effect that the two foregoing conditions to closing have been satisfied;

•

Crestwood must have received an opinion of Vinson & Elkins (or, if Vinson & Elkins is unable or unwilling to render such an opinion, the written opinion of another nationally recognized counsel as may reasonably acceptable to Crestwood), dated as of the closing date, to the effect that, for U.S. federal income tax purposes, Crestwood should not recognize any income or gain as a result of the merger and no gain or loss should be recognized by Crestwood common unitholders (in their capacity as Crestwood common unitholders) and Crestwood preferred unitholders (in their capacity as Crestwood preferred unitholders) as a result of the merger (in each case, subject to certain exception and limitations set forth in the merger agreement);

•	ET units to be issued in the merger must have been approved for listing on the NYSE, subject to official notice of issuance; and

•	an Energy Transfer material adverse effect must not have occurred since the date of the merger agreement.

Conditions to Energy Transfer’s Obligations

The obligation of Energy Transfer to effect the merger is further subject to the fulfillment, or waiver by Energy Transfer, at or prior to the effective time, of the following conditions:

•

the representations and warranties of Crestwood in the merger agreement must be true and correct as of the date of the merger agreement and as of the closing date as though made at the closing date (without giving effect to any materiality, material adverse effect and similar qualifiers) except where the failure to be true and correct would not, in the aggregate, reasonably be expected to have a material adverse effect on Crestwood, provided that the representations and warranties that speak only as of a particular date or period need only be true and correct as of such date or period, except:

•

the representations and warranties of Crestwood regarding the equity interests of Crestwood must be true and correct except for immaterial inaccuracies both as of the date of the merger agreement and as of the closing date as though made at the closing date; and

•

the representations and warranties of Crestwood regarding the absence of a material adverse effect at Crestwood since June 30, 2023 must be true and correct as of the date of the merger agreement and as of the closing date;

•

Crestwood must have performed, in all material respects, all of its obligations and complied with all covenants required by the merger agreement to be performed or complied with prior to the effective time;

•	Crestwood must have delivered to Energy Transfer a certificate, dated as of the closing date, certifying to the effect that the two foregoing conditions to closing have been satisfied;

•

Energy Transfer shall have received an opinion of Kirkland & Ellis (or, if Kirkland & Ellis is unable or unwilling to render such an opinion, the written opinion of another nationally recognized counsel as may reasonably acceptable to Energy Transfer), dated as of the closing date, to the effect that, for U.S. federal income tax purposes, (i) Energy Transfer should not recognize any income or gain as a result of the merger and (ii) no gain or loss should be recognized by holders of ET common units (in their capacity as holders of ET common units) immediately prior to the merger as a result of the merger (other than any gain or loss resulting from any decrease in partnership liabilities pursuant to Section 752 of the Code); and

•	a Crestwood material adverse effect must not have occurred since the date of the merger agreement.

No Dissenters’ or Appraisal Rights

No dissenters’ or appraisal rights are available to Crestwood unitholders with respect to the merger or the other transactions contemplated by the merger agreement.

Representations and Warranties

The merger agreement contains general representations and warranties made by each of Energy Transfer and Merger Sub, on the one hand, and Crestwood on the other, to the other party, regarding aspects of their respective businesses, financial condition and structure, as well as other facts pertinent to the merger. These representations and warranties are in many respects subject to materiality, knowledge and other similar qualifications contained in the merger agreement and expire at the effective time. The representations and warranties of each of Energy Transfer and Merger Sub, on the one hand, and Crestwood on the other, were made solely for the benefit of the other party. In addition, those representations and warranties were intended not as statements of actual fact, but rather as a way of allocating risk between the parties, were modified by the disclosure schedules attached to the merger agreement, were subject to the materiality standard described in the merger agreement (which may differ from what may be viewed as material by you) and were made only as of the date of the merger agreement and the closing date of the merger or another date as is specified in the merger agreement. Information concerning the subject matter of these representations or warranties may have changed since the date of the merger agreement. Energy Transfer and Crestwood will provide additional disclosure in their SEC reports to the extent that they are aware of the existence of any material facts that are required to be disclosed under federal securities laws and that might otherwise contradict the terms and information contained in the merger agreement and will update such disclosure as required by federal securities laws.

Crestwood

Crestwood made a number of representations and warranties to Energy Transfer and Merger Sub, including representations and warranties related to the following matters:

•	the organization, qualification to do business and good standing of Crestwood and its subsidiaries;

•	the capital structure of Crestwood and its subsidiaries;

•

the authority of Crestwood, and the governmental and regulatory approvals necessary, to enter into the merger agreement and consummate the transactions contemplated thereby, and the absence of any loss, or creation of any lien, or violation of the organizational documents of Crestwood and its subsidiaries or any applicable laws resulting from the consummation of the transactions contemplated by the merger agreement;

•	Crestwood’s and its subsidiaries’ SEC filings and the financial statements contained therein;

•	Crestwood’s internal controls over financial reporting and disclosure controls and procedures;

•	Crestwood and its subsidiaries’ SEC filings and the financial statements contained therein;

•	the absence of undisclosed liabilities for Crestwood and its subsidiaries;

•	Crestwood and its subsidiaries’ compliance with laws and permits;

•	Crestwood and its subsidiaries’ environmental liabilities and compliance with environmental laws;

•	Crestwood and its subsidiaries’ employee benefit plans and other employee benefits matters;

•	the conduct of Crestwood and its subsidiaries’ business and the absence of certain adverse changes or events since June 30, 2023;

•	litigation, investigations, claims or judgments against Crestwood or its subsidiaries;

•	the accuracy of the information supplied by Crestwood and its subsidiaries for this document and the registration statement of which it is a part;

•	certain regulatory matters related to Crestwood and its subsidiaries;

•	Crestwood and its subsidiaries’ taxes, tax returns and other tax matters;

•	certain employment and labor matters related to Crestwood and its subsidiaries;

•	Crestwood and its subsidiaries’ intellectual property;

•	Crestwood and its subsidiaries’ owned and leased real property and rights-of-way;

•	Crestwood and its subsidiaries’ insurance policies;

•	the receipt by the Crestwood board of directors of an opinion from Evercore related to the fairness, from a financial point of view, of the exchange ratio to the Crestwood common unitholders;

•	Crestwood and its subsidiaries’ material contracts and the absence of a material breach of or material default under such contracts;

•	the related party transactions of Crestwood and its subsidiaries;

•	investment banker, broker or finder fees in connection with the consummation of the merger;

•	the inapplicability of any state’s anti-takeover statute restrictions;

•	the absence of any material violations during the past five years of any laws governing export control and economic sanctions by Crestwood and its subsidiaries; and

•	the absence of any additional Energy Transfer or Merger Sub representations or warranties beyond those in the merger agreement.

Energy Transfer and Merger Sub

Energy Transfer and Merger Sub each also made a number of representations and warranties to Crestwood, including representations and warranties related to the following matters:

•	organization, qualification to do business and good standing of Energy Transfer and its subsidiaries;

•	the equity interests of Energy Transfer and capital structure of Merger Sub;

•

the authority of Energy Transfer and Merger Sub, and governmental and regulatory approvals necessary, to enter into the merger agreement and consummate the transactions contemplated thereby, and the absence of any loss, or creation of any lien, or violation of the organizational documents of Energy Transfer and its subsidiaries, or any applicable laws resulting from the consummation of the transactions contemplated by the merger agreement;

•	Energy Transfer and its subsidiaries’ SEC filings and the financial statements contained therein;

•	Energy Transfer’s internal controls over financial reporting and disclosure controls and procedures;

•	the absence of undisclosed liabilities for Energy Transfer and its subsidiaries;

•	Energy Transfer and its subsidiaries’ compliance with laws and permits;

•	Energy Transfer’s and its subsidiaries’ environmental liabilities and compliance with environmental laws;

•	the conduct of Energy Transfer and its subsidiaries’ business and the absence of certain adverse changes or events since June 30, 2023;

•	litigation, investigations, claims or judgments against Energy Transfer or its subsidiaries;

•	the accuracy of the information supplied by Energy Transfer or its subsidiaries for this document and the registration statement of which it is a part;

•	certain regulatory matters related to Energy Transfer and its subsidiaries;

•	Energy Transfer’s taxes and tax returns and other tax matters;

•	investment banker, broker or finder fees in connection with the consummation of the merger;

•	Energy Transfer’s (and its affiliates’) non-ownership of Crestwood common units;

•	the availability to Energy Transfer of sufficient funds to refinance Crestwood’s indebtedness or otherwise satisfy requirements of such obligations; and

•	the absence of any additional Crestwood representations or warranties beyond those in the merger agreement.

Definition of Material Adverse Effect

Many of the representations and warranties of Energy Transfer, Merger Sub and Crestwood are qualified by a material adverse effect standard. For purposes of the merger agreement, “material adverse effect,” with respect to either Energy Transfer or Crestwood, is defined to mean an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of either (i) Energy Transfer and its subsidiaries, taken as a whole or (ii) Crestwood and its subsidiaries, taken as a whole, as the case may be, in either case, other than any event, change, effect, development or occurrence:

•

in or generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in the United States or elsewhere in the world, including any changes in supply, demand, currency exchange rates, tariff policy, monetary policy or inflation (so long as it does not disproportionately affect the applicable party relative to similarly situated industry companies); or

•	resulting from or arising out of:

(A)	changes or developments in the industries in which the applicable party or its subsidiaries conduct their business;

(B)

changes or developments in prices for oil, natural gas or other commodities or for the applicable party’s raw material inputs and end products, including general market prices and regulatory changes generally affecting the industries in which the applicable party and its subsidiaries operate;

(C)

the negotiation, execution, announcement, pendency or the existence of, or compliance with or performance under the merger agreement or the transactions contemplated thereby (including its impact on the relationships of the applicable party and its subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the merger or the other transactions contemplated by the merger agreement);

(D)	taking of any action required by the merger agreement or at the written request of (i) Energy Transfer or Merger Sub, in the case of Crestwood, or (ii) Crestwood, in the case of Energy Transfer;

(E)

adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other law of or by governmental entity, or market administrator;

(F)	changes in GAAP or accounting standards or interpretations thereof;

(G)

earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, epidemics, pandemics (including SARS CoV-2), or any weather-related or meteorological events or other force majeure event or natural disasters or outbreak or escalation of hostilities or acts of war or terrorism, sabotage, civil disobedience, cyber-attack or any escalation or general worsening of the foregoing;

(H)

failure by the applicable party to meet any internal or external projections or forecasts or estimates, milestones or budgets or financial or operating predictions of revenues, earnings or other financial or operating metrics for any period (although this exclusion does not affect a determination that the underlying event, change, effect, development or occurrence resulted in, or contributed to, a material adverse effect); or

(I)

any changes in the unit price or trading volume of the equity interests of Energy Transfer or Crestwood, as the case may be, or in their respective credit ratings (although this exclusion does not affect a determination that the underlying event, change, effect, development or occurrence resulted in, or contributed to, a material adverse effect);

except, in each case with respect to subclauses (A) and (B) and (E) through (G) above, to the extent disproportionately affecting Energy Transfer or Crestwood, as the case may be, and its subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which such party and its subsidiaries operate.

Conduct of Business Pending the Merger

Crestwood

Crestwood has agreed that, until the earlier of the termination of the merger agreement or the effective time, except as required by law or any applicable stock exchange or regulatory authority, as may be consented to in writing by Energy Transfer (which consent will not be unreasonably withheld, delayed or conditioned), as may be contemplated or required by the merger agreement or, to the extent action is reasonably taken or omitted in response to an emergency or as set forth on Crestwood’s disclosure schedule to the merger agreement, Crestwood will, and will cause its subsidiaries to, use their commercially reasonable efforts to conduct their businesses in the ordinary course and preserve substantially intact their present lines of business, maintain its rights and franchises and preserve its relationships with customers and suppliers.

Crestwood has further agreed that, on behalf of itself and its subsidiaries, until the earlier of the termination of the merger agreement or the effective time, except as required by law or any applicable stock exchange or regulatory authority, as may be agreed in writing by Energy Transfer (which consent will not be unreasonably withheld, delayed or conditioned), as may be contemplated or required by the merger agreement or as set forth on Crestwood’s disclosure schedule, Crestwood:

•

will not adopt any amendment to its certificate of limited partnership or partnership agreement, and will not permit its subsidiaries to adopt any amendments to their respective certificate of limited partnership, partnership agreement, certificate of formation, limited liability company agreement, certificate of incorporation or bylaws or similar organizational documents;

•

will not permit its subsidiaries to issue, sell, pledge, dispose of, encumber, split, combine or reclassify or authorize the issuance, sale, pledge disposition, encumbrance split, combination or reclassification of any of its partnership interests, limited liability company interests or other equity interests of Crestwood or its subsidiaries or any securities convertible into or exchangeable for any such partnership interests, limited liability company interests or other equity interests, or any rights, warrants or options to acquire any such partnership interests, limited liability company interests, equity interests or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing benefit plans of Crestwood, other than issuances of Crestwood common units or common units under the Niobrara LLC Agreement (as defined in the merger agreement), issuances of Crestwood common units in respect of any settlement of any of the equity awards outstanding on the date of the merger agreement in accordance with their current terms, sales of Crestwood common units pursuant to its Employee Unit Purchase Plan in accordance with the merger agreement or for transactions among Crestwood and its subsidiaries or among Crestwood’s subsidiaries;

•

will not, and will not permit its subsidiaries to, authorize or pay any dividend or make any distribution with respect to outstanding partnership interests, limited liability company interests or other equity interests (whether in cash, assets, stock or other securities of Crestwood or its subsidiaries), except (1) by a subsidiary only to Crestwood or its subsidiaries in the ordinary course of business, (2) those required under the organizational documents of the entity in effect on the date of the merger agreement, (3) regular quarterly cash distributions with customary record and payment dates on Crestwood common units, not in excess of $0.655 per Crestwood common unit per quarter (4) dividends or distributions paid or settled in connection with the exercise or settlement of any equity award of Crestwood outstanding on the date hereof in accordance with their terms in effect as of the date hereof, (5) the payment of a Special Distribution if Crestwood and Energy Transfer mutually agree that closing is reasonably expected to occur before the ex-dividend date of Energy Transfer’s regular quarterly distribution for the quarter ending December 31, 2023, (6) regular quarterly cash distributions with customary record and payment dates on the Crestwood preferred units, and the payment of any accrued and unpaid distributions in respect of the Crestwood preferred units in connection with the payment of the Special Distribution, in each case as required by and in accordance with the terms of the Crestwood Partnership Agreement and (7) regular quarterly cash distributions on the Series A Preferred Units under the Niobrara LLC Agreement (as defined in the merger agreement) and, in the case of clauses (6) and (7), in the amounts set forth in Crestwood’s disclosure schedule;

•

will not, and will not permit its subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, or any reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the merger, or any mergers, consolidations, restructurings or reorganizations solely among Crestwood and its wholly owned subsidiaries or among its wholly owned subsidiaries;

•

will not, and will not permit its subsidiaries to, make any acquisition or make any loans, advances or capital contributions to, or investments in excess of $35 million in the aggregate, except (1) as contemplated by Crestwood’s 2023 capital growth plan or Crestwood’s 2024 capital growth plan, (2) among Crestwood and its wholly owned subsidiaries or among its wholly owned subsidiaries, (3) purchases or acquisitions of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business (4) capital contributions not to exceed $260 million to redeem those certain Series A Preferred Units (as defined in the merger agreement) in accordance with the terms of the Niobrara LLC Agreement (as defined in the merger agreement) or (5) capital contributions made in response to any emergency; provided, however, that, in each case, would not be expected to prevent, materially impede or materially delay the consummation of the merger;

•

will not, and will not permit its subsidiaries to, sell, lease, license, transfer, exchange or swap or dispose of any properties or non-cash assets with a value of more than $35 million, except (1) of obsolete or worthless equipment, (2) of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business or (3) among Crestwood and its wholly owned subsidiaries or among its wholly owned subsidiaries;

•

except as required by any Crestwood benefit plan as in effect on the date of the merger agreement and listed in Crestwood’s disclosure schedule, will not, and will not permit its subsidiaries to, (1) increase the compensation or benefits payable or provided to any directors, officers, employees or other individual service providers of Crestwood, (2) enter into, adopt, terminate or amend any employment, change of control, severance or retention agreement, special pay, consulting, non-competition or similar agreement or arrangement with any director, officer, employee, or other individual service provider of Crestwood or any of its subsidiaries, (3) establish, adopt, enter into, terminate or amend or modify Crestwood benefit plan, except for annual renewals of group welfare plans in the ordinary course of business consistent with past practice that would not result in material additional or increased costs, (4) enter into, terminate or amend any collective bargaining agreement, (5) hire or terminate (other than for cause) the employment or engagement of any employee or individual service provider of Crestwood or any of its subsidiaries with an annual base compensation in excess of $175,000, (6) grant, announce or authorize the grant of any Crestwood equity awards, (7) enter into or make any loans or advances to any of its officers, directors, employees, agents, or consultants (other than those for travel or reasonable business expenses) or (8) implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that trigger obligations under the Worker Adjustment and Retraining Notification Act of 1998, as amended;

•

will not, and will not permit its subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting material items for financial accounting purposes, except as required by GAAP, Federal Energy Regulatory Commission (“FERC”) regulations, SEC rule or policy or law;

•

will not, and will not permit its subsidiaries to purchase, redeem or otherwise acquire any shares of capital stock of any of them or any rights, warrants or options to acquire any such shares, except for (i) transactions among Crestwood and its subsidiaries or among its subsidiaries or (ii) a Special Partial Redemption in accordance with the terms of the Niobrara LLC Agreement (as defined in the merger agreement);

•

will not, and will not permit its subsidiaries to become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except for (1) any indebtedness not pursuant to the Crestwood Credit Agreement incurred in the ordinary course of business, (2) any indebtedness among Crestwood and its wholly owned subsidiaries or among its wholly owned subsidiaries, (3) any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness on substantially the same or more favorable terms and such replacement, renewal, extension, refinancing or refunding of such existing indebtedness does not exceed the existing principal amount of such existing indebtedness being replaced, renewed, extended, refinanced or refunded plus fees, expenses (including any make-whole and repurchase premiums), accrued and unpaid interest in connection therewith, (4) any guarantees by Crestwood of indebtedness of its subsidiaries or guarantees by its subsidiaries of indebtedness of Crestwood or any Crestwood subsidiary, which indebtedness is incurred in compliance with the merger agreement, (5) any indebtedness incurred in response to any emergency, (6) any indebtedness incurred in connection with a Special Partial Redemption (as defined in the merger agreement) not to exceed $260 million, and (7) any indebtedness incurred pursuant to Crestwood’s credit agreement, not to exceed $100 million, excluding, for the avoidance of a doubt any indebtedness incurred in accordance with the foregoing clauses (1) through (6); in each case, provided that such indebtedness does not impose or result in any additional restrictions or limitations that would be material to Crestwood and its subsidiaries, or, following the closing of the merger, Energy Transfer and its subsidiaries, other than any obligation to make payments on such indebtedness and other than any restrictions or limitations to which Crestwood or any subsidiary is subject as of the date of the merger agreement;

•

other than in the ordinary course of business, will not, and will not permit its subsidiaries to, modify, amend or terminate, or waive any rights under any material contract or permit, in a manner or with an effect that is materially adverse to Crestwood and its subsidiaries, taken as a whole;

•

other than agreements, arrangements or contracts made in the ordinary course of business, on terms no less favorable to Crestwood and its subsidiaries than those generally being provided to or available from unrelated third parties, and in each case involving aggregate payments of less than $50 million, will not, and will not permit any of its subsidiaries to, enter into any agreement, arrangement, contract or other transaction with any affiliate;

•

will not, and will not permit its subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises (1) equal to or lesser than the amounts reserved for it on the balance sheet as of June 30, 2023 or (2) that do not exceed $25 million;

•

will not (except in the ordinary course of business) (1) change its fiscal year or any material method of tax accounting, (2) make, change or revoke any material tax election, (3) enter into any closing agreement, with respect to, or otherwise settle or compromise, any material tax liability, (4) file any material amended tax return, (5) surrender a claim for a material refund of taxes, (6) fail to pay any material tax (including estimated tax payments or installments) that becomes due and payable (other than taxes being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established);

•

will not take any action or fail to take any reasonable action that would reasonably be expected to cause Crestwood or any of its subsidiaries to be treated, for U.S. federal income tax purposes, as a corporation, and will not, and will not permit any of its subsidiaries to, engage in any activity or conduct its business in a manner that would cause less than 90% of the gross income of Crestwood for any calendar quarter since its formation and prior to the effective time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code;

•

for transactions between Crestwood and its subsidiaries or among its subsidiaries, will not, and will not permit its subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of Crestwood or any subsidiary, other than at stated maturity, prepayment and repayment of existing indebtedness in connection with any replacement, renewal, extension, refinancing or refund thereof, prepayment and repayment of revolving loans in the ordinary course of business, and any required amortization payments and mandatory prepayments, in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date of the merger agreement; and

•	will not, and will not permit any of its subsidiaries to, agree to take any of the foregoing actions.

Energy Transfer

Energy Transfer has agreed that, until the earlier of the termination of the merger agreement or the effective time, except as required by law or any applicable stock exchange or regulatory authority, as may be consented to in writing by Crestwood (which consent will not be unreasonably withheld, delayed or conditioned), as may be contemplated or required by the merger agreement, or, to the extent action is reasonably taken or omitted in response to an emergency or as set forth on Energy Transfer’s disclosure schedule to the merger agreement, Energy Transfer will, and will cause its subsidiaries to, use commercially reasonable efforts conduct its business in the ordinary course, and to preserve substantially intact their present lines of business, maintain its rights and franchises and preserve its relationships with customers and suppliers.

Energy Transfer has further agreed that, until the earlier of the termination of the merger agreement or the effective time, except as required by law or any applicable stock exchange or regulatory authority, as may be agreed in writing by Crestwood (which consent will not be unreasonably withheld, delayed or conditioned), as may be contemplated or required by the merger agreement, or as set forth on Energy Transfer’s disclosure schedule, Energy Transfer:

•	will not adopt any material amendment to Energy Transfer’s organizational documents or the certificate of formation, limited liability company agreement or similar organizational documents of ET GP;

•

subject to certain exceptions set forth in the merger agreement, will not, and will not permit its subsidiaries to, split, combine or reclassify any of their equity interests or other ownership interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for units or equity interests, except for any such transaction by a wholly owned subsidiary of Energy Transfer which remains a wholly owned subsidiary after such transaction and issuance of ET Class A units in accordance with Energy Transfer’s organizational documents;

•

will not, and will not permit any of its subsidiaries that is not, directly or indirectly, wholly owned by Energy Transfer to, authorize or pay any dividends on or make any distribution with respect to its outstanding partnership interests, limited liability company interests or other equity securities (whether in cash, assets, partnership units, stock or other securities Energy Transfer or its subsidiaries), except for (1) dividends or distributions by any subsidiaries only to Energy Transfer or its subsidiaries in the ordinary course of business, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of the merger agreement, and (3) regular quarterly cash distributions with respect to (i) the ET common units with customary record and payment dates on the ET common units (including increases in the amount of such quarterly cash distributions consistent with public disclosure made by Energy Transfer prior to the date of the merger agreement and excluding any special or one time distributions), (ii) the Energy Transfer Class B units and (iii) the Energy Transfer preferred units as required by terms of the Energy Transfer preferred units;

•

will not, and will not permit any of its material subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, other than any restructuring or reorganization solely among Energy Transfer and its subsidiaries or among Energy Transfer’s subsidiaries;

•

take any action or fail to take any reasonable action that would reasonably be expected to cause Energy Transfer to be treated, for U.S. federal income tax purposes, as a corporation, and will not, and will not permit any of its Subsidiaries to, engage in any activity or conduct its business in a manner that would cause less than 90% of the gross income of Energy Transfer for any calendar quarter since its formation and prior to the effective time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code;

•

prior to December 31, 2023 (unless Energy Transfer agrees to extend to a later date pursuant to the terms of the merger agreement (See “The Merger Agreement—Termination of the Merger Agreement”)), will not, and will not permit any of its subsidiaries to, acquire, or enter into any agreement to acquire or enter into any joint venture arrangement with respect to any other person or entity in any manner that would reasonably be expected to prevent, materially impede or materially delay the consummation of the merger; and

•	will not, and will not permit any of its subsidiaries to, agree to take any of the foregoing actions.

Mutual Access

Until the effective time or the earlier termination of the merger agreement, Energy Transfer and Crestwood agreed to afford the other party and its representatives, reasonable access during normal business hours to its and its subsidiaries’ key employees and properties, contracts, commitments, books and records and any reports, schedules or documents filed or received by it pursuant to law, together with such other existing accounting, financing, operating, environmental and other information as a party may reasonably request. Notwithstanding the obligations described above, neither Crestwood nor Energy Transfer is required to afford such access if it would unreasonably disrupt the operations of such party or its subsidiaries, would cause a violation of any agreement to which it or its subsidiaries is party, would cause a risk of a loss privilege to such party or its subsidiaries or would violate the law. Neither Crestwood or Energy Transfer or any of their respective representatives are permitted to perform onsite procedures on property of the other party or its subsidiaries without prior written consent. Crestwood and Energy Transfer are required to comply, and cause their respective subsidiaries and representatives to comply, with their respective obligations under the confidentiality agreement, dated May 25, 2023, between Crestwood and Energy Transfer.

Non-Solicitation by Crestwood

Termination of Discussions

Crestwood and Crestwood GP agreed to, immediately following the execution of the merger agreement, cease and terminate any discussions related to any acquisition proposal (as defined below), and to cause its subsidiaries and their respective directors, officers and employees, and to use reasonable best efforts to cause its representatives, to cease and terminate such discussions.

Non-Solicitation Obligations

Subject to certain exceptions summarized below, from the date of the merger agreement until the earlier of the effective time or the termination of the merger agreement, Crestwood and Crestwood GP have agreed that they will not, and they will cause their subsidiaries, and its and their respective officers, directors, employees and representatives not to, directly or indirectly:

•

solicit, initiate, seek or knowingly encourage, induce or facilitate any proposal or offer or any inquiries regarding the making or submission of any proposal or offer, including any proposal or offer to Crestwood’s unitholders, that constitutes, or would reasonably be expected to lead to, an acquisition proposal;

•

furnish any non-public information regarding Crestwood or any of its subsidiaries, or afford access to the business, properties, books or records of Crestwood or any of its subsidiaries, in connection with or in response to an acquisition proposal or any inquiries regarding an acquisition proposal;

•

engage or participate in or otherwise knowingly facilitate any discussions or negotiations with any person (other than Energy Transfer, Merger Sub or their respective directors, officers, employees, affiliates or representatives) with respect to an acquisition proposal;

•

approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal;

•

enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or duly execute any other agreement (whether binding or not) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an acquisition proposal or requiring Crestwood to abandon, terminate or fail to consummate the merger or any other transaction contemplated by the merger agreement;

•

unless the Crestwood board of directors, or any committee thereof, concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably be expected to be inconsistent with the duties of the Crestwood board of directors under applicable law and the Crestwood Partnership Agreement, amend or grant any waiver, release or modification under, or fail to enforce, any standstill or similar agreement with respect to any of Crestwood or its subsidiaries’ equity securities, or

•	resolve, propose or agree to do any of the foregoing.

Exceptions to Non-Solicitation Provision

Notwithstanding its non-solicitation obligations described above, prior to obtaining Crestwood unitholder approval of the merger agreement, Crestwood may furnish non-public information regarding Crestwood or any of its subsidiaries, or afford access to the business, properties, books or records of Crestwood or any of its subsidiaries, and engage and participate in discussions and negotiations in response to an unsolicited, written and bona fide acquisition proposal that the Crestwood board of directors, or any committee thereof, concludes in good faith, after consultation with its financial advisors and outside legal counsel, constitutes or could reasonably be expected to result in a superior offer (as defined below) and (i) such acquisition proposal was received after the date of the merger agreement and did not result from a material breach of Crestwood’s non-solicitation obligations, (ii) Crestwood notifies Energy Transfer with respect to such acquisition proposal in the manner required by the merger agreement and (iii) Crestwood furnishes any non-public information to the maker of the acquisition proposal only pursuant to a confidentiality agreement that is not less restrictive to such person than the confidentiality agreement between Crestwood and Energy Transfer and any such information not previously provided to Energy Transfer will be provided or made available to Energy Transfer on a substantially concurrent timeline.

Crestwood’s non-solicitation obligations described above do not prohibit Crestwood or the Crestwood board of directors from:

•	informing any person that Crestwood is a party to the merger agreement and of the non-solicitation restrictions therein; or

•

disclosing factual information regarding the business, financial condition or results of operations of Crestwood, including in the ordinary course of business with its partners, other members or other equityholders in any jointly owned subsidiary of Crestwood with respect to such subsidiary, or the fact that an acquisition proposal has been made, the identity of the party making such proposal or the material terms of such proposal or otherwise, to the extent Crestwood determines that such information is required to be disclosed under applicable law or that the failure to make such disclosure is reasonably likely to be inconsistent with the duties of the Crestwood board of directors under applicable law and the Crestwood Partnership Agreement; provided, however, that any such disclosure that relates to the approval, recommendation or declaration of advisability by the Crestwood board of directors with respect to the merger agreement or an acquisition proposal will be deemed to be a change of the Crestwood board of directors recommendation to approve and adopt the merger agreement unless the Crestwood board of directors publicly states that its recommendation of the merger agreement has not changed or refers to the prior recommendation.

Additionally, Crestwood and its boards of directors will be permitted to disclose to the Crestwood unitholders a position or to issue a “stop, look and listen” communication under applicable Exchange Act rules, provided, however, any such disclosure that relates to the approval of the Crestwood board of directors with respect to the merger agreement or an acquisition proposal will be deemed to be a change of the Crestwood board of directors recommendation to approve and adopt the merger agreement unless it states its recommendation of the merger agreement has not changed or refers to the prior recommendation.

Crestwood is also permitted to seek clarifications of certain acquisition proposals. Crestwood has agreed to notify Energy Transfer promptly (orally and in writing and no later than 24 hours thereafter) upon the receipt of an acquisition proposal or any inquiry or request for discussions or negotiations regarding an acquisition proposal or for non-public information. Such notice must include the identity of the person making such acquisition proposal and if in writing, a copy of such written acquisition proposal and any related draft agreements, or, if oral, a reasonably detailed summary thereof, in each case, including any modifications made. Thereafter, Crestwood must keep Energy Transfer informed in all material respects on a prompt basis with respect to any change to the material terms of any such acquisition proposal (and no later than 24 hours following any such change).

Obligation to Recommend and Maintain its Recommendation to Approve and Adopt the Merger Agreement

Crestwood, through the Crestwood board of directors, has agreed, subject to its right to change its recommendation in the circumstances described below, to recommend the approval of the merger agreement to its unitholders and to use its reasonable best efforts to solicit from its unitholders proxies in favor of the approval and adoption of the merger agreement and to take all other action necessary or advisable to secure the vote or consent of the Crestwood unitholders.

Except as permitted below, neither Crestwood nor the Crestwood board of directors nor any committee thereof may:

•

withhold, withdraw, amend, qualify or modify, including publicly proposing to do the foregoing, including by failing to include the recommendation of the Crestwood board of directors in this proxy statement/prospectus;

•

approve, adopt, authorize, resolve or recommend, or propose to approve, adopt, authorize, resolve or recommend, or allow Crestwood or any of its subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar contract or any tender or exchange offer providing for, with respect to, or in connection with, any acquisition proposal;

•

fail to reaffirm the recommendation of the Crestwood board of directors within ten business days of a request therefor by Energy Transfer following the date on which any acquisition proposal or material modification thereto is received by Crestwood or is published, sent or communicated to Crestwood’s unitholders, provided that if the Crestwood unitholders’ meeting is scheduled to be held within ten business days of such request, within three business days after such request and, in any event, prior to the date of the Crestwood unitholders’ meeting (provided, that Energy Transfer may not make any such request on more than two occasions with respect to each acquisition proposal, including any revision, amendment, update or supplement to such acquisition proposal); or

•

fail to publicly announce, within ten business days after a tender offer or exchange offer relating to the securities of Crestwood will have been commenced, a statement disclosing that the Crestwood board of directors recommends rejection of such tender offer or exchange offer and affirms the recommendation of the Crestwood board of directors.

Notwithstanding the foregoing, Crestwood is permitted to withdraw or make a change of recommendation and/or terminate the merger agreement at any time prior to the receipt of the Crestwood unitholder approval if all of the following conditions are met:

•	Crestwood has received a written acquisition proposal or following the occurrence of an intervening event (as defined below);

•	in the case of a written acquisition proposal:

•	such acquisition proposal did not result from a material breach of Crestwood’s non-solicitation obligations;

•

the Crestwood board of directors determines in good faith after consultation with its financial advisors and outside legal counsel that (i) such acquisition proposal constitutes a superior offer (as defined below) and (ii) the failure to make a change of recommendation would reasonably be expected to be inconsistent with the duties of the Crestwood board of directors under applicable law and the Crestwood Partnership Agreement;

•

in the case of an intervening event, following consultation with outside legal counsel, the Crestwood board of directors determines that the failure to make a change of recommendation would be reasonably likely to be inconsistent with the duties of the Crestwood board of directors under applicable law and the Crestwood Partnership Agreement; and

•	in either case:

•

Crestwood provides Energy Transfer 72 hours’ prior written notice of its intention to take such action which will include the reasons for the change in recommendation or information on the superior offer;

•

after providing such notice and prior to making such a change of recommendation or termination of the merger agreement, in either case in connection with an intervening event or a superior offer, Crestwood will negotiate in good faith with Energy Transfer during such 72-hour period (to the extent that Energy Transfer desires to negotiate) to revise the terms of the merger agreement to permit the Crestwood board of directors not to effect a change of recommendation in connection with an intervening event or such that the acquisition proposal no longer constitutes a superior offer; and

•

the Crestwood board of directors, after considering in good faith any changes to the terms of the merger agreement proposed in writing by Energy Transfer in a manner that would form a binding contract if accepted by Crestwood, will have determined in good faith following such 72-hour period, after consultation with its outside legal counsel and financial advisors, that the acquisition proposal would continue to constitute a superior offer or that the Crestwood board of directors’ fiduciary duties would continue to require a change of recommendation with respect to such intervening event, in each case if any changes proposed in writing by Energy Transfer were given effect.

Regardless of its compliance with the foregoing, without Energy Transfer’s consent, Crestwood may not change its recommendation to accept a superior offer for a period of 72 hours after it has provided written notice to Energy Transfer of its intention to change its recommendation, and in the event that the acquisition proposal is thereafter modified by the party making such acquisition proposal, Crestwood will provide Energy Transfer written notice of such modification and will not be permitted to change its recommendation and will again negotiate in good faith with Energy Transfer for a period of 48 hours.

Definition of Acquisition Proposal, Acquisition Transaction, Intervening Event and Superior Offer

As used above, an “acquisition proposal” means any bona fide offer or proposal, whether or not in writing, or any bona fide written indication of interest, received from or made public by a third party relating to any acquisition transaction.

An “acquisition transaction” means any transaction or series of related transactions in which a third person directly or indirectly:

•	acquires assets of Crestwood and its subsidiaries equal to 25% or more of Crestwood’s consolidated assets or to which 25% or more of Crestwood’s consolidated revenues or earnings are attributable; or

•	acquires “beneficial ownership” (as defined in the Exchange Act) of 25% or more of any class of equity securities of Crestwood entitled to vote on the approval of the merger agreement.

An “intervening event” means any material event, development or occurrence that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), to or by the Crestwood board of directors as of the date of the merger agreement, which event, fact, circumstance, development, occurrence or material consequence becomes known to or by the Crestwood board of directors prior to the Crestwood unitholders approving the merger agreement; provided, however, that such event, fact, circumstance, development or occurrence will not constitute an intervening event if such event:

•

generally affects the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere, unless such event disproportionately affects

Crestwood and its subsidiaries (taken as a whole) or Energy Transfer or its subsidiaries (taken as a whole), relative to other similarly situated companies in the industries in which Crestwood and its subsidiaries or Energy Transfer and its subsidiaries operate; or

•

results from or arises out of (a) changes or developments in the industries in which Crestwood or its subsidiaries or Energy Transfer or its subsidiaries conduct business, as applicable, (b) changes or developments in prices for oil, natural gas or other commodities or for Crestwood’s or Energy Transfer’s raw material inputs and end products, (c) the announcement or existence of, compliance with or performance under, the merger agreement (including the impact thereof on the relationships of Crestwood or its subsidiaries or Energy Transfer or its subsidiaries, as applicable, with employees, labor unions, customers, suppliers or partners and including any lawsuit or other proceeding with respect to the transactions contemplated by the merger agreement), (d) adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation ordinance or law of or by any governmental entity or market administrator, (e) failure by Crestwood or Energy Transfer to meet financial projections or forecasts or estimates of financial metrics for any period (though this exception will not affect a determination on the event underlying the failure or intervening event), (f) changes in the unit price or trading volume of Crestwood common units or ET common units or the credit rating of Crestwood, Energy Transfer or any of their respective subsidiaries (though this exception will not affect a determination that an event underlying the change has resulted in an intervening event), (g) any acquisition proposal or (h) any superior offer; except with respect to clauses (a), (b) and (d), to the extent the event disproportionately affects Crestwood or its subsidiaries or Energy Transfer and its subsidiaries (taken as a whole) relative to other similarly situated companies in the industries in which Crestwood and its subsidiaries or Energy Transfer and its subsidiaries operate, as applicable.

A “superior offer” means a written acquisition proposal for an acquisition transaction to acquire at least:

•	50% of the equity securities of Crestwood; or

•	50% of the assets of Crestwood and its subsidiaries, taken as a whole,

in each case on terms that the Crestwood board of directors, or any committee thereof, determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is:

•	if accepted, reasonably likely to be consummated; and

•

more favorable to Crestwood’s unitholders (including, without limitation, from a financial point of view) than the merger and the transactions contemplated by the merger agreement (taking into account any proposal by Energy Transfer to amend or modify the terms of the merger agreement which are committed to in writing), after taking into account such factors deemed relevant by the Crestwood board of directors, or any committee thereof, including the form of consideration, timing, likelihood of consummation, required approvals and conditions to consummation.

Crestwood Employee Equity-Based Awards

In the merger, each Crestwood restricted unit will be entitled to receive the common unit merger consideration. The vesting restrictions applicable to each Crestwood restricted unit that has a grant date prior to January 1, 2023 will lapse immediately prior to the effective time. For all other Crestwood restricted units, the same restrictions and other terms and conditions that were applicable immediately prior to the effective time will continue to apply after the effective time.

Each Crestwood performance unit that has a grant date prior to January 1, 2023 or that is otherwise vested at the effective time will be cancelled at the effective time in exchange for (i) the common unit merger consideration in respect of the corresponding number of Crestwood common units issuable (including any reinvested distribution equivalent rights) pursuant to such Crestwood performance unit based upon the attainment of the applicable Crestwood performance assumption (as described below) and (ii) an amount in cash equal to any accrued but unpaid cash distribution equivalents with respect to such Crestwood performance units. All other Crestwood performance units will be assumed by Energy Transfer and converted into a time-based phantom unit award representing a contractual right upon vesting to receive a number of ET common units equal to the product obtained by multiplying (i) the number of Crestwood common units subject to such assumed performance unit award immediately prior to the effective time assuming attainment of the applicable Crestwood performance assumption by (ii) the exchange ratio. Each assumed performance unit award will otherwise be subject to the same terms and conditions that were applicable to the corresponding Crestwood performance unit immediately prior to the effective time other than the performance-based vesting conditions and, in the event any distribution is declared in respect of ET common units, the corresponding distribution equivalent right for each assumed performance unit award will be settled within 30 days following the time when distributions are paid to ET common unitholders generally. The “Crestwood performance assumptions” are as follows: (A) with respect to a Crestwood performance unit granted prior to January 1, 2023, a performance multiplier of 100%, and (B) with respect to a Crestwood performance unit granted on or after January 1, 2023, the target level of performance for the relevant Crestwood restricted unit, Crestwood performance unit or Crestwood phantom unit, as applicable.

Employee Matters

Energy Transfer has agreed that it will, or will cause its subsidiaries to, for one year after the effective time (or, if earlier, the date of termination of employment of an applicable current employee), provide to each individual employed by Crestwood or its subsidiaries immediately prior to the effective time and who continue employment during such time period (a “Current Employee”) with (i) annual base salary or hourly wage rates, as applicable, that are no less favorable than the annual base salary or hourly wage rates, as applicable, provided to such current employees immediately prior to the effective time and (ii) other compensation and employee benefits (excluding any defined benefit and supplemental pensions, and retiree or post-termination health or welfare benefits (collectively, the “excluded benefits”)) that are substantially comparable in the aggregate to the other compensation and employee benefits (subject to the same exclusions) provided to similarly situated employees of Energy Transfer and its subsidiaries. In the event that, following the effective time and until the first anniversary of the closing date, a current employee’s employment is terminated by Energy Transfer or its subsidiary without cause, as reasonably determined by Energy Transfer or its subsidiary, such current employee will be entitled to severance benefits pursuant to the formula set forth in the merger agreement, subject to such current employee’s execution of a customary release and waiver of claims; provided, that such current employee is not otherwise entitled to receive severance benefits under any employment, severance, change in control, retention or similar agreement or arrangement between such current employee and Crestwood or any of its affiliates.

For purposes of vesting, eligibility to participate, and, solely for vacation and paid time off policies and severance plans and policies, determining levels of benefits, but not, for the avoidance of doubt, for any purposes under any plan or program providing for excluded benefits, under the benefit plans of Energy Transfer and its subsidiaries providing benefits (other than those providing excluded benefits) to such employees after the effective time, each such employee will be credited with his or her years of service with Crestwood and its subsidiaries and their respective predecessors before the effective time, to the same extent and for the same purpose as such employee was entitled, before the effective time, to credit for such service under any similar Crestwood benefit plan in which such employee participated or was eligible to participate immediately prior to the effective time, provided that it does not result in a duplication of benefits, compensation or coverage for the same period of service. In addition, without limiting the generality of the foregoing, for the pan year that includes the closing date, Energy Transfer will, and will cause its subsidiaries (as applicable) to, use commercially reasonable efforts to provide that (i) each such employee will be immediately eligible to participate, without any waiting time, in any and all benefit plans of Energy Transfer and its subsidiaries providing benefits to such employee after the effective time to the extent coverage under such plans is comparable to a benefit plan in which the employee participated prior to the effective time, (ii) for purposes of each benefit plan of Energy

Transfer and its subsidiaries providing medical, dental, pharmaceutical and/or vision benefits to such employee after the effective time, cause all pre-existing condition exclusions and actively-at-work requirements to be waived for such employee and his or her dependents, unless and to the extent the individual was subject to the same such conditions under a comparable benefit plan prior to the effective time, (iii) credit amounts paid under a comparable benefit plan prior to the effective time providing medical, dental, pharmaceutical and/or vision benefits under any corresponding benefit plan of Energy Transfer for purposes of applying the corresponding deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of such Energy Transfer benefit plan with respect to the plan year in which the effective time occurs and (iv) assume and honor all accrued, unused vacation and paid time off accrued by current employees prior to the effective time. From and after the effective time, Energy Transfer will, and will cause its subsidiaries (as applicable) to, honor all obligations and rights under all employment and other agreements set forth in the merger agreement or otherwise entered into pursuant to the terms of the merger agreement, if any, between Crestwood (or a subsidiary thereof) and an employee.

If the closing date occurs prior to the time when annual incentive amounts for 2023 under Crestwood’s annual cash incentive program in effect on the date of the merger agreement and set forth therein (the “Crestwood AIP”) would normally be paid, the Current Employees eligible to participate in the Crestwood AIP will be eligible to receive an amount equal to the Current Employee’s target annual cash incentive amount under the Crestwood AIP, as in effect immediately prior to the Closing Date (the “2023 Bonus Amount”).

The 2023 Bonus Amount will be paid by Energy Transfer or its subsidiary, as applicable, at such time as Crestwood has historically paid annual incentive amounts in the ordinary course of business under the Crestwood AIP, subject to such current employee remaining employed through the applicable payment date (or, if earlier, upon a termination of such current employee’s employment with Crestwood or its subsidiaries, Crestwood subject to a customary release of claims and acknowledgement that any such payment will be in satisfaction of and not in addition to, any other contractual entitlement to pay such current employee an actual or prorated bonus in respect of calendar year 2023).

Prior to the closing, Energy Transfer will or will cause its subsidiary to adopt a severance plan, provided, that no employee will be eligible to receive benefits under such plan with respect to a termination of employment occurring following the first anniversary of the closing.

Regulatory Approvals and Efforts to Close the Merger

Each of Crestwood and Energy Transfer has agreed to use, and to cause their respective subsidiaries to use, reasonable best efforts to promptly take all actions and to do and assist and cooperate with the other party in doing all things necessary, proper or advisable to complete the merger and the transactions contemplated by the merger agreement, including using reasonable best efforts to:

•

obtain all necessary actions or nonactions, waivers, clearances, consents and approvals from governmental entities and make all necessary registrations and filings and take any other steps necessary to obtain any action or nonaction, waiver, clearance, consent or approval from, or to avoid any action or proceeding by, any governmental entity;

•	obtain all necessary consents, approvals or waivers from third parties other than any governmental entity; and

•	execute and deliver any additional instruments necessary to consummate the transactions contemplated by the merger agreement.

Energy Transfer and Crestwood have also agreed to, in each case, provided that any materials agreed to be provided as set forth below may be redacted to remove references concerning valuation, as necessary to comply with contractual arrangements or applicable law or as necessary to address reasonable privilege or confidentiality concerns:

•

make their respective filings under the HSR Act within ten business days of the date of the merger agreement and cooperate with each other to make available to the other party information as the other party may reasonably request in order to make its HSR Act filing;

•

keep each other apprised of the status of such matters, including promptly furnishing the other party with copies of notices or other communications or correspondence with any third party and/or any governmental entity with respect to such transactions; and

•

permit counsel for the other party a reasonable opportunity to review and comments on any proposed communication or submission to a governmental entity in connection with the transactions contemplated hereby thereon, and consider in good faith the views of the other party in connection therewith.

Energy Transfer and Crestwood have agreed not to participate in any substantive meeting or discussion with any governmental entity in connection with the transactions contemplated by the merger agreement without prior consultation with the other party and, to the extent not prohibited by such governmental entity, the opportunity for such other party to attend and participate. In addition, Energy Transfer, Merger Sub and Crestwood have agreed to use their respective reasonable best efforts to satisfy the conditions to each party’s obligations to close the merger, as described below.

Energy Transfer, Merger Sub and Crestwood have agreed to use their reasonable best efforts to satisfy the conditions to closing including, making an appropriate response to any request for information or documental material regarding the transaction contemplated by the merger agreement from any relevant governmental entity, use their reasonable best efforts to assist and cooperate with the other party in doing all things necessary, proper or advisable to consummate and make effective the transactions contemplated by the merger agreement as soon as reasonably practicable, and in any event, prior to the End Date (as defined in the merger agreement). Notwithstanding the foregoing, Energy Transfer is not required to agree or consent to allow Crestwood to (and Crestwood will not, without Energy Transfer’s consent) (i) sell, divest, license, transfer or otherwise dispose of any businesses, assets, equity interests, product lines or properties of any person, (ii) create, terminate, amend or modify any agreements, relationships, rights or obligations of any person or (iii) accept any restriction that would limit Energy Transfer’s or its subsidiaries’ or affiliates’ freedom of action after the closing of the merger.

Indemnification and Insurance

Energy Transfer and Merger Sub have agreed that all rights to exculpation, indemnification and advancement of expenses now existing in favor of each current and former director, officer or employee of Crestwood, Crestwood GP or any of their subsidiaries, and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Crestwood or any of its subsidiaries as provided in the respective certificates of limited partnership, partnership agreements, certificates of formation, limited liability company agreements of Crestwood or Crestwood GP or any of their respective subsidiaries or other organizational documents or in any agreement will survive the merger and continue in full force and effect. Energy Transfer and the surviving entity will, to the fullest extent permitted under applicable law, indemnify and hold harmless each current and former director, officer or employee of Crestwood or any of its subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Crestwood or any of its subsidiaries against any costs or expenses, judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, arising out of or in connection with any action or omission by them in their capacities as such.

The parties have agreed that (i) Crestwood will fully prepay and bind no later than immediately prior to the effective time, a “tail” insurance policy or policies with a claims period of at least six years from and after the effective time with insurance companies with an A.M. Best rating of no less than A- for the persons who, as of the date of the merger agreement, are covered by the existing directors’ and officers’ liability insurance policies and fiduciary liability insurance policies of Crestwood, the Crestwood GP and their subsidiaries with respect to matters existing or arising on or before the effective time; provided, however, that Energy Transfer shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by Crestwood prior to the date of the merger agreement in respect of the coverages required to be obtained pursuant to the merger agreement, but in such case shall purchase as much coverage as reasonably practicable for such amount, and (ii) following the closing, the Surviving Entity will, and Energy Transfer shall cause the Surviving Entity to, maintain such “tail” policies in full force and effect, and continue to honor the obligations thereunder.

Other Covenants and Agreements

The merger agreement contains additional agreements between the parties relating to the following matters, among other things:

•	taking such actions to render state takeover laws to be inapplicable to the merger and the other transactions contemplated by the merger agreement;

•	making certain public announcements regarding the terms of the merger agreement or the transactions contemplated thereby;

•

taking steps as may be required to cause any dispositions of Crestwood common units or acquisitions of ET common units resulting from the merger agreement transactions to be exempt under Rule 16b-3 under the Exchange Act;

•	using its reasonable best efforts to cause the merger to properly be treated in accordance with the Intended Tax Treatment (as defined in the merger agreement);

•	the listing on the NYSE of the ET common units and new ET preferred units to be issued as consideration in connection with the merger;

•	coordinating with each other party regarding the declaration of any distributions, and the payment relating thereto, in respect of ET common units and Crestwood common units;

•

Crestwood delivering to Energy Transfer an executed payoff letter that (a) confirms the aggregate outstanding principal amount and all accrued but unpaid interest, fees and other obligations required to be paid to fully satisfy all indebtedness under the Crestwood Credit Agreement, as of the closing date, (b) contains payment instructions, (c) provides for the satisfaction, release and discharge of all indebtedness under the Crestwood Credit Agreement and the agreement by such administrative agent or lenders to the release of all liens (including mortgages) upon the payment of such amount in accordance with the payment instructions and (d) provides for the authorization to file Uniform Commercial Code termination statement upon the payment in full of the outstanding amounts under the Crestwood Credit Agreement and releases as a reasonably necessary to release all liens (including mortgages) created in connection therewith;

•

Crestwood delivering or causing its subsidiaries to deliver a notice of change of control to CN Jackalope Holdings, LLC and will undertake and complete a Special Mandatory Redemption in accordance with the terms of the Niobrara LLC Agreement (as defined in the merger agreement);

•	Crestwood causing certain agreements and arrangements to be terminated;

•	Crestwood causing Crestwood GP to elect that any Crestwood preferred unitholder who properly makes a Redemption election will receive consideration therefor in cash;

•

Crestwood giving notice of, convene and hold a meeting of its unitholders as promptly as reasonably practicable after the registration statement on Form S-4, of which this document forms a part, is declared effective under the Securities Act;

•	each party providing reasonable access to personnel, properties, books and record; and

•

Crestwood, at the request of Energy Transfer, cooperating with Energy Transfer in respect of any plans of Energy Transfer to (a) commence one or more tender offers to purchase any or all of the outstanding Crestwood preferred units prior to the closing date for cash and (b) conduct one or more consent solicitations to obtain from the requisite Crestwood preferred unitholders consent to certain amendments to the terms of the Crestwood preferred units.

Termination of the Merger Agreement

The merger agreement may be terminated in accordance with its terms at any time prior to the effective time, whether before or after Crestwood unitholder approval:

•	by mutual written consent of Energy Transfer and Crestwood;

•

by either party, if the merger has not closed by the End Date; except that (a) Energy Transfer may extend the End Date by no less than 45 days and up to August 16, 2024, so long as it agrees to extend the application and effectiveness of the M&A limitation covenant for an equal amount of time, (b) Crestwood may extend the End Date by no less than 45 days and up to August 16, 2024 (but no such extension by Crestwood will have any effect on the M&A limitation covenant) and (c) if the End Date has been extended pursuant to either clause (a) or clause (b) above, or a combination thereof, to August 16, 2024, and if all closing conditions (other than the conditions pertaining to the absence of court orders and regulatory injunctions and termination of regulatory waiting periods) are satisfied or are capable of being satisfied at such time, (1) Energy Transfer may extend the End Date to November 16, 2024, so long as it agrees to extend the application and effectiveness of the M&A limitation covenant to November 16, 2024, and (2) Crestwood may extend the End Date to November 16, 2024 (but no such extension by Crestwood will have any effect on the M&A limitation covenant);

•

by either Energy Transfer or Crestwood, if an injunction or other law is issued, entered, enacted, promulgated or becomes effective permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the merger and such injunction or other law will have become final and non-appealable; provided that the party seeking to avail itself of such right to terminate will have used its reasonable best efforts to remove such injunction to the extent so required by the merger agreement; or

•

by either Energy Transfer or Crestwood, if Crestwood’s unitholder meeting (including any adjournments or postponements thereof) has concluded, at which a vote upon the adoption of the merger agreement was taken, and without receiving the approval of the merger agreement.

Energy Transfer may also terminate the merger agreement:

•

if Crestwood breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (i) would result in a failure of a closing condition and (ii) by its nature, cannot be cured prior to the End Date or, if by its nature such breach or failure is capable of being cured by the End Date, is not cured by Crestwood within 30 days after receiving written notice from Energy Transfer describing such breach or failure in reasonable detail (provided that Energy Transfer or Merger Sub is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement); or

•

prior to obtaining Crestwood unitholder approval, (i) in the event of a change of recommendation or (ii) a willful breach by Crestwood of any of its obligations not to solicit acquisition proposals or change its recommendation pursuant to the merger agreement.

Crestwood may also terminate the merger agreement:

•

if Energy Transfer or Merger Sub breached or failed to perform any of its representations, warranties, covenants or other agreements contained in the merger agreement, which breach or failure to perform (i) would result in a failure of a closing condition and (ii) by its nature, cannot be cured prior to the End Date or, if by its nature such breach or failure is capable of being cured by the End Date, is not cured by Energy Transfer or Merger Sub within 30 days after receiving written notice from Crestwood describing such breach or failure in reasonable detail (provided that Crestwood is not then in material breach of any representation, warranty, covenant or other agreement contained in the merger agreement); or

•	prior to obtaining Crestwood unitholder approval, in order to enter into a definitive agreement with respect to a superior offer.

Effect of Termination

If the merger agreement is validly terminated (other than any obligations to pay breakup fees, and certain other provisions of the merger agreement, including the enforcement of the terms of the merger agreement) there will be no liability on the part of Crestwood or Energy Transfer to the other except as related to breakup fees and expenses, and except that no party will be relieved or released from any liabilities arising out of or the result of, a party’s fraud or willful and intentional breach of any representation, warranty, covenant or agreement in the merger agreement.

Breakup Fee

Crestwood has agreed to pay Energy Transfer $96.0 million (referred to as the “breakup fee”) if:

•	Crestwood terminates the merger agreement in order to accept a superior offer;

•

Energy Transfer terminates the merger agreement prior to the approval of the merger agreement by the Crestwood unitholders because Crestwood has willfully and materially breached its non-solicitation obligations;

•	Energy Transfer terminates the merger agreement because the Crestwood board of directors changes its recommendation for the merger;

•

Energy Transfer terminates the merger agreement because Crestwood breaches its obligation under the merger agreement to call the special meeting, and prior to the termination of the merger agreement, a third party will have made an acquisition proposal for Crestwood that has not been withdrawn; or

•

Either party terminates the merger agreement because the Crestwood unitholders do not approve and adopt the merger agreement at the special meeting, and prior to such termination (1) an alternative proposal is made to Crestwood prior to the special meeting and not withdrawn and (2) Crestwood enters into an agreement providing for or consummates an alternative takeover transaction involving 50% of the assets or equity of Crestwood within 12 months after the termination of the merger agreement.

Crestwood has further agreed to pay Energy Transfer the breakup fee less any Energy Transfer expenses previously reimbursed by Crestwood if Energy Transfer or Crestwood terminates the merger agreement because of the failure to obtain unitholder approval of the merger agreement at the unitholder meeting and prior to the unitholder meeting, a third party has made and publicly announced or disclosed an acquisition proposal which has not been withdrawn prior to the unitholder meeting and within 12 months after such termination, Crestwood has consummated or entered into an agreement to consummate (which may be consummated after such 12-month period) an acquisition transaction.

“Acquisition transaction” is defined in “—Non-Solicitation by Crestwood—Definition of Acquisition Proposal, Acquisition Transaction, Intervening Event and Superior Offer,” except that when the term is used in this section, the references to 25% are to 50%.

Upon the payment of the breakup fee or Energy Transfer expenses pursuant to the merger agreement, no party will have any further liability under the merger agreement to Crestwood or its unitholders or Energy Transfer or its unitholders, as applicable. Notwithstanding the foregoing, the payment of the breakup fee or Energy Transfer expenses will not release any party from liability arising out of or the result of fraud. In no event will Crestwood be required to pay the breakup fee on more than one occasion. If Crestwood fails to pay promptly, the breakup fee when due under the merger agreement, it will also pay to Energy Transfer interest, accruing from the due date and the reasonable out-of-pocket expenses, including legal fees, in connection with any action taken to collect payment.

Other Fees and Expenses

Other than as provided in the provisions of the merger agreement summarized above, whether or not the merger is completed, all costs and expenses incurred in connection with the merger, the merger agreement and the transactions contemplated thereby will be paid by the party incurring or required to incur such expenses, except that the fees and expenses incurred in connection with the printing, filing and mailing of this document (including applicable SEC filing fees) and filing fees payable under the HSR Act will be borne by Energy Transfer.

Amendment and Waiver

At any time prior to the effective time, any provision of the merger agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by Crestwood, Energy Transfer and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Crestwood unitholder approval, if any such amendment or waiver will by applicable law or in accordance with the rules and regulations of the NYSE require further approval of the Crestwood unitholders, the effectiveness of such amendment or waiver will be subject to the approval of the Crestwood unitholders. Notwithstanding the foregoing, no failure or delay by any party to the merger agreement in exercising any right under the merger agreement will operate as a waiver thereof nor will any single or partial exercise thereof preclude any other or further exercise of any other right under the merger agreement.

Governing Law

The merger agreement is governed by the laws of the State of Delaware (without giving effect to any choice or conflict of law provision or rule).

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER

The following is a discussion of the material U.S. federal income tax consequences of the merger that may be relevant to Crestwood unitholders. Unless otherwise noted, the legal conclusions set forth in the discussion relating to the consequences of the merger to Crestwood and Crestwood unitholders are the opinion of Vinson & Elkins, counsel to Crestwood, as to the material U.S. federal income tax consequences relating to those matters. This discussion is based upon current provisions of the Code, existing and proposed Treasury Regulations promulgated under the Code and current administrative rulings and court decisions, all of which are subject to change, possibly with retroactive effect. Changes in these authorities may cause the tax consequences to vary substantially from the consequences described below.

This discussion does not purport to be a complete discussion of all U.S. federal income tax consequences of the merger. This discussion does not apply to Crestwood unitholders that own both Crestwood common units and Crestwood preferred units. Moreover, this discussion focuses on Crestwood unitholders who are individual citizens or residents of the United States (for U.S. federal income tax purposes) that hold their Crestwood units as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment) and has only limited application to corporations, estates, trusts, nonresident aliens or other unitholders subject to specialized tax treatment, such as tax-exempt institutions, employee benefit plans, non-U.S. persons, financial institutions, insurance companies, real estate investment trusts (“REITs”), IRAs, mutual funds, traders in securities that elect to mark-to-market, persons subject to the alternative minimum tax, U.S. holders whose functional currency is not the U.S. dollar, persons who hold Crestwood units as part of a hedge, straddle or conversion transaction, persons who acquired Crestwood units by gift, holders required to recognize income no later than when an item is taken into account as revenue in an applicable financial statement, or directors and employees of Crestwood that received (or are deemed to receive) Crestwood units as compensation or through the exercise (or deemed exercise) of options, unit appreciation rights, phantom units or restricted units granted under any Crestwood equity incentive plan. In addition, this discussion does not address any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction or any U.S. federal laws other than income tax laws (such as estate or gift tax laws) and does not address the net investment income tax.

Neither Energy Transfer nor Crestwood has sought a ruling from the IRS with respect to any of the tax consequences discussed below, and the IRS is not precluded from taking positions contrary to those described herein. As a result, no assurance can be given that the IRS will agree with all of the tax characterizations and consequences described below. Some tax aspects of the merger are not certain, and no assurance can be given that the opinions and the statements contained herein with respect to tax matters would be sustained by a court if contested by the IRS. Furthermore, the tax treatment of the merger may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

CRESTWOOD UNITHOLDERS SHOULD CONSULT WITH AND RELY SOLELY UPON THEIR TAX ADVISORS REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX CONSEQUENCES TO THEM OF THE MERGER.

Tax Opinions Required as a Condition to Closing

No ruling has been or will be requested from the IRS with respect to the tax consequences of the merger. Instead, Crestwood and Energy Transfer will rely on the opinions of their respective counsel regarding the tax consequences of the merger.

It is a condition of Crestwood’s obligation to effect the merger that Crestwood receive an opinion of its counsel, Vinson & Elkins (or other nationally recognized tax counsel reasonably acceptable to Crestwood), dated as of the closing date, to the effect that for U.S. federal income tax purposes:

•	Crestwood should not recognize any income or gain as a result of the merger, and

•

no gain or loss should be recognized by Crestwood common unitholders (in their capacity as Crestwood common unitholders) and Crestwood preferred unitholders (in their capacity as Crestwood preferred unitholders) as a result of the merger, in the case of both bullet points above, other than any gain or loss resulting from (A) any decrease in a Crestwood unitholder’s share of partnership liabilities pursuant to Section 752 of the Code, (B) the receipt of cash in lieu of fractional ET common units, (C) the receipt of cash pursuant to a special distribution, (D) the receipt of cash in exchange for Crestwood preferred units pursuant to a Redemption Election or tender offer, (E) a “disguised sale” attributable to contributions of cash or other property to Crestwood on or after the date of the merger agreement and prior to the effective time, (F) any distribution of cash or property by Energy Transfer (other than to the extent such distribution qualifies as an “operating cash flow distribution” within the meaning of Treasury Regulations Section 1.707-4(b)(2)), (G) a sale of Crestwood units pursuant to the withholding provisions of the merger agreement, (H) the application of Section 897, 1445 or 1446 of the Code and the Treasury Regulations thereunder to any non-U.S. Crestwood unitholder that has beneficially owned more than five percent of Crestwood units at any time during the five-year period ending on the closing date, (I) the enactment or amendment of special gain recognition rules applicable to persons that hold Crestwood units received in exchange for “applicable partnership interests” (as defined in Section 1061 of the Code) or (J) certain pre-closing transactions contemplated by the merger agreement.

It is a condition of Energy Transfer’s obligation to effect the merger that Energy Transfer receive an opinion of its counsel, Kirkland & Ellis (or other nationally recognized tax counsel reasonably acceptable to Energy Transfer), dated as of the closing date, to the effect that for U.S. federal income tax purposes:

•	Energy Transfer should not recognize any income or gain as a result of the merger, and

•

no gain or loss should be recognized by holders of ET common units (in their capacity as holders of ET common units) immediately prior to the merger as a result of the merger (other than any gain or loss resulting from any decrease in a holder’s share of partnership liabilities pursuant to Section 752 of the Code).

In addition, it is a condition of each of Crestwood’s and Energy Transfer’s obligations to effect the merger that:

•

Crestwood receive an opinion of Vinson & Elkins (or other nationally recognized tax counsel reasonably acceptable to Crestwood), dated as of the closing date, to the effect that, for U.S. federal income tax purposes, at least 90% of the gross income of Crestwood for all of the calendar year that immediately precedes the calendar year that includes the closing date and each calendar quarter of the calendar year that includes the closing date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code, and

•

Energy Transfer receive an opinion of Kirkland & Ellis (or other nationally recognized tax counsel reasonably satisfactory to Energy Transfer), dated as of the closing date, to the effect that, for U.S. federal income tax purposes, (i) at least 90% of the gross income of Energy Transfer for all of the calendar year that immediately precedes the calendar year that includes the closing date and each calendar quarter of the calendar year that includes the closing date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code and (ii) at least 90% of the combined gross income of each of Energy Transfer and Crestwood for all of the calendar year that immediately precedes the calendar year that includes the closing date and each calendar quarter of the calendar year that includes the closing date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code.

The opinions of counsel will assume that the merger will be consummated in the manner contemplated by, and in accordance with, the terms set forth in the merger agreement and described in this proxy statement/

prospectus. In addition, the tax opinions delivered to Energy Transfer and Crestwood at closing will be based upon certain factual assumptions, representations and covenants made by the officers of Energy Transfer, Energy Transfer GP, Crestwood and Crestwood Equity GP LLC. If there are material changes to the tax consequences of the merger and either Energy Transfer or Crestwood waives the receipt of the requisite tax opinion as a condition to closing, then this proxy statement/prospectus will be amended and recirculated and Crestwood unitholder approval will be resolicited. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, no assurance can be given that the above-described opinions will be sustained by a court if contested by the IRS.

Assumptions Related to the U.S. Federal Income Tax Treatment of the Merger

The expected U.S. federal income tax consequences of the merger are dependent upon Crestwood and Energy Transfer being treated as partnerships for U.S. federal income tax purposes at the time of the merger. If either Crestwood or Energy Transfer were treated as a corporation for U.S. federal income tax purposes at the time of the merger, the consequences of the merger would be materially different. If Energy Transfer were treated as a corporation for U.S. federal income tax purposes, the merger would likely be a fully taxable transaction to the Crestwood unitholders.

The discussion below assumes that each of Crestwood and Energy Transfer will be classified as a partnership for U.S. federal income tax purposes at the time of the merger and that following the merger, Energy Transfer will be treated as the continuing partnership for U.S. federal income tax purposes. Please read the discussion of the opinion of Vinson & Elkins that Crestwood, and the opinion of Kirkland & Ellis that Energy Transfer, is classified as a partnership for U.S. federal income tax purposes under the section titled “—U.S. Federal Income Tax Treatment of the Merger” below.

Additionally, the discussion below assumes that all of the liabilities of Crestwood that are deemed assumed by Energy Transfer in the merger qualify for an exception to the “disguised sale” rules. Crestwood and Energy Transfer believe that such liabilities qualify for one or more of the exceptions to the “disguised sale” rules and intend to take the position that neither Crestwood nor Energy Transfer will recognize any income or gain as a result of the “disguised sale” rules with respect to such liabilities.

U.S. Federal Income Tax Treatment of the Merger

Upon the terms and subject to the conditions set forth in the merger agreement, Crestwood will merge with and into Merger Sub, with Merger Sub surviving the merger as a direct wholly owned subsidiary of Energy Transfer, and (i) Crestwood common units will be converted into the right to receive ET common units at the applicable exchange ratio and cash in lieu of any fractional ET common units and (ii) Crestwood preferred units will, at the election of the Crestwood preferred unitholders, (A) be converted into Crestwood common units at the then-applicable Conversion Ratio (as defined in the Crestwood Partnership Agreement, currently one Crestwood common unit for 10 Crestwood preferred units), subject to the payment of any accrued but unpaid distributions prior to the effective time, (B) be converted into new ET preferred units, or (C) be redeemed in exchange for cash or Crestwood common units, at the sole discretion of Crestwood GP, at a price of (x) $9.218573 per Crestwood preferred unit, or (y) if the requisite consents are obtained in connection with the Preferred Consent Solicitation, $9.857484 per Crestwood preferred unit, in each case, plus accrued and unpaid distributions to the date of such redemption.

For U.S. federal income tax purposes, the merger is intended to be a partnership merger transaction under Treasury Regulations Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i) (and, solely with respect to any cash paid pursuant to Redemption Elections, Treasury Regulations Section 1.708-1(c)(4)), whereby Crestwood is treated as the terminating partnership and Energy Transfer is treated as the continuing partnership.

Accordingly, for U.S. federal income tax purposes: (i) any Crestwood preferred unitholder who receives cash pursuant to a Redemption Election should be treated as selling a portion of its Crestwood preferred units to

Energy Transfer for cash prior to the merger, and (ii) as a result of the merger, (A) Crestwood should be deemed to contribute all of its assets to Energy Transfer in exchange for ET common units, new ET preferred units, Energy Transfer Class B Units and the assumption of Crestwood’s liabilities and (B) Crestwood should then be deemed to make a liquidating distribution of such ET common units, new ET preferred units and Energy Transfer Class B Units to Crestwood unitholders in respect of their Crestwood units (the “Assets-Over Form”).

The remainder of this discussion, except as otherwise noted, assumes that the merger and the transactions contemplated thereby will be treated for U.S. federal income tax purposes in the manner described above. For the purposes of this discussion, and based upon the assumptions and representations referenced above, Kirkland & Ellis is of the opinion that Energy Transfer will be treated as a partnership for U.S. federal income tax purposes immediately preceding the merger. The representations upon which Kirkland & Ellis has relied in rendering its opinion include, without limitation: (i) neither Energy Transfer nor any of Energy Transfer’s partnership or limited liability company subsidiaries, other than those identified as such to Kirkland & Ellis, have elected or will elect to be treated as a corporation for U.S. federal income tax purposes, (ii) for each taxable year of its existence, more than 90% of Energy Transfer’s gross income has been and will be income of the type that Kirkland & Ellis has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code and (iii) each hedging transaction that Energy Transfer treats as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to the applicable Treasury Regulations, and has been and will be held by Energy Transfer in activities of a type that Kirkland & Ellis has opined or will opine result in qualifying income.

In addition, for the purposes of this discussion, and based upon the assumptions and representations referenced above, Vinson & Elkins is of the opinion that Crestwood will be treated as a partnership for U.S. federal income tax purposes immediately preceding the merger. The representations upon which Vinson & Elkins has relied in rendering its opinion include, without limitation: (i) neither Crestwood nor any of its partnership or limited liability company subsidiaries, other than those identified as such to Vinson & Elkins, has elected or will elect to be treated as a corporation for U.S. federal income tax purposes and (ii) for each taxable year of its existence, more than 90% of Crestwood’s gross income has been and will be income of a type that Vinson & Elkins has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code.

Tax Consequences of the Merger to Crestwood

Under the Assets-Over Form described above, Crestwood will be deemed to contribute all of its assets to Energy Transfer in exchange for ET common units, new ET preferred units and Energy Transfer Class B Units. In general, the deemed contribution of assets from Crestwood to Energy Transfer in exchange for ET common units, new ET preferred units and Energy Transfer Class B Units will not result in the recognition of gain or loss by Crestwood. A deemed receipt of cash by Crestwood as a result of Energy Transfer’s deemed assumption of Crestwood’s liabilities, however, could give rise to the recognition of taxable gain by Crestwood, and any such taxable gain would be allocated to the Crestwood unitholders pursuant to the Crestwood Partnership Agreement. The deemed receipt of cash by Crestwood could give rise to a partially taxable “disguised sale” of assets from Crestwood to Energy Transfer. Under Section 707 of the Code and the Treasury Regulations promulgated thereunder (the “disguised sale rules”), a transfer of property (other than money) by a partner to a partnership and a transfer of money or other consideration (other than an interest in such partnership) by the partnership to such partner (including the partnership’s assumption of, or taking of property subject to, certain liabilities), may, in certain circumstances, be characterized, in whole or in part, as a “disguised sale” of property by the partner to the partnership, rather than as a non-taxable contribution of such property to the partnership. The deemed receipt of cash from Energy Transfer is expected to qualify for one or more exceptions to “disguised sale” treatment and therefore might not be treated as part of a “disguised sale” of property by Crestwood to Energy Transfer.

Further, under the disguised sale rules, a contribution of cash or other property by a partner to a partnership and a transfer of property (other than an interest in such partnership) by the partnership to such partner, may, in certain circumstances, also be characterized, in whole or in part, as a “disguised sale” of property by the partnership to the partner, rather than as a non-taxable distribution of such property by the partnership. Although not contemplated, contributions of cash or other property to Crestwood on or after the date of the merger agreement and prior to the effective time of the merger, if any, may be treated as part of a “disguised sale” of a portion of the ET units received in the merger and may result in taxable gain to Crestwood. Any such taxable gain would be allocated to the Crestwood unitholders pursuant to the Crestwood Partnership Agreement.

Tax Consequences of the Merger to Continuing Unitholders

The following discussion applies to (i) Crestwood common unitholders and (ii) Crestwood preferred unitholders who receive new ET preferred units or ET common units in the merger (such Crestwood unitholders described in clauses (i) and (ii), “continuing unitholders”). Under the Assets-Over Form, continuing unitholders will be deemed to receive distributions in liquidation of Crestwood consisting of ET common units and new ET preferred units, as applicable. In general, the receipt of ET common units and new ET preferred units will not result in the recognition of taxable gain or loss to continuing unitholders. As discussed below, the deemed distribution of cash resulting from a net reduction in the amount of nonrecourse liabilities allocated to a continuing unitholder will result in the recognition of taxable gain if such deemed receipt of cash exceeds such continuing unitholder’s adjusted tax basis in the Crestwood units surrendered in the merger. Moreover, as discussed below, continuing unitholders who receive cash in lieu of fractional ET common units may recognize gain or loss with respect to the receipt of such cash, and non-U.S. persons may be subject to withholding with respect to the receipt of ET common units or new ET preferred units.

As a partner in Crestwood, a Crestwood unitholder is entitled to include the nonrecourse liabilities of Crestwood attributable to its Crestwood units in the tax basis of its Crestwood units. As a partner in Energy Transfer after the merger, a continuing unitholder will be entitled to include the nonrecourse liabilities of Energy Transfer attributable to the ET common units and new ET preferred units, as applicable, received in the merger in the tax basis of such units received. The nonrecourse liabilities of Energy Transfer will include the nonrecourse liabilities of Crestwood after the merger. The amount of nonrecourse liabilities attributable to a Crestwood unit, an ET common unit or a new ET preferred unit is determined under complex U.S. federal income tax regulations. Crestwood expects that no nonrecourse liabilities will be allocated to the Crestwood preferred units as of the effective time and Energy Transfer expects that no nonrecourse liabilities will be allocated to new ET preferred units following the merger.

If the nonrecourse liabilities attributable to the ET common units or new ET preferred units received by a continuing unitholder in the merger exceed the nonrecourse liabilities attributable to such continuing unitholder’s Crestwood units surrendered by such continuing unitholder in the merger, such continuing unitholder’s tax basis in the ET common units or new ET preferred units (as applicable) received will be correspondingly higher than such unitholder’s tax basis in the Crestwood units surrendered. If the nonrecourse liabilities attributable to the ET common units or new ET preferred units received by a continuing unitholder in the merger are less than the nonrecourse liabilities attributable to the Crestwood units surrendered by such continuing unitholder in the merger, such continuing unitholder’s tax basis in the ET common units or new ET preferred units (as applicable) received will be correspondingly lower than such continuing unitholder’s tax basis in the Crestwood units surrendered. Please read the section titled “—Tax Basis and Holding Period of the ET Common Units and New ET Preferred Units Received” below.

Any reduction in a continuing unitholder’s share of nonrecourse liabilities described in the preceding paragraph will be treated as a deemed cash distribution to such continuing unitholder. If the amount of any deemed distribution of cash to a continuing unitholder exceeds such continuing unitholder’s tax basis in the Crestwood units surrendered, such continuing unitholder will recognize taxable gain in an amount equal to such excess. While there can be no assurance, Energy Transfer and Crestwood expect that most continuing unitholders will not recognize gain in this manner. However, the application of the rules governing the allocation of nonrecourse liabilities in the context of the merger is complex and subject to uncertainty. There can be no assurance that a continuing unitholder will not recognize gain as a result of a distribution deemed received by such continuing unitholder as a result of a net decrease in the amount of nonrecourse liabilities allocable to such continuing unitholder as a result of the merger.

The amount and effect of any gain that may be recognized by a continuing unitholder will depend on such continuing unitholder’s particular situation, including the ability of the affected continuing unitholder to utilize any suspended passive losses. Depending on these factors, any particular affected continuing unitholder may, or may not, be able to offset all or a portion of any gain recognized. Each continuing unitholder should consult its own tax advisor in analyzing whether the merger causes such continuing unitholder to recognize a deemed distribution in excess of the tax basis of its Crestwood units surrendered.

A continuing unitholder who receives cash in lieu of a fractional ET common unit should be treated as receiving such fractional ET common unit in the merger and selling such fractional ET common unit immediately following the merger. As a result, such continuing unitholder should recognize gain or loss equal to the difference between the amount realized and such continuing unitholder’s tax basis in the fractional ET common unit sold. A continuing unitholder’s amount realized is measured by the amount of cash received plus such continuing unitholder’s share of Energy Transfer’s nonrecourse liabilities immediately after the merger attributable to such fractional ET common unit.

A continuing unitholder that is a non-U.S. person may be subject to withholding with respect to the receipt of ET common units or new ET preferred units in the merger due to uncertainty in applying Treasury Regulations promulgated under Section 1446(f) of the Code. Those regulations generally require a broker to withhold 10% of the amount realized on any sale, exchange or other disposition of Crestwood units if any portion of the gain on such sale, exchange or other disposition would be treated as effectively connected with the conduct of a U.S. trade or business. While Crestwood does not believe that those regulations are intended to apply to the receipt of ET units in the merger, the regulations are unclear and brokers may determine to withhold in absence of clarity. Continuing unitholders that are non-U.S. persons should consult with their own tax advisors to determine the tax consequences to them of the merger and, if their brokers withhold with respect to the receipt of ET units, whether it may be possible to seek a refund of the applicable proceeds remitted to the IRS. Vinson & Elkins renders no opinion with respect to the subject matter of this paragraph.

Tax Consequences of the Merger to Crestwood Preferred Unitholders Who Make Redemption Elections

Crestwood preferred unitholders who properly make a Redemption Election with respect to part or all of their Crestwood preferred units will receive as consideration for such Crestwood preferred units, at the sole discretion of Crestwood GP, Crestwood common units or cash at a price of (x) $9.218573 per Crestwood preferred unit or (y) if the requisite consents are obtained in connection with the Preferred Consent Solicitation, $9.857484 per Crestwood preferred unit, in each case, plus accrued and unpaid distributions to the date of such redemption.

Crestwood preferred unitholders who receive Crestwood common units pursuant to a Redemption Election should, to the extent they receive Crestwood common units, have tax consequences consistent with those applicable to the continuing unitholders discussed in the section titled “—Tax Consequences of the Merger to Continuing Unitholders” above.

Crestwood preferred unitholders who receive cash pursuant to a Redemption Election should be treated as selling applicable Crestwood preferred units immediately prior to the merger and, as a result, should recognize gain or loss equal to the difference between the amount realized and such Crestwood preferred unitholder’s tax basis in the Crestwood preferred units sold. A Crestwood preferred unitholder’s amount realized is equal to the amount of cash received by such Crestwood preferred unitholder (plus the applicable portion of such Crestwood preferred unitholder’s share of Crestwood’s nonrecourse liabilities immediately prior to the merger, which is expected to be zero).

Tax Basis and Holding Period of the ET Common Units and New ET Preferred Units Received

A Crestwood unitholder has an initial tax basis in its Crestwood units, which consists of the amount such Crestwood unitholder paid for such Crestwood units plus such Crestwood unitholder’s share of Crestwood’s nonrecourse liabilities. That basis has been and will be increased by such Crestwood unitholder’s share of income (including such Crestwood unitholder’s share of income for the taxable period ending on the effective date of the merger) and by any increases in such Crestwood unitholder’s share of nonrecourse liabilities. That basis has been and will be decreased, but not below zero, by distributions, by such Crestwood unitholder’s share of losses (including such Crestwood unitholder’s share of losses for the taxable period ending on the effective date of the merger), by any decreases in such Crestwood unitholder’s share of nonrecourse liabilities and by such Crestwood unitholder’s share of expenditures that are not deductible in computing taxable income and are not required to be capitalized.

A Crestwood unitholder will have an initial aggregate tax basis in the ET common units or new ET preferred units that such Crestwood unitholder receives in the merger equal to such Crestwood unitholder’s adjusted tax basis in the Crestwood units exchanged therefor, decreased by any basis attributable to such Crestwood unitholder’s share of Crestwood’s nonrecourse liabilities, and increased by such Crestwood unitholder’s share of Energy Transfer’s nonrecourse liabilities immediately after the merger. In addition, the tax basis in the ET common units or new ET preferred units (as applicable) received in the merger by a Crestwood unitholder will be increased by the amount of any income or gain recognized by such Crestwood unitholder pursuant to the transactions contemplated by the merger (other than with respect to the receipt of cash in lieu of a fractional ET common unit) and decreased by the amount of tax basis attributable to any fractional ET common unit treated as received in the merger and sold immediately following the merger (as discussed in the section entitled “—Tax Consequences of the Merger to Continuing Unitholders” above).

As a result of the Assets-Over Form, a Crestwood unitholder will have a holding period in the ET common units or new ET preferred units received in the merger that is not determined by reference to its holding period in its Crestwood units exchanged therefor. Instead, such Crestwood unitholder’s holding period in the ET common units or new ET preferred units received in the merger that are attributable to Crestwood’s capital assets or properties used in its trade or business (within the meaning of Section 1231 of the Code) will include Crestwood’s holding period in those assets. The holding period for ET common units and new ET preferred units (as applicable) received by a Crestwood unitholder attributable to other assets of Crestwood, such as inventory and receivables, will begin on the day following the merger.

Effect of Termination of Crestwood’s Tax Year at Closing of the Merger

Crestwood uses the year ending December 31 as its taxable year and the accrual method of accounting for U.S. federal income tax purposes. As a result of the merger, Crestwood’s taxable year will end as of the effective date of the merger, and Crestwood will be required to file a final U.S. federal income tax return for the taxable year ending on the effective date of the merger. Each Crestwood unitholder will receive a Schedule K-1 from Crestwood for the taxable year ending on the effective date of the merger and will be required to include in income its share of income, gain, loss and deduction for this period. In addition, a Crestwood unitholder who has a taxable year ending on a date other than December 31 and after the effective date of the merger must include in income its share of income, gain, loss and deduction for its taxable year, with the result that the Crestwood unitholder will be required to include in income for its taxable year its share of more than one year of income, gain, loss and deduction from Crestwood.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF ET UNIT OWNERSHIP

This section is a summary of certain material U.S. federal income tax consequences that may be relevant to individual citizens or residents of the United States owning ET common units (ET common unitholders) or new ET preferred units (new ET preferred unitholders), in each case, received in the merger and, unless otherwise noted in the following discussion, is the opinion of Kirkland & Ellis, counsel to Energy Transfer’s general partner and Energy Transfer, insofar as it relates to legal conclusions with respect to matters of U.S. federal income tax law. This section is based upon current provisions of the Code, the Treasury Regulations and current administrative rulings and court decisions, all of which are subject to change. Later changes in these authorities may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to Energy Transfer include its operating subsidiaries.

This discussion focuses on ET unitholders who are individual citizens or residents of the United States and has only limited application to other categories of ET unitholders, such as corporations (or entities treated as corporations for U.S. federal income tax purposes), partnerships (or entities treated as partnerships for U.S. federal income tax purposes), trusts and estates. This discussion does not address all tax considerations that may be relevant to a particular unitholder in light of the unitholder’s circumstances. Moreover, this discussion does not address, or addresses only to a limited extent, the tax considerations that may be applicable to certain categories of unitholders that may be subject to special tax treatment under the U.S. federal income tax laws, such as:

•	U.S. expatriates and former citizens or long-term residents of the United States or other unitholders subject to specialized tax treatment;

•	banks, insurance companies and other financial institutions;

•	tax-exempt institutions and IRAs;

•

foreign persons (including, without limitation, controlled foreign corporations, passive foreign investment companies and foreign persons eligible for the benefits of an applicable income tax treaty with the United States);

•	REITs and mutual funds;

•	dealers or traders in securities or currencies;

•	U.S. persons whose “functional currency” is not the U.S. dollar;

•	persons holding their units as part of a straddle, hedge, conversion, constructive sale or other integrated transaction; and

•	persons subject to special tax accounting rules as a result of any item of gross income with respect to ET units being taken into account in an applicable financial statement.

In addition, this discussion does not comment on all U.S. federal income tax matters affecting us or ET unitholders, such as the application of the alternative minimum tax, and only comments, to a limited extent, on state, local and foreign tax consequences. Accordingly, Energy Transfer encourages each prospective ET unitholder to consult his own tax advisor in analyzing the U.S. federal, state, local and foreign tax consequences particular to him of the ownership or disposition of ET units and potential changes in applicable laws.

No ruling has been requested from the IRS regarding Energy Transfer’s characterization as a partnership for tax purposes. Instead, Energy Transfer will rely on opinions of Kirkland & Ellis. Unlike a ruling, an opinion of counsel represents only that counsel’s best legal judgment and does not bind the IRS or the courts. Accordingly, the opinions and statements made herein may not be sustained by a court if contested by the IRS. Any contest of this sort with the IRS may materially and adversely impact the market for ET units, including the prices at which

ET units trade. In addition, the costs of any contest with the IRS, principally legal, accounting and related fees, will result in a reduction in cash available for distribution to ET unitholders and ET GP and thus will be borne indirectly by ET unitholders and ET GP. Furthermore, the tax treatment of Energy Transfer, or of an investment in Energy Transfer, may be significantly modified by future legislative or administrative changes or court decisions. Any modifications may or may not be retroactively applied.

Unless otherwise noted, all statements as to matters of U.S. federal income tax law and legal conclusions with respect thereto, but not as to factual matters, contained in this section are the opinion of Kirkland & Ellis and are based on the accuracy of the representations made by Energy Transfer and ET GP.

Notwithstanding the foregoing, and for the reasons described below, Kirkland & Ellis has not rendered an opinion with respect to the following specific U.S. federal income tax issues:

•	the treatment of an ET unitholder whose ET units are loaned to a short seller to cover a short sale of units (please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales”);

•	whether new ET preferred unitholders will be treated as partners (please read “—Limited Partner Status”);

•

whether all aspects of Energy Transfer’s monthly method for allocating taxable income and losses is permitted by existing Treasury Regulations (please read “Disposition of Units—Allocations Between Transferors and Transferees”);

•

whether Energy Transfer’s method for taking into account Section 743 adjustments is sustainable in certain cases (please read “—Tax Consequences of Unit Ownership—Section 754 Election” and “—Uniformity of Units”); and

•	whether distributions with respect to the new ET preferred units will be treated as unrelated business taxable income (please read “—Tax-Exempt Organizations and Other Investors”).

Partnership Status

A partnership is not a taxable entity and generally incurs no U.S. federal income tax liability. Instead, each partner of a partnership is required to take into account his share of items of income, gain, loss and deduction of the partnership in computing his U.S. federal income tax liability, regardless of whether cash distributions are made to him by the partnership. Distributions by a partnership to a partner are generally not taxable to the partnership or the partner unless the amount of cash distributed to him is in excess of the partner’s adjusted basis in his partnership interest.

Section 7704 of the Code provides that publicly traded partnerships will, as a general rule, be taxed as corporations. However, an exception, referred to as the “Qualifying Income Exception,” exists with respect to publicly traded partnerships of which 90% or more of the gross income for every taxable year consists of “qualifying income.” Qualifying income includes income and gains derived from the transportation and processing of certain minerals and natural resources, including crude oil, natural gas and other products of a type that are produced in a petroleum refinery or natural gas processing plant, the retail and wholesale marketing of propane, the transportation of propane and natural gas liquids, certain related hedging activities, certain activities that are intrinsic to other qualifying activities, and Energy Transfer’s allocable share of Energy Transfer’s subsidiaries’ income from these sources. Other types of qualifying income include interest (other than from a financial business), dividends, real property rents, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. Energy Transfer estimates that less than 3% of its current gross income is not qualifying income; however, this estimate could change from time to time. Based upon and subject to this estimate, the factual representations made by Energy Transfer and ET GP and a review of the applicable legal authorities, Kirkland & Ellis is of the opinion that at least 90% of Energy Transfer’s current gross income constitutes qualifying income.

The IRS has made no determination as to Energy Transfer’s status or the status of Energy Transfer’s operating subsidiaries for U.S. federal income tax purposes. Instead, Energy Transfer will rely on the opinion of Kirkland & Ellis on such matters. It is the opinion of Kirkland & Ellis that, based upon the Code, the Treasury Regulations, published revenue rulings and court decisions and the representations described below that:

•	Energy Transfer will be classified as a partnership for U.S. federal income tax purposes; and

•

each of Energy Transfer’s operating subsidiaries, except as otherwise identified to Kirkland & Ellis, will be disregarded as an entity separate from Energy Transfer or will be treated as a partnership for U.S. federal income tax purposes.

In rendering its opinion, Kirkland & Ellis has relied on factual representations made by Energy Transfer and ET GP. The representations made by Energy Transfer and ET GP upon which Kirkland & Ellis has relied include:

•

neither Energy Transfer nor any of Energy Transfer’s partnership or limited liability company subsidiaries, other than those identified as such to Kirkland & Ellis, have elected or will elect to be treated as a corporation for U.S. federal income tax purposes;

•

for each taxable year, more than 90% of Energy Transfer’s gross income has been and will be income of the type that Kirkland & Ellis has opined or will opine is “qualifying income” within the meaning of Section 7704(d) of the Code; and

•

each hedging transaction that Energy Transfer treats as resulting in qualifying income has been and will be appropriately identified as a hedging transaction pursuant to the applicable Treasury Regulations, and has been and will be held by Energy Transfer in activities of a type that Kirkland & Ellis has opined or will opine result in qualifying income.

Energy Transfer believes that these representations have been true in the past, are true as of the date hereof and expect that these representations will continue to be true in the future.

If Energy Transfer fails to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require Energy Transfer to make adjustments with respect to ET unitholders or pay other amounts), Energy Transfer will be treated as if Energy Transfer had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which Energy Transfer fails to meet the Qualifying Income Exception, in return for stock in that corporation, and then distributed that stock to the unitholders in liquidation of their interests in Energy Transfer. This deemed contribution and liquidation should be tax-free to unitholders and Energy Transfer so long as Energy Transfer, at that time, does not have liabilities in excess of the tax basis of its assets. Thereafter, Energy Transfer would be treated as a corporation for U.S. federal income tax purposes.

If Energy Transfer were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, Energy Transfer’s items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to its unitholders, and Energy Transfer’s net income would be taxed to it at corporate rates. In addition, any distribution made to an ET unitholder would be treated as taxable dividend income, to the extent of Energy Transfer’s current and accumulated earnings and profits, or, in the absence of earnings and profits, a nontaxable return of capital, to the extent of the ET unitholder’s tax basis in his units, or taxable capital gain, after the ET unitholder’s tax basis in his units is reduced to zero. Accordingly, taxation as a corporation would result in a material reduction in an ET unitholder’s cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the units.

The discussion below is based on Kirkland & Ellis’s opinion that Energy Transfer will be classified as a partnership for U.S. federal income tax purposes.

Limited Partner Status

ET common unitholders will be treated as partners of Energy Transfer for U.S. federal income tax purposes. Also, ET common unitholders whose ET common units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their ET common units will be treated as partners of Energy Transfer for U.S. federal income tax purposes.

The tax treatment of new ET preferred unitholders is uncertain. As such, Kirkland & Ellis is unable to opine as to the tax treatment of the new ET preferred units. Although the IRS may disagree with this treatment, Energy Transfer will treat the new ET preferred units as partnership interests and the new ET preferred unitholders as partners. If the new ET preferred units are not partnership interests, they would likely constitute indebtedness for U.S. federal income tax purposes and distributions on the new ET preferred units would constitute ordinary interest income to new ET preferred unitholders. The remainder of this discussion assumes that the new ET preferred units are partnership interests for U.S. federal income tax purposes.

A beneficial owner of ET common units or new ET preferred units whose ET units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to those ET units for U.S. federal income tax purposes. Please read “—Tax Consequences of Unit Ownership—Treatment of Short Sales.”

Income, gains, losses or deductions would not appear to be reportable by an ET unitholder who is not a partner for U.S. federal income tax purposes, and any cash distributions received by an ET unitholder who is not a partner for U.S. federal income tax purposes would therefore appear to be fully taxable as ordinary income. These holders are urged to consult their tax advisors with respect to the tax consequences to them of holding ET units. The references to “ET unitholders” in the discussion that follows are to persons who are treated as partners in Energy Transfer for U.S. federal income tax purposes.

Tax Consequences of Unit Ownership

Flow-Through of Taxable Income

Subject to the discussion below under “—Entity-Level Collections,” Energy Transfer will not pay any U.S. federal income tax. Instead, each ET unitholder will be required to report on his income tax return his share of Energy Transfer’s income, gains, losses and deductions without regard to whether Energy Transfer makes cash distributions to him. Consequently, Energy Transfer may allocate income to an ET unitholder even if he has not received a cash distribution. Each ET unitholder will be required to include in income his allocable share of Energy Transfer’s income, gains, losses and deductions for Energy Transfer’s taxable year ending with or within his taxable year. Energy Transfer’s taxable year ends on December 31.

Treatment of Distributions

Distributions of cash by Energy Transfer to an ET unitholder generally will not be taxable to the ET unitholder for U.S. federal income tax purposes, except to the extent the amount of any such distribution exceeds his tax basis in his ET units immediately before the distribution. Cash distributions in excess of an ET unitholder’s tax basis generally will be treated as gain from the sale or exchange of the ET units, taxable in accordance with the rules described under “—Disposition of Units.” Any reduction in an ET unitholder’s share of Energy Transfer’s liabilities for which no partner, including ET GP, bears the economic risk of loss, known as “nonrecourse liabilities,” will be treated as a distribution by Energy Transfer of cash to that ET unitholder. To the extent Energy Transfer’s distributions cause an ET unitholder’s “at-risk” amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. Please read “—Limitations on Deductibility of Losses.”

A decrease in an ET unitholder’s percentage interest in Energy Transfer because of Energy Transfer’s issuance of additional ET common units will decrease his share of Energy Transfer’s nonrecourse liabilities, and thus will result in a corresponding deemed distribution of cash. This deemed distribution may constitute a non-pro rata distribution. A non-pro rata distribution of may result in ordinary income to an ET unitholder, regardless of his tax basis in his ET units, if the distribution reduces the ET unitholder’s share of Energy Transfer’s “unrealized receivables,” including depreciation, recapture and/or substantially appreciated “inventory items,” each as defined in Section 751 of the Code, and collectively, “Section 751 Assets.” To that extent, the ET unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and then having exchanged those assets with Energy Transfer in return for the non-pro rata portion of the distribution (or deemed distribution) made to him. This latter deemed exchange will generally result in the ET unitholder’s realization of ordinary income, which will equal the excess of (i) the non-pro rata portion of that distribution over (ii) the ET unitholder’s tax basis (often zero) for the share of Section 751 Assets deemed relinquished in the exchange.

The U.S. federal income tax treatment of the new ET preferred units is uncertain. Energy Transfer will treat distributions on the new ET preferred units as distributions to a partner. Energy Transfer intends to treat new ET preferred unitholders as receiving an allocable share of gross income from Energy Transfer equal to their cash distributions, to the extent Energy Transfer has sufficient gross income to make such allocations of gross income. In the event there is not sufficient gross income to match such distributions, the distributions on the new ET preferred units would reduce the capital accounts of the new ET preferred units, requiring a subsequent allocation of income or gain to provide the new ET preferred units with their liquidation preference, if possible.

Basis of Units

Please read “Material U.S. Federal Income Tax Consequences of the Merger—Tax Consequences of the Merger to Continuing Unitholders” for a discussion of how to determine the initial tax basis of ET units received in the merger.

The tax basis of ET units will be increased by an ET unitholder’s share of Energy Transfer’s income, by any increases in his share of Energy Transfer’s nonrecourse liabilities and, on the disposition of an ET unit, by his share of certain items related to business interest not yet deductible by him due to applicable limitations. Please read “—Limitations on Interest Deductions.” That basis will be decreased, but not below zero, by distributions from Energy Transfer, by the ET unitholder’s share of Energy Transfer’s losses, by any decreases in his share of Energy Transfer’s nonrecourse liabilities, by his share of Energy Transfer’s excess business interest (generally, the excess of Energy Transfer’s business interest over the amount that is deductible) and by his share of Energy Transfer’s expenditures that are not deductible in computing taxable income and are not required to be capitalized. An ET unitholder will have no share of Energy Transfer’s debt that is recourse to ET GP to the extent of ET GP’s “net value” as defined in the Treasury Regulations promulgated under Section 752 of the Code, but will have a share, generally based on his share of profits, of Energy Transfer’s nonrecourse liabilities. Please read “—Disposition of Units—Recognition of Gain or Loss.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Limitations on Deductibility of Losses

The deduction by an ET unitholder of his share of Energy Transfer’s losses will be limited to the tax basis in his units and, in the case of an individual ET unitholder, estate, trust, or certain closely-held corporations, to the amount for which the ET unitholder is considered to be “at risk” with respect to Energy Transfer’s activities, if that is less than his tax basis. An ET common unitholder subject to these limitations must recapture losses deducted in previous years to the extent that distributions cause his at-risk amount to be less than zero at the end of any taxable year. Losses disallowed to an ET unitholder or recaptured as a result of these limitations will carry forward and will be allowable as a deduction to the extent that his at-risk amount is subsequently increased, provided such losses do not exceed such ET common unitholder’s tax basis in his ET common units. Upon the taxable disposition of an ET common unit, any gain recognized by an ET unitholder can be offset by losses that were previously suspended by the at-risk limitation but may not be offset by losses suspended by the basis limitation. Any loss previously suspended by the at-risk limitation in excess of that gain would no longer be utilizable.

In general, an ET unitholder will be at risk to the extent of the tax basis of his ET units, excluding any portion of that basis attributable to his share of Energy Transfer’s nonrecourse liabilities, reduced by (i) any portion of that basis representing amounts otherwise protected against loss because of a guarantee, stop loss agreement or other similar arrangement and (ii) any amount of money he borrows to acquire or hold his units, if the lender of those borrowed funds owns an interest in Energy Transfer, is related to the ET unitholder or can look only to the ET units for repayment. An ET unitholder’s at-risk amount will increase or decrease as the tax basis of the ET unitholder’s units increases or decreases, other than tax basis increases or decreases attributable to increases or decreases in his share of Energy Transfer’s nonrecourse liabilities.

In addition to the basis and at-risk limitations on the deductibility of losses, the passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities, which are generally trade or business activities in which the taxpayer does not materially participate, only to the extent of the taxpayer’s income from those passive activities. The passive loss limitations are applied separately with respect to each publicly traded partnership. Consequently, any passive losses Energy Transfer generates will only be available to offset its passive income generated in the future and will not be available to offset income from other passive activities or investments, including Energy Transfer’s investments or an ET unitholder’s investments in other publicly traded partnerships, or the ET unitholder’s salary, active business or other income. Passive losses that are not deductible because they exceed a n ET unitholder’s share of income Energy Transfer generates may be deducted in full when he disposes of his entire investment in Energy Transfer in a fully taxable transaction with an unrelated party. The passive loss limitations are applied after other applicable limitations on deductions, including the at-risk rules and the basis limitation.

An ET unitholder’s share of Energy Transfer’s net income may be offset by any of Energy Transfer’s suspended passive losses, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly traded partnerships.

An additional loss limitation may apply to certain ET unitholders for taxable years beginning before January 1, 2029. A non-corporate ET unitholder will not be allowed to take a deduction for certain excess business losses in such taxable years. An excess business loss is the excess (if any) of a taxpayer’s aggregate deductions for the taxable year that are attributable to the trades or businesses of such taxpayer (determined without regard to the excess business loss limitation) over the aggregate gross income or gain of such taxpayer for the taxable year that is attributable to such trades or businesses plus a threshold amount. The threshold amount is currently equal to $289,000, or $578,000 for taxpayers filing a joint return, and is adjusted annually. Any losses disallowed in a taxable year due to the excess business loss limitation may be used by the applicable ET unitholder in the following taxable year if certain conditions are met. ET unitholders to which this excess business loss limitation applies will take their allocable share of Energy Transfer’s items of income, gain, loss and deduction into account in determining this limitation. This excess business loss limitation will be applied to a non-corporate ET unitholder after the passive loss limitations and may limit such ET unitholders’ ability to utilize any losses Energy Transfer generates that are allocable to such ET unitholder and that are not otherwise limited by the basis, at-risk and passive loss limitations described above.

While the loss limitations discussed above are applicable to ET common unitholders and new ET preferred unitholders, it is not anticipated that a new ET preferred unitholder would be allocated loss. New ET preferred unitholders will generally only be allocated loss once the capital accounts of the ET common unitholders have been reduced to zero.

Limitations on Interest Deductions

Energy Transfer’s ability to deduct interest paid or accrued on indebtedness properly allocable to a trade or business, “business interest,” may be limited in certain circumstances. Should Energy Transfer’s ability to deduct business interest be limited, the amount of taxable income allocated to ET unitholders in the taxable year in which the limitation is in effect may increase. However, in certain circumstances, an ET unitholder may be able to utilize a portion of a business interest deduction subject to this limitation in future taxable years.

In addition, the deductibility of a non-corporate taxpayer’s “investment interest expense” is generally limited to the amount of that taxpayer’s “net investment income.” Investment interest expense is interest expense on indebtedness that is properly allocable to property held for investment, which includes (i) property that produces portfolio income (for example, interest and dividends) and (ii) any interest held by the taxpayer in an activity that is not a passive activity and with respect to which the taxpayer does not materially participate. Net investment income is gross income from property held for investment, less deductible expenses (other than interest) directly connected with the production of such income. Net investment income, however, generally does not include gains attributable to the disposition of property held for investment or (if applicable) qualified dividend income. The IRS has indicated that the net passive income earned by a publicly traded partnership will be treated as investment income to its unitholders. In addition, an ET unitholder’s share of Energy Transfer’s portfolio income will be treated as investment income.

Prospective unitholders should consult their tax advisors regarding the impact of this business interest deduction limitation on an investment in ET common units.

Entity-Level Collections

If Energy Transfer were required or elects under applicable law to pay any federal, state, local or foreign income tax on behalf of any ET unitholder or ET GP or any former ET unitholder, Energy Transfer is authorized to pay those taxes from its funds. That payment, if made, will be treated as a distribution of cash to the ET unitholder on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, Energy Transfer is authorized to treat the payment as a distribution to all current ET unitholders. Energy Transfer is authorized to amend the Energy Transfer Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of units and to adjust later distributions, so that after giving effect to these distributions, the priority and characterization of distributions otherwise applicable under the Energy Transfer Partnership Agreement is maintained as nearly as is practicable. Payments by Energy Transfer as described above could give rise to an overpayment of tax on behalf of an individual ET unitholder in which event the ET unitholder would be required to file a claim in order to obtain a credit or refund.

Allocation of Income, Gain, Loss and Deduction

After giving effect to special allocation provisions with respect to Energy Transfer’s convertible units and allocations of gross income or gain intended to equal the amount of cash actually distributed in respect of the new ET preferred units, if Energy Transfer has a net profit, its items of income, gain, loss and deduction will be allocated among ET GP and the ET common unitholders in accordance with their percentage interests in Energy Transfer. If Energy Transfer has a net loss, that loss will be allocated to all ET common unitholders in accordance with their percentage interests in Energy Transfer to the extent of their positive capital accounts, as adjusted for certain items in accordance with applicable Treasury Regulations, and to ET GP in accordance with its percentage interest in Energy Transfer.

If the capital accounts of the ET common units have been reduced to zero, losses will be allocated to Energy Transfer’s preferred units until the capital accounts of the preferred units are reduced to zero. If the Energy Transfer preferred units are allocated losses in any taxable period, net income or, to the extent necessary, gross income from a subsequent taxable period, if any, would be allocated to Energy Transfer’s preferred units in a manner designed to provide their liquidation preferences.

Specified items of Energy Transfer’s income, gain, loss and deduction will be allocated to account for any difference between the tax basis and fair market value of any property contributed to Energy Transfer that exists at the time of such contribution, referred to in this discussion as the “Contributed Property.” The allocations are referred to as Section 704(c) Allocations. Following the merger, in the event Energy Transfer divests itself of any assets held by Crestwood or its subsidiaries at the time of the merger, all or a portion of any gain or loss recognized as a result of a divestiture of such assets may be required to be allocated to former Crestwood unitholders. In addition, a former Crestwood unitholder may also be required to recognize its share of “built-in gain” upon certain distributions by Energy Transfer to that unitholder of other Energy Transfer property (other than money) within seven years following the merger. No special distributions will be made to the former Crestwood unitholders with respect to any tax liability for such transactions. In the event Energy Transfer issues additional units or engages in certain other transactions in the future, “reverse Section 704(c) Allocations,” similar to the Section 704(c) Allocations described above, will be made to ET common unitholders immediately prior to such issuance or other transactions to account for the difference between the “book” basis for purposes of maintaining capital accounts and the fair market value of all property held by Energy Transfer at the time of such issuance or future transaction. In addition, items of recapture income will be allocated to the extent possible to the ET unitholder who was allocated the deduction giving rise to the treatment of that gain as recapture income in order to minimize the recognition of ordinary income by other unitholders. Finally, although Energy Transfer does not expect that its operations will result in the creation of negative capital accounts (subject to certain adjustments), if negative capital accounts (subject to certain adjustments) nevertheless result, items of Energy Transfer’s income and gain will be allocated in an amount and manner sufficient to eliminate such negative balance as quickly as possible.

An allocation of items of Energy Transfer’s income, gain, loss or deduction, other than an allocation required by the Code to eliminate the difference between a partner’s “book” capital account, credited with the fair market value of Contributed Property, and “tax” capital account, credited with the tax basis of Contributed Property, referred to in this discussion as the “Book-Tax Disparity,” will generally be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction only if the allocation has “substantial economic effect.” In any other case, a partner’s share of an item will be determined on the basis of his interest in Energy Transfer, which will be determined by taking into account all the facts and circumstances, including:

•	his relative contributions to Energy Transfer;

•	the interests of all the partners in profits and losses;

•	the interest of all the partners in cash flow; and

•	the rights of all the partners to distributions of capital upon liquidation.

Kirkland & Ellis is of the opinion that, with the exception of the issues described in “—Section 754 Election” and “—Disposition of Units—Allocations Between Transferors and Transferees,” allocations under Energy Transfer’s partnership agreement will be given effect for U.S. federal income tax purposes in determining a partner’s share of an item of income, gain, loss or deduction.

Treatment of Short Sales

An ET unitholder whose units are loaned to a “short seller” to cover a short sale of units may be considered as having disposed of those units. If so, he would no longer be treated for tax purposes as a partner with respect to those units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period:

•	any of Energy Transfer’s income, gain, loss or deduction with respect to those units would not be reportable by the ET unitholder;

•	any cash distributions received by the ET unitholder as to those units would be fully taxable; and

•	while not entirely free from doubt, all of these distributions would appear to be ordinary income.

Because there is no direct or indirect controlling authority on the issue relating to partnership interests, Kirkland & Ellis has not rendered an opinion regarding the tax treatment of a unitholder whose units are loaned to a short seller to cover a short sale of units; therefore, ET unitholders desiring to assure their status as partners and avoid the risk of gain recognition from a loan to a short seller are urged to consult a tax advisor to discuss whether it is advisable to modify any applicable brokerage account agreements to prohibit their brokers from borrowing and loaning their units. The IRS has previously announced that it is studying issues relating to the tax treatment of short sales of partnership interests. Please also read “—Disposition of Units—Recognition of Gain or Loss.”

Tax Rates

Currently, the highest marginal U.S. federal income tax rate applicable to ordinary income of individuals is 37% and the highest marginal U.S. federal income tax rate applicable to long-term capital gains (generally, capital gains on certain assets held for more than twelve months) of individuals is 20%. Such rates are subject to change by new legislation at any time.

In addition, a 3.8% Medicare tax (“NIIT”) is imposed on certain net investment income earned by individuals, estates and trusts. For these purposes, net investment income generally includes both an ET unitholder’s allocable share of Energy Transfer’s income and an ET unitholder’s gain realized upon a sale of ET units. In the case of an individual, the tax will be imposed on the lesser of (i) the ET unitholder’s net investment income or (ii) the amount by which the unitholder’s modified adjusted gross income exceeds $250,000 (if the unitholder is married and filing jointly or a surviving spouse), $125,000 (if the unitholder is married and filing separately) or $200,000 (in any other case). In the case of an estate or trust, the tax will be imposed on the lesser of (i) the estate or trust’s “undistributed net investment income,” or (ii) the excess (if any) of the estate or trust’s adjusted gross income over the dollar amount at which the highest income tax bracket applicable to an estate or trust begins for such taxable year. Prospective ET unitholders are urged to consult with their tax advisors as to the impact of the NIIT on an investment in ET units.

For taxable years beginning on or before December 31, 2025, a non-corporate ET unitholder is entitled to a deduction equal to 20% of its “qualified business income” attributable to Energy Transfer, subject to certain limitations. For purposes of this deduction, an ET unitholder’s “qualified business income” attributable to Energy Transfer is equal to the sum of:

•

the net amount of such ET unitholder’s allocable share of certain of Energy Transfer’s items of income, gain, deduction and loss (generally excluding certain items related to Energy Transfer’s investment activities, such as capital gains and dividends, which are subject to a U.S. federal income tax rate of 20%); and

•

any gain recognized by such ET unitholder on the disposition of its units to the extent such gain is attributable to certain Section 751 assets, including depreciation recapture and “inventory items” Energy Transfer owns.

Prospective ET unitholders should consult their tax advisors regarding the application of this deduction and its interaction with the overall deduction for qualified business income.

Section 754 Election

Energy Transfer has made the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election generally permits Energy Transfer to adjust an ET common unit purchaser’s tax basis in Energy Transfer’s assets (“inside basis”) under Section 743(b) of the Code to reflect his purchase price. This election does not apply with respect to a person who purchases ET common units directly from Energy Transfer. The Section 743(b) adjustment belongs to the purchaser and not to other ET unitholders. For purposes of this discussion, the inside basis in Energy Transfer’s assets with respect to an ET unitholder will be considered to have two components: (i) his share of Energy Transfer’s tax basis in Energy Transfer’s assets (“common basis”) and (ii) his Section 743(b) adjustment to that basis.

Energy Transfer has adopted the remedial allocation method as to all its properties. Where the remedial allocation method is adopted, the Treasury Regulations under Section 743 of the Code require a portion of the Section 743(b) adjustment that is attributable to recovery property that is subject to depreciation under Section 168 of the Code and whose book basis is in excess of its tax basis to be depreciated over the remaining cost recovery period for the property’s unamortized Book-Tax Disparity. Under Treasury Regulations Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code, rather than cost recovery deductions under Section 168, is generally required to be depreciated using either the straight-line method or the 150% declining balance method. Under Energy Transfer’s partnership agreement, ET GP is authorized to take a position to preserve the uniformity of ET units even if that position is not consistent with these and any other Treasury Regulations. Please read “—Uniformity of Units.”

Energy Transfer depreciates the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property that is not amortizable. This method is consistent with the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulations Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of Energy Transfer’s assets. To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, Energy Transfer will apply the rules described in the Treasury Regulations and legislative history. If Energy Transfer determines that this position cannot reasonably be taken, Energy Transfer may take a depreciation or amortization position under which all purchasers acquiring ET units in the same month would receive depreciation or amortization, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in Energy Transfer’s assets. This kind of aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to some ET unitholders. Please read “—Uniformity of Units.” An ET unitholder’s tax basis for his ET common units is reduced by his share of Energy Transfer’s deductions (whether or not such deductions were claimed on an individual’s income tax return) so that any position Energy Transfer takes that understates deductions will overstate such ET unitholder’s basis in his ET common units, which may cause the unitholder to understate gain or overstate loss on any sale of such units. Please read “—Disposition of Units—Recognition of Gain or Loss.” Kirkland & Ellis is unable to opine as to whether Energy Transfer’s method for taking into account Section 743 adjustments is sustainable for property subject to depreciation under Section 167 of the Code or if Energy Transfer uses an aggregate approach as described above, as there is no direct or indirect controlling authority addressing the validity of these positions. Moreover, the IRS may challenge Energy Transfer’s position with respect to depreciating or amortizing the Section 743(b) adjustment Energy Transfer takes to preserve the uniformity of the units. If such a challenge were sustained, the gain from the sale of units might be increased without the benefit of additional deductions.

Subject to certain limitations, a Section 743(b) adjustment may create additional depreciable basis that is eligible for bonus depreciation under Section 168(k) to the extent the adjustment is attributable to depreciable property and not to goodwill or real property. However, because Energy Transfer may not be able to determine whether the transfers of ET units satisfy all of the eligibility requirements and due to other limitations regarding administrability, Energy Transfer may elect out of the bonus depreciation provisions of Section 168(k) with respect to basis adjustments under Section 743(b).

A Section 754 election is advantageous if the transferee’s tax basis in his ET units is higher than the ET units’ share of the aggregate tax basis of Energy Transfer’s assets immediately prior to the transfer. Conversely, a Section 754 election is disadvantageous if the transferee’s tax basis in his ET units is lower than those ET units’ share of the aggregate tax basis of Energy Transfer’s assets immediately prior to the transfer. Thus, the fair market value of the ET units may be affected either favorably or unfavorably by the election. A basis adjustment is required regardless of whether a Section 754 election is made in the case of a transfer of an interest in Energy

Transfer if Energy Transfer has a substantial built-in loss immediately after the transfer. Generally, a built-in loss is substantial if (i) it exceeds $250,000 or (ii) the transferee would be allocated a net loss in excess of $250,000 on a hypothetical sale of Energy Transfer’s assets for their fair market value immediately after a transfer of the interest at issue. In addition, a basis adjustment is required regardless of whether a Section 754 election is made if Energy Transfer distributes property and has a substantial basis reduction. A substantial basis reduction exists if, on a liquidating distribution of property to an ET unitholder, there would be a negative basis adjustment to Energy Transfer’s assets in excess of $250,000 if a Section 754 election were in place.

The calculations involved in the Section 754 election are complex and will be made on the basis of assumptions as to the value of Energy Transfer’s assets and other matters. For example, the allocation of the Section 743(b) adjustment among Energy Transfer’s assets must be made in accordance with the Code. The IRS could seek to reallocate some or all of any Section 743(b) adjustment allocated by Energy Transfer to Energy Transfer’s tangible assets to goodwill instead. Goodwill, as an intangible asset, is generally nonamortizable or amortizable over a longer period of time or under a less accelerated method than Energy Transfer’s tangible assets. Energy Transfer cannot assure you that the determinations Energy Transfer makes will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in Energy Transfer’s opinion, the expense of compliance exceed the benefit of the election, Energy Transfer may seek permission from the IRS to revoke its Section 754 election. If permission is granted, a subsequent purchaser of ET units may be allocated more income than he would have been allocated had the election not been revoked.

Tax Treatment of Operations

Accounting Method and Taxable Year

Energy Transfer uses the year ending December 31 as its taxable year and the accrual method of accounting for U.S. federal income tax purposes. Each ET unitholder will be required to include in income his share of Energy Transfer’s income, gain, loss and deduction for Energy Transfer’s taxable year ending within or with his taxable year. In addition, an ET unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his ET units following the close of Energy Transfer’s taxable year but before the close of his taxable year must include his share of Energy Transfer’s income, gain, loss, deduction or his share of income from guaranteed payments, if applicable, in income for his taxable year, with the result that he will be required to include in income for his taxable year his share of more than twelve months of Energy Transfer’s income, gain, loss and deduction. Please read “—Disposition of Units—Allocations Between Transferors and Transferees.”

Tax Basis, Depreciation and Amortization

The tax basis of Energy Transfer’s assets will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of these assets. The U.S. federal income tax burden associated with the difference between the fair market value of Energy Transfer’s assets and their tax basis immediately prior to an offering will be borne by ET unitholders holding interests in Energy Transfer prior to any such offering. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction.”

To the extent allowable, Energy Transfer may use the depreciation and cost recovery methods, including bonus depreciation to the extent available, that will result in the largest deductions being taken in the early years after assets subject to these allowances are placed in service. Please read “—Uniformity of Units.” Property Energy Transfer subsequently acquires or constructs may be depreciated using accelerated methods permitted by the Code.

If Energy Transfer disposes of depreciable property by sale, foreclosure or otherwise, all or a portion of any gain, determined by reference to the amount of depreciation previously deducted and the nature of the property, may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, an ET unitholder who has taken cost recovery or depreciation deductions with respect to property Energy Transfer owns will likely be required to recapture some or all of those deductions as ordinary income upon a sale of his interest in Energy Transfer. Please read “—Tax Consequences of Unit Ownership—Allocation of Income, Gain, Loss and Deduction” and “—Disposition of Units—Recognition of Gain or Loss.”

The costs Energy Transfer incurs in selling ET units (called “syndication expenses”) must be capitalized and cannot be deducted currently, ratably or upon Energy Transfer’s termination. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized by Energy Transfer, and as syndication expenses, which may not be amortized by Energy Transfer. The underwriting discounts and commissions Energy Transfer incurs will be treated as syndication expenses.

Valuation and Tax Basis of Energy Transfer’s Properties

The U.S. federal income tax consequences of the ownership and disposition of ET units will depend in part on Energy Transfer’s estimates of the relative fair market values, and the initial tax bases, of Energy Transfer’s assets. Although Energy Transfer may from time to time consult with professional appraisers regarding valuation matters, Energy Transfer will make many of the relative fair market value estimates. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are later found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by unitholders might change, and unitholders might be required to adjust their tax liability for prior years and incur interest and penalties with respect to those adjustments.

Disposition of Units

Recognition of Gain or Loss

Gain or loss will be recognized on a sale of units equal to the difference between the amount realized and the unitholder’s tax basis for the units sold. An ET unitholder’s amount realized will be measured by the sum of the cash or the fair market value of other property received by him plus his share of Energy Transfer’s nonrecourse liabilities. New ET preferred unitholders are not expected to have a share of Energy Transfer’s nonrecourse liabilities, but ET common unitholders are. If the amount realized includes an ET unitholder’s share of Energy Transfer’s nonrecourse liabilities, the gain recognized on the sale of such ET units could result in a tax liability in excess of any cash received from the sale.

Prior distributions from Energy Transfer that in the aggregate were in excess of cumulative net taxable income for an ET common unit and, therefore, decreased an ET unitholder’s tax basis in that ET common unit will, in effect, become taxable income if the ET common unit is sold at a price greater than the unitholder’s tax basis in that ET common unit, even if the price received is less than his original cost.

Except as noted below, gain or loss recognized by an ET unitholder, other than a “dealer” in ET units, on the sale or exchange of an ET unit will generally be taxable as capital gain or loss. Capital gain recognized by an individual on the sale of ET units held for more than twelve months will generally be taxed at the U.S. federal income tax rate applicable to long-term capital gains. However, a portion of this gain or loss, which will likely be substantial, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to (i) “unrealized receivables,” including potential recapture items such as depreciation, or (ii) “inventory items” Energy Transfer owns. Ordinary income attributable to unrealized receivables and inventory items may exceed net taxable gain realized upon the sale of an ET unit and may be recognized even if there is a net taxable loss realized on the sale of an ET unit. Thus, an ET unitholder may recognize both ordinary income and a capital loss upon a sale of ET units. Capital losses may offset capital gains and no more than $3,000 of ordinary income, in the case of individuals, and may only be used to offset capital gains in the case of corporations. Ordinary income recognized by a non-corporate ET unitholder on disposition of ET common units may be reduced by such ET unitholder’s deduction for qualified business income. Both ordinary income and capital gain recognized on a sale of ET units may be subject to the NIIT in certain circumstances. Please read “—Tax Consequences of Unit Ownership—Tax Rates.”

The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all those interests. Upon a sale or other disposition of less than all of those interests, a portion of that tax basis must be allocated to the interests sold using an “equitable apportionment” method, which generally means that the tax basis allocated to the interest sold equals an amount that bears the same relation to the partner’s tax basis in his entire interest in the partnership as the value of the interest sold bears to the value of the partner’s entire interest in the partnership. Treasury Regulations under Section 1223 of the Code allow a selling unitholder who can identify units transferred with an ascertainable holding period to elect to use the actual holding period of the units transferred. Thus, according to the ruling discussed above, a unitholder will be unable to select high or low basis units to sell as would be the case with corporate stock, but, according to the Treasury Regulations, he may designate specific units sold for purposes of determining the holding period of units transferred. A unitholder electing to use the actual holding period of units transferred must consistently use that identification method for all subsequent sales or exchanges of units. An ET unitholder considering the purchase of additional ET units or a sale of ET units purchased in separate transactions should consult his tax advisor as to the possible consequences of this ruling and application of the Treasury Regulations.

Specific provisions of the Code affect the taxation of some financial products and securities, including partnership interests, by treating a taxpayer as having sold an “appreciated” partnership interest, one in which gain would be recognized if it were sold, assigned or terminated at its fair market value, if the taxpayer or related persons enter(s) into:

•	a short sale;

•	an offsetting notional principal contract; or

•	a futures or forward contract; in each case, with respect to the partnership interest or substantially identical property.

Moreover, if a taxpayer has previously entered into a short sale, an offsetting notional principal contract or a futures or forward contract with respect to the partnership interest, the taxpayer will be treated as having sold that position if the taxpayer or a related person then acquires the partnership interest or substantially identical property. The Secretary of the U.S. Department of the Treasury is also authorized to issue regulations that treat a taxpayer that enters into transactions or positions that have substantially the same effect as the preceding transactions as having constructively sold the financial position. Prospective ET unitholders should consult their tax advisors regarding the impact of these constructive sale rules in connection with an investment in our units.

Recognition of Gain or Loss on Redemption of New ET Preferred Units

The receipt by a holder of amounts in redemption of his new ET preferred units generally will result in the recognition of taxable gain to the holder for U.S. federal income tax purposes only if and to the extent the amount of redemption proceeds received in cash exceeds the holder’s tax basis in all the ET units held by such holder immediately before the redemption. A holder of new ET preferred units will only recognize a taxable loss if such new ET preferred units are redeemed solely for cash, unrealized receivables and/or inventory, such holder does not hold any other ET units immediately after the redemption, and the holder’s tax basis in the redeemed new ET preferred units exceeds the amount of cash and fair market value of unrealized receivables and inventory received by the holder in redemption thereof. Any taxable gain or loss recognized under the foregoing rules would be treated in the same manner as taxable gain or loss recognized on a sale of new ET preferred units as described above in “Disposition of Units—Recognition of Gain or Loss on Sale.”

Allocations Between Transferors and Transferees

In general, Energy Transfer’s taxable income and losses will be determined annually, will be prorated on a monthly basis in proportion to the number of days in each month and will be subsequently apportioned among Energy Transfer’s unitholders in proportion to the number of units owned by each of them as of the opening of the applicable exchange on the first business day of the month, which Energy Transfer refers to as the “Allocation Date.” However, gain or loss realized on a sale or other disposition of Energy Transfer’s assets other than in the ordinary course of business will be allocated among ET unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, an ET unitholder transferring ET units may be allocated income, gain, loss and deduction realized after the date of transfer.

The U.S. Department of Treasury and the IRS have issued Treasury Regulations that permit publicly traded partnerships to use a monthly simplifying convention that is similar to Energy Transfer’s, but they do not specifically authorize all aspects of the proration method Energy Transfer has adopted. Accordingly, Kirkland & Ellis is unable to opine on the validity of this method of allocating income and deductions between transferor and transferee unitholders. If this method is not allowed under the Treasury Regulations, Energy Transfer’s taxable income or losses might be reallocated among the ET unitholders. Energy Transfer is authorized to revise its method of allocation between transferor and transferee ET unitholders, as well as ET unitholders whose interests vary during a taxable year.

An ET unitholder who owns ET units at any time during a quarter and who disposes of them prior to the record date set for a cash distribution for that quarter will be allocated items of Energy Transfer’s income, gain, loss and deductions attributable to that quarter through the month of disposition but will not be entitled to receive that cash distribution.

New ET preferred unitholders as of the applicable record date with respect to an applicable payment date will be entitled to receive the cash distribution with respect to their new ET preferred units on the applicable payment date. Purchasers of new ET preferred units after such applicable record date will therefore not become entitled to receive a cash distribution on their new ET preferred units until the next applicable record date.

Notification Requirements

An ET unitholder who sells any of his units is generally required to notify Energy Transfer in writing of that sale within 30 days after the sale (or, if earlier, January 15 of the year following the sale). A purchaser of ET units who purchases ET units from another ET unitholder is also generally required to notify Energy Transfer in writing of that purchase within 30 days after the purchase. Upon receiving such notifications, Energy Transfer is required to notify the IRS of that transaction and to furnish specified information to the transferor and transferee. Failure to notify Energy Transfer of a purchase may, in some cases, lead to the imposition of penalties. However, these reporting requirements do not apply to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker who will satisfy such requirements.

Uniformity of Units

Because Energy Transfer cannot match transferors and transferees of ET units, Energy Transfer must maintain uniformity of the economic and tax characteristics of the ET units to a purchaser of these ET units. In the absence of uniformity, Energy Transfer may be unable to completely comply with a number of U.S. federal income tax requirements, both statutory and regulatory. A lack of uniformity can result from a literal application of Treasury Regulations Section 1.167(c)-1(a)(6). Any non-uniformity could have a negative impact on the value of the ET units. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” Energy Transfer depreciates the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property, to the extent of any unamortized Book-Tax Disparity, using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the property’s unamortized Book-Tax Disparity, or treat that portion as non-amortizable to the extent attributable to property that is not amortizable. This method is consistent with the regulations under Section 743 of the Code and the methods employed by other publicly traded partnerships but is arguably inconsistent with Treasury Regulations Section 1.167(c)-1(a)(6), which is not expected to directly apply to a material portion of Energy Transfer’s assets. Please read “—Tax Consequences of Unit Ownership—Section 754 Election.” To the extent this Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, Energy Transfer will apply the rules described in the Treasury Regulations and legislative history. If Energy Transfer determines that this position cannot reasonably be taken, Energy Transfer may adopt a depreciation and amortization position under which all purchasers acquiring units in the same month would receive depreciation and amortization deductions, whether attributable to common basis or a Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in Energy Transfer’s assets. If this position is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to some ET unitholders and risk the loss of depreciation and amortization deductions not taken in the year that these deductions are otherwise allowable. This position will not be adopted if Energy Transfer determines that the loss of depreciation and amortization deductions will have a material adverse effect on the ET unitholders. If Energy Transfer chooses not to utilize this aggregate method, Energy Transfer may use any other reasonable depreciation and amortization method to preserve the uniformity of the intrinsic tax characteristics of any units that would not have a material adverse effect on the unitholders. In either case, and as stated above under “—Tax Consequences of Unit Ownership—Section 754 Election,” Kirkland & Ellis has not rendered an opinion with respect to these methods. Moreover, the IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If this challenge were sustained, the uniformity of ET units might be affected, and the gain from the sale of ET units might be increased without the benefit of additional deductions. Please read “—Disposition of Units—Recognition of Gain or Loss.”

Tax-Exempt Organizations and Other Investors

Ownership of ET units by employee benefit plans, other tax-exempt organizations, non-resident aliens, foreign corporations and other foreign persons raises issues unique to those investors and, as described below to a limited extent, may have substantially adverse tax consequences to them. If you are such an investor, you should consult your own tax advisor before investing in ET units.

Employee benefit plans and most other organizations exempt from U.S. federal income tax, including IRAs and other retirement plans, are subject to U.S. federal income tax on unrelated business taxable income. Virtually all of Energy Transfer’s income allocated to an ET unitholder that is a tax-exempt organization will be unrelated business taxable income and will be taxable to it. Further, a tax-exempt organization with more than one unrelated trade or business (including by attribution from investments in a partnership, such as Energy Transfer, that is engaged in one or more unrelated trades or businesses) must compute its unrelated business taxable income separately for each such trade or business, including for purposes for determining any net operating loss deductions. As a result, it may not be possible for tax-exempt organizations to use losses from an investment in Energy Transfer to offset taxable income from another unrelated trade or business. Additionally, all or part of any gain recognized by a tax-exempt organization upon a sale or other disposition of ET units may be unrelated business taxable income and may be taxable to them.

Energy Transfer will treat distributions on the new ET preferred units as distributions to a partner. However, the IRS may determine that distributions on the new ET preferred units constitute guaranteed payments for the use of capital. The treatment of guaranteed payments for the use of capital to tax-exempt investors is not certain. Such payments may be treated as UBTI for federal income tax purposes, and Kirkland & Ellis is unable to opine with respect to whether such payments constitute UBTI for federal income tax purposes. If you are a tax-exempt entity, you should consult your tax advisor with respect to the consequences of owning new ET preferred units.

Non-resident aliens and foreign corporations, trusts or estates that own ET units will be considered to be engaged in business in the United States because of the ownership of units. As a consequence, they will be required to file U.S. federal tax returns to report their share of Energy Transfer’s income, gain, loss or deduction or their share of income from guaranteed payments, if applicable, and pay U.S. federal income tax at regular rates on their share of Energy Transfer’s net income or gain. Moreover, under rules applicable to publicly traded partnerships, Energy Transfer’s quarterly distribution to foreign ET unitholders will be subject to withholding at the highest applicable marginal tax rate. Each foreign ET unitholder must obtain a taxpayer identification number from the IRS and submit that number to Energy Transfer’s transfer agent on a Form W-8BEN, W-8BEN-E or applicable substitute form in order to obtain credit for these withholding taxes. A change in applicable law may require Energy Transfer to change these procedures.

In addition, because a foreign corporation that owns ET units will be treated as engaged in a U.S. trade or business, that corporation may be subject to the U.S. branch profits tax at a rate of 30%, in addition to regular U.S. federal income tax, on its share of Energy Transfer’s earnings and profits, as adjusted for changes in the foreign corporation’s “U.S. net equity,” that are effectively connected with the conduct of a U.S. trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country in which the foreign corporate unitholder is a “qualified resident.” In addition, this type of ET unitholder is subject to special information reporting requirements under Section 6038C of the Code.

A foreign ET unitholder who sells or otherwise disposes of an ET unit will be subject to U.S. federal income tax on gain realized from the sale or disposition of that ET unit to the extent the gain is effectively connected with a U.S. trade or business of the foreign ET unitholder. Gain on the sale or disposition of an ET unit will be treated as effectively connected with a U.S. trade or business to the extent that a foreign ET unitholder would recognize gain effectively connected with a U.S. trade or business upon the hypothetical sale of Energy Transfer’s assets at fair market value on the date of the sale or exchange of that ET unit. Such gain shall be reduced by certain amounts treated as effectively connected with a U.S. trade or business attributable to certain real property interests, as set forth in the following paragraph.

Under the Foreign Investment in Real Property Tax Act, a foreign ET unitholder (other than certain “qualified foreign pension funds” (or an entity all of the interests of which are held by such a qualified foreign pension fund), which generally are entities or arrangements that are established and regulated by foreign law to provide retirement or other pension benefits to employees, do not have a single participant or beneficiary that is entitled to more than 5% of the assets or income of the entity or arrangement and are subject to certain preferential tax treatment under the laws of the applicable foreign country) generally will be subject to U.S. federal income tax upon the sale or disposition of an ET unit if (i) he owned (directly or constructively applying certain attribution rules) more than 5% of the applicable class of ET units at any time during the five-year period ending on the date of such disposition and (ii) 50% or more of the fair market value of all of Energy Transfer’s assets consisted of U.S. real property interests at any time during the shorter of the period during which such unitholder held the units or the five-year period ending on the date of disposition. Currently, more than 50% of Energy Transfer’s assets consist of U.S. real property interests and Energy Transfer does not expect that to change in the foreseeable future.

Therefore, foreign ET unitholders may be subject to U.S. federal income tax on gain from the sale or disposition of their units.

Upon the sale, exchange or other disposition of an ET unit by a foreign ET unitholder, the transferee is generally required to withhold 10% of the amount realized on such sale, exchange or other disposition if any portion of the gain on such sale, exchange or other disposition would be treated as effectively connected with a U.S. trade or business. The U.S. Department of the Treasury and the IRS have issued final regulations providing guidance on the application of these rules for transfers of certain publicly traded partnership interests, including transfers of ET units. Under these regulations, the “amount realized” on a transfer of ET units will generally be the amount of gross proceeds paid to the broker effecting the applicable transfer on behalf of the transferor, and such broker will generally be responsible for the relevant withholding obligations.

Moreover, under rules applicable to publicly traded partnerships, Energy Transfer’s distributions to foreign ET unitholders will be subject to withholding at the highest applicable marginal tax rate. In addition, distributions to a foreign ET unitholder will also be subject to a 10% withholding tax on the amount of any distribution in excess of Energy Transfer’s cumulative net income. Energy Transfer intends to treat all of its distributions as being in excess of cumulative net income for such purposes and subject to the 10% withholding tax. Accordingly, distributions to a foreign ET unitholder will be subject to a combined withholding tax rate equal to the sum of the highest applicable marginal tax rate and 10%. Prospective foreign ET unitholders should consult their tax advisors regarding the impact of these rules on an investment in ET units.

Additional withholding requirements may also affect certain foreign unitholders. Please read “—Administrative Matters—Additional Withholding Requirements.”

Administrative Matters

Information Returns and Audit Procedures

Energy Transfer intends to furnish to each ET unitholder, within 90 days after the close of each calendar year, specific tax information, including a Schedule K-1, which describes his share of Energy Transfer’s income, gain, loss and deduction for Energy Transfer’s preceding taxable year. In preparing this information, which will not be reviewed by counsel, Energy Transfer will take various accounting and reporting positions, some of which have been mentioned earlier, to determine each ET unitholder’s share of income, gain, loss and deduction. Energy Transfer cannot assure you that those positions will yield a result that conforms to the requirements of the Code, Treasury Regulations or administrative interpretations of the IRS. Neither Energy Transfer nor Kirkland & Ellis can assure prospective ET unitholders that the IRS will not successfully contend in court that those positions are impermissible. Any challenge by the IRS could negatively affect the value of the ET units.

The IRS may audit Energy Transfer’s U.S. federal income tax information returns. Adjustments resulting from an IRS audit may require each ET unitholder to adjust a prior year’s tax liability, and possibly may result in an audit of his return. Any audit of an ET unitholder’s return could result in adjustments not related to Energy Transfer’s returns as well as those related to Energy Transfer’s returns.

Partnerships generally are treated as separate entities for purposes of U.S. federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners.

An ET unitholder must file a statement with the IRS identifying the treatment of any item on his U.S. federal income tax return that is not consistent with the treatment of the item on Energy Transfer’s return. Intentional or negligent disregard of this consistency requirement may subject a unitholder to substantial penalties.

If the IRS makes audit adjustments to Energy Transfer’s income tax returns, it may assess and collect any taxes (including any applicable penalties and interest) resulting from such audit adjustment directly from Energy Transfer. Similarly, if the IRS makes audit adjustments to income tax returns filed by an entity treated as a partnership in which Energy Transfer is a member or partner, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from such entity. Generally, Energy Transfer expects to elect to have ET GP and ET unitholders take any such audit adjustment into account in accordance with their interests in Energy Transfer during the taxable year under audit, but there can be no assurance that such election will be effective in all circumstances. If we are unable to have ET GP and ET unitholders take such audit adjustment into account in accordance with their interests in us during the tax year under audit, current ET unitholders may bear some or all of the tax liability resulting from such audit adjustment, even if such ET unitholders did not own ET units during the tax year under audit. If, as a result of any such audit adjustment, Energy Transfer is required to make payments of taxes, penalties and interest, Energy Transfer’s cash available for distribution to ET common unitholders might be substantially reduced.

Additionally, Energy Transfer is required to designate a partner, or other person, with a substantial presence in the United States as the partnership representative (“Partnership Representative”). The Partnership

Representative will have the sole authority to act on Energy Transfer’s behalf for purposes of, among other situations, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS. If Energy Transfer does not make such a designation, the IRS can select any person as the Partnership Representative. Energy Transfer has designated its general partner as its Partnership Representative. Further, any actions taken by Energy Transfer or by the Partnership Representative on Energy Transfer’s behalf with respect to, among other situations, U.S. federal income tax audits and judicial review of administrative adjustments by the IRS, will be binding on Energy Transfer and all ET unitholders.

Additional Withholding Requirements

Withholding taxes may apply to certain types of payments made to “foreign financial institutions” (as specifically defined in the Code) and certain other foreign entities. Specifically, a 30% withholding tax may be imposed on interest, dividends and other fixed or determinable annual or periodical gains, profits and income from sources within the United States (“FDAP Income”), or subject to the proposed Treasury Regulations discussed below, gross proceeds from the sale or other disposition of any property of a type that can produce interest or dividends from sources within the United States (“Gross Proceeds”) paid to a foreign financial institution or to a “non-financial foreign entity” (as specifically defined in the Code), unless (i) the foreign financial institution undertakes certain diligence and reporting, (ii) the non-financial foreign entity either certifies it does not have any substantial U.S. owners or furnishes identifying information regarding each substantial U.S. owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in clause (i) above, it must enter into an agreement with the U.S. Department of Treasury requiring, among other obligations, that it undertake to identify accounts held by certain U.S. persons or U.S.-owned foreign entities, annually report certain information about such accounts, and withhold 30% on payments to noncompliant foreign financial institutions and certain other account holders. Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing these requirements may be subject to different rules.

These rules generally apply to payments of FDAP Income currently and, while these rules generally would have applied to payments of relevant Gross Proceeds made on or after January 1, 2019, proposed Treasury Regulations eliminate these withholding taxes on payments of Gross Proceeds entirely. Unitholders generally may rely on these proposed Treasury Regulations until final Treasury Regulations are issued. Thus, to the extent Energy Transfer has FDAP Income, that is not treated as effectively connected with a U.S. trade or business (please read “—Tax-Exempt Organizations and Other Investors”), ET unitholders who are foreign financial institutions or certain other foreign entities, or persons that hold their ET units through such foreign entities, may be subject to withholding on distributions they receive from Energy Transfer, or their distributive share of Energy Transfer’s income, pursuant to the rules described above.

Prospective ET unitholders should consult their own tax advisors regarding the potential application of these withholding provisions to their investment in ET units.

Nominee Reporting

Persons who hold an interest in Energy Transfer as a nominee for another person are required to furnish to Energy Transfer:

•	the name, address and taxpayer identification number of the beneficial owner and the nominee;

•	whether the beneficial owner is:

•	a person that is not a U.S. person;

•	a foreign government, an international organization or any wholly owned agency or instrumentality of either of the foregoing; or

•	tax-exempt entity;

•	the amount and description of ET units held, acquired or transferred for the beneficial owner; and

•

specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from dispositions.

Brokers and financial institutions are required to furnish additional information, including whether they are U.S. persons and specific information on ET units they acquire, hold or transfer for their own account. A penalty of $270 per failure, up to a maximum of $3,339,000 per calendar year, is imposed by the Code for failure to report that information to Energy Transfer. The nominee is required to supply the beneficial owner of the ET units with the information furnished to Energy Transfer.

Accuracy-Related Penalties

Certain penalties may be imposed on taxpayers as a result of an underpayment of tax that is attributable to one or more specified causes, including: (i) negligence or disregard of rules or regulations, (ii) substantial understatements of income tax, (iii) substantial valuation misstatements and (iv) the disallowance of claimed tax benefits by reason of a transaction lacking economic substance or failing to meet the requirements of any similar rule of law. Except with respect to the disallowance of claimed tax benefits by reason of a transaction lacking economic substance or failing to meet the requirements of any similar rule of law, however, no penalty will be imposed for any portion of any such underpayment if it is shown that there was a reasonable cause for the underpayment of that portion and that the taxpayer acted in good faith regarding the underpayment of that portion.

With respect to substantial understatements of income tax, the amount of any understatement subject to penalty generally is reduced by that portion of the understatement which is attributable to a position adopted on the return: (A) for which there is, or was, “substantial authority,” or (B) as to which there is a reasonable basis and the relevant facts are adequately disclosed on the return. If any item of income, gain, loss or deduction included in the distributive shares of unitholders might result in that kind of an “understatement” of income for which no “substantial authority” exists, Energy Transfer must adequately disclose the relevant facts on Energy Transfer’s return. In addition, Energy Transfer will make a reasonable effort to furnish sufficient information for ET unitholders to make adequate disclosure on their returns and to take other actions as may be appropriate to permit unitholders to avoid liability for this penalty.

Legislative Developments

The present U.S. federal income tax treatment of publicly traded partnerships, including Energy Transfer, or an investment in ET units may be modified by administrative, legislative or judicial interpretation at any time. For example, from time to time, members of Congress and the President propose and consider substantive changes to the existing U.S. federal income tax laws that affect the tax treatment of publicly traded partnerships and ET unitholders.

Modifications to the U.S. federal income tax laws and interpretations thereof may or may not be retroactively applied and could make it more difficult or impossible to meet the exception for Energy Transfer to be treated as a partnership for U.S. federal income tax purposes. Please read “—Partnership Status.” Energy Transfer is unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect Energy Transfer, and any such changes could negatively impact the value of an investment in ET units.

State, Local, Foreign and Other Tax Considerations

In addition to U.S. federal income taxes, you will likely be subject to other taxes, such as state, local and foreign income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which Energy Transfer does business or owns property or in which you are a resident. Although an analysis of those various taxes is not presented here, each prospective ET unitholder should consider their potential impact on his investment in Energy Transfer. Energy Transfer currently owns property or does business in many states. Several of these states impose a personal income tax on individuals; certain of these states also impose an income tax on corporations and other entities. Energy Transfer may also own property or do business in other jurisdictions in the future. Although you may not be required to file a return and pay taxes in some jurisdictions because your income from that jurisdiction falls below the filing and payment requirement, you will be required to file income tax returns and to pay income taxes in many of these jurisdictions in which Energy Transfer does business or owns property and may be subject to penalties for failure to comply with those requirements. In some jurisdictions, tax losses may not produce a tax benefit in the year incurred and may not be available to offset income in subsequent taxable years. Some of the jurisdictions may require Energy Transfer, or Energy Transfer may elect, to withhold a percentage of income from amounts to be distributed to an ET unitholder who is not a resident of the jurisdiction. Withholding, the amount of which may be greater or less than a particular ET unitholder’s income tax liability to the jurisdiction, generally does not relieve a nonresident ET unitholder from the obligation to file an income tax return. Amounts withheld will be treated as if distributed to ET unitholders for purposes of determining the amounts distributed by Energy Transfer. Please read “—Tax Consequences of Unit Ownership—Entity-Level Collections.” Based on current law and Energy Transfer’s estimate of its future operations, ET GP anticipates that any amounts required to be withheld will not be material.

It is the responsibility of each ET unitholder to investigate the legal and tax consequences, under the laws of the United States, pertinent states, localities and non-U.S. jurisdictions, of his investment in Energy Transfer. Accordingly, each ET unitholder should consult his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each ET unitholder to file all state, local and foreign, as well as U.S. federal tax returns, that may be required of him. Kirkland & Ellis has not rendered an opinion on the state tax, local tax, alternative minimum tax or non-U.S. tax consequences of an investment in Energy Transfer.

DESCRIPTION OF ET COMMON UNITS

ET common units represent limited partner interests in Energy Transfer. ET common units entitle the holders to participate in Energy Transfer partnership distributions and to exercise the rights and privileges available to Energy Transfer limited partners under the Energy Transfer Partnership Agreement.

Number of Common Units

As of September 22, 2023, Energy Transfer had 3,145,050,945 ET common units outstanding, 2,811,126,654 of which are held by the public and 333,924,291 of which are held by affiliates of Energy Transfer.

Where ET Common Units Are Traded

Energy Transfer’s outstanding common units are listed on the NYSE under the symbol “ET.” The ET common units received by Crestwood unitholders in connection with the merger as part of the common unit merger consideration and preferred consideration will also be listed on the NYSE.

Quarterly Distributions

The Energy Transfer Partnership Agreement requires that Energy Transfer distribute 100% of its “Available Cash” (as defined in the Energy Transfer Partnership Agreement) to its partners within 50 days following the end of each quarter. Available Cash consists generally of all of Energy Transfer’s cash on hand less the amount of cash reserves that are necessary or appropriate, as determined in good faith by ET GP, to satisfy general, administrative and other expenses and debt service requirements, comply with applicable law or any debt agreement, provide funds for distributions to unitholders and the general partner in respect of any one or more of the next four quarters and otherwise provide for the proper conduct of business, plus all cash on hand immediately prior to the date of the distribution of available cash for the quarter. Please see “Comparison of Rights of Energy Transfer Common Unitholders, New ET Preferred Unitholders, Crestwood Common Unitholders and Crestwood Preferred Unitholders—Distributions” for a further discussion of Energy Transfer’s quarterly distributions.

Issuance of Additional Partnership Securities; Preemptive Rights

The Energy Transfer Partnership Agreement authorizes Energy Transfer to issue an unlimited number of additional partnership securities and options, rights, warrants and appreciation rights relating to the partnership securities for any partnership purpose at any time and from time to time to such persons, for such consideration and on such terms and conditions as ET GP determines, all without the approval of any limited partners.

It is possible that Energy Transfer will fund acquisitions through the issuance of additional ET common units or other equity securities. Holders of any additional common units Energy Transfer issues will be entitled to share equally with the then-existing holders of common units in Energy Transfer’s distributions of Available Cash. In addition, the issuance of additional partnership interests may dilute (i) the percentage interests of the then-existing holders of ET common units in Energy Transfer’s net assets and (ii) the voting rights of the then-existing holders of ET common units under the Energy Transfer Partnership Agreement.

In accordance with Delaware law and the provisions of the Energy Transfer Partnership Agreement, Energy Transfer may also issue additional partnership securities that have special voting rights to which the ET common units are not entitled. ET GP will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase common units or other partnership securities whenever, and on the same terms that, Energy Transfer issues those securities to persons other than ET GP and its affiliates, to the extent necessary to maintain its percentage interest, including its interest represented by common units, that existed immediately prior to each issuance.

The holders of ET common units do not have preemptive rights to acquire additional common units or other partnership securities.

Other Outstanding Energy Transfer Securities

As of September 22, 2023, Energy Transfer had the following preferred units outstanding (i) 950,000 6.250% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (currently a floating rate security), (ii) 550,000 6.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, (iii) 18,000,000 7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (currently a floating rate security), (iv) 17,800,000 7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (currently a floating rate security), (v) 32,000,000 7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, (vi) 500,000 6.750% Series F Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units, (vii) 1,484,780 7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units and (viii) 900,000 6.500% Series H Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units.

As of September 22, 2023, Energy Transfer had 778,421,932 Class A Units representing limited partner interests outstanding (the “Class A Units”). The Class A Units vote together with the ET common units, as a single class, on any matter for which the holders of ET common units are entitled to vote, except as required by law. Additionally, for so long as Kelcy Warren is an officer or a director of ET GP, upon the issuance by Energy Transfer of additional ET common units or any securities that have voting rights that are pari passu with ET common units, Energy Transfer will issue to the holder of Class A Units a number of additional Class A Units such that the holder maintains a voting interest in Energy Transfer that is identical to its voting interest in Energy Transfer prior to such issuance. In connection with the closing of the merger, Energy Transfer expects to issue approximately 58 million Class A Units to the holder thereof based on the number of ET common units and new ET preferred units expected to be issued in connection with the merger (assuming all Crestwood preferred unitholders make the default election). The Class A Units are not entitled to distributions and otherwise have no economic attributes, except that the Class A Units in the aggregate will be entitled to an aggregate $100 distribution prior and in preference to any distribution of assets to the holders of any other classes or series of our securities upon Energy Transfer’s liquidation, dissolution or winding up. The Class A Units are not convertible into, or exchangeable for, ET common units. In addition to the other voting rights of the Class A Units, without the approval of 66 2/3% of the Class A Units, Energy Transfer may not take any action that disproportionately or materially adversely affects the rights, preferences or privileges of the Class A Units or amend the terms of the Class A Units. Without the prior approval of a conflicts committee of the ET board of directors, the Class A Units may not be transferred to any person or entity, other than to Kelcy Warren, Ray Davis or to any trust, family partnership or family limited liability company the sole beneficiaries, partners or members of which are Kelcy Warren, Ray Davis or their respective relatives.

As of September 22, 2023, Energy Transfer had 675,625,000 Class B Units representing limited partner interests outstanding. Except to the extent the Delaware Act gives the Class B Units a vote as a class on any matter, the Class B Units do not have any voting rights. With respect to any matter on which the Class B Units are entitled to vote, each Class B Unit will be entitled to one vote on such matter. Each Class B Unit is entitled to a quarterly cash distribution in an amount equal to $0.35325 per Class B Unit. If Energy Transfer is unable to pay the Class B Unit quarterly distribution with respect to any quarter, (i) the amount of such accrued and unpaid distributions will accumulate until paid in full in cash and (ii) the balance of such accrued and unpaid distributions will increase at a rate of 1.5% per annum, compounded quarterly, from the date such distribution was due until the date it is paid.

Voting Rights

Unlike the holders of common stock in a corporation, Energy Transfer’s limited partners have only limited voting rights on matters affecting Energy Transfer’s business. Energy Transfer’s limited partners have no right to elect the general partner or the directors of the general partner on an annual or other continuing basis. ET GP may not be removed except by the vote of the holders of at least 66 2/3% of the outstanding units, including units owned by ET GP and its affiliates. Each holder of common units is entitled to one vote for each common unit on all matters submitted to a vote of the unitholders. For additional information, please read “Comparison of Rights of Energy Transfer Common Unitholders, New ET Preferred Unitholders, Crestwood Common Unitholders and Crestwood Preferred Unitholders—Voting; Meetings.”

Limited Call Right

If at any time ET GP and its affiliates hold more than 90% of the total limited partner interests of any class then outstanding, ET GP will then have the right, which right it may assign and transfer in whole or in part to Energy Transfer or any affiliate of ET GP, exercisable at its option, to purchase all, but not less than all, of such limited partner interests of such class then outstanding held by persons other than ET GP and its affiliates. As a consequence, a unitholder may be required to sell his common units at an undesirable time or price.

Transfer Agent and Registrar

Energy Transfer’s transfer agent and registrar for the ET common units is Equiniti Trust Company, LLC.

Transfer of ET Common Units

Any transfers of an ET common unit will not be recorded by the transfer agent or recognized by Energy Transfer unless the transferee executes and delivers a transfer application. By executing and delivering a transfer application, the transferee of ET common units:

•	becomes the record holder of the ET common units and is an assignee until admitted as a substituted limited partner;

•	automatically requests admission as a substituted limited partner;

•	represents and warrants that such transferee has the right, power and authority and, if an individual, the capacity to enter into the Energy Transfer Partnership Agreement;

•	grants the powers of attorney set forth in the Energy Transfer Partnership Agreement; and

•	gives the consents and approvals and makes the waivers contained in the Energy Transfer Partnership Agreement.

An assignee will become a substituted limited partner for the transferred ET common units upon the consent of ET GP and the recording of the name of the assignee on Energy Transfer’s books and records. ET GP may withhold its consent in its sole discretion.

A transferee’s broker, agent or nominee may complete, execute and deliver a transfer application. Energy Transfer is entitled to treat the nominee holder of an ET common unit as the absolute owner. In that case, the beneficial holder’s rights are limited solely to those that it has against the nominee holder as a result of any agreement between the beneficial owner and the nominee holder.

ET common units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon admission as a substituted limited partner for the transferred ET common units, a purchaser or transferee of ET common units who does not execute and deliver a transfer application obtains only:

•	the right to assign the ET common units to a purchaser or other transferee; and

•	the right to transfer the right to seek admission as a substituted limited partner for the transferred ET common units.

Thus, a purchaser or transferee of ET common units who does not execute and deliver a transfer application:

•

will not receive cash distributions or federal income tax allocations, unless the ET common units are held in a nominee or “street name” account and the nominee or broker has executed and delivered a transfer application; and

•	may not receive some federal income tax information or reports furnished to record holders of ET common units.

The transferor of ET common units has a duty to provide the transferee with all information that may be necessary to transfer the ET common units. The transferor does not have a duty to insure the execution of the transfer application by the transferee and has no liability or responsibility if the transferee neglects or chooses not to execute and forward the transfer application to the exchange agent.

Non-Citizen Assignee; Redemption

Following notice provided by Energy Transfer, if a transferee of a limited partner interests fails to furnish a properly completed tax certificate or if ET GP determines that such transferee is not an eligible holder, Energy Transfer may redeem the units held by the transferee limited partner at their current market price. In order to avoid any cancellation or forfeiture, ET GP may require each limited partner to furnish information about his nationality, citizenship or related status. If a limited partner fails to furnish information about his nationality, citizenship or other related status within 30 days after a request for the information or ET GP determines after receipt of the information that the limited partner is not an eligible citizen, the limited partner may be treated as a non-citizen assignee. A non-citizen assignee, is entitled to an interest equivalent to that of a limited partner for the right to share in allocations and distributions from Energy Transfer, including liquidating distributions. A non-citizen assignee may, by written instruction, direct ET GP to vote such non-citizen assignee’s units. If no such written direction is received, such units held by the non-citizen assignee will not be voted.

Capital Contributions

Except as described below under “—Limited Liability,” the common units will be fully paid, and common unitholders will not be required to make additional capital contributions to Energy Transfer.

Limited Liability

Assuming that a limited partner does not participate in the control of Energy Transfer’s business within the meaning of the Delaware Act, and that it otherwise acts in conformity with the provisions of the Energy Transfer Partnership Agreement, the limited partner’s liability under the Delaware Act will be limited, subject to possible exceptions, to the amount of capital such limited partner is obligated to contribute to Energy Transfer for its common units plus such limited partner’s share of any undistributed profits and assets and any funds wrongfully distributed to it as described below. If it were determined, however, that the right, or exercise of the right, by the limited partners as a group to remove or replace ET GP, to approve certain amendments to the Energy Transfer Partnership Agreement or to take any other action under the Energy Transfer Partnership Agreement constituted “participation in the control” of Energy Transfer’s business for the purposes of the Delaware Act, then the limited partners could be held personally liable for Energy Transfer’s obligations under the laws of Delaware, to the same extent as ET GP. This liability would extend to persons who transact business with Energy Transfer who reasonably believe that a limited partner is a general partner based on such limited partner’s conduct. Neither the Energy Transfer Partnership Agreement nor the Delaware Act specifically provides for legal recourse against ET GP if a limited partner were to lose limited liability through any fault of ET GP. While this does not mean that a limited partner could not seek legal recourse, Energy Transfer does not know of any precedent for this type of a claim in Delaware case law.

Under the Delaware Act, a limited partnership may not make a distribution to a partner if, after the distribution, all liabilities of the limited partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the limited partnership, would exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited will be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds the nonrecourse liability. The Delaware Act provides that a limited partner who receives a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act will be liable to the limited partnership for the amount of the distribution; provided, however, that such limited partner will have no liability for the amount of the distribution after the expiration of three years from the date of the distribution. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of its assignor to make contributions to the limited partnership, excluding any obligations of the assignor with respect to wrongful distributions, as described above, except the assignee is not obligated for liabilities unknown to it at the time it became a limited partner and that could not be ascertained from the Energy Transfer Partnership Agreement.

Energy Transfer’s subsidiaries conduct business in multiple states. Maintenance of Energy Transfer’s limited liability as a limited partner or member of its subsidiaries formed as limited partnerships or limited liability companies, respectively, may require compliance with legal requirements in the jurisdictions in which such subsidiaries conduct business, including qualifying those subsidiaries to do business there. Limitations on the liability of a limited partner or member for the obligations of a limited partnership or limited liability company, respectively, have not been clearly established in many jurisdictions. If it were determined that Energy Transfer were, by virtue of its limited partner interest or limited liability company interest in its subsidiaries or otherwise, conducting business in any state without compliance with the applicable limited partnership or limited liability company statute, or that the right or exercise of the right by Energy Transfer’s limited partners as a group to remove or replace ET GP, to approve certain amendments to the Energy Transfer Partnership Agreement or to take other action under the Energy Transfer Partnership Agreement constituted “participation in the control” of Energy Transfer’s business for purposes of the statutes of any relevant jurisdiction, then the limited partners could be held personally liable for Energy Transfer’s obligations under the law of that jurisdiction to the same extent as ET GP under the circumstances. Energy Transfer will operate in a manner that ET GP considers reasonable and necessary or appropriate to preserve the limited liability of the limited partners.

Change of Management Provisions

The Energy Transfer Partnership Agreement contains specific provisions that are intended to discourage a person or group from attempting to remove or otherwise change management. If at any time any person or group (other than ET GP or its affiliates) beneficially owns 20% or more of any outstanding partnership securities of any class then outstanding, all partnership securities owned by such person or group will not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of limited partners to vote on any matter (unless otherwise required by law), calculating required votes, determining the presence of a quorum or for other similar purposes under the Energy Transfer Partnership Agreement. The foregoing limitation does not apply (i) to any person or group who acquired 20% or more of any outstanding partnership securities of any class then outstanding directly from ET GP or its affiliates, (ii) to any person or group who acquired 20% or more of any outstanding partnership securities of any class then outstanding directly or indirectly from a person or group described in clause (i) provided that ET GP has notified such person or group in writing that such limitation will not apply, or (iii) to any person or group who acquired 20% or more of any partnership securities issued by Energy Transfer with the prior approval of the ET board of directors.

Meetings; Voting

Except as described above under “—Change of Management Provisions,” unitholders or assignees who are record holders of units on the record date will be entitled to notice of, and to vote at, meetings of limited partners and to act upon matters for which approvals may be solicited. Units that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by ET GP at the written direction of the record holder.

Absent direction of this kind, the units will not be voted, except that, in the case of units held by ET GP on behalf of non-citizen assignees, ET GP will distribute the votes on those common units in the same ratios as the votes of limited partners on other units are cast.

Any action that is required or permitted to be taken by the unitholders may be taken either at a meeting of the unitholders or without a meeting if consents in writing describing the action so taken are signed by holders of the number of units necessary to authorize or take that action at a meeting.

Special meetings of the unitholders may be called by ET GP or by unitholders owning at least 20% of the outstanding units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has been called, represented in person or by proxy, will constitute a quorum unless any action by the unitholders requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

Each record holder of a unit has a vote according to its percentage interest in Energy Transfer, although additional limited partner interests having special voting rights could be issued. Please read “—Issuance of Additional Partnership Securities; Preemptive Rights” above. However, if at any time any person or group, other than ET GP and its affiliates, or a direct or subsequently approved transferee of ET GP or its affiliates, acquires, in the aggregate, beneficial ownership of 20% or more of any class of units then outstanding, that person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. Please read “—Change of Management Provisions” above. Units held in nominee or street name account will be voted by the broker or other nominee in accordance with the instructions of the beneficial owner unless the arrangement between the beneficial owner and its nominee provides otherwise.

Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of units under the Energy Transfer Partnership Agreement will be delivered to the record holder by Energy Transfer or by the exchange agent.

Holders of ET common units have very limited voting rights and may vote on the following matters:

•	a sale or exchange of all or substantially all of Energy Transfer’s assets;

•	the election of a successor general partner in connection with the withdrawal or removal of ET GP;

•	dissolution or reconstitution of the partnership;

•	a merger of the partnership;

•	issuance of limited partner interests in some circumstances; and

•	some amendments to the Energy Transfer Partnership Agreement, including any amendment that would cause Energy Transfer to be treated as an association taxable as a corporation.

Removal of ET GP requires:

•	a 66 2/3% vote of all outstanding units; and

•	the election of a successor general partner by the holders of a majority of the outstanding ET units (a “unit majority”).

Books and Reports

ET GP is required to keep appropriate books and records with respect to Energy Transfer’s business at its principal offices. Energy Transfer’s books are maintained, for both federal income tax and financial reporting purposes, on an accrual basis. For both federal income tax and financial reporting purposes, the fiscal year end is December 31.

Energy Transfer will furnish or make available to record holders of common units, no later than 120 days after the close of each fiscal year, an annual report containing audited financial statements and a report on those financial statements by its independent registered public accounting firm. Except for the fourth quarter of each fiscal year, Energy Transfer will also furnish or make available unaudited financial statements no later than 90 days after the close of each quarter.

Energy Transfer will furnish each record holder with information reasonably required for tax reporting purposes within 90 days after the close of each calendar year.

Right to Inspect Books and Records

Except as described below, each limited partner has the right, for a purpose reasonably related to such limited partner’s interest as a limited partner in the partnership, upon reasonable written demand and at such limited partner’s own expense:

•	to obtain true and full information regarding the status of our business and financial condition;

•	promptly after becoming available, to obtain a copy of our federal, state and local income tax returns for each year;

•	to have furnished to it a current list of the name and last known business, residence or mailing address of each partner;

•

to have furnished to it a copy of the Energy Transfer Partnership Agreement and the certificate of limited partnership and all amendments thereto, together with copies of all powers of attorney pursuant to which the Energy Transfer Partnership Agreement, the certificate of limited partnership and all amendments thereto have been executed;

•

to obtain true and full information regarding the amount of cash and a description and statement of the net agreed value of any other capital contribution by each partner and that each partner has agreed to contribute in the future, and the date on which each became a partner; and

•	to obtain such other information regarding Energy Transfer’s affairs as is just and reasonable.

ET GP may, and intends to, keep confidential from the limited partners trade secrets or other information the disclosure of which ET GP believes in good faith is not in Energy Transfer’s best interests, could damage Energy Transfer and its subsidiaries (excluding Energy Transfer Operating, L.P. and its subsidiaries) (the “partnership group”) or that we are required by law or by agreements with third parties to keep confidential.

DESCRIPTION OF NEW ET PREFERRED UNITS

Pursuant to the merger agreement, Crestwood preferred unitholders may elect to receive as consideration the new ET preferred units, which units will have substantially similar terms, including with respect to economics and structural protections, as the Crestwood preferred units (as such preferred unit terms may be amended if the requisite consents are obtained in the Preferred Consent Solicitation). Such proposed amendments are summarized in the section entitled “Preferred Consent Solicitation” and more fully described in the Crestwood Consent Solicitation Statement, filed by Crestwood with the SEC on September 27, 2023 and mailed to the Crestwood preferred unitholders on or about the same date. The new ET preferred units will represent limited partner interests in Energy Transfer which will rank, as to distributions on such securities and distributions upon liquidation, on parity with Energy Transfer’s existing preferred units. The new ET preferred units, among other things, will entitle the holders to participate in Energy Transfer partnership distributions and to exercise the rights and privileges as detailed more fully below. Such rights and privileges will be set forth in Amendment No. 10 to the Energy Transfer Partnership Agreement (the “ET LPA Amendment”), a form of which is attached as Exhibit 3.13 to the registration statement of which this proxy statement/prospectus forms a part.

Distributions

The new ET preferred units will be entitled to a cumulative distribution (the “Preferred Distribution”) of $0.2111 per quarter in respect of each new ET preferred unit, subject to certain adjustments (as may be adjusted, the “Preferred Distribution Amount”). Each Preferred Distribution will be paid in cash at the Preferred Distribution Amount unless, subject to certain exceptions, (i) there is no distribution being paid on parity securities and junior securities and (ii) Energy Transfer’s Available Cash, excluding any deductions to provide funds for distributions of Available Cash to the ET common unitholders in respect of any one or more of the next four quarters, is insufficient to pay the Preferred Distribution. If Energy Transfer fails to pay the Preferred Distribution in full in cash, then until such time as all accrued and unpaid Preferred Distributions are paid in full in cash (i) the Preferred Distribution Amount will increase to $0.2567 per quarter, and (ii) Energy Transfer will not be permitted to declare or make (a) any distributions in respect of any junior securities (including the common units) and (b) subject to certain exceptions, any distributions in respect of any parity securities.

If Energy Transfer fails to pay in full any Preferred Distribution, the amount of such unpaid distribution will accrue and accumulate from the last day of the quarter for which such distribution is due until paid in full. Any accrued and unpaid distributions will increase at a rate of 2.8125% per quarter (“rate increase percentage”). Further, each new ET preferred unit will have the right to share in any special distributions by Energy Transfer of cash, securities or other property (including in connection with any spin-off transaction) and in the form of such cash, securities or other property pro rata with the ET common units, as if the new ET preferred units had converted into ET common units at the then-applicable Conversion Ratio; provided, however¸ that at any time there are accrued but unpaid distributions on the Preferred Units, no such special distributions will be permitted (the “special distribution”). For the avoidance of doubt, special distributions will not include regular quarterly distributions paid in the normal course, provided that any such regular quarterly distribution is not paid at a rate that is in excess of 130% of the quarterly distribution rate for the immediately preceding quarter.

If the requisite consents are obtained in the Preferred Consent Solicitation and the proposed amendments to the Crestwood Partnership Agreement approved thereby become effective, after the closing of the merger, the new ET preferred units (i) will not provide for the application of the deficiency rate and rate increase percentage described above with respect to distributions payable to the holders of new ET preferred units during any quarter in which distributions are accrued and unpaid and (ii) will have modified rights to participate in special distributions made to ET common unitholders as described above;

Conversion

Holders of new ET preferred units may elect (i) to convert all or any portion of such preferred units, in an aggregate amount equaling or exceeding the Minimum Conversion Amount (as defined in the ET LPA

Amendment), into ET common units, at the then applicable Conversion Ratio (as defined in the ET LPA Amendment, initially 2.07 ET common units for ten new ET preferred units), subject to the payment of any accrued but unpaid distributions to the date of such conversion and (ii) in the event of Energy Transfer’s voluntary liquidation, dissolution or winding up, to convert all or any portion of such new ET preferred units into ET common units, at the then applicable Conversion Ratio, subject to payment of any accrued but unpaid distributions to the date of conversion.

At any time, subject to certain liquidity requirements set forth in the ET LPA Amendment, if the volume-weighted average trading price of the ET common units on the national securities exchange on which the ET common units are then listed (the “VWAP Price”) for 20 trading days over the 30-trading day period ending on the close of trading on the day immediately preceding the date notice is given by Energy Transfer of election of its conversion right is greater than the quotient of (i) $13.691 divided by (ii) the then applicable Conversion Ratio (or approximately $66.14 based on the initial Conversion Ratio), ET GP, in its sole discretion, may convert all or a portion of the outstanding new ET preferred units into ET common units, at the then applicable Conversion Ratio, subject to the payment of any accrued but unpaid distributions to the date of conversion. Also, subject to certain liquidity requirements set forth in the ET LPA Amendment, if the VWAP Price of the common units for 20 trading days over the 30-trading day period ending on the close of trading on the day immediately preceding the date notice is given by Energy Transfer of the exercise of its conversion right is greater than the quotient of (i) $9.1273 divided by (ii) the then applicable Conversion Ratio (or approximately $44.09 based on the initial Conversion Ratio), ET GP, in its sole discretion, may convert all, but not less than all, of the outstanding new ET preferred units into a number of ET common units equal to the Adjusted Conversion Amount (as defined in the ET LPA Amendment).

Voting

The new ET preferred units will have voting rights that are identical to the voting rights of the ET common units and will vote with the ET common units as a single class, with each new ET preferred unit being entitled to one vote for each ET common unit into which such new ET preferred unit is convertible at the then-applicable Conversion Ratio, except that the new ET preferred units (subject to certain exclusions) will be entitled to vote as a separate class on any matter on which all Energy Transfer unitholders are entitled to vote that adversely affects the rights, powers, privileges or preferences of the new ET preferred units in relation to Energy Transfer’s other securities or as required by law.

The approval of a majority of the outstanding new ET preferred units will be required to approve matters for which holders of new ET preferred units are entitled to vote as a separate class; except that the affirmative vote of holders of at least two-thirds of the issued and outstanding new ET preferred Units, voting separately as a class with one vote per new ET preferred unit, will be necessary to amend the terms of Energy Transfer’s partnership agreement in any manner that (1) alters or changes the rights, powers, privileges or preferences or duties and obligations of the new ET preferred units in any material respect, (2) increases or decreases the authorized number of new ET preferred units or (3) otherwise adversely affects the new ET preferred units. If the requisite consents are obtained in the Preferred Consent Solicitation and the proposed amendments to the Crestwood Partnership Agreement approved thereby become effective, after the closing of the merger, (i) holders of the new ET preferred units will not be entitled to vote, on an as-converted basis, together with the ET common units as a single class, on matters generally, (ii) the affirmative vote of holders of at least two-thirds of the outstanding new ET preferred units, voting as a separate class, will be required to adopt any amendment to the Energy Transfer Partnership Agreement that ET GP determines would have a material and adverse effect on the rights of the new ET preferred units, and (iii) the affirmative vote of holders of at least two-thirds of the outstanding new ET preferred units, voting together as a class with other parity securities, will be required to (1) create or issue any Parity Securities if cumulative distributions on the new ET preferred units are in arrears or (2) create or issue any Senior Securities (as defined in the Energy Transfer Partnership Agreement).

Transfer Agent and Registrar

Energy Transfer’s transfer agent and registrar for the new ET preferred units will be Equiniti Trust Company, LLC.

COMPARISON OF RIGHTS OF ENERGY TRANSFER COMMON UNITHOLDERS, NEW ET PREFERRED UNITHOLDERS, CRESTWOOD COMMON UNITHOLDERS AND CRESTWOOD PREFERRED UNITHOLDERS

Both Energy Transfer and Crestwood are Delaware limited partnerships. The rights of ET common unitholders are currently governed by the Energy Transfer Partnership Agreement, Energy Transfer’s certificate of limited partnership, as amended, and the Delaware Act. The rights of Crestwood unitholders are governed by the Crestwood Partnership Agreement, the certificate of limited partnership, as amended, and the Delaware Act. Crestwood unitholders who receive ET units in the merger will become Energy Transfer unitholders upon completion of the merger, and their rights as such will be governed by Energy Transfer’s certificate of limited partnership, as amended, the Energy Transfer Partnership Agreement and the Delaware Act.

Set forth below is a discussion of the material differences between the rights of a Crestwood common unitholder, on the one hand, and the rights of a holder of ET common units, on the other hand. Further, certain of the Crestwood preferred unitholders may elect to receive the new ET preferred units, which will have substantially similar terms, including with respect to economics and structural protections, as the Crestwood preferred units (as such terms may be amended if the requisite consents are obtained in the Preferred Consent Solicitation). Such proposed amendments are summarized in the section entitled “Preferred Consent Solicitation” and more fully described in the Crestwood Consent Solicitation Statement, filed by Crestwood with the SEC on September 27, 2023 and mailed to the Crestwood preferred unitholders on or about the same date. A summary of the Crestwood preferred units is set forth below. Certain rights of the Crestwood preferred unitholders are identical to the rights of the Crestwood common unitholders. To the extent any rights of the Crestwood preferred unitholders and Crestwood common unitholders differ, such differences are noted below. These summaries do not purport to be a complete discussion of, and are qualified in their entirety by reference to the Delaware Act and the constituent documents of Crestwood and Energy Transfer, as applicable, and do not give effect to the proposed amendments to the Crestwood Partnership Agreement, which may be adopted if the requisite consents are obtained in the Preferred Consent Solicitation (which is further described in the section entitled “Preferred Consent Solicitation”) and the merger is consummated. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist. Crestwood unitholders should read carefully the relevant provisions of the Energy Transfer Partnership Agreement and the Crestwood Partnership Agreement. Copies of documents referred to in this summary may be obtained as described under “Where You Can Find More Information.”

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units
Purpose
Energy Transfer’s stated purpose is to engage in any business activities that ET GP or its subsidiaries are permitted to engage in and to engage in any business activities that are approved by ET GP.	Crestwood’s stated purpose is to engage in any business activities that its subsidiaries are permitted to engage in or that are approved by Crestwood GP.

Outstanding Units; Authorized Capital

Energy Transfer’s authorized equity interests consist of the ET common units, the Class A Units, the Class B Units and a non-economic general partner interest (the “ET General Partner Interest”).

As of September 22, 2023, Energy Transfer had outstanding

Crestwood’s authorized equity interests consist of the Crestwood common units, Crestwood preferred units, Crestwood Class A units and a non-economic general partner interest (the “Crestwood General Partner Interest”).

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

3,145,050,945 ET common units, 778,421,932 Class A Units, 675,625,000 Class B Units and the ET General Partner Interest. Pursuant to the terms of the merger agreement, each Crestwood common unit will be converted into the right to receive 2.07 ET common units.

The Energy Transfer Partnership Agreement authorizes Energy Transfer to issue an unlimited number of additional limited partner interests, other equity securities, options, rights, warrants and appreciation rights for the consideration and on the terms and conditions established by ET GP without the approval of the limited partners.

As of September 22, 2023, Energy Transfer had the following preferred units outstanding (i) 950,000 6.250% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (currently a floating rate security), (ii) 550,000 6.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units,(iii) 18,000,000 7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (currently a floating rate security), (iv) 17,800,000 7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units (currently a floating rate security), (v) 32,000,000 7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, (vi) 500,000 6.750% Series F Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units, (vii) 1,484,780 7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units and (viii) 900,000 6.500% Series H Fixed-Rate

As of September 22, 2023, Crestwood had outstanding 105,096,104 Crestwood common units, 71,257,445 Crestwood preferred units, the Crestwood General Partner Interest and 486,726 Crestwood Class A units.

The Crestwood Partnership Agreement authorizes Crestwood to issue an unlimited number of additional limited partner interests, including Crestwood preferred units and other equity securities for any partnership purpose at any time, and from time to time, to such persons for such consideration and on such terms and conditions as Crestwood GP will determine, subject to the approval of holders of the Crestwood preferred units with respect to securities that (a) rank senior to the Crestwood preferred units with respect to distributions or (b), in the case of securities pari passu with the Crestwood preferred units with respect to distributions, exceeds $300 million in aggregate face value and is convertible into more than 48,125,000 Crestwood common units.

Holders of any additional Crestwood common units or Crestwood preferred units issued by Crestwood will be entitled to share equally with the then-existing holders of Crestwood common units or Crestwood preferred units, as applicable, in distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing Crestwood unitholders in Crestwood’s net assets.

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

Reset Cumulative Redeemable Perpetual Preferred Units.

It is possible that Energy Transfer will fund acquisitions through the issuance of additional ET common units or other equity securities. Holders of any additional ET common units issued by Energy Transfer will be entitled to share equally with the then-existing holders of common units in distributions of available cash. In addition, the issuance of additional partnership interests may dilute the value of the interests of the then-existing holders of ET common units in Energy Transfer’s net assets.

In accordance with Delaware law and the provisions of the Energy Transfer Partnership Agreement, ET GP may also issue additional partnership securities that have special voting rights to which the ET common units are not entitled.

In accordance with Delaware law and the provisions of the Crestwood Partnership Agreement, Crestwood may also issue additional partnership securities that have special voting or other rights to which the Crestwood common units or Crestwood preferred units are not entitled.

Distributions

General. Within 50 days after the end of each quarter, Energy Transfer will distribute all available cash to partners of record on the applicable record date. The Class A Units are not entitled to quarterly distributions.

Definition of Available Cash. Available cash is defined in the Energy Transfer Partnership Agreement and generally means, for any calendar quarter, all cash on hand at the end of such quarter:

•  less the amount of cash reserves that ET GP in good faith determines is necessary or appropriate to:

•  provide for the proper conduct of Energy Transfer’s business (including reserves for future capital expenditures,

General. Subject to certain provisions of the Crestwood Partnership Agreement, within 45 days after the end of each quarter, Crestwood will distribute all Available Cash to unitholders of record, including Crestwood common unitholders, Crestwood preferred unitholders and Crestwood Class A unitholders, on the applicable record date.

Definition of Available Cash. Available cash for any quarter consists of all cash and cash equivalents of Crestwood, Crestwood GP, the “Operating Company” and any subsidiary of any such entity, treated as a consolidated entity (the

General. Crestwood preferred unitholders are entitled to receive a cumulative cash distribution of $0.2111 per quarter in respect of each outstanding Crestwood preferred unit, subject to certain adjustments in accordance with the Crestwood Partnership Agreement. Further, Crestwood preferred unitholders are entitled to the rate step-up and special distribution.

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

for anticipated future credit needs of Energy Transfer and for refunds of collected rates likely to be refunded related to FERC rate proceedings);

•  comply with applicable law, any of Energy Transfer’s debt instruments or other agreements; or

•  provide funds for distributions to unitholders and ET GP for any one of the next four quarters;

•  plus all cash on hand on the date of the determination of available cash for the quarter.

“Partnership Group”), on hand at the end of that quarter:

•  less, the amount of cash reserves that is necessary or appropriate in the reasonable discretion of Crestwood GP to:

•  provide for the proper conduct of the business of the Partnership Group subsequent to such quarter;

•  comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any member of the Partnership Group, any of Crestwood’s debt instruments or other agreements; or

•  provide funds for distributions to limited partners for any one of the next four quarters;

•  plus, all additional cash and cash equivalents of the Partnership Group on hand on the date of the determination of Available Cash for the quarter resulting from working capital borrowings made subsequent to the end of the quarter. Working capital borrowings are generally borrowings that are made under a credit facility or other similar arrangement and, in all cases, are used solely for working capital purposes;

provided, however, that disbursements made by any member of the Partnership Group or cash reserves established,

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

increased or reduced after the end of such quarter but on or before the date of determination of Available Cash with respect to such quarter will be deemed to have been made, established, increased or reduced, for purposes of determining Available Cash, within such quarter if Crestwood GP so determines.

Notwithstanding the foregoing, Available Cash does not include any cash and cash equivalents on hand derived from or attributable to our ownership of, or sale or other disposition of, the shares of common stock of IPCH Acquisition Corp. (“IPCH”) and the membership interests of Crestwood Partners, LLC (“Crestwood Partners”) (“IPCH/Crestwood Partners Available Cash”).

Distributions of Cash upon Liquidation

If Energy Transfer dissolves in accordance with the Energy Transfer Partnership Agreement, it will sell or otherwise dispose of its assets in a process called a liquidation. Upon dissolution, subject to Section 17-804 of the Delaware Act, Energy Transfer will first apply the proceeds of liquidation to the payment of its creditors and the creation of a reserve for contingent liabilities. The holders of Class A Units will be entitled to an aggregate $100 distribution upon Energy Transfer’s liquidation, and then Energy Transfer will distribute any remaining proceeds to the unitholders, in accordance with the positive balance in their respective capital accounts.

Subject to the provisions above and Section 17-804, upon dissolution, Energy Transfer will make distributions in a manner it determines to be in the best interests of its partners.

If Crestwood dissolves in accordance with the Crestwood Partnership Agreement, it will sell or otherwise dispose of its assets in a process called a liquidation. Crestwood will first apply the proceeds of liquidation to the payment of its creditors. Crestwood will distribute any remaining proceeds to its unitholders, in accordance with, and to the extent of the positive balances in their respective capital account, as adjusted to reflect any gain or loss upon the sale or other disposition of Crestwood’s assets in liquidation.

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

Merger, Sale or Other Disposition of Assets

A merger, consolidation or conversion of Energy Transfer requires the prior consent of ET GP, which may consent to any such merger, consolidation or conversion in its sole discretion.

Except as provided below, the Energy Transfer Partnership Agreement prohibits ET GP, without obtaining the prior approval of the holders of a unit majority, from causing Energy Transfer to sell, exchange or otherwise dispose of all or substantially all of the assets of Energy Transfer and its subsidiaries in a single transaction or a series of related transactions, including by way of merger, consolidation or other combination. Notwithstanding the foregoing, ET GP may, without limited partner approval:

•  mortgage, pledge, hypothecate or grant a security interest in all or substantially all of Energy Transfer’s assets and sell all or substantially all of Energy Transfer’s assets under a foreclosure or other realization upon the encumbrances;

•  subject to the satisfaction of certain conditions, merge Energy Transfer or any of its subsidiaries into, or convey all of Energy Transfer’s assets to, or convert into a newly formed entity if the sole purpose of that merger or conveyance is to effect a mere change in Energy Transfer’s legal form into another limited liability entity; and

•  merge or consolidate Energy Transfer with or into another entity if ET GP receives an

A merger, consolidation or conversion of Crestwood requires the prior consent of Crestwood GP. However, Crestwood GP has no duty or obligation to consent to any merger or consolidation and may decline to do so free of any duty or obligation whatsoever to Crestwood or the limited partners, including any duty to act in the best interests of Crestwood or its unitholders, other than the implied contractual covenant of good faith and fair dealing.

In addition, the Crestwood Partnership Agreement generally prohibits Crestwood GP, without obtaining the prior approval of the holders of a unit majority, from selling, exchanging or otherwise disposing of all or substantially all of Crestwood’s assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approving on behalf of Crestwood the sale, exchange or other disposition of all or substantially all of the assets of the Operating Company, without the approval of holders of a unit majority. Further, the affirmative vote of at least two-thirds of the Crestwood preferred units, voting separately as a class, is necessary on any matter (including a merger, consolidation or business combination) that would materially or otherwise adversely affect any of the existing rights, powers, privileges or preferences or duties and obligations of the Crestwood preferred units. Please read “—Voting; Meetings.”

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

opinion of counsel that (1) the merger or consolidation will not result in the loss of limited liability of any limited partner or cause Energy Transfer to be taxed differently for federal income tax purposes, (2) the merger or consolidation does not result in an amendment to the Energy Transfer Partnership Agreement other than amendments that could be adopted by ET GP without limited partner approval, (3) Energy Transfer is the surviving entity of the merger or consolidation, (4) each Energy Transfer unit outstanding prior to the merger or consolidation remains identical after the merger or consolidation and (5) the number of securities issued in the merger or consolidation does not exceed 20% of the securities outstanding immediately prior to the merger or consolidation.

Unitholders are not entitled to appraisal rights under the Energy Transfer Partnership Agreement or applicable Delaware law in the event of a merger or consolidation, a sale of substantially all of Energy Transfer’s assets or any other transaction or event.

Crestwood GP may, however, mortgage, pledge, hypothecate, or grant a security interest in all or substantially all of the assets of Crestwood or the Operating Company and our subsidiaries’ assets without that approval, including with respect to a forced sale of any or all of the assets of Crestwood or the Operating Company pursuant to the foreclosure of, or other recapitalization upon, any such encumbrance.

Crestwood GP is also permitted, in its discretion, without limited partner approval, to merge Crestwood or any member of the Partnership Group into, or convey all of Crestwood’s assets to, another limited liability entity which will be newly formed and will have no assets, liabilities or operations at the time of such merger other than those it receives from Crestwood or other member of the Partnership Group if (i) Crestwood GP has received an opinion of counsel that the merger or conveyance, as the case may be, would not result in the loss of the limited liability of any limited partner or any member in the Operating Company or cause Crestwood or the Operating Company to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (ii) the sole purpose of such merger or conveyance is to effect a mere change in the legal form of Crestwood into another limited liability entity and (iii) the governing instruments of the new entity provide the limited partners and Crestwood GP with the same

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units
rights and obligations as contained in the Crestwood Partnership Agreement.

Energy Transfer General Partner; Management by Crestwood Board
ET GP, as the general partner of Energy Transfer, conducts, directs, and manages all activities of Energy Transfer. Except as expressly provided in the Energy Transfer Partnership Agreement, all management powers over the business and affairs of Energy Transfer are exclusively vested in ET GP, and no limited partner has any management power over the business and affairs of Energy Transfer. ET GP has full power and authority to do all things and on such terms as it determines to be necessary or appropriate to conduct Energy Transfer’s business.	Crestwood GP, as the general partner of Crestwood, conducts, directs and manages all activities of Crestwood. Except as expressly provided in the Crestwood Partnership Agreement, all management powers over the business and affairs of Crestwood are exclusively vested in Crestwood GP, and no limited partner has any management power over the business and affairs of Crestwood. Crestwood GP has full power and authority to do all things and, on such terms, as it determines to be necessary or appropriate to conduct Crestwood’s business.

Election of General Partner and Directors of the General Partner; Election of Crestwood Board
Unitholders are not entitled to elect the general partner or its directors except as described in “—Withdrawal or Removal of the General Partner; Removal of Crestwood Directors” below.

Unitholders are not entitled to elect Crestwood GP except as described in “—Withdrawal or Removal of the General Partner; Removal of Crestwood Directors” below.

Crestwood Directors will be divided into three classes by a majority of the Directors then in office: Class I, Class II and Class III. The Crestwood Directors initially designated to Class I will serve for an initial term that expires at the annual meeting of the limited partners held in 2022, the Crestwood Directors designated to Class II will serve for an initial term that expires at the annual meeting of unitholders held in 2023, and the Crestwood Directors designated to Class III will serve for an initial term that expires at the annual meeting of unitholders held in 2024. At each succeeding annual

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

meeting of unitholders beginning with the annual meeting held in 2022, successors to the Crestwood Directors whose term expires at that annual meeting will be elected for a three-year term.

Each Crestwood Director will hold office for the term for which such Crestwood Director is elected and thereafter until such Crestwood Director’s successor will have been duly elected and qualified, or until such Crestwood Director’s earlier death, resignation or removal. If the number of Crestwood Directors is changed, any increase or decrease will be apportioned among the classes by a majority of the Crestwood Directors then in office so as to maintain the number of Crestwood Directors in each class as nearly equal as possible, and any additional Crestwood Director of any class elected to fill a vacancy resulting from an increase in such class will hold office for a term that will coincide with the remaining term of that class, but in no case will a decrease in the number of Crestwood Directors shorten the term of any incumbent Crestwood Director. A majority of the remaining Crestwood Directors may nominate and elect a person to fill any vacancy on the board (including, without limitation, any vacancy caused by an increase in the number of Crestwood Directors on the board). Any Crestwood Director elected to fill a vacancy not resulting from an increase in the number of Crestwood Directors will have the same remaining term as that of his predecessor.

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

Withdrawal or Removal of the General Partner; Removal of Crestwood Directors

Unitholders are not entitled to remove directors.

ET GP may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ notice to the unitholders, and that withdrawal will not constitute a breach of the Energy Transfer Partnership Agreement. In addition, the Energy Transfer Partnership Agreement permits ET GP in some instances to sell or otherwise transfer the ET General Partner Interest without the approval of the unitholders.

If the ET GP gives a notice of withdrawal, the holders of a unit majority may, prior to the effective date of such withdrawal, elect a successor general partner. The person so elected as successor general partner will automatically become the successor general partner or managing member, to the extent applicable, of the other members of the partnership group of which ET GP is a general partner or a managing member. If, prior to the effective date of ET GP’s withdrawal, a successor is not selected by the unitholders or Energy Transfer does not receive a withdrawal opinion of counsel regarding limited liability and tax matters, the partnership will be dissolved in accordance with the Energy Transfer Partnership Agreement.

ET GP may be removed if such removal is approved by unitholders holding at least 66 2/3% of the outstanding units (including units held by ET GP and its affiliates). The right of the holders of outstanding units to remove ET GP may not be exercised unless Energy Transfer has received a withdrawal opinion of

Subject to certain limitations, a Crestwood Director may only be removed for “Cause” (as that term is defined in the Crestwood Partnership Agreement) and by one of the following means:

•  at a meeting of the limited partners upon the affirmative vote of the limited partners holding a unit majority; provided, however, a Crestwood Director may only be removed in such manner if, at the same meeting, limited partners holding a unit majority nominate a replacement Crestwood Director, and limited partners holding a unit majority also vote to elect a replacement Crestwood Director; or

•  upon a vote of the majority of the Crestwood Directors then in office (exclusive of the Crestwood Director subject to the potential removal action).

Crestwood GP may withdraw as general partner without first obtaining approval of any unitholder by giving 90 days’ notice to the unitholders, and that withdrawal will not constitute a breach of the Crestwood Partnership Agreement. In addition, the Crestwood Partnership Agreement permits Crestwood GP in some instances to sell or otherwise transfer all of the Crestwood General Partner Interest without the approval of the unitholders.

If Crestwood GP gives a notice of withdrawal, the holders of a unit majority may, prior to the effective date of such withdrawal, elect a successor general partner.

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

counsel regarding limited liability and tax matters. The ownership of more than 33 1/3% of outstanding units by ET GP and its affiliates would give it the practical ability to prevent its removal.

Energy Transfer will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred in connection with the termination of any employees employed by the departing general partner or its affiliates for the benefit of Energy Transfer or the other members of the partnership group.

The person so elected as successor general partner will automatically become the successor general partner or managing member, to the extent applicable, of the other members of the Partnership Group of which Crestwood GP is a general partner or a managing member. If, prior to the effective date of Crestwood GP’s withdrawal, a successor is not selected by the unitholders or Crestwood does not receive a withdrawal opinion of counsel regarding limited liability and tax matters, Crestwood will be dissolved in accordance with the Crestwood Partnership Agreement.

Crestwood GP may be removed if such removal is approved by unitholders holding at least 66 2/3% of the outstanding Crestwood common units and Crestwood preferred units (including Crestwood common units held by Crestwood GP and its affiliates). The right of the holders of outstanding Crestwood common units and Crestwood preferred units to remove Crestwood GP may not be exercised unless Crestwood has received a withdrawal opinion of counsel regarding limited liability and tax matters. The ownership of more than 33 1/3% of outstanding units by Crestwood GP and its affiliates would give it the practical ability to prevent its removal.

Crestwood will be required to reimburse the departing general partner for all amounts due the departing general partner, including, without limitation, all employee-related liabilities, including severance liabilities, incurred in connection with the

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units
termination of any employees employed by the departing general partner or its affiliates for the benefit of Crestwood or the other members of the Partnership Group.

Voting; Meetings

Except as described below, limited partners or assignees who are record holders of units on a record date will be entitled to notice of, and to vote at, meetings of the limited partners and to act upon matters for which the limited partners have the right to vote or to act. Limited partners’ interests that are owned by an assignee who is a record holder, but who has not yet been admitted as a limited partner, will be voted by ET GP at the written direction of the record holder. Absent direction of this kind, the limited partner interests will not be voted, except that, in the case of limited partner interests held by ET GP on behalf of ineligible assignees, ET GP will distribute the votes on those limited partner interests in the same ratios as the votes of limited partners on other limited partner interests are cast.

Each record holder of a unit has a vote according to his percentage interest in the partnership, although additional limited partner interests having special voting rights could be issued. The Energy Transfer common unitholders will vote with the holders of Class A Units, as a single class, except as required by law. Except to the extent the Delaware Act gives the Class B Units a vote as a class on any matter, the Class B Units do not have any voting rights. With respect to any matter on which the Class B Units are entitled to vote, each Class B Unit will be entitled to one vote on such matter. If at any time any person or group, other than ET GP and its affiliates owns, in the aggregate,

An annual meeting of the limited partners holding outstanding Crestwood common units and Crestwood preferred units (collectively with the Crestwood common units, “Voting Securities”), such holders of Crestwood preferred units voting on an as converted basis, for the election of Crestwood Directors, and such other matters that Crestwood GP submits to a vote of the limited partners holding Voting Securities, will be held on such date as determined by Crestwood GP. Special meetings of the limited partners holding Voting Securities may be called by Crestwood GP or by limited partners owning 20% or more of the outstanding Voting Securities of the class or classes for which a meeting is proposed.

For the purpose of determining the limited partners entitled to notice of or to vote at any meeting or to give approvals without a meeting, Crestwood GP may set a record date, which date for purposes of notice of a meeting will not be less than 10 days nor more than 60 days before the date of the meeting.

Except as described below, each record holder of outstanding Voting Securities has a vote according to his percentage interest of the Partnership, any holder of Crestwood preferred units being entitled to vote on an as converted basis (currently,

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

beneficial ownership of 20% or more of any class of units then outstanding, the person or group will lose voting rights on all of its units and the units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of unitholders, calculating required votes, determining the presence of a quorum or for other similar purposes. However, this limitation will not apply (i) to any person or group who acquired 20% or more of any outstanding partnership securities of any class then outstanding directly from ET GP or its affiliates, (ii) to any person or group who acquired 20% or more of any outstanding partnership securities of any class then outstanding directly or indirectly from a person or group described in clause (i) or (iii) to any person or group who acquired 20% or more of any partnership securities issued by Energy Transfer with the prior approval of the ET board of directors.

If authorized by ET GP, any action that is required or permitted to be taken by the limited partners may be taken either at a meeting of the limited partners or without a meeting if consents in writing describing the action so taken are signed by limited partners owning not less than the minimum percentage of the outstanding units as would be necessary to authorize or take that action at a meeting at which all of the limited partners were present and voted. Meetings of the limited partners may be called by ET GP or by limited partners owning at least 20% of the outstanding units of the class for which a meeting is proposed. Limited partners may vote either in person or by proxy at meetings. The holders of a majority of the outstanding units of the class or classes for which a meeting has

Crestwood preferred units are convertible on a 10:1 basis into Crestwood common units). Units held for a person’s account by another person (such as a broker, dealer or bank), in whose name such units are registered, will be voted by such other person in favor of, and at the direction of, the beneficial owner unless the arrangement between such persons provides otherwise. Representation in person or by proxy of a majority of the outstanding Voting Securities of the class or classes for which a meeting has been called will constitute a quorum at such meeting (unless a particular action by the limited partners requires approval by a greater percentage of such Voting Securities, in which case the quorum will be such greater percentage).

Subject to certain exceptions, if any person or group other than Crestwood GP and its affiliates acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units.

At any meeting at which a quorum is present, the act of the limited partners holding a majority of the outstanding Voting Securities entitled to vote at the meeting will be deemed to be the act of all of the limited partners, unless a greater or different percentage is required under the Crestwood Partnership Agreement, in which case the act of the limited partners holding such greater or different percentage of outstanding Voting Securities will be required. At a meeting for the election of Crestwood Directors, such directors are elected by a plurality of votes cast by the limited

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units
been called represented in person or by proxy shall constitute a quorum unless an action by the limited partners requires approval by holders of a greater percentage of the units, in which case the quorum will be the greater percentage.

partners holding outstanding Voting Securities.

If authorized by Crestwood GP, any action that is required or permitted to be taken at a meeting of the limited partners may be taken either at a meeting of the limited partners or without a meeting if consents in writing describing the action so taken are signed by the holders of the minimum percentage of outstanding Voting Securities necessary to authorize or take that action at a meeting.

Unitholder Proposals and Director Nominations
Not applicable.

The Crestwood Partnership Agreement includes separate advance notice provisions applicable to unitholders desiring to bring nominations for directors before an annual meeting of unitholders other than pursuant to the Crestwood Partnership Agreement’s proxy access provisions or to bring proposals before an annual meeting of unitholders other than pursuant to Rule 14a-8. These advance notice provisions require that, among other things, unitholders give timely written notice to Crestwood GP regarding such nominations or proposals and provide the information and satisfy the other requirements set forth in the Crestwood Partnership Agreement.

To be timely, a unitholder who intends to present nominations or a proposal at the annual meeting of unitholders other than pursuant to the Crestwood Partnership Agreement’s proxy access provisions or Rule 14a-8 must provide the information set forth in the Crestwood Partnership Agreement to Crestwood GP no

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of the previous year’s annual meeting of unitholders. However, if the annual meeting of unitholders is held more than 30 days before, or more than 70 days after, the anniversary of the date of the previous year’s annual meeting of unitholders, then the information must be received no earlier than the 120th day prior to the date of the annual meeting of unitholders, and not later than (i) the 90th day prior to the date of the annual meeting of unitholders and (ii) the tenth day after public disclosure of the date of the annual meeting of unitholders, whichever is later. If a unitholder fails to meet these deadlines and fails to satisfy the requirements of Rule 14a-4 under the Exchange Act, Crestwood may exercise discretionary voting authority under proxies Crestwood solicits to vote on any such proposal as Crestwood determines appropriate.

Crestwood reserves the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

Transfer of General Partner Interests

ET GP may not transfer all or any part of the ET General Partner Interest unless:

•  the transferee agrees to assume the rights and duties of ET GP under the Energy Transfer Partnership Agreement;

•  Energy Transfer receives an opinion of counsel that such transfer would not result in the loss of limited liability of any

Crestwood GP may not transfer all or any part of the Crestwood General Partner Interest unless:

•  the transferee agrees to assume the rights and duties of Crestwood GP under the Crestwood Partnership Agreement;

•  Crestwood receives an opinion of counsel that such transfer would not result in

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

limited partner, or cause Energy Transfer to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes; and

•  such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of ET GP as the general partner or managing member, if any, of any subsidiary of Energy Transfer.

At any time, the members of ET GP may sell or transfer all or part of their membership interests in ET GP to an affiliate or a third party without the approval of Energy Transfer’s unitholders.

the loss of limited liability of any limited partner or of any member of the Operating Company, or cause Crestwood to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes; and

•  such transferee also agrees to purchase all (or the appropriate portion thereof, if applicable) of the partnership or membership interest of Crestwood GP as the general partner or managing member, if any, of any subsidiary of Crestwood.

At any time, the members of Crestwood GP may sell or transfer all or part of their membership interests in Crestwood GP to an affiliate or a third party without the approval of Crestwood’s unitholders.

Limited Preemptive Right

ET GP will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase partnership securities from Energy Transfer whenever, and on the same terms that, Energy Transfer issues partnership securities to persons other than ET GP and its affiliates, to the extent necessary to maintain the percentage interests of ET GP and its affiliates equal to that which existed immediately prior to the issuance of such partnership securities. ET GP will be deemed to have waived this right if it is not exercised prior to the issuance of the subject securities.

The holders of ET common units will not have preemptive rights to acquire additional ET common units or other partnership securities.

Holders of Crestwood common units do not have preemptive rights under the Crestwood Partnership Agreement to acquire additional Crestwood common units or other partnership securities.

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

For so long as Kelcy Warren is an officer or a director of ET GP, upon the issuance by Energy Transfer of additional ET common units or any securities that have voting rights that are pari passu with the ET common units, Energy Transfer will issue to the holder of Class A Units a number of additional Class A Units such that the holder maintains a voting interest in Energy Transfer that is identical to its voting interest in Energy Transfer prior to such issuance.

Limited Call Right
If at any time ET GP and its affiliates hold more than 90% of the total limited partner interests of any class then outstanding, ET GP will have the right, which it may assign to any of its affiliates or to Energy Transfer, to acquire all, but not less than all, of the limited partner interests of such class at a price no less than their then-current market price.	If at any time Crestwood GP and its affiliates hold more than 80% of Crestwood’s then-issued and outstanding limited partner interests of any class, Crestwood GP will have the right, which it may assign in whole or in part to any of its affiliates or to Crestwood, but not the obligation, to purchase all, but not less than all, of the remaining limited partner interests of the class at a price no less than the then current market price.

Amendment of Governing Documents
General. Amendments to the Energy Transfer Partnership Agreement may be proposed only by ET GP. ET GP has no duty or obligation to propose any amendment to the Energy Transfer Partnership Agreement and may decline to do so free of any fiduciary duty or obligation whatsoever to Energy Transfer, any limited partner or assignee and, in declining to propose an amendment, is not required to act in good faith or pursuant to any other standard imposed by the Energy Transfer Partnership Agreement, any other agreement contemplated under the Energy Transfer Partnership Agreement or under the Delaware Act or any other law, rule or	General. Amendments to the Crestwood Partnership Agreement may be proposed only by Crestwood GP. In order to adopt a proposed amendment, other than the amendments discussed below, Crestwood GP must seek written approval of the holders of the number of units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Except as described below, an amendment must be approved by a unit majority.

Any amendment that materially or otherwise adversely affect any of the existing rights, powers, privileges or preferences or duties and obligations of the Crestwood preferred units requires the approval of holders of at least two-thirds (2/3) of the outstanding Crestwood preferred units, voting as a separate class.

The affirmative vote of at least two-thirds (2/3) of the Crestwood preferred units, voting separately as a class, is necessary on any matter (including a merger, consolidation or business combination) that would materially or otherwise adversely affect any of the existing rights,

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

regulation. A proposed amendment will be effective upon its approval by the holders of a unit majority, unless a greater or different percentage is required under the Energy Transfer Partnership Agreement or by Delaware law. Each proposed amendment that requires the approval of the holders of a specified percentage of outstanding ET units will be set forth in a writing that contains the text of the proposed amendment. If such an amendment is proposed, ET GP will seek the written approval of the requisite percentage of outstanding ET units or call a meeting of the Energy Transfer unitholders to consider and vote on such proposed amendment. ET GP will notify all record holders upon final adoption of any such proposed amendments.

Restrictions on Certain Amendments. The Energy Transfer Partnership Agreement provides that:

(1)   no provision of the Energy Transfer Partnership Agreement that establishes a percentage of outstanding ET unit (including ET units deemed owned by ET GP) required to take any action shall be amended, altered, changed, repealed or rescinded in any respect that would have the effect of reducing such voting percentage unless such amendment is approved by the written consent or the affirmative vote of holders of outstanding ET units whose aggregate outstanding ET units constitute not less than the voting requirement sought to be reduced;

(2)   no amendment to the Energy Transfer Partnership Agreement may (a) enlarge the obligations of any limited partner without its consent, unless such shall be

Prohibited Amendments. No amendment may be made that would:

•  enlarge the obligations of any limited partner without its consent, unless approved by at least a majority of the type or class of limited partner interests so affected; or

•  enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by us to Crestwood GP or any of its affiliates without the consent of Crestwood GP, which consent may be given or withheld in its sole discretion.

The provision of the Crestwood Partnership Agreement preventing the amendments having the effects described in the clauses above can be amended upon the approval of the holders of at least 90% of the outstanding Crestwood common units and Crestwood preferred units, voting as a single class (excluding units owned by Crestwood GP and its affiliates).

No Unitholder Approval. Subject to the voting rights of the Crestwood preferred units as described above under “—Amendment of Governing Documents,” Crestwood GP, without the approval of any limited partner, may amend any provision of the Crestwood Partnership Agreement to reflect:

(1)   a change in Crestwood’s name, the location of Crestwood’s principal place of business, Crestwood’s registered agent or powers, privileges or preferences or duties and obligations of the Crestwood preferred units.

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

deemed to have occurred as a result of an amendment approved pursuant to clause (3) below, (b) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable to, ET GP or any of its affiliates without its consent, which consent may be given or withheld at its option, (c) change the provision of the Energy Transfer Partnership Agreement providing for Energy Transfer’s dissolution upon an election to dissolve Energy Transfer’s partnership by ET GP that is approved by a majority of outstanding ET common units (the “election to dissolve provision”), or (d) change the term of the Energy Transfer Partnership Agreement or, except as set forth in the election to dissolve provision, give any person the right to dissolve Energy Transfer’s partnership;

(3)   except for mergers or consolidations approved pursuant to the Energy Transfer Partnership Agreement, and without limitation of ET GP’s authority to adopt amendments to the Energy Transfer Partnership Agreement described below under “—No Unitholder Approval,” any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests must be approved by the holders of not less than a majority of the outstanding partnership interests of the class affected;

Crestwood’s registered office;

(2)   the admission, substitution, withdrawal or removal of partners in accordance with the Crestwood Partnership Agreement;

(3)   a change that Crestwood GP determines to be necessary or appropriate to qualify or continue the qualification of Crestwood as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the Partnership and the Operating Company will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(4)   a change that, in the discretion of Crestwood GP, (i) does not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect, (ii) is necessary or advisable to (A) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (B) facilitate the trading of the limited partner interests (including the division of any class or classes of outstanding limited partner interests into different classes to facilitate uniformity of tax

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

(4)   except for amendments described below under “—No Unitholder Approval” and except in connection with unitholder approval of a merger or consolidation, no amendments will become effective without the approval of the holders of at least 90% of the outstanding units voting as a single class unless we obtain an opinion of counsel to the effect that such amendment will not affect the limited liability of any limited partner under applicable law; and

(5)   except for amendments described below under “—No Unitholder Approval,” the provisions set forth in clauses (1) through (4) above may only be amended with the approval of the holders of at least 90% of the outstanding units.

No Unitholder Approval. ET GP, without the approval of any limited partner, may amend any provision of the Energy Transfer Partnership Agreement to reflect:

(1)   a change in Energy Transfer’s name, the location of its principal place of business, its registered agent or its registered office;

(2)   admission, substitution, withdrawal or removal of partners in accordance with the Energy Transfer Partnership Agreement;

(3)   a change that ET GP determines to be necessary or appropriate to qualify or continue the qualification of Energy Transfer as a limited partnership or a partnership in which the limited partners have limited liability under the laws of any state or to ensure that the partnership group consequences within such classes of limited partner interests) or comply with any rule, regulation, guideline or requirement of any National Securities Exchange on which the limited partner interests are or will be listed for trading, compliance with any of which Crestwood GP determines in its discretion to be in the best interests of Crestwood and the limited partners, (iii) is necessary or advisable in connection with action taken by Crestwood GP in effecting certain distributions, subdivisions or combinations of securities of Crestwood or (iv) is required to effect the intent of the provisions of Crestwood Partnership Agreement or is otherwise contemplated by the Crestwood Partnership Agreement;

(5)   a change in the fiscal year or taxable year of Crestwood and any other changes that, in the discretion of Crestwood GP, are necessary or advisable as a result of a change in the fiscal year or taxable year of Crestwood, including, if Crestwood GP shall so determine, a change in the definition of “Quarter” and the dates on which distributions are to be made by Crestwood;

(6)   an amendment that is necessary, in the opinion of counsel, to prevent Crestwood, or Crestwood GP or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

will not be treated as associations taxable as corporations or otherwise taxed as entities for federal income tax purposes;

(4)   a change that ET GP determines

(a) does not adversely affect the limited partners (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect,

(b) to be necessary or appropriate to (i) satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute (including the Delaware Act) or (ii) facilitate the trading of Energy Transfer’s units (including the division of any class or classes of outstanding units into different classes to facilitate uniformity of tax consequences within such classes of units) or comply with any rule, regulation, guideline or requirement of any national securities exchange on which the units are or will be listed for trading,

(c) to be necessary or appropriate in connection with action taken by ET GP pursuant to the provisions of the Energy Transfer Partnership Agreement governing distributions, subdivisions and combinations of partnership securities, or

(d) is required to effect the intent of the provisions of the Energy Transfer Partnership Agreement or is otherwise contemplated thereby;

Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(7)   an amendment that, in the discretion of Crestwood GP, is necessary or advisable in connection with the authorization of issuance of any class or series of partnership securities;

(8)   any amendment expressly permitted in the Crestwood Partnership Agreement to be made by Crestwood GP acting alone;

(9)   an amendment effected, necessitated or contemplated by a merger agreement that has been approved in accordance with the provisions of the Crestwood Partnership Agreement;

(10)  an amendment that, in the discretion of Crestwood GP, is necessary or advisable to reflect, account for and deal with appropriately the formation by Crestwood of, or investment by Crestwood in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by Crestwood of activities permitted by the terms of the Crestwood Partnership Agreement;

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

(5)   a change in Energy Transfer’s fiscal year or taxable year and any other changes that ET GP determines to be necessary or appropriate as a result of a change in Energy Transfer’s fiscal year or taxable year, including, if ET GP determines, a change in the definition of “Quarter” under the Energy Transfer Partnership Agreement and the dates on which distributions are to be made by Energy Transfer;

(6)   an amendment that is necessary, in the opinion of counsel, to prevent Energy Transfer, or ET GP or its directors, officers, trustees or agents from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisers Act of 1940, as amended, or “plan asset” regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, regardless of whether such are substantially similar to plan asset regulations currently applied or proposed by the United States Department of Labor;

(7)   subject to certain limitations, an amendment that ET GP determines to be necessary or appropriate in connection with the authorization of issuance of any class or series of partnership securities pursuant to the Energy Transfer Partnership Agreement;

(8)   any amendment expressly permitted in the Energy Transfer Partnership Agreement to be made by ET GP acting alone;

(9)   an amendment effected, necessitated or contemplated by

(11)  a merger, conveyance or conveyance (a) that does not result in the loss of the limited liability of any limited partner Crestwood or member of the Operating Company or cause Crestwood or the Operating Company to be treated as an association taxable as a corporation or otherwise to be taxed for federal income tax purposes (to the extent not previously treated as such), (ii) for which the sole purposes is to effect a mere change in the legal form of Crestwood into another limited liability entity and (iii) the governing instruments of the new entity provide the limited partners of Crestwood and Crestwood GP with the same rights and obligations under the Crestwood Partnership Agreement; and

(12)  any other amendments substantially similar to the foregoing.

Opinion of Counsel and Limited Partner Approval. Crestwood GP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in the partnership being treated as an entity for federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to the Crestwood Partnership Agreement will become effective without the approval of holders of at least 90% of the outstanding Crestwood common units and Crestwood preferred units voting

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

a merger agreement approved in accordance with the provisions of the Energy Transfer Partnership Agreement;

(10)  an amendment that ET GP determines to be necessary or appropriate to reflect and account for the formation by Energy Transfer of, or investment by Energy Transfer in, any corporation, partnership, joint venture, limited liability company or other entity, in connection with the conduct by Energy Transfer of activities permitted by the terms of the Energy Transfer Partnership Agreement;

(11)  a merger or conveyance pursuant to which (a) ET GP has received an opinion of counsel that the conversion, merger or conveyance, as the case may be, would not result in the loss of the limited liability of any limited partner or any member of the partnership group or cause Energy Transfer or any member of the partnership group to be treated as an association taxable as a corporation or otherwise to be taxed as an entity for federal income tax purposes (to the extent not previously treated as such), (b) the sole purpose of such conversion, merger or conveyance is to effect a mere change in the legal form of Energy Transfer into another limited liability entity and (c) the governing instruments of the new entity provide the limited partners and ET GP with the same rights and obligations as are contained in the Energy Transfer Partnership Agreement; or

as a single class unless Crestwood first obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any of Crestwood’s limited partners. In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding units in relation to other classes of units will require the approval of at least a majority of the type or class of units so affected. Any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding units constitute not less than the percentage sought to be reduced.

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

(12)  any other amendments substantially similar to the foregoing.

Opinion of Counsel and Unitholder Approval. ET GP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners or result in the partnership being treated as an entity for federal income tax purposes if one of the amendments described above under “—No Unitholder Approval” should occur. No other amendments to the Energy Transfer Partnership Agreement will become effective without the approval of holders of at least 90% of the units voting as a single class unless Energy Transfer obtains an opinion of counsel to the effect that the amendment will not affect the limited liability under applicable law of any limited partner in the partnership.

Amendments Reducing the Required Voting Percentage. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

Indemnification
Section 17-108 of the Delaware Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other person from and against all claims and demands whatsoever. Under the Energy Transfer Partnership Agreement, in most circumstances, Energy Transfer will indemnify the following persons (each an “indemnitee”) to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses),	Under the Crestwood Partnership Agreement, in most circumstances, Crestwood will indemnify the following persons (each a “Crestwood Indemnitee”) to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities, joint or several, expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all threatened, pending or completed claims, demands,

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an indemnitee:

•  ET GP;

•  any departing general partner;

•  any person who is or was an affiliate of ET GP or any departing general partner;

•  any person who is or was a member, partner, officer, director, fiduciary or trustee of any member of the partnership group, ET GP or any departing partner or any affiliate of any member of the partnership group, ET GP or any departing partner;

•  any person who is or was serving at the request of ET GP or any departing partner or any affiliate of ET GP or any departing partner as an officer, director, member, partner, fiduciary or trustee of another person (provided, that a person will not be an indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services); or

•  any person that ET GP designates as an “indemnitee” for purposes of the Energy Transfer Partnership Agreement.

Any indemnification under these provisions will only be out of Energy Transfer’s assets. Unless it otherwise agrees in its sole discretion, ET GP will not be personally liable for, or actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Crestwood Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as a Crestwood Indemnitee:

•  Crestwood GP;

•  any departing general partner;

•  any person who is or was an affiliate of Crestwood GP or any departing general partner;

•  any person who is or was a member, partner, officer, director, employee, agent or trustee of any member of the Partnership Group, Crestwood GP or any departing partner or any affiliate of any member of the Partnership Group, Crestwood GP or any departing general partner; or

•  any person who is or was serving at the request of Crestwood GP or any departing general partner or any affiliate of Crestwood GP or any departing general partner as a manager, managing member, general partner, director, officer, fiduciary or trustee of another person owing a fiduciary duty to any member of the partnership group (provided, that a person will not be a Crestwood Indemnitee by reason of providing, on a fee-for-services basis, trustee, fiduciary or custodial services).

Any indemnification under these provisions will only be out of

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

have any obligation to contribute or loan funds or assets to Energy Transfer to enable it to effectuate, such indemnification. Energy Transfer may purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether it would have the power to indemnify the person against liabilities under the Energy Transfer Partnership Agreement.

Under the Energy Transfer Partnership Agreement, an indemnitee will not be indemnified and held harmless if there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that, in respect of the matter for which the indemnitee is seeking indemnification pursuant to the Energy Transfer Partnership Agreement, the indemnitee acted in bad faith or engaged in fraud, willful misconduct or gross negligence or, in the case of a criminal matter, acted with knowledge that the indemnitee’s conduct was unlawful.

Crestwood’s assets. Unless it otherwise agrees in its sole discretion, Crestwood GP will not be personally liable for, or have any obligation to contribute or loan funds or assets to Crestwood to enable it to effectuate, such indemnification. Crestwood may purchase insurance against liabilities asserted against and expenses incurred by persons for its activities, regardless of whether it would have the power to indemnify the person against liabilities under the Crestwood Partnership Agreement.

Under the Crestwood Partnership Agreement, a Crestwood Indemnitee will only be indemnified and held harmless if it acted in good faith and in a manner that such Crestwood Indemnitee reasonably believed to be in, or (in the case of a person other than Crestwood GP) not opposed to, the best interests of Crestwood and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere, or its equivalent, will not create a presumption that the Crestwood Indemnitee acted in a manner contrary to that specified above.

Conflicts of Interest
The Energy Transfer Partnership Agreement contains provisions that reduce ET GP’s fiduciary duties to the unitholders. The Energy Transfer Partnership Agreement also restricts the remedies available to unitholders for actions taken by ET GP that	The Crestwood Partnership Agreement generally provides that transactions in which Crestwood GP has a conflict of interest are permitted and will not result in a breach of its obligations under the Crestwood Partnership Agreement or its duties to Crestwood or its

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

might, without those limitations, constitute breaches of fiduciary duty.

The Energy Transfer Partnership Agreement generally provides that transactions in which ET GP has a conflict of interest are permitted and will not result in a breach of its obligations under the Energy Transfer Partnership Agreement or its duties to Energy Transfer or its unitholders if the resolution of the conflict is:

•  approved by a majority of the members of the conflicts committee of the board of directors;

•  approved by the vote of a majority of the common units (excluding common units owned by ET GP and its affiliates);

•  on terms no less favorable to Energy Transfer than those generally being provided to or available from unrelated third parties; or

•  fair and reasonable to Energy Transfer, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to Energy Transfer).

ET GP may, but is not required to, seek the approval of such resolution from the conflicts committee.

Whenever ET GP makes a determination or takes or declines to take any other action, in its capacity as the general partner of Energy Transfer as opposed to in its individual capacity, then unless another express standard is provided for in the Energy Transfer Partnership Agreement, ET GP will make such determination or take or unitholders if the resolution of the conflict is:

•  approved by a majority of the members of the conflicts committee of the Crestwood board of directors (as long as the material facts known to Crestwood GP or any of its affiliates regarding any proposed transaction were disclosed to the conflicts committee at the time it gave its approval);

•  on terms no less favorable to Crestwood than those generally being provided to or available from unrelated third parties; or

•  fair to Crestwood, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to Crestwood).

Crestwood GP may, but is not required to, seek the approval of such resolution from the conflicts committee.

Crestwood GP (including the conflicts committee in connection with any applicable approval) will be authorized in connection with its determination of what is “fair and reasonable” to Crestwood and in connection with its resolution of any conflict of interest to consider:

•  the relative interests of any party to such conflict, agreement, transaction or situation and the benefits and burdens relating to such interest;

•  any customary or accepted industry practices and any

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units
decline to take such other action in good faith and will not be subject to any other or different standards imposed by the Energy Transfer Partnership Agreement, any other agreement contemplated by the Energy Transfer Partnership Agreement or under the Delaware Act or any other law, rule or regulation or at equity. In order for a determination or other action to be in “good faith,” the person or persons (including the board of directors or any committee thereof acting on behalf of ET GP) making such determination or taking or declining to take such other action must believe that the determination or other action is in the best interests of Energy Transfer.

customary or historical dealings with a particular person;

•  any applicable generally accepted accounting practices or principles; and

•  such additional factors as Crestwood GP (including the conflicts committee) determines in its sole discretion to be relevant, reasonable or appropriate under the circumstances.

Crestwood GP (including the conflicts committee) is not required to consider the interests of any person other than Crestwood, Crestwood GP and the Partnership Group. In the absence of bad faith by Crestwood GP, the resolution, action or terms so made, taken or provided by Crestwood GP with respect to such matter will not constitute a breach of the Crestwood Partnership Agreement or any other agreement contemplated thereby or a breach of any standard of care or duty imposed therein or, to the extent permitted by law, under the Delaware Act or any other law, rule or regulation.

Whenever the Crestwood Partnership Agreement or any other agreement contemplated thereby provides that Crestwood GP or any of its affiliates is permitted or required to make a decision (i) in its “sole discretion” or “discretion,” that it deems “necessary or appropriate” or “necessary or advisable” or under a grant of similar authority or latitude, except as otherwise provided therein, Crestwood GP or such affiliate will be entitled to consider only such interests and

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

factors as it desires and will have no duty or obligation to give any consideration to any interest of, or factors affecting, Crestwood, the Operating Company, any limited partner or any assignee, (ii) it may make such decision in its sole discretion (regardless of whether there is a reference to “sole discretion” or “discretion”) unless another express standard is provided for, or (iii) in “good faith” or under another express standard, Crestwood GP or such affiliate will act under such express standard and will not be subject to any other or different standards imposed by the Crestwood Partnership Agreement, the operating agreement of the Operating Company, any other agreement contemplated thereby or under the Delaware Act or any other law, rule or regulation. In addition, any actions taken by Crestwood GP or such affiliate consistent with the standards of “reasonable discretion” set forth in the definition of “Available Cash” will not constitute a breach of any duty of Crestwood GP to Crestwood or the limited partners. Crestwood GP will have no duty, express or implied, to sell or otherwise dispose of any asset of the Partnership Group other than in the ordinary course of business.

Whenever a particular transaction, arrangement or resolution of a conflict of interest is required to be “fair and reasonable” to any person, the fair and reasonable nature of such transaction, arrangement or resolution will be considered in the context of all similar or related transactions.

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units

Termination and Dissolution

Energy Transfer will continue as a limited partnership until dissolved under the Energy Transfer Partnership Agreement. Energy Transfer will dissolve upon:

(1)   the withdrawal, removal, bankruptcy or dissolution of ET GP, unless a successor general partner is elected prior to or on the effective date of such withdrawal, removal, bankruptcy or dissolution and a withdrawal opinion of counsel is received by Energy Transfer;

(2)   an election to dissolve the partnership by ET GP that is approved by the holders of a unit majority;

(3)   the entry of a decree of judicial dissolution of Energy Transfer pursuant to the provisions of the Delaware Act; or

(4)   at any time in which there are no limited partners, unless Energy Transfer is continued without dissolution in accordance with the Delaware Act.

Upon (a) Energy Transfer’s dissolution following the withdrawal or removal of ET GP and the failure of the partners to select a successor general partner, then within 90 days thereafter, or (b) the dissolution upon the bankruptcy or dissolution of ET GP, then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a unit majority may elect to reconstitute the partnership and continue its business on the same terms and conditions set forth in the Energy Transfer Partnership Agreement by forming a new limited partnership on terms identical to those set forth in the Energy Transfer Partnership Agreement and having as the

Crestwood will continue as a limited partnership until dissolved under the Crestwood Partnership Agreement. Crestwood will dissolve upon:

(1)   the withdrawal, removal, bankruptcy or dissolution of Crestwood GP, unless a successor general partner is elected prior to or on the effective date of such withdrawal, removal, bankruptcy or dissolution and a withdrawal opinion of counsel is received by Energy Transfer;

(2)   an election to dissolve the Crestwood by Crestwood GP that is approved by the holders of a unit majority;

(3)   the entry of a decree of judicial dissolution of Crestwood pursuant to the provisions of the Delaware Act; or

(4)   the sale of all or substantially all of the assets and properties of the Partnership Group.

Upon (a) Crestwood’s dissolution following the withdrawal or removal of Crestwood GP and the failure of the limited partners to select a successor general partner, then within 90 days thereafter, or (b) the dissolution upon the bankruptcy or dissolution of Crestwood GP, then, to the maximum extent permitted by law, within 180 days thereafter, the holders of a unit majority may elect to reconstitute Crestwood and continue its business on the same terms and conditions set forth in the Crestwood Partnership Agreement by forming a new

Energy Transfer Common Units	Crestwood Common Units	Crestwood Preferred Units
successor general partner a person approved by the holders of a unit majority. Unless such an election is made within the applicable time period as set forth above, Energy Transfer will conduct only activities necessary to wind up its affairs.	limited partnership on terms identical to those set forth in the Crestwood Partnership Agreement and having as the successor general partner a person approved by the holders of a unit majority. Unless such an election is made within the applicable time period as set forth above, Crestwood will conduct only activities necessary to wind up its affairs.

PROPOSAL 2: ADVISORY VOTE ON SPECIFIED COMPENSATION

Pursuant to Section 14A of the Exchange Act and Rule 14a-21(c) thereunder, Crestwood is seeking non-binding, advisory unitholder approval of the compensation of Crestwood’s named executive officers that is based on or otherwise relates to the merger as disclosed in “Proposal 1: The Merger—Interests of Crestwood’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Crestwood’s Named Executive Officers.” Crestwood is requesting the Crestwood unitholders’ approval, on an advisory (non-binding) basis, of specified compensation that may be payable to the Crestwood named executive officers in connection with the merger and therefore is asking unitholders to adopt the following resolution:

“RESOLVED, that the compensation that may be paid or become payable to Crestwood’s named executive officers that is based on or otherwise relates to the merger, as disclosed pursuant to Item 402(t) of Regulation S-K in the table in the section of the proxy statement entitled “Proposal 1: The Merger—Interests of Crestwood’s Directors and Executive Officers in the Merger—Quantification of Payments and Benefits to Crestwood’s Named Executive Officers,” including the associated narrative discussion and the agreements and plans pursuant to which such compensation may be paid or become payable, are hereby APPROVED.”

The advisory compensation proposal is a vote separate and apart from the vote to approve and adopt the merger agreement, and approval of such merger-related executive compensation is not a condition to completion of the merger. Accordingly, you may vote to approve the advisory compensation proposal and vote not to approve and adopt the merger agreement and vice versa. Because the vote is advisory in nature only, it will not be binding on either Crestwood or Energy Transfer. Accordingly, to the extent Crestwood or Energy Transfer is contractually obligated to pay the compensation, the compensation will be payable to the named executive officers, subject only to the conditions applicable thereto, if the merger agreement is approved and adopted and the merger completed, regardless of the outcome of the advisory vote.

Vote Required for Approval

Approval of the advisory compensation proposal requires the affirmative vote of the majority of the outstanding Crestwood common units and the outstanding Crestwood preferred units, on an as-converted basis, voting as a single class.

Recommendation of the Crestwood Board of Directors

THE CRESTWOOD BOARD OF DIRECTORS RECOMMENDS THAT CRESTWOOD UNITHOLDERS VOTE “FOR” PROPOSAL 2 AS TO THE APPROVAL, ON AN ADVISORY (NON-BINDING) BASIS, OF SPECIFIED COMPENSATION THAT MAY BE RECEIVED BY CRESTWOOD’S NAMED EXECUTIVE OFFICERS IN CONNECTION WITH THE MERGER.

LEGAL MATTERS

The validity of the ET common units and new ET preferred units to be issued in connection with the merger and being offered by this proxy statement/prospectus will be passed upon by Kirkland & Ellis LLP, Houston, Texas. Certain U.S. federal income tax consequences of the merger will be passed upon by Kirkland & Ellis LLP, Houston, Texas, for Energy Transfer and Vinson & Elkins L.L.P., Houston, Texas, for Crestwood.

EXPERTS

The audited consolidated financial statements of Energy Transfer LP and subsidiaries and management’s assessment of the effectiveness of internal control over financial reporting incorporated by reference in this proxy statement/prospectus and elsewhere in the registration statement have been so incorporated by reference in reliance upon the reports of Grant Thornton LLP, independent registered public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Crestwood Equity Partners LP appearing in Crestwood Equity Partners LP’s Annual Report (Form 10-K) for the year ended December 31, 2022, and the effectiveness of Crestwood Equity Partners LP’s internal control over financial reporting as of December 31, 2022 have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The audited historical financial statements of Oasis Midstream Partners LP included as exhibit 99.6 of Crestwood Equity Partners LP’s Current Report on Form 8-K/A dated September 2, 2022 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Crestwood Permian Basin Holdings LLC (“CPJV”) appearing in Crestwood Equity Partners LP’s Current Report on Form 8-K/A dated September 2, 2022, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

The audited financial statements of Sendero Midstream Partners LP (“Sendero”) as of and for the year ended December 31, 2021, incorporated by reference in this proxy statement/prospectus and elsewhere in this registration statement have been so incorporated by reference in reliance upon the report of Grant Thornton LLP, independent certified public accountants, upon the authority of said firm as experts in accounting and auditing.

The consolidated financial statements of Stagecoach Gas Services LLC included in Crestwood Equity Partners LP’s Annual Report (Form 10-K) for the year ended December 31, 2022, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon, included therein, and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CRESTWOOD UNITHOLDER PROPOSALS

If the merger proposal is approved at the special meeting and the merger is completed, Crestwood will be merged out of existence and the Surviving Entity will be a wholly owned subsidiary of Energy Transfer and, consequently, Crestwood will not hold an annual meeting of unitholders in 2024. If the merger proposal is not approved at the special meeting or if the merger is not completed for any other reason, Crestwood intends to hold an annual meeting of unitholders in 2024 (the “Crestwood 2024 Meeting”).

Crestwood unitholder proposals submitted for inclusion in Crestwood’s proxy statement and proxy card for the Crestwood 2024 Meeting pursuant to Rule 14a-8 promulgated under the Exchange Act would have to be received by Crestwood no later than December 2, 2023, unless the date of the Crestwood 2024 Meeting is changed by more than 30 days from May 11, 2024, in which case the proposal must be received by Crestwood a reasonable time before Crestwood begins to print and mail its proxy materials for the Crestwood 2024 Meeting.

The Crestwood Partnership Agreement includes separate advance notice provisions applicable to Crestwood unitholders desiring to bring nominations for directors before an annual unitholders’ meeting other than pursuant to the Crestwood Partnership Agreement’s proxy access provisions or to bring proposals before an annual unitholders’ meeting other than pursuant to Rule 14a-8. These advance notice provisions require that, among other things, Crestwood unitholders give timely written notice to Crestwood GP regarding such nominations or proposals and provide the information and satisfy the other requirements set forth in the Crestwood Partnership Agreement.

To be timely, a Crestwood unitholder who intends to present nominations or a proposal at the Crestwood 2024 Meeting other than pursuant to the Crestwood Partnership Agreement’s proxy access provisions or Rule 14a-8 must provide the information set forth in the Partnership Agreement to Crestwood GP no later than the close of business on the 90th day, nor earlier than the close of business on the 120th day, prior to the first anniversary of this Annual Meeting. To be eligible for consideration at the Crestwood 2024 Meeting, notices would have to be received by Crestwood between January 12, 2024 and February 11, 2024. However, if Crestwood holds the Crestwood 2024 Meeting more than 30 days before, or more than 70 days after, the anniversary of the 2023 annual meeting of unitholders date, then the information must be received no earlier than the 120th day prior to the date of the Crestwood 2024 Meeting, and not later than (i) the 90th day prior to the date of the Crestwood 2024 Meeting and (ii) the tenth day after public disclosure of the date of the Crestwood 2024 Meeting, whichever is later. If a Crestwood unitholder fails to meet these deadlines and fails to satisfy the requirements of Rule 14a-4 under the Securities Exchange Act of 1934, Crestwood may exercise discretionary voting authority under proxies Crestwood solicits to vote on any such proposal as Crestwood determines appropriate.

Crestwood reserves the right to reject, rule out of order, or take other appropriate action with respect to any nomination or proposal that does not comply with these and other applicable requirements.

WHERE YOU CAN FIND MORE INFORMATION

Energy Transfer has filed with the SEC a registration statement under the Securities Act of which this document forms a part, which registers the ET common units and new ET preferred units to be issued to Crestwood unitholders in connection with the merger. The registration statement, including the attached exhibits and schedules, contains additional relevant information about Energy Transfer and its common units. The rules and regulations of the SEC allow Energy Transfer and Crestwood to omit certain information that is included in the registration statement from this document.

Energy Transfer and Crestwood file annual, quarterly and special reports and other information with the SEC. The SEC allows Energy Transfer and Crestwood to “incorporate by reference” into this proxy statement/prospectus the information they file with the SEC, which means that they can disclose important information to you by referring you to those documents. This proxy statement/prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by reference to the actual documents. The information incorporated by reference is an important part of this proxy statement/prospectus, and information that Energy Transfer and Crestwood files later with the SEC will automatically update and supersede this information as well as the information included in this proxy statement/prospectus. Some documents or information, such as that called for by Items 2.02 and 7.01 of Form 8-K, or the exhibits related thereto under Item 9.01 of Form 8-K, are deemed furnished and not filed in accordance with SEC rules. None of those documents and none of that information is incorporated by reference into this proxy statement/prospectus. Energy Transfer and Crestwood incorporate by reference the documents listed below and any future filings they make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the filing date of the initial registration statement (of which this proxy statement/prospectus forms a part) and prior to the effectiveness of the registration statement, as well as between the date of this proxy statement/prospectus and the date on which the special meeting of Crestwood’s unitholders is held:

Energy Transfer’s Filings (SEC File No. 001-32740)

•	Annual Report on Form 10-K for the year ended December 31, 2022, filed on February 17, 2023;

•	Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023, filed on May 4, 2023 and August 3, 2023, respectively;

•	Current Reports on Form 8-K filed on January 25, 2023, March 28, 2023, April 26, 2023, July 25, 2023 and August 16, 2023; and

•

the description of the ET common units contained in the Registration Statement filed on Form 8-A filed on January 31, 2006, and including any other amendments or reports filed for the purpose of updating such description.

Energy Transfer will provide a copy of any document incorporated by reference in this proxy statement/prospectus and any exhibit specifically incorporated by reference in the documents it incorporates by reference, without charge, by written or oral request directed to Energy Transfer at the following address and telephone number:

Energy Transfer LP

8111 Westchester Drive, Suite 600

Dallas, Texas 75225

Attn: Investor Relations

(214) 981-0795

Crestwood Filings (SEC File No. 001-34664)

•	Annual Report on Form 10-K for the year ended December 31, 2022, filed on February 27, 2023;

•	Quarterly Reports on Form 10-Q for the quarter ended March 31, 2023 and June 30, 2023, filed on May 4, 2023 and August 3, 2023, respectively;

•

Current Reports on Form 8-K filed on January 10, 2023, January  17, 2023, January  19, 2023, January  30, 2023, April  4, 2023, April  25, 2023, May  15, 2023, June  29, 2023, July  27, 2023, August  16, 2023 and September 26, 2023;

•

the historical unaudited financial statements of Sendero as of and for the six months ended June 30, 2022, and the notes related thereto (incorporated herein by reference to Exhibit 99.2 to Crestwood’s current report on Form 8-K/A filed with the SEC on September 2, 2022);

•

the historical audited financial statements of Sendero as of and for the year ended December 31, 2021, and the notes related thereto (incorporated herein by reference to Exhibit 99.3 to Crestwood’s current report on Form 8-K/A filed with the SEC on September 2, 2022);

•

the historical unaudited financial statements of CPJV as of and for the six months ended June 30, 2022, and the notes related thereto (incorporated herein by reference to Exhibit 99.4 to Crestwood’s current report on Form 8-K/A filed with the SEC on September 2, 2022);

•

the historical audited financial statements of CPJV as of and for the year ended December 31, 2021, and the notes related thereto (incorporated herein by reference to Exhibit 99.5 to Crestwood’s current report on Form 8-K/A filed with the SEC on September 2, 2022);

•

the historical audited financial statements of Oasis as of and for the years ended December 31, 2021 and 2020, and the notes related thereto (incorporated herein by reference to Exhibit 99.6 to Crestwood’s current report on Form 8-K/A filed with the SEC on September 2, 2022); and

•

the description of Crestwood’s common units contained in the Registration Statement on Form 8-A filed on March 17, 2010, including Exhibit 4.27 to Crestwood’s Annual Report on Form 10-K for the year ended December 31, 2022, and any other amendments or reports filed for the purpose of updating such description.

Crestwood will provide a copy of any document incorporated by reference in this proxy statement/prospectus and any exhibit specifically incorporated by reference in the documents it incorporates by reference, without charge, by written or oral request directed to Crestwood at the following address and telephone number:

Crestwood Equity Partners LP

Attention: Investor Relations

811 Main Street, Suite 3400

Houston, Texas 77002

Telephone: (832) 519-2200

Energy Transfer and Crestwood also make available free of charge on their internet website at www.energytransfer.com and www.crestwoodlp.com, respectively, the reports and other information filed by Energy Transfer and Crestwood, as applicable, with the SEC, as soon as reasonably practicable after such material is electronically filed or furnished to the SEC. Neither Energy Transfer’s and Crestwood’s website, nor the information contained on their website, is part of this proxy statement/prospectus or the documents incorporated by reference.

The SEC maintains an Internet website that contains reports, proxy and information statements and other material that are filed through the SEC’s Electronic Data Gathering, Analysis and Retrieval (EDGAR) System. This system can be accessed at www.sec.gov. You can find information that Energy Transfer and Crestwood file with the SEC by reference to their names or to their SEC file numbers. Energy Transfer’s and Crestwood’s SEC filings are also available to the public through the New York Stock Exchange at 20 Broad Street, New York, New York 10005.

The information concerning Energy Transfer contained in this proxy statement/prospectus or incorporated by reference has been provided by Energy Transfer, and the information concerning Crestwood contained in this proxy statement/prospectus or incorporated by reference has been provided by Crestwood.

In order to receive timely delivery of requested documents in advance of the special meeting your request should be received no later than October 23, 2023. If you request any documents, Energy Transfer or Crestwood will mail them to you by first class mail, or another equally prompt means, within one business day after receipt of your request.

Neither Energy Transfer nor Crestwood has authorized anyone to give any information or make any representation about the merger, Energy Transfer or Crestwood that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated by reference. Therefore, if any one distributes this type of information, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or you are a person to whom it is unlawful to direct these types or activities, then the offer presented in this proxy statement/prospectus does not extend to you. The information contained in this proxy statement/prospectus speaks only as of its date, or in the case of information in a document incorporated by reference, as of the date of such document, unless the information specifically indicates that another date applies.

Annex A

AGREEMENT AND PLAN OF MERGER

by and among

ENERGY TRANSFER LP,

SOLELY FOR PURPOSES OF SECTION 2.1(A), SECTION 2.1(B), SECTION 2.1(C)

AND SECTION 5.21, LE GP, LLC,

PACHYDERM MERGER SUB LLC

and

CRESTWOOD EQUITY PARTNERS LP

Dated as of August 16, 2023

i

ii

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of August 16, 2023, is by and among Energy Transfer LP, a Delaware limited partnership (“Parent”), Pachyderm Merger Sub LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Parent (“Merger Sub”), Crestwood Equity Partners LP, a Delaware limited partnership (the “Partnership”), and, solely for purposes of Section 2.1(a), Section 2.1(b), Section 2.1(c) and Section 5.21, LE GP, LLC, a Delaware limited liability company and the sole general partner of Parent (“Parent GP”).

WITNESSETH:

WHEREAS, the parties intend that the Partnership be merged with and into Merger Sub (the “Merger”), with Merger Sub surviving the Merger as a direct wholly owned subsidiary of Parent;

WHEREAS, Crestwood Equity GP LLC, a Delaware limited liability company and the sole general partner of the Partnership (the “Partnership GP”), by unanimous vote, has (a) determined that this Agreement and the transactions contemplated hereby, including the Merger, are in the best interests of the Partnership and its unitholders, (b) approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, (c) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, (d) resolved to recommend adoption of this Agreement by the unitholders of the Partnership and (e) directed that this Agreement be submitted to the unitholders of the Partnership for adoption;

WHEREAS, the Board of Directors of Parent GP, has (a) determined that it is in the best interests of Parent and the unitholders of Parent, and declared it advisable, for Parent to enter into this Agreement and (b) approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger and the Unit Issuance;

WHEREAS, Parent, as the sole member of Merger Sub, has determined that it is in the best interests of Merger Sub, and declared it advisable, for Merger Sub to enter into this Agreement, and has approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger; and

WHEREAS, Parent, Merger Sub and the Partnership desire to make certain representations, warranties, covenants and agreements specified herein in connection with this Agreement.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, Parent, Merger Sub and the Partnership agree as follows:

ARTICLE I

THE MERGER

Section 1.1 The Merger. At the Effective Time, upon the terms and subject to the conditions set forth in this Agreement and in accordance with the applicable provisions of the Delaware Revised Uniform Limited Partnership Act (the “Delaware LP Act”) and the Delaware Limited Liability Company Act (the “Delaware LLC Act”), the Partnership shall be merged with and into Merger Sub, whereupon the separate limited partnership existence of the Partnership shall cease, and Merger Sub shall continue its limited liability company existence under Delaware law as the surviving entity in the Merger (the “Surviving Entity”) and a wholly owned subsidiary of Parent.

Section 1.2 Closing. The closing of the Merger (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP, 609 Main Street, Houston, Texas 77002, at 10:00 a.m., local time, or remotely by exchange of documents and signatures (or their electronic counterparts) as soon as practicable on the second (2nd) business day after the satisfaction or waiver (to the extent permitted by applicable Law) of the conditions set forth in Article VI (other than those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), or at such other place, date and time as the Partnership and Parent may agree in writing. The date on which the Closing actually occurs is referred to as the “Closing Date.”

Section 1.3 Effective Time. On the Closing Date, Merger Sub shall file with the Secretary of State of the State of Delaware a certificate of merger (the “Certificate of Merger”), executed in accordance with, and containing such information as is required by, the relevant provisions of the Delaware LP Act and the Delaware LLC Act in order to effect the Merger, and make any other filings or recordings as may be required by Delaware law in connection with the Merger. The Merger shall become effective at such time as the Certificate of Merger has been filed with the Secretary of State of the State of Delaware or at such other, later date and time as is agreed between the parties and specified in the Certificate of Merger in accordance with the relevant provisions of the Delaware LP Act and the Delaware LLC Act (such date and time is hereinafter referred to as the “Effective Time”).

Section 1.4 Effects of the Merger. The effects of the Merger shall be as provided in this Agreement and in the applicable provisions of the Delaware LP Act and the Delaware LLC Act. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all of the assets, property, rights, privileges, powers and franchises of any kind of the Partnership and Merger Sub shall vest in the Surviving Entity without further act or deed, and all debts, liabilities, duties and obligations of any kind of the Partnership and Merger Sub shall become the debts, liabilities, duties and obligations of the Surviving Entity, all as provided under the Delaware LP Act and the Delaware LLC Act.

Section 1.5 Organizational Documents of the Surviving Entity. At the Effective Time, (a) Merger Sub’s Certificate of Formation as in effect immediately prior to the Effective Time shall remain unchanged and shall be the certificate of formation of the Surviving Entity from and after the Effective Time, until duly amended in accordance with the provisions thereof and applicable Law and (b) Merger Sub’s limited liability company agreement as in effect immediately prior to the Effective Time shall remain unchanged and shall be the limited liability company agreement of the Surviving Entity from and after the Effective Time, until duly amended in accordance with the provisions thereof and applicable Law.

Section 1.6 Directors. At the Effective Time, the persons listed on Section 1.6 of the Parent Disclosure Schedule shall be appointed as the directors of the Partnership GP and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the terms of the limited liability company agreement of the Partnership GP.

Section 1.7 Officers. The officers of Merger Sub immediately prior to the Effective Time shall be appointed as the officers of the Partnership GP and shall hold office until their respective successors are duly elected and qualified, or their earlier death, resignation or removal in accordance with the terms of the limited liability company agreement of the Partnership GP.

ARTICLE II

CONVERSION OF UNITS; EXCHANGE OF CERTIFICATES

Section 2.1 Conversion of Partnership Interests. Subject to the terms and provisions of this Agreement, at the Effective Time, and by virtue of the Merger and without any action on the part of Parent, Merger Sub or the Partnership or any holder of securities of Parent, Merger Sub or the Partnership:

(a) Each Partnership Common Unit issued and outstanding immediately prior to the Effective Time (excluding any Excluded Units) shall be converted into and shall thereafter represent the right to receive 2.07 common units representing limited partner interests in Parent having the rights and obligations specified with respect to “Common Units” in the Parent Partnership Agreement (the “Parent Common Units” and such consideration, the “Common Unit Merger Consideration” and such ratio, the “Exchange Ratio”), in each case, subject to the procedures of Section 2.4. Upon the exchange of Partnership Common Units for the Merger Consideration in accordance with this Article II, each person that receives Parent Common Units shall be admitted as a limited partner of Parent and Parent GP hereby consents to such admission.

(b) Each Class A Unit representing limited partner interests in the Partnership (each, a “Partnership Class A Unit”) issued and outstanding immediately prior to the Effective Time shall be converted into and shall thereafter represent the right to receive 1.828 Parent Class B Units (the “Class A Merger Consideration” and, together with the Common Unit Merger Consideration, the “Merger Consideration”), subject to the procedures of Section 2.4. Upon the exchange of Partnership Class A Units for the Class A Merger Consideration in accordance with this Article II, each person that receives Class A Merger Consideration shall be admitted as a limited partner of Parent and Parent GP hereby consents to such admission.

(c) Each preferred unit representing a limited partner interest in the Partnership having the rights and obligations specified with respect to “Preferred Units” in the Existing Partnership Agreement (the “Partnership Preferred Units” and, together with the Partnership Common Units and the Partnership Class A Units, the “Partnership Units”) outstanding immediately prior to the Effective Time shall, at the election of the holder of such Partnership Preferred Unit in accordance with the Existing Partnership Agreement and the procedures set forth in Section 2.1(g), either (i) convert into Partnership Common Units, at the then applicable Conversion Ratio, subject to the payment of any accrued but unpaid distributions prior to Closing, (ii) convert into a security of Parent that has substantially similar terms, including with respect to economics and structural protections, as the Partnership Preferred Units (“Substantially Equivalent Units”) or (iii) be redeemed in exchange for cash or Partnership Common Units, at the sole discretion of the Partnership GP (subject to Section 5.19), at a price of $9.218573 per Partnership Preferred Unit, plus accrued and unpaid distributions to the date of such redemption (any cash payable to the holders of Partnership Preferred Units that have elected the Redemption Election and any Substantially Equivalent Units issuable pursuant to this Section 2.1(c), the “Preferred Consideration”). Each holder of Partnership Common Units issued upon conversion of Partnership Preferred Units pursuant to this Section 2.1(c) shall receive the Merger Consideration in exchange for such Partnership Common Units and shall be admitted as a limited partner of Parent and Parent GP hereby consents to such admission.

(d) The general partner interest in the Partnership issued and outstanding immediately prior to the Effective Time will automatically be cancelled and cease to exist without any conversion thereof and no consideration will be received therefor.

(e) Notwithstanding anything to the contrary in this Agreement, at the Effective Time, all Partnership Units (other than the Partnership Class A Units) owned immediately prior to the Effective Time by the Partnership or its wholly owned Subsidiaries or by Parent or its wholly owned Subsidiaries (collectively, the “Excluded Units”) will automatically be cancelled and cease to exist without any conversion thereof and no consideration will be received therefor.

(f) If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding Partnership Common Units or outstanding Parent Common Units shall occur as a result of any reclassification, unit split (including a reverse unit split) or combination, exchange or readjustment of units, or any unit distribution with a record date during such period, the Merger Consideration, the Exchange Ratio and any other similarly dependent items shall be equitably adjusted to provide to Parent, Merger Sub and the holders of Partnership Common Units the same economic effect as contemplated by this Agreement prior to such action, and thereafter, all references in this Agreement to the Merger Consideration, the Exchange Ratio and any other similarly dependent items shall be references to the Merger Consideration, the Exchange Ratio and any other similarly dependent items as so adjusted; provided, however, that nothing in this Section 2.1(f) shall be deemed to permit or authorize any party hereto to effect any such change that it is not otherwise authorized or permitted to undertake pursuant to this Agreement.

(g) Preferred Election Procedures.

(i) Election. Each person who is a holder of Partnership Preferred Units (or the beneficial owner through appropriate and customary documentation and instructions) on the Election Form Record Date shall have the right to submit an Election Form (an “Election”) specifying (A) the number of Partnership Preferred Units, if any, held by such person that such person desires to convert into Partnership Common Units, at the then applicable Conversion Ratio (a “Common Conversion Election”), (B) the number of Partnership Preferred Units, if any, held by such person that such person desires to have converted into Substantially Equivalent Units (a “Substantially Equivalent Unit Election”) and (C) the number of Partnership Preferred Units, if any, held by such person that such person desires to have redeemed in exchange for cash or Partnership Common Units, at the sole discretion of the Partnership GP, at a price of $9.218573 per Partnership Preferred Unit, plus accrued and unpaid distributions to the date of such redemption (a “Redemption Election”). Holders of record of Partnership Preferred Units who hold such Partnership Preferred Units as nominees, trustees or in other representative capacities may submit a separate Election Form on or before the Election Deadline with respect to each beneficial owner for whom such nominee, trustee or representative holds such Partnership Preferred Units. Parent shall prepare and direct the Exchange Agent to mail an election form (in form and substance reasonably satisfactory to the Partnership) (the “Election Form”), which shall be mailed thirty (30) days prior to the anticipated Closing Date or on such other date as the Partnership and Parent shall mutually agree (the “Mailing Date”) to each holder of record of Partnership Preferred Units as of the close of business on the fifth (5th) business day prior to the Mailing Date (the “Election Form Record Date”). The Election Form shall be used by each holder of Partnership Preferred Units (or the beneficial owner through appropriate and customary documentation and instructions) who wishes to make an Election. The Election Form shall include (1) a form of letter of transmittal (which will (x) specify that, in respect of certificated Partnership Preferred Units, delivery will be effected, and that risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent (including by delivery of the Partnership Preferred Units, book-entry notation, or affidavits of loss in lieu of delivery thereof as provided in Section 2.4(g)) to the Exchange Agent and (y) be in customary form and contain such other provisions as Parent, the Partnership and the Exchange Agent shall reasonably agree upon prior to the Election Form Record Date), and (2) instructions (in customary form and agreed to by Parent and the Partnership prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Units in exchange for the Preferred Consideration, cash in lieu of any fractional Parent Common Units in accordance with Section 2.4(d) and any distributions in accordance with Section 2.4(c) or Section 2.2. Notwithstanding anything herein to the contrary, any holder of Partnership Preferred Units that makes a Redemption Election and receives cash in connection with such Redemption Election shall be deemed to, and will in the Election Form be required to agree to, treat such redemption and the cash received in connection with such Redemption Election as the sale of a partnership interest consistent with Treasury Regulations Section 1.708-1(c)(4) for all U.S. federal and applicable state and local income tax purposes.

(ii) New Holders. Parent shall direct the Exchange Agent to promptly make available one or more Election Forms as may reasonably be requested from time to time by all persons who become holders (or beneficial owners) of Partnership Preferred Units between the Election Form Record Date and the Election Deadline, and the Partnership and Parent shall use commercially reasonable efforts to provide the Exchange Agent with all information reasonably necessary for it to perform its duties as specified herein.

(iii) Revocations; Exchange Agent. An Election shall have been properly made only if the Exchange Agent shall have received at its designated office, by the Election Deadline, an Election Form properly completed and signed and accompanied by Certificates (unless such Partnership Preferred Units are Book-Entry Units, in which case the holders shall follow the instructions set forth in the Election Form) to which such Election Form relates, duly endorsed in blank or otherwise in a form acceptable for transfer on the books of the Partnership (or an appropriate affidavit attesting to the loss, theft, misplacement or destruction, as applicable, of such Certificates and a bond of indemnity, in each case in form reasonably acceptable to the Exchange Agent and Parent or by an appropriate guarantee of delivery of such Certificates as set forth in such Election Form; provided, that such Certificates are in fact delivered to the Exchange Agent within five (5) business days after the date of execution of such guarantee of delivery). Any holder of Partnership Preferred Units may (A) change such holder’s Election by written notice received by the Exchange Agent prior to the Election Deadline, accompanied by a properly completed and signed revised Election Form, or (B) revoke such holder’s Election by written notice received by the Exchange Agent prior to the Election Deadline or by withdrawal prior to the Election Deadline of such holder’s Certificates, or of the guarantee of delivery of such Certificates, previously deposited with the Exchange Agent. All Election Forms shall automatically be revoked if the Exchange Agent is notified in writing by the Partnership and Parent that the Merger has been abandoned and that this Agreement has been terminated. If an Election Form is revoked, the Certificate(s) (or guarantees of delivery, as appropriate), if any, for the Partnership Preferred Units to which such Election Form relates shall be promptly returned to the holder of Partnership Preferred Units submitting the same to the Exchange Agent. As used herein, unless otherwise agreed in advance by Parent and the Partnership, the “Election Deadline” means 5:00 p.m., New York City time, on a date prior to the Closing Date that Parent and the Partnership shall agree is as near as practicable to two (2) business days preceding the Closing Date. The Partnership and Parent shall cooperate to issue a joint press release reasonably satisfactory to each of them announcing the Election Deadline not more than fifteen (15) business days before, and at least five (5) business days prior to, the Election Deadline.

(iv) Determination of Exchange Agent Binding. Subject to the provisions of the Exchange Agency Agreement, the determination of the Exchange Agent shall be binding as to whether an Election shall have been properly made or revoked pursuant to this Section 2.1(g) with respect to Partnership Preferred Units and when Elections and revocations were received by it. Subject to the provisions of the Exchange Agency Agreement, if the Exchange Agent determines that any Election was not properly made (including, for the avoidance of doubt, by failure to make any Election) with respect to any Partnership Preferred Units, the holder of such Partnership Preferred Units shall be treated by the Exchange Agent as having made a Substantially Equivalent Unit Election.

Section 2.2 Rights as Unitholders; Unit Transfers. All Partnership Units converted into the right to receive the Merger Consideration or Preferred Consideration pursuant to Section 2.1(a), Section 2.1(b) or Section 2.1(c), as applicable, will cease to be outstanding and will automatically be canceled and will cease to exist when converted as a result of and pursuant to the Merger. At the Effective Time, each holder of a certificate representing Partnership Units (a “Certificate”) and each holder of non-certificated Partnership Units represented in book-entry form (“Book-Entry Units”) will cease to be a limited partner of the Partnership and cease to have any rights with respect thereto, except the right to receive (a) the Merger Consideration, (b) the Preferred Consideration, (c) any cash to be paid in lieu of any fractional Parent Common Units in accordance with Section 2.4(d), (d) any cash to be paid with respect to any accrued but unpaid distributions on Partnership Preferred Units that are converted in accordance with Section 2.1(c)(i) and (e) any distributions in accordance with Section 2.4(c); provided, however, that the rights of (i) any holder of the Partnership Equity Awards will be as set forth in Section 5.6, and (ii) Parent, the Partnership and their respective Subsidiaries will be as set forth in Section 2.1(e). In addition, subject to Section 2.4(f), holders as of the relevant record date of Partnership Units outstanding immediately prior to the Effective Time will have continued rights to any distribution, without interest, with respect to such Partnership Units with a record date occurring prior to the Effective Time that may have been declared or made by the Partnership with respect to such Partnership Units, or are payable to holders of Partnership Preferred Units as accrued and unpaid distributions, in accordance with the terms of the Existing Partnership Agreement and this Agreement, including the Special Distribution, and which remains unpaid as of the Effective Time (a “Regular Distribution”). Regular Distributions by the Partnership are not part of the Merger Consideration or the Preferred Consideration, and will be paid by Parent on the payment date set therefor to such holders as of the relevant record date of Partnership Units, whether or not they exchange their Partnership Units pursuant to Section 2.4. At the Effective Time, the unit transfer books of the Partnership will be closed immediately and there will be no further registration of transfers on the unit transfer books of the Partnership with respect to Partnership Units. In addition, at the Effective Time, the books and records of the Partnership will be revised to reflect that all limited partners of the Partnership immediately prior to the Effective Time cease to be limited partners of the Partnership pursuant to the terms of this Agreement and that Parent will be admitted as the sole limited partner of the Partnership, and the Partnership will continue without dissolution.

Section 2.3 Merger Sub Interests. At the Effective Time, each limited liability company interest of Merger Sub issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding from and after the Effective Time as the limited liability company interests of the Surviving Entity in the Merger.

Section 2.4 Exchange of Partnership Units.

(a) Exchange Agent. Prior to the Closing Date, Parent shall appoint an exchange agent mutually acceptable to Parent and the Partnership (the “Exchange Agent”) for the purpose of exchanging Partnership Units for Merger Consideration and the Preferred Consideration and, in connection therewith, shall enter into an agreement with the Exchange Agent in a form reasonably acceptable to the Partnership (the “Exchange Agency Agreement”). Prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, in trust for the benefit of holders of the Partnership Units (other than the Excluded Units), Parent Common Units and Substantially Equivalent Units (which shall be in non-certificated book-entry form) issuable pursuant to Section 2.1(a), Section 2.1(b) and Section 5.6 and an amount of cash sufficient to effect the delivery of the Merger Consideration and Preferred Consideration, as applicable, to the holders of the Partnership Units (other than the Excluded Units). Following the Effective Time, Parent agrees to make available to the Exchange Agent, from time to time as needed, Parent Common Units and Substantially Equivalent Units issuable and cash required to pay any cash component of the Preferred Consideration or sufficient to make any distributions payments pursuant to Section 2.4(c) or Section 2.4(d). All Parent Common Units, Substantially Equivalent Units and cash deposited with the Exchange Agent from time to time is hereinafter referred to as the “Exchange Fund.”

(b) Exchange Procedures. Promptly after the Effective Time and in any event not later than the fifth (5th) business day following the Effective Time, Parent will cause the Exchange Agent to mail to each record holder of Partnership Units as of the Effective Time (other than the holders of Excluded Units and the holders who have properly completed and submitted, and have not revoked, Election Forms pursuant to Section 2.1(g), which Election Forms shall include a letter of transmittal consistent with this Section 2.4(b)) (i) a letter of transmittal (which will be in customary form and agreed to by Parent and the Partnership prior to the Effective Time and which will specify that, in respect of certificated Partnership Units, delivery will be effected, and that risk of loss and title to the Certificates will pass, only upon proper delivery of the Certificates to the Exchange Agent (including by delivery of the Partnership Units, book-entry notation, or affidavits of loss in lieu of delivery thereof as provided in Section 2.4(g))) to the Exchange Agent and (ii) instructions (in customary form and agreed to by Parent and the Partnership prior to the Effective Time) for use in effecting the surrender of the Certificates or Book-Entry Units in exchange for the Merger Consideration, Preferred Consideration, cash in lieu of any fractional Parent Common Units in accordance with Section 2.4(d) and any distributions in accordance with Section 2.4(c) or Section 2.2. Promptly after the Effective Time, upon surrender of Certificates or Book-Entry Units, if any, for cancellation to the Exchange Agent, together with such letters of transmittal, properly completed and duly executed, and such other documents (including in respect of Book-Entry Units) as may be reasonably required pursuant to such instructions, each holder who held Partnership Units immediately prior to the Effective Time (other than the holders of Excluded Units) will be entitled to receive in exchange therefor (subject to withholding tax as specified in Section 2.5) (x) Parent Common Units representing, in the aggregate, the whole number of Parent Common Units that such holder has the right to receive pursuant to Section 2.1(a) (after taking into account all Partnership Units surrendered by such holder and subject to any withholding tax specified in Section 2.5), (y) Substantially Equivalent Units representing, in the aggregate, the whole number of Substantially Equivalent Units that such holder has validly elected to receive pursuant to Section 2.1(c) (after taking into account all Partnership Preferred Units surrendered by such holder and subject to any withholding tax specified in Section 2.5) and (z) a check in an amount equal to the aggregate amount of the cash that such holder has the right to receive with respect to such Partnership Units pursuant to Section 2.2, Section 2.4(c), Section 2.4(d) and Section 2.1(c) in respect of any cash component of the Preferred Consideration. No interest will be paid or accrued on any cash payment in lieu of fractional Parent Common Units, any distributions payable pursuant to Section 2.4(c) or any Regular Distribution. In the event of a transfer of ownership of Partnership Units that is not registered in the transfer records of the Partnership, the Merger Consideration, Preferred Consideration, any cash to be paid in lieu of any fractional Parent Common Units in accordance with Section 2.4(d), any Regular Distribution in accordance with Section 2.2, and any Parent distributions payable pursuant to Section 2.4(c) in respect of such Partnership Units may be paid to a transferee, if the Certificate representing such Partnership Units or evidence of ownership of the Book-Entry Units is presented to the Exchange Agent, and in the case of both certificated and book-entry Partnership Units, accompanied by all documents reasonably required to evidence and effect such transfer, and that the person requesting such exchange will pay to the Exchange Agent in advance any transfer or other Taxes required by reason of the delivery of the Merger Consideration or the Preferred Consideration in any name other than that of the record holder of such Partnership Units, or will establish to the satisfaction of the Exchange Agent that such Taxes have been paid or are not payable. Until such required documentation has been delivered and Certificates and Book-Entry Units, if any, have been surrendered, as contemplated by this Section 2.4, each Certificate or Book-Entry Unit will be deemed at any time after the Effective Time to represent only the right to receive upon such delivery and surrender the Merger Consideration or Preferred Consideration, as applicable, payable in respect of Partnership Units, any cash or distributions to which such holder is entitled pursuant to Section 2.4(c) and Section 2.4(d) and (without the necessity of such surrender) Regular Distributions.

(c) Distributions with Respect to Unexchanged Partnership Units. No distributions declared or made with respect to Parent Units with a record date after the Effective Time will be paid to the holder of any unsurrendered Partnership Units and no cash payment in lieu of fractional Parent Common Units will be paid to any such holder, in each case, until such holder has delivered the required documentation and surrendered any such Certificates or Book-Entry Units as contemplated by this Section 2.4. Subject to applicable Law and Section 5.16, following compliance with the requirements of Section 2.4(b), there will be paid to the holder of Parent Units, without interest, (i) promptly after the time of such compliance, and with no effect to the Merger Consideration such holder is entitled to pursuant to Section 2.1(a) (after taking into account all Partnership Units surrendered by such holder) and Section 2.1(b), the Preferred Consideration such holder is entitled to pursuant to Section 2.1(c), the amount of any cash payable in lieu of fractional Parent Common Units to which such holder is entitled pursuant to Section 2.4(d) (which shall be paid by the Exchange Agent as provided therein) and the amount of distributions with a record date after the Effective Time theretofore paid with respect to such Parent Units, and (ii) at the appropriate payment date, the amount of distributions with a record date after the Effective Time but prior to such delivery and surrender of Partnership Units and a payment date subsequent to such delivery and surrender payable with respect to such Parent Units (which shall be paid by Parent).

(d) Fractional Units. No fractional Parent Common Units shall be issued in the Merger, but in lieu thereof each holder of Partnership Common Units otherwise entitled to a fractional Parent Common Unit will be entitled to receive, from the Exchange Agent in accordance with the provisions of this Section 2.4(d), a cash payment (without interest and rounded to the nearest cent) in lieu of such fractional Parent Common Unit representing such holder’s proportionate interest, if any, in the proceeds from the sale by the Exchange Agent (reduced by any fees of the Exchange Agent attributable to such sale) in one or more transactions of Parent Common Units equal to the excess of (i) the aggregate number of Parent Common Units to be delivered to the Exchange Agent by Parent pursuant to Section 2.4(a) over (ii) the aggregate number of whole Parent Common Units to be issued to the holders of Partnership Common Units pursuant to Section 2.4(b). No certificates or scrip representing fractional Parent Common Units shall be issued in the Merger. As soon as practicable after the determination of the amount of cash, if any, to be paid to holders of Partnership Common Units in lieu of any fractional Parent Common Units, the Exchange Agent shall make available such amounts to such holders of Partnership Common Units, without interest, subject to and in accordance with Section 2.4.

(e) No Further Ownership Rights in Partnership Units. The Merger Consideration or Preferred Consideration, as applicable, issued upon conversion of a Partnership Unit in accordance with the terms hereof (including any cash paid pursuant to Section 2.4(d) and any declared distributions to be paid on Parent Units as described in Section 2.4(c)) will be deemed to have been issued (or paid) in full satisfaction of all rights pertaining to such Partnership Unit (other than the right to receive any Regular Distribution in accordance with Section 2.2). If, after the Effective Time, Certificates are presented to the Surviving Entity or the Exchange Agent for any reason, they shall be cancelled and exchanged as provided in this Section 2.4(e).

(f) Termination of Exchange Fund. Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of Partnership Units for one year after the Effective Time shall be delivered to Parent upon demand, and any holders of Partnership Units who have not theretofore complied with this Section 2.4 shall thereafter look only to Parent for payment of their claim for the Merger Consideration or Preferred Consideration, any cash in lieu of fractional Parent Common Units pursuant to Section 2.4(d) and any distributions pursuant to Section 2.4(c). Any amounts remaining unclaimed by holders of Partnership Units immediately prior to such time as such amounts would otherwise escheat to or become the property of any United States, state of the United States or foreign governmental or regulatory agency, bureau, commission, commissioner, court, body, entity or authority (each, a “Governmental Entity”) will, to the extent permitted by applicable Law, become the property of Parent.

(g) Lost, Stolen or Destroyed Certificates. If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the Merger Consideration or Preferred Consideration, as applicable, and distributions to be paid in respect of the Partnership Units represented by such Certificate as contemplated by this Section 2.4(g).

(h) No Dissenters’ Rights. No dissenters’ or appraisal rights shall be available to holders of Partnership Units with respect to the Merger or the other transactions contemplated by this Agreement.

(i) No Liability. Notwithstanding anything in this Agreement to the contrary, none of the Partnership, Parent, Merger Sub, the Surviving Entity, the Exchange Agent or any other person shall be liable to any former holder of Partnership Units for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.5 Withholding. Each of Parent, the Partnership, Merger Sub and the Exchange Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Parent, the Partnership, Merger Sub or the Exchange Agent is required to deduct and withhold under the Internal Revenue Code of 1986, as amended (the “Code”), or any Tax Law, with respect to the making of such payment. To the extent that amounts are so deducted and withheld and paid over to the applicable Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of whom such deduction and withholding was made. If any such deduction or withholding is taken in Parent Units, Parent, Merger Sub or the Exchange Agent (as applicable) shall be treated as having sold such Parent Units on behalf of the applicable recipient for an amount of cash equal to the fair market value of such Parent Units at the time of such deemed sale.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE PARTNERSHIP

Except as disclosed in (a) the Partnership SEC Documents (excluding any disclosures set forth in any such Partnership SEC Document under the heading “Risk Factors” or in any section relating to forward-looking statements in each case, other than historical facts set forth therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) the disclosure schedule delivered by the Partnership to Parent immediately prior to the execution of this Agreement (the “Partnership Disclosure Schedule”) each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein (provided that (i) disclosure in any section of such Partnership Disclosure Schedule shall be deemed to be disclosed with respect to any other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure notwithstanding the omission of a reference or a cross reference thereto and (ii) the mere inclusion of an item in such Partnership Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have a Partnership Material Adverse Effect), the Partnership represents and warrants to Parent and Merger Sub as follows:

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of the Partnership and its Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation and has all requisite limited partnership, limited liability company or other applicable corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Partnership Material Adverse Effect. Each of the Partnership and its Subsidiaries is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) As used in this Agreement, a “Partnership Material Adverse Effect” means an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of the Partnership and its Subsidiaries, taken as a whole, other than: any event, change, effect, development or occurrence: (i) in or generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, including any changes in supply, demand, currency exchange rate, interest rates, tariff policy, monetary policy or inflation, so long as such event, change, effect, development or occurrence does not disproportionately affect the Partnership and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Partnership and its Subsidiaries operate or (ii) resulting from or arising out of (A) any changes or developments in the industries in which the Partnership or any of its Subsidiaries conducts its business, (B) any changes or developments in prices for oil, natural gas or other commodities or for the Partnership’s raw material inputs and end products, including general market prices and regulatory changes generally affecting the industries in which the Partnership and its Subsidiaries operate, (C) the negotiation, execution, announcement, pendency or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Partnership or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (D) any taking of any action required by this Agreement or at the request of Parent or Merger Sub, (E) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (F) any changes in GAAP or accounting standards or interpretations thereof, (G) (1) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, epidemics, pandemics (including SARS CoV-2), or any weather-related or meteorological events or other force majeure event or natural disasters or (2) outbreak or escalation of hostilities or acts of war or terrorism, sabotage, civil disobedience, cyber-attack or any escalation or general worsening of the foregoing, (H) any failure by the Partnership to meet any internal or external projections or forecasts or estimates, milestones or budgets or financial or operating predictions of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Partnership Material Adverse Effect so long as it is not otherwise excluded by this definition) or (I) any changes in the unit price or trading volume of the Partnership Units or in the Partnership’s credit rating (provided that the exception in this clause (I) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Partnership Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to subclauses (A)-(B) and (E)-(G) of this clause (ii), to the extent disproportionately affecting the Partnership and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Partnership and its Subsidiaries operate in which case only the incremental disproportionate, adverse effect relative to other similarly situated companies in the industries in which the Partnership and its Subsidiaries operate may be taken into account in determining whether there has been, or would reasonably likely be, a “Partnership Material Adverse Effect.”

(c) The Partnership has made available to Parent prior to the date of this Agreement a true and complete copy of (i) the Certificate of Limited Partnership of the Partnership (the “Partnership Certificate of Limited Partnership” and, together with the Existing Partnership Agreement, the “Partnership Organizational Documents”); (ii) the Existing Partnership Agreement and (iii) the certificate of incorporation, certificate of limited partnership, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents of each material Subsidiary of the Partnership, in the case of clauses (i) through (iii), as amended through the date hereof.

Section 3.2 Equity Interests.

(a) As of August 14, 2023, the issued and outstanding equity interests of the Partnership consist of (i) 103,355,684 common units representing limited partner interests in the Partnership (the “Partnership Common Units”), (ii) 486,726 Partnership Class A Units, (iii) a non-economic general partner interest and (iv) 71,257,445 Partnership Preferred Units convertible into 7,125,744.5 Partnership Common Units (subject to the provisions of the Existing Partnership Agreement dealing with fractional units). All outstanding equity securities of the Partnership, including any Partnership Common Units issued in respect of any Common Conversion Election, are, and will be once issued, duly authorized, validly issued, fully paid (to the extent required by the Existing Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the Existing Partnership Agreement).

(b) As of August 14, 2023, there were (i) 1,760,625 Partnership Restricted Units that were unvested and outstanding, (ii) 477,198 Partnership Common Units underlying Partnership Performance Units assuming “target” performance (or 954,395 Partnership Common Units assuming “maximum” performance), (iii) 3,689,095 Partnership Common Units reserved for the grant of additional awards under the Partnership LTIPs and (iv) 1,434,723 Partnership Common Units reserved for issuance pursuant to the Partnership’s Employee Unit Purchase Plan (the “EUPP”). Except as set forth in Section 3.2(a) and this Section 3.2(b), there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which the Partnership or any of its Subsidiaries is a party or other equity or equity-based incentive awards or phantom equity (A) obligating the Partnership or any of its Subsidiaries to (1) issue, transfer, exchange, sell or register for sale any partnership interests, limited liability company interests or other equity interests of the Partnership or such Subsidiary of the Partnership or securities convertible into or exchangeable for such partnership interests, limited liability company interests or other equity interests, (2) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (3) redeem or otherwise acquire any such partnership interests, limited liability company interests or other equity interests, (4) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (5) make any payment to any person the value of which is derived from or calculated based on the value of the Partnership Common Units or Partnership Preferred Units, or (B) granting any preemptive or antidilutive or similar rights with respect to any security issued by the Partnership or its Subsidiaries. Section 3.2(b) of the Partnership Disclosure

Schedule sets forth a true and complete list of all outstanding Partnership Equity Awards (the “Partnership Equity Awards Capitalization Table”), including, with respect to each Partnership Equity Award, the name of the holder of the Partnership Equity Award, the date of grant, the plan under which the award was granted, the type of award, the vesting schedule, the number of Partnership Common Units subject to the award (at both target and maximum levels of any performance-based awards), accrued but unpaid distribution equivalents, the extent to which any vesting has occurred and whether (and to what extent) the vesting of the award may be accelerated in any way by the consummation of the transactions contemplated hereby (whether alone or in any combination with any other event, including the termination of employment of any holder thereof). Each grant of a Partnership Equity Award was made in accordance with the terms of the applicable Partnership LTIP and applicable Law. The Partnership shall provide Parent or its representatives with an updated Partnership Equity Awards Capitalization Table no later than five (5) business days prior to the Effective Time.

(c) Neither the Partnership nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the unitholders of the Partnership on any matter.

(d) There are no voting trusts or other agreements or understandings to which the Partnership or any of its Subsidiaries is a party with respect to the voting or registration of the Partnership Units or other equity interests of the Partnership or any of its Subsidiaries.

(e) The Partnership or a Subsidiary of the Partnership owns, directly or indirectly, all of the issued and outstanding partnership interests, limited liability company interests or other equity interests of each Subsidiary of the Partnership, free and clear of any preemptive rights and any liens, claims, mortgages, deeds of trust, encumbrances, covenants, conditions, restrictions, easements, pledges, security interests, equities or charges of any kind (each, a “Lien”) other than Partnership Permitted Liens, and all of such partnership interests, limited liability company interests or other equity interests are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act, Sections 18-607 and 18-804 of the Delaware LLC Act or other similar Laws in any jurisdiction in which such Subsidiary is organized) and free of preemptive rights. Except for partnership interests, limited liability company interests or other equity interests in the Partnership’s Subsidiaries, neither the Partnership nor any of its Subsidiaries owns, directly or indirectly, any partnership interests, limited liability company interests or other equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any partnership interests, limited liability company interests or other equity interest in any person), or has any obligation to acquire any such partnership interests, limited liability company interests or other equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(f) As used in this Agreement, “Partnership Permitted Lien” means (i) any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established; (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business; (C) arising under conditional sales contracts, tenders, statutory obligations, surety and appeals bonds, government contracts, performance and return of money bonds, equipment leases and similar obligations, in each case so long as each of the aforementioned documents are with third parties entered into in the ordinary course of business; (D) not created by the Partnership or its Subsidiaries that affect the underlying fee interest of a Partnership Leased Real Property; (E) that is disclosed on the most recent consolidated balance sheet of the Partnership included in the Partnership SEC Documents or notes thereto or securing liabilities reflected on such balance sheet; (F) arising under or pursuant to the Partnership Organizational Documents or the organizational documents of any Subsidiary of the Partnership; (G) created pursuant to the agreements set forth on Section 3.2(f) of the Partnership Disclosure Schedule; (H) which an accurate up-to-date survey would show; (I) resulting from any facts or circumstances relating to Parent or its affiliates; (J) that does not and would not reasonably be expected to materially impair the continued use of Partnership Owned Real Property or Partnership

Leased Real Property as currently operated, taken as a whole; or (K) with respect to any Partnership Indebtedness that will be discharged and released in accordance with the Payoff Letter as contemplated by Section 5.17; (ii) grants to others of Rights-of-Way, surface leases, crossing rights and amendments, modifications, and releases of Rights-of-Way, easements and surface leases in the ordinary course of business; (iii) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Partnership or any of its Subsidiaries otherwise has access, between the parties thereto; (iv) with respect to any Partnership Leased Real Property, Liens and other rights reserved by or in favor of any landlord under a Partnership Real Property Lease; or (v) zoning, entitlement, building and other land use regulations imposed by any Governmental Entity having jurisdiction over the Partnership Real Property, and not violated by the current use and operation of the Partnership Real Property.

(g) As used in this Agreement, “Rights-of-Way” means easements, licenses, rights-of-way, permits, servitudes, leasehold estates, instruments creating an interest in real property, and other similar real estate interests.

Section 3.3 Authority; Noncontravention.

(a) The Partnership has the requisite limited partnership authority to enter into this Agreement and, subject to the adoption of this Agreement by holders of a majority of the outstanding Partnership Common Units and Partnership Preferred Units (on an as-converted basis), voting as a single class, entitled to vote thereon (the “Partnership Unitholder Approval”), to consummate the transactions contemplated hereby. The execution and delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, including the Merger, have been duly and validly authorized by the Board of Directors of the Partnership GP and, except for the Partnership Unitholder Approval, no other limited partnership proceedings on the part of the Partnership are necessary to authorize the consummation of the transactions contemplated hereby. The Partnership Unitholder Approval represents the only vote or consent of the holders of any class or series of the Partnership’s equity securities necessary to approve the transaction contemplated hereby. The Board of Directors of the Partnership GP has unanimously resolved to recommend that the Partnership’s unitholders adopt this Agreement (the “Partnership Recommendation”). The Agreement has been duly and validly executed and delivered by the Partnership and, assuming the Agreement constitutes the legal, valid and binding agreement of the Parent and Merger Sub, the Agreement constitutes the legal, valid and binding agreement of the Partnership and is enforceable against the Partnership in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general equity principles (the “Equitable Exception”).

(b) Other than in connection with or in compliance with (i) the Delaware LP Act, (ii) the Delaware LLC Act, (iii) the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), (iv) the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), (v) applicable state securities, takeover and “blue sky” laws, (vi) the filing of the Certificate of Merger with the Delaware Secretary of State, (vii) the rules and regulations of the New York Stock Exchange (the “NYSE”), (viii) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder (the “HSR Act”), (ix) the rules and regulations of the SEC in connection with the filing with the SEC of the Proxy Statement/Prospectus and (x) the approvals set forth in Section 3.3(b) of the Partnership Disclosure Schedule (collectively, the “Partnership Approvals”) and, subject to the accuracy of the representations and warranties of Parent and Merger Sub in Section 4.3, no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by the Partnership of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c) The execution and delivery by the Partnership of this Agreement do not, and (assuming the Partnership Unitholder Approval and Partnership Approvals are obtained and all outstanding borrowings under the Partnership Credit Agreement are repaid in full and such agreement is terminated in connection therewith and with the Payoff Letter) the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of the Partnership or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon the Partnership or any of its Subsidiaries or result in the creation of any Lien other than Partnership Permitted Liens, in each case, upon any of the properties or assets of the Partnership or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the agreement of limited partnership, limited liability company agreement, certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of the Partnership or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.4 Reports and Financial Statements.

(a) The Partnership and each of its Subsidiaries has filed or furnished all forms, documents and reports, schedules, certifications, prospectuses, registration and other statements required to be filed or furnished prior to the date hereof by it with the Securities and Exchange Commission (the “SEC”) since January 1, 2020 (all such documents and reports filed or furnished by the Partnership or any of its Subsidiaries, the “Partnership SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Partnership SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be and none of the Partnership SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Partnership SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of the Partnership included in the Partnership SEC Documents fairly present in all material respects the consolidated financial position of the Partnership and its consolidated Subsidiaries, as at the respective dates thereof (if amended, as of the date of the last such amendment), and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with United States generally accepted accounting principles (“GAAP”) (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 3.5 Internal Controls and Procedures. The Partnership has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. The Partnership’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Partnership in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Partnership’s management as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). The

Partnership GP’s management has completed an assessment of the effectiveness of the Partnership’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2022, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of the Partnership has disclosed to the Partnership’s auditors and the audit committee of the Board of Directors of the Partnership GP (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect the Partnership’s ability to report financial information and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in the Partnership’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to Parent prior to the date hereof.

Section 3.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in the Partnership’s consolidated balance sheet as of June 30, 2023 (the “Balance Sheet Date”) (including the notes thereto) included in the Partnership SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (d) for liabilities and obligations that have been discharged or paid in full, neither the Partnership nor any Subsidiary of the Partnership has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Partnership and its consolidated Subsidiaries (including the notes thereto), other than those that would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.7 Compliance with Law; Permits.

(a) The Partnership and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable federal, state, local or foreign or multinational law, statute, ordinance, rule, regulation, judgment, order, injunction, decree or agency requirement of any Governmental Entity, including common law (collectively, “Laws” and each, a “Law”), except where such non-compliance, default or violation would not have, individually or in the aggregate, a Partnership Material Adverse Effect. Since January 1, 2020, neither the Partnership nor any of its Subsidiaries has received any written notice or other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(b) The Partnership and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any Partnership Material Contract with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for the Partnership and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Partnership Permits”), except where the failure to have any of the Partnership Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, a Partnership Material Adverse Effect. All Partnership Permits are valid and in full force and effect and are not subject to any pending administrative or judicial proceeding that would, if determined in a manner adverse to the Partnership or its Subsidiaries, reasonably be expected to result in the adverse modification, suspension, termination, cancellation or revocation thereof, except where the failure to be in full force and effect or any modification, suspension, termination or cancellation or revocation thereof would not have, individually or in the aggregate, a Partnership Material Adverse Effect. The Partnership and each of its Subsidiaries is in compliance with the terms and requirements of all Partnership Permits, except where the failure to be in compliance would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

(c) Without limiting the generality of Section 3.7(a), the Partnership, each of its Subsidiaries, and, to the knowledge of the Partnership, each joint interest owner, consultant, agent, or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the U.S. Foreign Corrupt Practices Act (the “FCPA”), and any other U.S. and foreign anti-corruption Laws that are applicable to the Partnership or its Subsidiaries; (ii) has not, to the knowledge of the Partnership, been given written notice by any Governmental Entity of any facts which, if true, would constitute a violation of the FCPA or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the knowledge of the Partnership, is not being (and has not been) investigated by any Governmental Entity except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, a Partnership Material Adverse Effect.

Section 3.8 Environmental Laws and Regulations.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect: (i) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of the Partnership, threatened against the Partnership or any of its Subsidiaries or any person or entity whose liability the Partnership or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law, (ii) the Partnership and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2020 have been, in compliance with all Environmental Laws, which compliance includes and has included obtaining, maintaining and complying with all permits, licenses, approvals, or authorizations required pursuant to Environmental Laws, (iii) there has been no release, treatment, storage, disposal or arrangement for the disposal, transportation, handling of, exposure to, or contamination by, any Hazardous Materials, including at any real property currently owned, leased or operated by the Partnership or any Subsidiary of the Partnership or formerly owned, leased or operated by the Partnership or any Subsidiary of the Partnership that has given rise or would reasonably be expected to give rise to the Partnership or any Subsidiaries incurring any remedial obligation or corrective action requirement or other liabilities under applicable Environmental Law, (iv) the Partnership is not party to any order, judgment or decree that imposes any obligations on the Partnership or any of its Subsidiaries under any Environmental Law, and neither the Partnership nor any of its Subsidiaries have received any notice, report, order, directive or other information relating to a violation of, or liability under, Environmental Law, (v) there have been no ruptures or explosions in the Partnership’s Systems resulting in claims for personal injury, loss of life or material property damage, except to the extent such ruptures or explosions have been fully and finally resolved, (vi) to the Partnership’s knowledge, there are no defects, corrosion or other damage to any of the Partnership’s Systems that would reasonably be expected to result in a pipeline integrity failure, and (vii) neither the Partnership nor any of its Subsidiaries have expressly assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to the liability of any other person under Environmental Law. The Partnership and its Subsidiaries have made available to Parent copies of all material environmental reports, audits, assessments prepared in the last three (3) years and all other material environmental, health or safety documents related to current or former properties, facilities or operations of the Partnership or its Subsidiaries.

(b) As used in this Agreement:

(i) “Environmental Law” means any Law relating to the protection, preservation or restoration of the environment (including air, surface water, groundwater, drinking water supply, surface land, subsurface land, plant and animal life or any other natural resource or environmental media), public or worker health and safety (to the extent related to exposure to Hazardous Materials), pollution, or any exposure to or release of, or the management of (including the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production or disposal of) any Hazardous Materials, in each case as in effect as of or prior to the Closing Date.

(ii) “Hazardous Materials” means any substance, material or waste that is listed, defined, designated, classified, or regulated as hazardous, toxic, radioactive, or dangerous, or as a “pollutant” or “contaminant,” or words of similar meaning under, or for which liability or standards of conduct may be imposed pursuant to, any Environmental Law, including without limitation petroleum or any derivative or byproduct thereof, radon, radioactive material, asbestos or asbestos containing material, urea formaldehyde, foam insulation, polychlorinated biphenyls, or per- and polyfluoroalkyl substances.

(iii) “Systems” means the refined petroleum product, crude oil, natural gas, liquefied natural gas, natural gas liquid and other pipelines, lateral lines, pumps, pump stations, storage facilities, terminals, processing plants and other related operations, assets, machinery and equipment that are owned by the Partnership or Parent or any of their Subsidiaries, as applicable and used for the conduct of their respective businesses as presently conducted.

(c) Notwithstanding any other language in this Agreement, this Section 3.8 contains the Partnership’s sole representations with respect to Environmental Laws or Hazardous Materials.

Section 3.9 Employee Benefit Plans.

(a) Section 3.9(a) of the Partnership Disclosure Schedule lists all material Partnership Benefit Plans. With respect to each material Partnership Benefit Plan, the Partnership has made available to Parent or its representatives complete and accurate copies of (i) such Partnership Benefit Plan, including any amendment thereto, (ii) a written description of any such Partnership Benefit Plan if such plan is not set forth in a written document, (iii) each trust, insurance, annuity or other funding contract related thereto (if any), (iv) the most recent audited financial statements and actuarial or other valuation reports prepared with respect thereto (if any), (v) the most recent Internal Revenue Service determination, opinion or advisory letter (if any), (vi) the two most recent annual reports on Form 5500 required to be filed with the Internal Revenue Service with respect thereto (if any), (vii) the most recent summary plan description provided to participants, including all summaries of material modifications thereto, and (viii) all material correspondence to or from any Governmental Entity received in the last three (3) years with respect to any such Partnership Benefit Plan. For purposes of this Agreement, (A) “Partnership Benefit Plans” means all Benefit Plans sponsored, maintained, contributed to or required to be contributed to by the Partnership or any of its Subsidiaries, or under which the Partnership or any of its Subsidiaries has any liability or obligation (contingent or otherwise), and (B) “ERISA Affiliate” means, with respect to any person, trade or business (whether or not incorporated), any other person, trade or business (whether or not incorporated), that together with such first person, trade or business (whether or not incorporated), is, or was at a relevant time, treated as a single employer or under common control, in either case, under or within the meaning of Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) each Partnership Benefit Plan (and any related trust or other funding vehicle) has been established, maintained, operated, funded and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto, (ii) all contributions, reimbursements, distributions and premium payments required to be made under the terms of any Partnership Benefit Plan have been timely made or, if not yet due, have been properly reflected in the Partnership’s financial statements in accordance with GAAP, (iii) each of the Partnership and its Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to Partnership Benefit Plans, (iv) there has been no “prohibited transaction” as such term is defined in Section 4975 of the Code or Section 406 of ERISA or breach of fiduciary duty (as determined under ERISA) with respect to any Partnership Benefit Plan and (v) neither the Partnership nor any of its Subsidiaries has incurred (whether or not assessed) any penalty or Tax under Sections 4980B, 4980D, 4980H, 6721 or 6722 of the Code and no circumstances exist or events have occurred that could result in the imposition of any such penalties or Taxes. Any Partnership Benefit Plan intended to be qualified under Section 401(a) of the Code has received a current favorable determination letter or equivalent opinion or advisory letter from the Internal Revenue Service, and the Partnership has made available to Parent a copy of the most recent such letter for each such Partnership Benefit Plan and nothing has occurred that could reasonably be expected to adversely affect such qualification.

(c) No Partnership Benefit Plan provides and neither the Partnership nor any of its Subsidiaries maintains, contributes to or is required to contribute to any Benefit Plan which provides for, or otherwise has any current or contingent liability or obligation to provide, retiree, post-employment or post-termination health, medical, life or other welfare benefits to any person, beyond the period required by the continuation coverage requirements of

Section 601 et seq. of ERISA or Section 4980B of the Code or similar state Law for which the covered person pays the full premium cost of coverage.

(d) No Partnership Benefit Plan is, and neither the Partnership nor its Subsidiaries sponsors, maintains, contributes to or is required to contribute to, or has any current or contingent liability or obligation (including on behalf of or in respect of an ERISA Affiliate) with respect to, (i) any “defined benefit plan” (as defined in Section 3(35) of ERISA) or any plan that is or was subject to Title IV or Section 302 of ERISA or Section 412 or 4971 of the Code or (ii) or a “multiemployer plan” (as defined in Section 3(37) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”)).

(e) None of the Partnership Benefit Plans is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “multiple employer plan” (as defined in Section 413(c) of the Code).

(f) Neither the execution of this Agreement nor the consummation of the transactions contemplated by this Agreement could, either alone or in combination with another event, (i) entitle any current or former employee, consultant, officer or other individual service provider of the Partnership or any of its Subsidiaries to severance pay, unemployment compensation or any other payment, (ii) accelerate the time of payment or vesting, or increase the amount of compensation or benefits due any such employee, consultant, officer or other individual service provider, (iii) trigger any payment or funding (through a grantor trust or otherwise) of compensation or benefits, or (iv) trigger any other material obligation, benefit (including loan forgiveness), requirement or restriction pursuant to any Partnership Benefit Plan.

(g) No amount or benefit that would be, or has been, received (whether in cash or property or the vesting of property or the cancellation of indebtedness) by any current or former employee, director or other individual service provider of the Partnership or any Subsidiary of the Partnership who is a “disqualified individual” within the meaning of Section 280G of the Code would reasonably be expected to be characterized as an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) as a result of the consummation of the transactions contemplated by this Agreement.

(h) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, each Partnership Benefit Plan and any award thereunder that constitutes non-qualified deferred compensation under Section 409A of the Code (i) has been operated and documented in all material respects in compliance with Section 409A of the Code. No director, officer, employee or service provider of the Partnership or its affiliates is entitled to a gross-up, make-whole, reimbursement or indemnification payment with respect to taxes imposed under Section 409A or Section 4999 of the Code.

(i) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, each Partnership Benefit Plan that provides benefits or compensation to any employees or other service providers who reside or provide services primarily outside of the United States has been registered, listed, administered, funded and maintained in good standing, as applicable, in accordance with its terms and all applicable Laws.

(j) There are no pending or, to the Partnership’s knowledge, threatened claims, actions, suits, audits, proceedings, investigation, litigations, inquiries or other disputes by or on behalf of any Partnership Benefit Plan, by any employee or beneficiary covered under any Partnership Benefit Plan or otherwise involving or relating to any Partnership Benefit Plan (other than routine claims for benefits).

Section 3.10 Absence of Certain Changes or Events.

(a) From the Balance Sheet Date through the date of this Agreement, the businesses of the Partnership and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since the Balance Sheet Date through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Partnership Material Adverse Effect.

Section 3.11 Investigations; Litigation. Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of the Partnership, threatened) by any Governmental Entity with respect to the Partnership or any of its Subsidiaries, (b) there are no actions, suits, arbitrations, charges, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the knowledge of the Partnership, threatened) against or affecting the Partnership or any of its Subsidiaries, or any of their respective assets or operations by or before any Governmental Entity and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against or affecting the Partnership or any of its Subsidiaries or any of their respective assets or operations; provided, that to the extent any such representations or warranties in the foregoing clauses (a), (b) and (c) pertain to investigations, reviews, actions, suits, inquiries, proceedings, subpoenas, civil investigative demands, other requests, orders, judgements or decrees that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof.

Section 3.12 Information Supplied. None of the information provided in writing by the Partnership specifically for inclusion or incorporation by reference in (a) the registration statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of Parent Units in the Merger (including any amendments or supplements, the “Form S-4”) will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the proxy statement/prospectus relating to the Partnership Unitholders’ Meeting (the “Proxy Statement/Prospectus”) will, on the date it is first mailed to the Partnership’s unitholders and at the time of the Partnership Unitholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus and the Form S-4 (solely with respect to the portion thereof relating to the Partnership Unitholders’ Meeting, but excluding any portion thereof based on information supplied by Parent or Merger Sub for inclusion or incorporation by reference therein, with respect to which no representation is made by the Partnership or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 3.12, no representation or warranty is made by the Partnership with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not specifically supplied in writing by or on behalf of the Partnership.

Section 3.13 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, none of the Partnership or its Subsidiaries (i) is a natural gas company under the Natural Gas Act, 15 U.S.C. §§ 717-717W, and the regulations promulgated by the Federal Energy Regulatory Commission (“FERC”) thereunder (“NGA”), or a utility, gas service company, gas company, or any similar entity however described under the laws of any state or local jurisdiction and the regulations promulgated thereunder, (ii) is subject to regulation by FERC under the Natural Gas Policy Act of 1978, 15 U.S.C. §§ 3302-3432, and regulations promulgated by the FERC thereunder (“NGPA”) and (iii) is a holding company or a public-utility company as defined in the Public Utility Holding Company Act of 2005, 42 U.S.C. §§ 16451-16453, and the regulations promulgated by the FERC thereunder (“PUHCA”).

(b) Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, all filings (other than immaterial filings) required to be made by the Partnership or any of its Subsidiaries during the three (3) years preceding the date hereof, with the FERC under the NGA, the Interstate Commerce Act implemented by the FERC pursuant to 49 U.S.C. § 60502 and the regulations promulgated by the FERC thereunder (“ICA”), PUHCA, the Department of Energy, the Federal Communications Commission (the “FCC”), or any applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 3.14 Tax Matters. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect:

(a) all Tax Returns that were required to be filed by the Partnership or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions), and all such Tax Returns are complete and accurate;

(b) all Taxes owed by the Partnership or any of its Subsidiaries, or for which the Partnership or any of its Subsidiaries is liable, that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established;

(c) all Tax withholding and deposit requirements imposed on the Partnership or any of its Subsidiaries have been satisfied in full in all respects;

(d) there are no Liens (other than Partnership Permitted Liens) on any of the assets of the Partnership or any of its Subsidiaries that arose in connection with any failure (or alleged failure) to pay any Tax;

(e) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of the Partnership or any of its Subsidiaries;

(f) there is no written claim against the Partnership or any of its Subsidiaries for any Taxes, and no assessment, deficiency or adjustment has been asserted, proposed or threatened in writing, with respect to any Tax Return of the Partnership or any of its Subsidiaries that has not been fully resolved;

(g) no written claim that has not been fully resolved has ever been made by a Governmental Entity in a jurisdiction where the Partnership or any of its Subsidiaries does not file a Tax Return that the Partnership or such Subsidiary is or may be subject to taxation in that jurisdiction in respect of Taxes that would be covered by or the subject of such Tax Return;

(h) there is not in force any extension of time (other than customary extensions) with respect to the due date for the filing of any Tax Return of the Partnership or any of its Subsidiaries or any waiver or agreement for any extension of time for the assessment or payment of any Tax of the Partnership or any of its Subsidiaries;

(i) none of the Partnership or any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period (or any portion thereof) ending after the Closing Date as a result of any installment sale or other transaction prior to the Closing, any accounting method change or adjustments under Section 482 of the Code for any taxable period ending before the Closing, any closing agreement with any Governmental Entity filed or made prior to the Closing, any prepaid amount received or deferred revenue amount accrued prior to the Closing or as a result of an intercompany transaction, installment sale or open transaction entered into prior to the Closing;

(j) none of the Partnership or any of its Subsidiaries is a party to a Tax allocation or sharing agreement, and no payments are due or will become due by the Partnership or any of its Subsidiaries pursuant to any such agreement or any Tax indemnification agreement (other than any such agreement (i) arising in ordinary course commercial arrangements not primarily related to Taxes or (ii) solely among the Partnership and any of its Subsidiaries);

(k) none of the Partnership or any of its Subsidiaries has been a member of an affiliated, combined, consolidated, unitary or similar group with respect to Taxes (including any affiliated group within the meaning of

Section 1504 of the Code and any similar group under state, local or non-U.S. law), other than any group of which the Partnership or any of its Subsidiaries is the common parent, or has any liability for the Taxes of any person (other than the Partnership or any of its Subsidiaries), as a transferee or successor, by contract (other than Taxes arising in ordinary course commercial arrangements not primarily related to Taxes) or otherwise;

(l) none of the Partnership or any of its Subsidiaries was a “distributing corporation” or “controlled corporation” in a transaction intended to qualify under Section 355 of the Code within the past two (2) years;

(m) none of the Partnership or any of its Subsidiaries has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4;

(n) the Partnership is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation;

(o) each Subsidiary of the Partnership is, and has been since its formation, properly classified as a partnership or disregarded entity for U.S. federal income tax purposes;

(p) the Partnership and each of its Subsidiaries that is classified as a partnership for U.S. federal income tax purposes has in effect a valid election under Section 754 of the Code; and

(q) neither the Partnership nor the Partnership GP is aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Merger from properly being treated in accordance with the Intended Tax Treatment for U.S. federal income tax purposes.

Notwithstanding any other language in this Agreement, Section 3.9, this Section 3.14 and Section 3.15(c) contain the Partnership’s sole representations and warranties with respect to Tax matters.

Section 3.15 Employment and Labor Matters

(a) (i) Neither the Partnership nor any of its Subsidiaries is a party to or bound by any collective bargaining or similar agreement with any labor union, labor organization or employee association applicable to any employee of the Partnership or any of its Subsidiaries (each such employee, a “Partnership Employee”), (ii) there are no existing or, to the knowledge of the Partnership, threatened strikes or lockouts with respect to any Partnership Employees, (iii) to the knowledge of the Partnership, there is no union organizing effort pending or threatened against the Partnership or any of its Subsidiaries, (iv) there is no unfair labor practice charge, labor dispute (other than routine individual grievances) or labor arbitration proceeding pending or, to the knowledge of the Partnership, threatened with respect to Partnership Employees and (v) there is no material, concerted slowdown or work stoppage in effect or, to the knowledge of the Partnership, threatened with respect to Partnership Employees.

(b) Except for such matters that would not, individually or in the aggregate, have a Partnership Material Adverse Effect, the Partnership and its Subsidiaries are, and for the past three (3) years have been, in compliance with all applicable Laws respecting labor, employment and employment practices, including terms and conditions of employment and wages and hours, immigration, and unfair labor practices. Neither the Partnership nor any of its Subsidiaries has any material liabilities under the Worker Adjustment and Retraining Notification Act of 1998, as amended, or similar Laws (collectively, the “WARN Act”) as a result of any action taken by the Partnership or its Subsidiaries in the past three (3) years (other than at the written direction of Parent or as a result of any of the transactions contemplated hereby).

(c) The Partnership has no material liability for (i) any unpaid wages, salaries, wage premiums, commissions, bonuses, fees, or other compensation to their current or former employees and independent contractors under applicable Law, Contract or company policy; or (ii) any fines, Taxes, interest, or other penalties for any failure to pay or delinquency in paying such compensation.

Section 3.16 Intellectual Property.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, either the Partnership or a Subsidiary of the Partnership owns, or is licensed or otherwise possesses valid rights to use, free and clear of Liens other than Partnership Permitted Liens, all trademarks, trade names, service marks, service names, mark registrations, logos, assumed names, domain names, registered and unregistered copyrights, patents or applications and registrations, trade secrets and other intellectual property rights necessary to their respective businesses as currently conducted (collectively, the “Partnership Intellectual Property”). Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) there are no pending or, to the knowledge of the Partnership, threatened claims by any person alleging infringement, misappropriation or other violation by the Partnership or any of its Subsidiaries of any intellectual property rights of any person, (ii) to the knowledge of the Partnership, the conduct of the business of the Partnership and its Subsidiaries does not infringe, misappropriate or otherwise violate any intellectual property rights of any person, (iii) neither the Partnership nor any of its Subsidiaries has made any claim of a violation, infringement or misappropriation by others of the Partnership’s or any its Subsidiaries’ rights to or in connection with the owned Partnership Intellectual Property, and (iv) to the knowledge of the Partnership, no person is infringing, misappropriating or otherwise violating any owned Partnership Intellectual Property.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership and its Subsidiaries have implemented (i) commercially reasonable measures, consistent with industry standards, designed to protect the confidentiality, integrity and security of the IT Assets (and all information and transactions stored or contained therein or transmitted thereby); and (ii) commercially reasonable data backup, data storage, system redundancy and disaster avoidance and recovery procedures, as well as a commercially reasonable business continuity plan, in each case consistent with customary industry practices.

(c) As used in this Agreement, “IT Assets” means the computers, software, servers, routers, hubs, switches, circuits, networks, data communications lines and all other information technology infrastructure and equipment owned or controlled by the Partnership and its Subsidiaries that are required in connection with the operation of the business of the Partnership and its Subsidiaries.

Section 3.17 Real Property.

(a) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) either the Partnership or a Subsidiary of the Partnership has good and valid title to each material real property (and each real property at which material operations of the Partnership or any of its Subsidiaries are conducted) owned by the Partnership or any Subsidiary, other than Partnership Real Property Leases and Rights-of-Way (such owned real property collectively, the “Partnership Owned Real Property”) and (ii) either the Partnership or a Subsidiary of the Partnership has a good and valid leasehold interest in each material lease, sublease and other agreement under which the Partnership or any of its Subsidiaries uses or occupies or has the right to use or occupy any material real property (or real property at which material operations of the Partnership or any of its Subsidiaries are conducted) (any property subject to such lease, sublease or other agreement, the “Partnership Leased Real Property” and, together with the Partnership Owned Real Property, the “Partnership Real Property” and such leases, subleases and other agreements, the “Partnership Real Property Leases”), in each case, free and clear of all Liens other than any Partnership Permitted Liens, and other than any conditions, encroachments, easements, rights-of-way, restrictions and other encumbrances that do not adversely affect the existing use of the real property subject thereto (as used as of the date of this Agreement) by the owner (or lessee to the extent a leased property) thereof in the operation of its business (“Permitted Encumbrances”). Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (A) each Partnership Real Property Lease is valid, binding and in full force and effect in accordance with its terms, subject to the limitation of such enforcement by (x) the effect of bankruptcy, insolvency, reorganization, receivership, conservatorship, arrangement, moratorium or other Laws affecting or relating to creditors’ rights generally or (y) subject to the rules governing the availability of specific performance, injunctive relief or other equitable remedies and general principles of equity, regardless of whether considered in a proceeding in equity or at law (the “Remedies Exceptions”) and (B) no uncured default of a material nature on the part of the Partnership or, if applicable, its Subsidiary or, to the knowledge of the Partnership, the lessor thereunder, exists under any Partnership Real Property Lease and no event has occurred or circumstance exists that, with the giving of notice, the passage of time, or both, would constitute a material breach or default under a Partnership Real Property Lease.

(b) Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, (i) there are no leases, subleases, licenses, rights or other agreements affecting any portion of the Partnership Owned Real Property or the Partnership Leased Real Property that would reasonably be expected to adversely affect the existing use of such Partnership Owned Real Property or Partnership Leased Real Property by the Partnership or its Subsidiaries in the operation of its business thereon, (ii) except for such arrangements solely among the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries, there are no outstanding options or rights of first refusal in favor of any other party to purchase any Partnership Owned Real Property or any portion thereof or interest therein that would reasonably be expected to adversely affect the existing use of the Partnership Owned Real Property by the Partnership or its Subsidiaries in the operation of its business thereon, and (iii) neither the Partnership nor any of its Subsidiaries is currently subleasing, licensing or otherwise granting any person the right to use or occupy a material portion of Partnership Owned Real Property or Partnership Leased Real Property that would reasonably be expected to adversely affect the existing use of such Partnership Owned Real Property or Partnership Leased Real Property by the Partnership or its Subsidiaries in the operation of its business thereon.

(c) Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect: (i) each of the Partnership and its Subsidiaries has such Rights-of-Way that are necessary for the Partnership and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and each such Right-of-Way is valid and free and clear of all Liens (other than Partnership Permitted Liens); (ii) the Partnership and its Subsidiaries conduct their businesses in a manner that does not violate any of the Rights-of-Way; (iii) the Partnership and its Subsidiaries have fulfilled and performed all of their obligations with respect to such Rights-of-Way; and (iv) neither the Partnership nor any of its Subsidiaries has received written notice of, and, to the knowledge of the Partnership, there does not exist, the occurrence of any ongoing event or circumstance that allows, or after the giving of notice or the passage of time, or both, would allow the revocation or termination of any Right-of-Way or would result in any impairment of the rights of the Partnership and its Subsidiaries in and to any such Rights-of-Way. Except as would not, individually or in the aggregate, have a Partnership Material Adverse Effect, all pipelines operated by the Partnership and its Subsidiaries have or are otherwise entitled to the benefits of all Rights-of-Way that are necessary for the Partnership and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated, and there are no gaps (including any gap arising as a result of any breach by the Partnership or any of its Subsidiaries of the terms of any Rights-of-Way) in such Rights-of-Way that would prevent the Partnership and its Subsidiaries to use and operate their respective assets and properties in the manner that such assets and properties are currently used and operated.

Section 3.18 Insurance. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, the Partnership and its Subsidiaries maintain, or are entitled to the benefits of, insurance in such amounts and against such risks substantially as the Partnership believes to be customary for the industries in which it and its Subsidiaries operate. Except as would not have, individually or in the aggregate, a Partnership Material Adverse Effect, neither the Partnership nor any of its Subsidiaries has received notice of any pending or, to the knowledge of the Partnership, threatened cancellation or premium increase (retroactive or otherwise) with respect to any such insurance policy, in each case other than in the ordinary course of business, and each of its Subsidiaries is in compliance with all conditions contained therein.

Section 3.19 Opinion of Financial Advisor. The Board of Directors of the Partnership GP has received the opinion of Evercore Group LLC to the effect that, as of the date of such opinion and based upon and subject to the assumptions, limitations, qualifications and other matters considered in the preparation thereof, the Exchange

Ratio is fair, from a financial point of view, to the holders of Partnership Common Units. The Partnership shall, promptly following the execution of this Agreement by all parties, furnish an accurate and complete copy of said opinion to Parent solely for informational purposes.

Section 3.20 Material Contracts.

(a) Except for this Agreement and agreements filed as exhibits to the Partnership SEC Documents, as of the date of this Agreement, neither the Partnership nor any of its Subsidiaries is a party to or bound by:

(i) any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC);

(ii) any Contract that (A) expressly imposes any material restriction on the right or ability of the Partnership and its Subsidiaries, taken as a whole, to compete with any other person or acquire or dispose of the securities of any other person or (B) contains an exclusivity or “most favored nation” clause that restricts the business of the Partnership or any of its Subsidiaries in a material manner;

(iii) any mortgage, note, debenture, indenture, security agreement, guaranty, pledge or other agreement or instrument evidencing indebtedness for borrowed money or any guarantee of such indebtedness of the Partnership or any of its Subsidiaries in an amount in excess of $25 million, other than such indebtedness among the Partnership and its wholly owned Subsidiaries;

(iv) any joint venture, partnership or limited liability company agreement or other similar Contract relating to the formation, creation, operation, management or control of any joint venture, partnership or limited liability company, other than any such Contract solely between the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries;

(v) any collective bargaining agreement or other Contract with any labor union, labor organization, or employee association applicable to employees of the Partnership or any of its Subsidiaries;

(vi) any Contract that is a settlement, conciliation or similar agreement pursuant to which the Partnership or any of its Subsidiaries will have any material outstanding obligation after the date of this Agreement;

(vii) any Contract expressly limiting or restricting the ability of the Partnership or any of its Subsidiaries to make distributions or declare or pay dividends in respect of their capital stock, partnership interests, limited liability company interests or other equity interests, as the case may be;

(viii) any acquisition Contract that contains “earn out” or other contingent payment obligations, or remaining indemnity or similar obligations, that could reasonably be expected to result in payments after the date hereof by the Partnership or any of its Subsidiaries in excess of $25 million; and

(ix) any material lease or sublease with respect to a Partnership Leased Real Property.

All contracts of the types referred to in clauses (i) through (ix) above are referred to herein as “Partnership Material Contracts.” “Contract” means any agreement, contract, obligation, promise, understanding or undertaking (whether written or oral) that is legally binding.

(b) Neither the Partnership nor any Subsidiary of the Partnership is in material breach of or material default under the terms of any Partnership Material Contract. To the knowledge of the Partnership, no other party to any Partnership Material Contract is in material breach of or material default under the terms of any Partnership Material Contract. Each Partnership Material Contract is a valid and binding obligation of the Partnership or the Subsidiary of the Partnership that is party thereto and, to the knowledge of the Partnership, of each other party thereto, and is in full force and effect, subject to the Remedies Exceptions.

Section 3.21 Related Party Transactions. Neither the Partnership nor any of its Subsidiaries is party to any transaction or arrangement with any (a) present or former executive officer or director of the Partnership or any

Subsidiary of the Partnership, (b) beneficial owner (within the meaning of Section 13(d) of the Exchange Act) of 5% or more of any class of the Partnership Units or (c) affiliate, “associate” or member of the “immediate family” (as such terms are respectively defined in Rules 12b-2 and 16a-1 of the Exchange Act) of any of the foregoing persons described in clauses (a) or (b) (but only, with respect to the persons in clause (b)), to the knowledge of the Partnership, which, in each case, would be required to be disclosed by the Partnership pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act.

Section 3.22 Finders or Brokers. Except for Evercore Group L.L.C. and Intrepid Partners, LLC, neither the Partnership nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 3.23 State Takeover Statute. The action of the Board of Directors of the Partnership GP in approving this Agreement and the transactions contemplated hereby is sufficient to render inapplicable to this Agreement and the transactions contemplated hereby any state takeover laws. There is no unitholder rights plan in effect, to which the Partnership is a party or otherwise bound.

Section 3.24 Export Controls and Economic Sanctions.

(a) None of the Partnership, the Partnership GP, any of their Subsidiaries, any of their respective owners, directors, officers, or employees or, to the knowledge of the Partnership, any other person working on behalf of any of the foregoing has directly or indirectly during the past five (5) years taken any action in violation of any applicable Export Control and Economic Sanctions Laws in any material respect. To the extent that the Partnership’s activities are subject to Export Control and Economic Sanctions Laws, the Partnership has devised and maintained internal control systems and policies reasonably designed to detect and prevent violations of applicable Export Control and Economic Sanctions Laws. None of the Partnership, the Partnership GP, any of their Subsidiaries, or any of their respective owners, directors, officers, or employees, or, to the knowledge of the Partnership, any other person working on behalf of any of the foregoing is (i) a Sanctioned Party, (ii) controlled by a Sanctioned Party, or (iii) located in, organized under the Laws of, or resident in a Sanctioned Jurisdiction. No proceeding by or before any Governmental Entity involving the Partnership, the Partnership GP or any of their Subsidiaries or their respective directors, officers, employees, agents, distributors or Representatives relating to the Export Control and Economic Sanctions Laws is pending or, to the knowledge of the Partnership, threatened.

(b) As used in this Agreement, “Export Control and Economic Sanctions Laws” means the Export Control Reform Act of 2018 (50 U.S.C. Chapter 58), the Export Administration Act of 1979 (50 U.S.C. Chapter 56), the Export Administration Regulations (15 C.F.R. Parts 730-774), Section 3 of the NGA (15 U.S.C. § 717b), the Administrative Procedures With Respect to the Import And Export of Natural Gas (10 C.F.R. Part 590), regulations promulgated by the Office of Foreign Assets Control (31 C.F.R. Parts 500-599) and corresponding enabling statutes, and any similar export control or economic sanctions Laws of any country in which a person is performing activities, to the extent that such person is subject to such Laws. “Sanctioned Jurisdiction” means a country, state, territory, or region which is subject to comprehensive economic or trade restrictions under applicable Export Control and Economic Sanctions Laws, which may change from time to time (currently Cuba, Iran, North Korea, Russia, Syria, and the Crimea region of Ukraine and non-government controlled areas of the Zaporizhzhia and Kherson regions of Ukraine, the so-called Donetsk People’s Republic and the so-called Luhansk People’s Republic). “Sanctioned Party” means (i) any individual, entity, or government that is designated under or the subject of any sanctions, export restrictions, restricted party list, or blocking measures administered by a Governmental Entity with jurisdiction over a person, including but not limited to the Specially Designated Nationals and Blocked Persons List (“SDN List”), Foreign Sanctions Evaders List, or Sectoral Sanctions Identifications List (“SSI List”) of the U.S. Department of the Treasury’s Office of Foreign Assets Control; the Denied Persons, Entity, or Unverified Lists of the U.S. Department of Commerce’s Bureau of Industry and Security; the Debarred List of the U.S. Department of State’s Directorate of Defense Trade

Controls; any list of sanctioned persons administered and maintained by the U.S. Department of State relating to nonproliferation, terrorism, Cuba, Iran, or Russia; and any similar lists of other jurisdictions to the extent applicable to a person; or (ii) any individual or entity that is 50% or more owned, directly or indirectly, by one or more individuals or entities that is designated on the SDN List or SSI List.

Section 3.25 No Additional Representations; Non-Reliance.

(a) The Partnership acknowledges that neither Parent nor Merger Sub makes any representation or warranty as to any matter whatsoever except as expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Partnership in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that neither Parent nor Merger Sub makes any representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to the Partnership (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of Parent and its Subsidiaries or (ii) the future business and operations of Parent and its Subsidiaries, and the Partnership has not relied on such information or any other representation or warranty not set forth in Article IV.

(b) The Partnership has conducted its own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of Parent and its Subsidiaries and acknowledges that the Partnership has been provided access for such purposes. Except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Partnership in accordance with the terms hereof, in entering into this Agreement, the Partnership has relied solely upon its independent investigation and analysis of Parent and Parent’s Subsidiaries, and the Partnership acknowledges and agrees that it has not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by Parent, its Subsidiaries, or any of their respective affiliates, unitholders, controlling persons or representatives that are not expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Partnership, whether or not such representations, warranties or statements were made in writing or orally. The Partnership acknowledges and agrees that, except for the representations and warranties expressly set forth in Article IV or in any certificate delivered by Parent or Merger Sub to the Partnership, (i) Parent and Merger Sub do not make, and have not made, any representations or warranties relating to themselves or their businesses or otherwise in connection with the transactions contemplated hereby and the Partnership is not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by Parent or Merger Sub to make any representation or warranty relating to themselves or their business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by the Partnership as having been authorized by such party, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to the Partnership or any of its representatives are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article IV.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Except as disclosed in (a) the Parent SEC Documents (excluding any disclosures set forth in any such Parent SEC Document under the heading “Risk Factors” or in any section relating to forward-looking statements in each case, other than historical facts set forth therein), where the relevance of the information as an exception to (or disclosure for purposes of) a particular representation is reasonably apparent on the face of such disclosure, or (b) the disclosure schedule delivered by Parent to the Partnership immediately prior to the execution of this Agreement (the “Parent Disclosure Schedule”) each section of which qualifies the correspondingly numbered representation, warranty or covenant if specified therein (provided that (i) disclosure in any section of such Parent Disclosure Schedule shall be deemed to be disclosed with respect to any other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on the face of such disclosure notwithstanding the omission of a reference or a cross reference thereto and (ii) the mere inclusion of an item in such Parent Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission that such item represents a material exception or material fact, event or circumstance or that such item has had, or would reasonably be expected to have a Parent Material Adverse Effect), Parent and Merger Sub represent and warrant to the Partnership as follows:

Section 4.1 Qualification, Organization, Subsidiaries, etc.

(a) Each of Parent, Merger Sub and their respective Subsidiaries is a legal entity duly organized or formed, validly existing and in good standing under the Laws of its jurisdiction of organization or formation and has all requisite limited partnership, limited liability company or other applicable power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted, except where the failure to have such power or authority would not have, individually or in the aggregate, a Parent Material Adverse Effect. Each of Parent, Merger Sub and their respective Subsidiaries is qualified to do business and is in good standing as a foreign entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) As used in this Agreement, a “Parent Material Adverse Effect” means an event, change, effect, development or occurrence that has had, or is reasonably likely to have, a material adverse effect on the business, financial condition or continuing results of operations of Parent and its Subsidiaries, taken as a whole, other than any event, change, effect, development or occurrence: (i) in or generally affecting the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, including any changes in supply, demand, currency exchange rate, interest rates, tariff policy, monetary policy or inflation, so long as such event, change, effect, development or occurrence does not disproportionately affect Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate or (ii) resulting from or arising out of (A) any changes or developments in the industries in which Parent or any of its Subsidiaries conducts its business, (B) any changes or developments in prices for oil, natural gas or other commodities or for Parent’s raw material inputs and end products, including general market prices and regulatory changes generally affecting the industries in which the Partnership and its Subsidiaries operate, (C) the negotiation, execution, announcement, pendency or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Partnership or any of its Subsidiaries with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (D) any taking of any action required by this Agreement or at the request of the Partnership, (E) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (F) any changes in GAAP or accounting standards or interpretations thereof, (G) (1) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wildfires, epidemics, pandemics (including SARS CoV-2), or any weather-related or meteorological events or other force majeure event or natural disasters or (2) outbreak or escalation of hostilities or acts of war or terrorism, sabotage, civil disobedience, cyber-attack or any escalation or general worsening of the foregoing, (H) any failure by Parent to meet any internal or external projections or forecasts or estimates, milestones or budgets or financial or operating predictions of revenues, earnings or other financial or operating metrics for any period (provided that the exception in this clause (H) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such failure has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition) or (I) any changes in the unit price or trading volume of the Parent Common Units or in the credit rating of Parent or any of its Subsidiaries (provided that the exception in this clause (I) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in, or contributed to, a Parent Material Adverse Effect so long as it is not otherwise excluded by this definition); except, in each case with respect to subclauses (A)-(B) and (E)-(G) of this clause (ii), to the extent disproportionately affecting Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which Parent and its Subsidiaries operate in which case only the incremental disproportionate, adverse effect relative to other similarly situated companies in the industries in which the Parent and its Subsidiaries operate may be taken into account in determining whether there has been, or would reasonably likely be, a “Parent Material Adverse Effect.”

(c) Parent has made available to the Partnership prior to the date of this Agreement a true and complete copy of (i) the Certificate of Limited Partnership of Parent (the “Parent Certificate of Limited Partnership”), and (ii) the Third Amended and Restated Agreement of Limited Partnership of Parent, dated as of February 8, 2006 (the “Parent Partnership Agreement” and, together with the Parent Certificate of Limited Partnership, the “Parent Organizational Documents”), in each case, as amended through the date hereof, and promptly upon request by the Partnership, Parent will make available to the Partnership the certificate of incorporation, certificate of limited partnership, certificate of formation, bylaws, limited partnership agreement, limited liability company agreement or comparable constituent or organizational documents of each material Subsidiary of Parent.

Section 4.2 Equity Interests.

(a) As of August 14, 2023, the issued and outstanding equity interests of Parent consisted of (i) 3,143,215,687 Parent Common Units, (ii) 777,967,693 Class A Units representing limited partner interests in Parent (the “Parent Class A Units”), (iii) 675,625,000 Class B Units representing limited partner interest in Parent (the “Parent Class B Units”), (iv) the Energy Transfer Preferred Units and (v) the general partner interest (the “Parent GP Interest”). As of August 14, 2023, 47,000,000 Parent Common Units were issuable pursuant to employee and director equity plans of Parent (the “Parent Equity Plans”), of which amount 34,277,233 Parent Common Units were subject to outstanding awards under the Parent Equity Plans. All outstanding equity interests and of Parent are duly authorized, validly issued, fully paid (to the extent required by the Parent Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the Parent Partnership Agreement).

(b) Except as set forth in Section 4.2(a) or as set forth in Section 4.2(b) of the Parent Disclosure Schedule, there are no outstanding subscriptions, options, warrants, calls, convertible securities, exchangeable securities or other similar rights, agreements or commitments to which Parent or any of its Subsidiaries is a party (i) obligating Parent or any of its Subsidiaries to (A) issue, transfer, exchange, sell or register for sale any partnership interests, limited liability company interests or other equity interests of Parent or any Subsidiary of Parent or securities convertible into or exchangeable for such partnership interests, limited liability company interests or other equity interests, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement, (C) redeem or otherwise acquire any such partnership interests, limited liability company interests or other equity interests, (D) provide a material amount of funds to, or make any material investment (in the form of a loan, capital contribution or otherwise) in, any Subsidiary or (E) make any payment to any person the value of which is derived from or calculated based on the value of Parent Common Units or other equity interests of Parent, or (ii) granting any preemptive or antidilutive or similar rights with respect to the Parent Common Units.

(c) Neither Parent nor any of its Subsidiaries has outstanding bonds, debentures, notes or other indebtedness, the holders of which have the right to vote (or which are convertible or exchangeable into or exercisable for securities having the right to vote) with the unitholders of Parent on any matter.

(d) There are no voting trusts or other agreements or understandings to which Parent or any of its Subsidiaries is a party with respect to the voting or registration of partnership interests, limited liability company interests or any other equity interests of Parent or any of its Subsidiaries.

(e) As of the date of this Agreement, all of the issued and outstanding limited liability company interests of Merger Sub are validly issued and outstanding. All of the issued and outstanding limited liability company interests of Merger Sub are, and at the Effective Time will be, owned by Parent or a direct or indirect wholly owned Subsidiary of Parent. Merger Sub has no outstanding option, warrant, right or any other agreement or commitment pursuant to which any person other than Parent may acquire any equity security of Merger Sub. Merger Sub has been formed solely for the purpose of engaging in the Merger and the other transactions contemplated by this Agreement, has not conducted or engaged in any business activities of any kind of type whatsoever or entered into any agreements or arrangements with any person prior to the date hereof and does not have, and prior to the Effective Time will not have, any assets, and has not and prior to the Effective Time, will not incur, directly or indirectly, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Merger and the other transactions contemplated by this Agreement.

(f) When issued pursuant to the terms hereof, all outstanding Parent Common Units constituting any part of the Merger Consideration will be duly authorized, validly issued, fully paid (to the extent required under the Parent Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act) and free of preemptive rights (except as set forth in the Parent Partnership Agreement). When issued pursuant to the terms hereof, any Substantially Equivalent Units to be issued pursuant to this Agreement will be duly authorized, validly issued, fully paid (to the extent required under the Parent Partnership Agreement) and nonassessable (except as such nonassessability may be affected by matters described in Section 17-303, 17-607 and 17-807 of the Delaware LP Act) and free of preemptive rights.

(g) Parent or a Subsidiary of Parent owns, directly or indirectly, all of the issued and outstanding partnership interests, limited liability company interests or other equity interests of each Subsidiary of Parent, free and clear of any Liens other than Parent Permitted Liens, and all of such partnership interests, limited liability company interests or other equity interests are duly authorized, validly issued, fully paid and nonassessable (except as such nonassessability may be affected by matters described in Sections 17-303, 17-607 and 17-804 of the Delaware LP Act, Sections 18-607 and 18-804 of the Delaware LLC Act or other similar Laws in any jurisdiction in which such Subsidiary is organized) and free of preemptive rights. Except for partnership interests, limited liability company interests or other equity interests in Parent’s Subsidiaries and except as set forth in Section 4.2(g) of the Parent Disclosure Schedule, neither Parent nor any of its Subsidiaries owns, directly or indirectly, any partnership interests, limited liability company interests or other equity interest in any person (or any security or other right, agreement or commitment convertible or exercisable into, or exchangeable for, any partnership interests, limited liability company interests or other equity interest in any person), or has any obligation to acquire any such partnership interests, limited liability company interests or other equity interest, security, right, agreement or commitment or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in, any person.

(h) As used in this Agreement, “Parent Permitted Lien” means (i) any Lien (A) for Taxes or governmental assessments, charges or claims of payment not yet delinquent or being contested in good faith and for which adequate accruals or reserves have been established; (B) that is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar lien arising in the ordinary course of business; (C) arising under conditional sales contracts, tenders, statutory obligations, surety and appeals bonds, government contracts, performance and return of money bonds, equipment leases and similar obligations, in each case so long as each of the aforementioned documents are with third parties entered into in the ordinary course of business; (D) not created by Parent or its Subsidiaries that affect the underlying fee interest of real property leased by Parent or any Subsidiary; (E) that is disclosed on the most recent consolidated balance sheet of Parent included in the Parent SEC Documents or notes thereto or securing liabilities reflected on such balance sheet; (F) arising under or pursuant to the Parent Organizational Documents or the organizational documents of any Subsidiary of Parent; (G) created pursuant to the agreements set forth on Section 4.2(h) of the Parent Disclosure Schedule; or (H) which an accurate up-to-date survey would show; (ii) grants to others of Rights-of-Way, surface leases, crossing rights and amendments, modifications, and releases of Rights-of-Way, easements and surface leases in the ordinary course of business; (iii) with respect to Rights-of-Way, restrictions on the exercise of any of the rights under a granting instrument that are set forth therein or in another executed agreement, that is of public record or to which the Parent or any of its Subsidiaries otherwise has access, between the parties thereto; (iv) with respect to any Parent Leased Real Property, Liens and other rights reserved by or in favor of any landlord under a Parent Real Property Lease; or (v) zoning, entitlement, building and other land use regulations imposed by any Governmental Entity having jurisdiction over the Parent Real Property, and not violated by the current use and operation of the Parent Real Property.

Section 4.3 Authority; Noncontravention.

(a) Each of Parent and Merger Sub has the requisite partnership or limited liability company power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. (i) The execution and delivery and performance of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Board of Directors of Parent GP (the “Parent GP Board”) and Parent, as the sole member of Merger Sub, and (ii) no other entity or equity-holder proceedings on the part of Parent, Merger Sub or their respective equity holders are necessary to authorize the consummation of the transactions contemplated hereby. The Parent GP Board has approved the execution and delivery of this Agreement and the transactions contemplated hereby, including the Merger and the issuance of Parent Common Units (the “Unit Issuance”) in connection with the Merger. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming this Agreement constitutes the legal, valid and binding agreement of the Partnership, this Agreement constitutes the legal, valid and binding agreement of Parent and Merger Sub and is enforceable against Parent and Merger Sub in accordance with its terms, subject to the Equitable Exception. Prior to the issuance of Substantially Equivalent Units, all partnership and limited liability company action, as the case may be, required to be taken by Parent, Parent GP or any of their equityholders, partners or members for (A) the authorization, execution and delivery of the Substantially Equivalent Units and (B) the authorization, execution and delivery of an amendment to the Parent Partnership Agreement to authorize and establish the terms of the Substantially Equivalent Units will have been taken.

(b) Other than in connection with or in compliance with (i) the Delaware LP Act, (ii) the Delaware LLC Act, (iii) the Exchange Act (iv) the Securities Act (v) applicable state securities, takeover and “blue sky” laws, (vi) the filing of the Certificate of Merger with the Delaware Secretary of State, (vii) the rules and regulations of the NYSE, (viii) the HSR Act, (ix) the approvals set forth in Section 4.3(b) of the Parent Disclosure Schedule and (x) the rules and regulations of the SEC in connection with the filing with the SEC of the Proxy Statement/Prospectus (collectively, the “Parent Approvals”), and, subject to the accuracy of the representations and warranties of the Partnership in Section 3.3(b), no authorization, consent, order, license, permit or approval of, or registration, declaration, notice or filing with, any Governmental Entity is necessary, under applicable Law, for the consummation by Parent or Merger Sub of the transactions contemplated by this Agreement, except for such authorizations, consents, orders, licenses, permits, approvals or filings that are not required to be obtained or made prior to consummation of such transactions or that, if not obtained or made, would not materially impede or delay the consummation of the Merger and the other transactions contemplated by this Agreement or have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) The execution and delivery by Parent and Merger Sub of this Agreement do not and, assuming the Parent Approvals are obtained, the consummation of the transactions contemplated hereby and compliance with the provisions hereof will not (i) result in any loss, or suspension, limitation or impairment of any right of Parent or any of its Subsidiaries to own or use any assets required for the conduct of their business or result in any violation of, or default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any material obligation or to the loss of a benefit under any loan, guarantee of indebtedness or credit agreement, note, bond, mortgage, indenture, lease, agreement, contract, instrument, permit, concession, franchise, right or license binding upon Parent or any of its Subsidiaries or result in the creation of any Liens other than Parent Permitted Liens, in each case, upon any of the properties or assets of Parent or any of its Subsidiaries, (ii) conflict with or result in any violation of any provision of the agreement of limited partnership, limited liability company agreement, certificate of incorporation or bylaws or other equivalent organizational document, in each case as amended or restated, of Parent or any of its Subsidiaries or (iii) conflict with or violate any applicable Laws, except in the case of clauses (i) and (iii) for such losses, suspensions, limitations, impairments, conflicts, violations, defaults, terminations, cancellation, accelerations, or Liens as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.4 Reports and Financial Statements.

(a) Parent has filed or furnished all forms, documents and reports, schedules, certifications, prospectuses, registration and other statements required to be filed or furnished prior to the date hereof by it with the SEC since January 1, 2020 (all such documents and reports filed or furnished by Parent or any of its Subsidiaries, the “Parent SEC Documents”). As of their respective dates or, if amended, as of the date of the last such amendment, the Parent SEC Documents complied in all material respects with the requirements of the Securities Act and the Exchange Act, as the case may be and none of the Parent SEC Documents contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, except that information set forth in the Parent SEC Documents as of a later date (but before the date of this Agreement) will be deemed to modify information as of an earlier date.

(b) The consolidated financial statements (including all related notes and schedules) of Parent included in the Parent SEC Documents fairly present in all material respects the consolidated financial position of Parent and its consolidated Subsidiaries, as at the respective dates thereof (if amended, as of the date of the last such amendment), and the consolidated results of their operations and their consolidated cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments and to any other adjustments described therein, including the notes thereto) in conformity with GAAP (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

Section 4.5 Internal Controls and Procedures. Parent has established and maintains disclosure controls and procedures and internal control over financial reporting (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act. Parent’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by Parent in the reports that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the management of Parent GP as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Management of Parent GP has completed an assessment of the effectiveness of Parent’s internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the year ended December 31, 2022, and such assessment concluded that such controls were effective. Based on its most recent evaluation of internal controls over financial reporting prior to the date hereof, management of Parent GP has disclosed to Parent’s auditors and the audit committee of the Parent GP Board (a) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting that are reasonably likely to adversely affect in any material respect Parent’s ability to report financial information and (b) any fraud, whether or not material, that involves management or other employees who have a significant role in Parent’s internal control over financial reporting, and each such deficiency, weakness and fraud so disclosed to auditors, if any, has been disclosed to the Partnership prior to the date hereof.

Section 4.6 No Undisclosed Liabilities. Except (a) as reflected or reserved against in Parent’s consolidated balance sheet as of the Balance Sheet Date (including the notes thereto) included in the Parent SEC Documents, (b) for liabilities and obligations incurred under or in accordance with this Agreement or in connection with the transactions contemplated by this Agreement, (c) for liabilities and obligations incurred since the Balance Sheet Date in the ordinary course of business and (d) for liabilities and obligations that have been discharged or paid in full, neither Parent nor any Subsidiary of Parent has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of Parent and its consolidated Subsidiaries (including the notes thereto), other than those that would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.7 Compliance with Law; Permits.

(a) Parent and its Subsidiaries are in compliance with, and are not in default under or in violation of, any applicable Law, except where such non-compliance, default or violation would not have, individually or in the aggregate, a Parent Material Adverse Effect. Since January 1, 2020, neither Parent nor any of its Subsidiaries has received any written notice or other communication from any Governmental Entity regarding any actual or possible violation of, or failure to comply with, any Law, except as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(b) Parent and its Subsidiaries are in possession of all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals, clearances, permissions, qualifications and registrations and orders of all applicable Governmental Entities, and all rights under any material contracts with all Governmental Entities, and have filed all tariffs, reports, notices and other documents with all Governmental Entities necessary for Parent and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted (the “Parent Permits”), except where the failure to have any of the Parent Permits or to have filed such tariffs, reports, notices or other documents would not have, individually or in the aggregate, a Parent Material Adverse Effect. All Parent Permits are valid and in full force and effect and are not subject to any pending administrative or judicial proceeding that would, if determined in a manner adverse to the Partnership or its Subsidiaries, reasonably be expected to result in the adverse modification, suspension, termination, cancellation or revocation thereof, except where the failure to be in full force and effect or any modification, suspension, termination or cancellation or revocation thereof would not have, individually or in the aggregate, a Parent Material Adverse Effect. Parent is, and each of its Subsidiaries is, in compliance in all respects with the terms and requirements of such Parent Permits, except where the failure to be in compliance would not have, individually or in the aggregate, a Parent Material Adverse Effect.

(c) Without limiting the generality of Section 4.7(a), Parent, each of its Subsidiaries, and, to the knowledge of Parent, each joint interest owner, consultant, agent, or representative of any of the foregoing (in their respective capacities as such), (i) has not violated the FCPA, and any other U.S. and foreign anti-corruption Laws that are applicable to Parent or its Subsidiaries; (ii) has not, to the knowledge of Parent, been given written notice by any Governmental Entity of any facts which, if true, would constitute a violation of the FCPA or any other U.S. or foreign anti-corruption Laws by any such person; and (iii) to the knowledge of Parent, is not being (and has not been) investigated by any Governmental Entity except, in each case of the foregoing clauses (i) through (iii), as would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.8 Environmental Laws and Regulations.

(a) Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect: (i) there are no investigations, actions, suits or proceedings (whether administrative or judicial) pending, or to the knowledge of Parent, threatened against Parent or any of its Subsidiaries or any person or entity whose liability the Parent or any of its Subsidiaries has retained or assumed either contractually or by operation of law, alleging non-compliance with or other liability under any Environmental Law, (ii) Parent and its Subsidiaries are, and except for matters that have been fully resolved with the applicable Governmental Entity, since January 1, 2020 have been, in compliance with all Environmental Laws, which compliance includes and has included obtaining, maintaining and complying with all permits, licenses, approvals, or authorizations required pursuant to Environmental Laws, (iii) there has been no release, treatment, storage, disposal or arrangement for the disposal, transportation, handling of, exposure to, or contamination by, any Hazardous Materials, including at any real property currently owned, leased or operated by Parent or any Subsidiary of Parent or formerly owned, leased or operated by Parent or any Subsidiary of Parent that has given rise or would reasonably be expected to give rise to Parent or any Subsidiaries incurring any remedial obligation or corrective action requirement or other liabilities under applicable Environmental Law, (iv) Parent is not party to any order, judgment or decree that imposes any obligations on Parent or any of its Subsidiaries under any Environmental Law, and neither Parent nor any of its Subsidiaries have received any notice, report, order, directive or other information relating to a violation of, or liability under, Environmental Law, (v) there have been no ruptures or explosions in Parent’s Systems resulting in claims for personal injury, loss of life or material property damage, except to the extent such ruptures or explosions have been fully and finally resolved, (vi) to Parent’s knowledge, there are no defects, corrosion or other damage to any of the Partnership’s Systems that would reasonably be expected to result in a pipeline integrity failure and (vii) neither Parent nor its Subsidiaries have expressly assumed, undertaken, provided an indemnity with respect to, or otherwise become subject to the liability of any other person under Environmental Law.

(b) Notwithstanding any other language in this Agreement, this Section 4.8 contains Parent’s sole representations with respect to Environmental Law or Hazardous Materials.

Section 4.9 Absence of Certain Changes or Events.

(a) From the Balance Sheet Date through the date of this Agreement, the businesses of Parent and its Subsidiaries have been conducted in all material respects in the ordinary course of business.

(b) Since the Balance Sheet Date through the date of this Agreement, there has not been any event, change, effect, development or occurrence that, individually or in the aggregate, has had or would reasonably be expected to have, a Parent Material Adverse Effect.

Section 4.10 Investigations; Litigation. Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, (a) there is no investigation or review pending (or, to the knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries, (b) there are no actions, suits, arbitrations, charges, inquiries, investigations, proceedings, subpoenas, civil investigative demands or other requests for information relating to potential violations of law pending (or, to the knowledge of Parent, threatened) against or affecting Parent or any of its Subsidiaries, or any of their respective assets or operations by or before any Governmental Entity and (c) there are no orders, judgments or decrees of, or before, any Governmental Entity against or affecting Parent or any of its Subsidiaries or any of their respective assets or operations; provided, that to the extent any such representations or warranties in the foregoing clauses (a), (b) and (c) pertain to investigations, reviews, actions, suits, inquiries, proceedings, subpoenas, civil investigative demands, other requests, orders, judgements or decrees that relate to the execution, delivery, performance or consummation of this Agreement or any of the transactions contemplated by this Agreement, such representations and warranties are made only as of the date hereof.

Section 4.11 Information Supplied. None of the information provided in writing by Parent or its Subsidiaries specifically for inclusion or incorporation by reference in (a) the Form S-4 will, at the time the Form S-4 becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading or (b) the Proxy Statement/Prospectus will, on the date it is first mailed to the Partnership’s unitholders and at the time of the Partnership Unitholders’ Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement/Prospectus and the Form S-4

(solely with respect to the portion thereof based on information supplied by Parent or its Subsidiaries for inclusion or incorporation by reference therein, but excluding any portion thereof based on information supplied by the Partnership for inclusion or incorporation by reference therein, with respect to which no representation is made by Parent or any of its Subsidiaries) will comply as to form in all material respects with the requirements of the Securities Act and the Exchange Act. Notwithstanding the foregoing provisions of this Section 4.11, no representation or warranty is made by Parent with respect to information or statements made or incorporated by reference in the Form S-4 or the Proxy Statement/Prospectus that were not specifically supplied in writing by or on behalf of Parent.

Section 4.12 Regulatory Matters.

(a) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, none of Parent or its Subsidiaries is, or has been in the past three (3) years a holding company or a public-utility company as defined in PUHCA.

(b) Except as would not, individually or in the aggregate, have a Parent Material Adverse Effect, all filings required to be made by Parent or any of its Subsidiaries during the three (3) years preceding the date hereof, with the FERC under the NGA, NGPA, the ICA, the PUHCA, the Department of Energy, the FCC, or any applicable state public utility commission or department, as the case may be, have been made, including all forms, statements, reports, notices, agreements and all documents, exhibits, amendments and supplements appertaining thereto, including all rates, tariffs and related documents, and all such filings complied, as of their respective dates, and, as amended or supplemented, with all applicable requirements of applicable statutes and the rules and regulations promulgated thereunder.

Section 4.13 Tax Matters. Except as would not have, individually or in the aggregate, a Parent Material Adverse Effect:

(a) all Tax Returns that were required to be filed by Parent or any of its Subsidiaries have been duly and timely filed (taking into account valid extensions), and all such Tax Returns are complete and accurate;

(b) all Taxes owed by Parent or any of its Subsidiaries, or for which Parent or any of its Subsidiaries is liable, that are or have become due have been timely paid in full or an adequate reserve for the payment of such Taxes has been established;

(c) there are no audits, examinations, investigations or other proceedings pending or threatened in writing in respect of Taxes or Tax matters of Parent or any of its Subsidiaries;

(d) Parent is properly classified as a partnership for U.S. federal income tax purposes, and not as an association or a publicly traded partnership taxable as a corporation under Section 7704 of the Code, and has been properly treated as such since its formation; and

(e) Parent is not aware of the existence of any fact, or has taken or agreed to take any action, that could reasonably be expected to prevent or impede the Merger from properly being treated in accordance with the Intended Tax Treatment for U.S. federal income tax purposes.

Notwithstanding any other language in this Agreement, this Section 4.13 contains Parent’s sole representations and warranties with respect to Tax matters.

Section 4.14 Finders or Brokers. Except for BofA Securities, Inc., neither Parent nor any of its Subsidiaries has employed any investment banker, broker or finder in connection with the transactions contemplated by this Agreement who would be entitled to any fee or any commission in connection with or upon consummation of the Merger.

Section 4.15 Ownership of Partnership Common Units. Neither Parent nor any affiliate of Parent “beneficially owns” (as such term is defined for purposes of Section 13(d) of the Exchange Act) any Partnership Common Units.

Section 4.16 Availability of Funds. Parent has, and at the Closing will have, sufficient cash, available lines of credit or other sources of immediately available funds to refinance the Partnership’s indebtedness or otherwise satisfy requirements of such obligations in connection with the consummation of the transactions contemplated by this Agreement.

Section 4.17 No Additional Representations; Non Reliance.

(a) Parent and Merger Sub acknowledge that the Partnership does not make any representation or warranty as to any matter whatsoever except as expressly set forth in Article III or in any certificate delivered by the Partnership to Parent or Merger Sub in accordance with the terms hereof, and specifically (but without limiting the generality of the foregoing) that the Partnership makes no representation or warranty with respect to (i) any projections, estimates or budgets delivered or made available to Parent or Merger Sub (or any of their respective affiliates, officers, directors, employees or Representatives) of future revenues, results of operations (or any component thereof), cash flows or financial condition (or any component thereof) of the Partnership and its Subsidiaries or (ii) the future business and operations of the Partnership and its Subsidiaries, and neither Parent nor Merger Sub has relied on such information or any other representation or warranty not set forth in Article III.

(b) Parent and Merger Sub have conducted their own independent review and analysis of the business, operations, assets, liabilities, results of operations, financial condition and prospects of the Partnership and its Subsidiaries and acknowledge that Parent and Merger Sub have been provided access for such purposes. Except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Partnership to Parent and/or Merger Sub in accordance with the terms hereof, in entering into this Agreement, each of Parent and Merger Sub have relied solely upon its independent investigation and analysis of the Partnership and the Partnership’s Subsidiaries, and Parent and Merger Sub acknowledge and agree that they have not been induced by and has not relied upon any representations, warranties or statements, whether express or implied, made by the Partnership, its Subsidiaries, or any of their respective affiliates, equityholders, controlling persons or representatives that are not expressly set forth in Article III or in any certificate delivered by the Partnership to Parent and Merger Sub, whether or not such representations, warranties or statements were made in writing or orally. Parent and Merger Sub acknowledge and agree that, except for the representations and warranties expressly set forth in Article III or in any certificate delivered by the Partnership to the Parent or Merger Sub, (i) the Partnership does not make, and has not made, any representations or warranties relating to itself or its business or otherwise in connection with the transactions contemplated hereby and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no person has been authorized by the Partnership to make any representation or warranty relating to itself or its business or otherwise in connection with the transactions contemplated hereby, and if made, such representation or warranty must not be relied upon by Parent or Merger Sub as having been authorized by the Partnership, and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent or Merger Sub or any of their representatives are not and shall not be deemed to be or include representations or warranties of the Partnership unless any such materials or information is the subject of any express representation or warranty set forth in Article III.

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1 Conduct of Business by the Partnership.

(a) From and after the date hereof until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 7.1 (the “Termination Date”), and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Partnership or any of its Subsidiaries, (ii) as may be consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement, (iv) to the extent action is reasonably taken (or reasonably omitted) in response to an Emergency or (v) as set forth in Section 5.1(a) of the Partnership Disclosure Schedule, the Partnership shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts to (x) conduct their businesses in the ordinary course and (y) preserve substantially intact their present lines of business, maintain their rights, franchises, and Partnership Permits and preserve their relationships with significant customers and suppliers; provided, however, that no action by the Partnership or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.1(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) The Partnership agrees with Parent, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to the Partnership or any of its Subsidiaries, (ii) as may be consented to by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 5.1(b) of the Partnership Disclosure Schedule, the Partnership:

(A) shall not adopt any amendments to its certificate of limited partnership or the Existing Partnership Agreement, and shall not permit any of its Subsidiaries to adopt any amendments to its certificate of limited partnership, partnership agreement, certificate of formation, limited liability company agreement, certificate of incorporation or bylaws or similar organizational documents;

(B) shall not, and shall not permit any of its Subsidiaries to, issue, sell, pledge, dispose of, encumber, split, combine or reclassify or authorize the issuance, sale, pledge, disposition, encumbrance, split, combination or reclassification of any of its partnership interests, limited liability company interests or other equity interests of the Partnership or its Subsidiaries or any securities convertible into or exchangeable for any such partnership interests, limited liability company interests or other equity interests, or any rights, warrants or options to acquire any such partnership interests, limited liability company interests, equity interests or convertible or exchangeable securities or take any action to cause to be exercisable any otherwise unexercisable option under any existing Partnership Benefit Plans, other than (1) issuances of Partnership Common Units, or common units under the Niobrara LLC Agreement, in connection with any conversions, acquisitions or redemptions of Series A Preferred Units (as defined in the Niobrara LLC Agreement) as required by and in accordance with the terms of the Niobrara LLC Agreement, (2) the grant of equity compensation awards under the Partnership Benefit Plans in accordance with Section 5.1(b)(B) of the Partnership Disclosure Schedule, (3) issuances of Partnership Common Units in respect of any settlement of any of the Partnership Equity Awards outstanding on the date hereof in accordance with their current terms or as may be granted after the date hereof in accordance with Section 5.1(b)(B) of the Partnership Disclosure Schedule, (4) sales of Partnership Common Units pursuant to the EUPP in accordance with Section 5.6(d) or (5) for transactions among the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries;

(C) shall not, and shall not permit any of its Subsidiaries that is not wholly owned by the Partnership or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding partnership interests, limited liability company interests or other equity interests (whether in cash, assets, stock or other securities of the Partnership or its Subsidiaries), except (1) dividends or distributions by any Subsidiaries only to the Partnership or to any Subsidiary of the Partnership in the ordinary course of business, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement, (3) regular quarterly cash distributions with customary record and payment dates on the Partnership Common Units not in excess of $0.655 per unit per quarter, (4) dividends or distributions paid or settled in connection with the exercise or settlement of any Partnership Equity Awards outstanding on the date hereof in accordance with their terms in effect as of the date hereof, (5) the payment of a Special Distribution if Parent and the Partnership mutually agree that the Closing Date is reasonably expected to occur before the ex-dividend date of Parent’s regular quarterly distribution in respect of Parent Common Units for the quarter ending December 31, 2023, (6) regular quarterly cash distributions with customary record and payment dates on the Partnership Preferred Units, and the payment of any accrued and unpaid distributions in respect of the Partnership Preferred Units in connection with the payment of the Special Distribution, in each case as required by and in accordance with the terms of the Existing Partnership Agreement, and (7) regular quarterly cash distributions on the Series A Preferred Units as required by and in accordance with the terms of the Niobrara LLC Agreement, in the case of clauses (6) and (7), in the amounts set forth on Section 5.1(b)(C) of the Partnership Disclosure Schedule;

(D) shall not, and shall not permit any of its Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization, or enter into a letter of intent or agreement in principle with respect thereto, other than the Merger and other than any mergers, consolidations, restructurings or reorganizations solely among the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries;

(E) shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make any loans, advances or capital contributions to, or investments in, any other person with a value in excess of $35 million in the aggregate, except (1) as contemplated by the Partnership’s 2023 capital growth program or the Partnership’s 2024 capital growth program, in each case, previously provided to Parent (the “Partnership 2023/2024 Forecast”) (whether or not such acquisition, loan, advance, capital contribution or investment is made in the same fiscal year as set forth in the Partnership 2023/2024 Forecast), (2) as made in connection with any transaction among the Partnership and its wholly owned Subsidiaries or among the Partnership’s wholly owned Subsidiaries, (3) purchases or acquisitions of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business, (4) capital contributions, in an amount not to exceed indebtedness incurred under clause (6) of Section 5.1(b)(K), to Niobrara to fund amounts required for any redemption of the Series A Preferred Units in accordance with the terms of the Niobrara LLC Agreement or amounts required to redeem the Series A Preferred Units in accordance with the terms of the Niobrara LLC Agreement and Section 5.18 hereof in connection with Closing or (5) capital contributions made in response to any Emergency; provided, however, that the Partnership shall not, and shall not permit any of its Subsidiaries to, make any acquisition of any other person or business or make loans, advances or capital contributions to, or investments in, any other person that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger;

(F) shall not, and shall not permit any of its Subsidiaries to, sell, lease, license, transfer, exchange or swap, or otherwise dispose of any properties or non-cash assets with a value in excess of $35 million in the aggregate, except (1) sales, transfers and dispositions of obsolete or worthless equipment, (2) sales, transfers and dispositions of inventory, commodities and produced hydrocarbons, crude oil and refined products in the ordinary course of business or (3) sales, leases, transfers or other dispositions made in connection with any transaction among the Partnership and its wholly owned Subsidiaries or among the Partnership’s wholly owned Subsidiaries;

(G) shall not, and shall not permit any of its Subsidiaries to, authorize any capital expenditures in excess of $35 million in the aggregate, except for (1) expenditures contemplated by the Partnership 2023/2024 Forecast (whether or not such capital expenditure is made in the same fiscal year as set forth in the Partnership 2023/2024 Forecast) or (2) expenditures made in response to any Emergency;

(H) except as required by any Partnership Benefit Plan as in effect on the date of this Agreement and listed on Section 3.9(a) of the Partnership Disclosure Schedule shall not, and shall not permit any of its Subsidiaries to, (1) increase the compensation or other benefits payable or provided to any directors, officers, employees or other individual service providers of the Partnership or any of its Subsidiaries, other than any new entitlement provided to a newly hired employee as permitted hereunder (and provided that such newly hired employee’s compensation and other terms and conditions of employment, excluding any equity or equity-based compensation, are substantially comparable to those provided to similarly situated employees of the Partnership and its Subsidiaries (subject to the same exclusion), and provided further that the Partnership or any of its affiliates may not enter into any employment, severance, change in control, retention or similar agreement or arrangement with such newly hired employee), (2) enter into, adopt, terminate or amend any (x) employment, change of control, severance or retention agreement, special pay, non-competition or similar agreement or arrangement with any director, officer, or employee of the Partnership or any of its Subsidiaries, or (y) contractor or consulting agreement with any independent contractor other than contractor or consulting agreements that can be terminated by the Partnership or any of its Subsidiaries upon not more than 60 days’ notice and without material penalty, (3) establish, adopt, enter into, terminate or amend or modify any Partnership Benefit Plan (or any other benefit or compensation plan, program, policy, agreement or arrangement that would be a Partnership Benefit Plan if in effect on the date hereof), except for annual renewals of group welfare plans in the ordinary course of business consistent with past practice that would not result in material additional or increased costs, (4) enter into, terminate or amend any collective bargaining agreement, (5) hire or terminate (other than for cause) the employment or engagement of any employee or individual service provider of the Partnership or any of its Subsidiaries with annual base compensation in excess of $175,000, (6) grant, announce or authorize the grant of any Partnership Equity Awards except in accordance with Section 5.1(b)(B) of the Partnership Disclosure Schedule, (7) enter into or make any loans or advances to any of its officers, directors, employees, agents or consultants (other than loans or advances for travel or reasonable business expenses) or (8) implement any employee layoffs, plant closings, reductions in force, furloughs, temporary layoffs, salary or wage reductions, work schedule changes or other such actions that trigger obligations under the WARN Act;

(I) shall not, and shall not permit any of its Subsidiaries to, materially change financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by GAAP, FERC regulations, SEC rule or policy or applicable Law;

(J) shall not, and shall not permit any of its Subsidiaries to, directly or indirectly, purchase, redeem or otherwise acquire any shares of the capital stock of any of them or any rights, warrants or options to acquire any such shares, except for (i) transactions among the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries, or (ii) a Special Partial Redemption (as defined in the Niobrara LLC Agreement) in accordance with the terms of the Niobrara LLC Agreement;

(K) shall not, and shall not permit any of its Subsidiaries to, incur, assume, guarantee or otherwise become liable for any indebtedness for borrowed money or any guarantee of such indebtedness, except for (1) any indebtedness not pursuant to the Partnership Credit Agreement incurred in the ordinary course of business, (2) any indebtedness among the Partnership and its wholly owned Subsidiaries or among the Partnership’s wholly owned Subsidiaries, (3) any indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness on Section 5.1(b)(K) of the Partnership Disclosure Schedule on substantially the same or more favorable terms to the Partnership than such existing indebtedness and such replacement, renewal, extension, refinancing or refunding of such existing indebtedness does not exceed the existing principal amount of such existing indebtedness being replaced, renewed, extended, refinanced or refunded plus fees, expenses (including any make-whole and repurchase premiums), accrued and unpaid interest in connection therewith, (4) any guarantees by the Partnership of indebtedness of Subsidiaries of the Partnership or guarantees by the Partnership’s Subsidiaries of indebtedness of the Partnership or any Subsidiary of the Partnership, which indebtedness is incurred in compliance with this Section 5.1(b)(K), (5) any indebtedness incurred in response to any Emergency, (6) any indebtedness incurred in connection with a Special Partial Redemption (as defined in the Niobrara LLC Agreement) not to exceed $260 million and (7) any indebtedness incurred pursuant to the Partnership Credit Agreement not to exceed $100 million, excluding, for the avoidance of doubt, any indebtedness incurred in accordance with the foregoing clauses (1) through (6); provided, however, that in the case of each of clauses (1) through (7) such indebtedness does not impose or result in any additional restrictions or limitations that would be material to the

Partnership and its Subsidiaries, or, following the Closing, Parent and its Subsidiaries, other than any obligation to make payments on such indebtedness and other than any restrictions or limitations to which the Partnership or any Subsidiary is currently subject under the terms of any indebtedness outstanding as of the date hereof;

(L) other than in the ordinary course of business, shall not, and shall not permit any of its Subsidiaries to, modify, amend or terminate, or waive any rights under any Partnership Material Contract or under any Partnership Permit, in a manner or with an effect that is materially adverse to the Partnership and its Subsidiaries, taken as a whole;

(M) other than agreements, arrangements or Contracts made in the ordinary course of business, on terms no less favorable to the Partnership and its Subsidiaries than those generally being provided to or available from unrelated third parties, and in each case involving aggregate payments of less than $50 million, shall not, and shall not permit any of its Subsidiaries to, enter into any agreement, arrangement, Contract or other transaction with any affiliate;

(N) shall not, and shall not permit any of its Subsidiaries to, waive, release, assign, settle or compromise any claim, action or proceeding, other than waivers, releases, assignments, settlements or compromises (1) equal to or lesser than the amounts reserved with respect thereto on the balance sheet as of the Balance Sheet Date included in the Partnership SEC Documents or (2) that do not exceed $25 million in the aggregate;

(O) shall not (except in the ordinary course of business) (1) change its fiscal year or any material method of Tax accounting, (2) make, change or revoke any material Tax election, (3) enter into any closing agreement with respect to, or otherwise settle or compromise, any material liability for Taxes, (4) file any material amended Tax Return, (5) or surrender a claim for a material refund of Taxes or (6) fail to pay any material Tax (including estimated Tax payments or installments) that becomes due and payable (other than Taxes being contested in good faith by appropriate proceedings and for which adequate accruals or reserves have been established);

(P) shall not take any action or fail to take any reasonable action that would reasonably be expected to cause the Partnership or any Subsidiary to be treated, for U.S. federal income tax purposes, as a corporation, and shall not, and shall not permit any of its Subsidiaries to, engage in any activity or conduct its business in a manner that would cause less than 90% of the gross income of the Partnership for any calendar quarter since its formation and prior to the Effective Time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code;

(Q) for transactions between the Partnership and its Subsidiaries or among the Partnership’s Subsidiaries, shall not, and shall not permit any of its Subsidiaries, to prepay, redeem, repurchase, defease, cancel or otherwise acquire any indebtedness or guarantees thereof of the Partnership or any Subsidiary, other than (1) at stated maturity, (2) prepayment and repayment of existing indebtedness in connection with any replacement, renewal, extension, refinancing or refund thereof in accordance with Section 5.1(b)(K), (3) prepayment and repayment of revolving loans in the ordinary course of business, and (4) any required amortization payments and mandatory prepayments (including mandatory prepayments arising from any change of control put rights to which holders of such indebtedness or guarantees thereof may be entitled), in each case in accordance with the terms of the instrument governing such indebtedness as in effect on the date hereof;

(R) shall not, and shall not permit any of its Subsidiaries to, take any of the actions set forth on Section 5.1(b)(R) of the Partnership Disclosure Schedule; and

(S) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (R) of this Section 5.1(b).

(c) Notwithstanding anything to the contrary in this Section 5.1, nothing in this Agreement shall prohibit, restrict or impose any condition upon the ability of any Relevant Subsidiary (as defined in the Partnership Credit

Agreement as in effect on the date hereof) of the Partnership to (i) pay dividends or make other distributions in respect of any equity interests of such Relevant Subsidiary in accordance with the Organizational Documents of such Relevant Subsidiary in effect on the date of this Agreement, (ii) make or repay loans or advances to the Partnership or any other Relevant Subsidiary or (iii) guarantee indebtedness of the Partnership or any other Relevant Subsidiary.

Section 5.2 Conduct of Business by Parent.

(a) From and after the date hereof until the earlier of the Effective Time and the Termination Date, and except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) as may be consented to in writing by the Partnership (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement, (iv) to the extent action is reasonably taken (or reasonably omitted) in response to an Emergency or (v) as set forth in Section 5.2(a) of the Parent Disclosure Schedule, Parent covenants and agrees that the Parent shall, and shall cause its Subsidiaries to, use their commercially reasonable efforts to (x) conduct its business in the ordinary course, and (y) preserve substantially intact their present lines of business, maintain their rights, franchises and Parent Permits and preserve their relationships with significant customers and suppliers; provided, however, that no action by Parent or its Subsidiaries with respect to matters specifically addressed by any provision of Section 5.2(b) shall be deemed a breach of this sentence unless such action would constitute a breach of such other provision.

(b) Parent agrees with the Partnership, on behalf of itself and its Subsidiaries, that from the date hereof and prior to the earlier of the Effective Time and the Termination Date, except (i) as may be required by applicable Law or the regulations or requirements of any stock exchange or regulatory organization applicable to Parent or any of its Subsidiaries, (ii) as may be consented to by the Partnership (which consent shall not be unreasonably withheld, delayed or conditioned), (iii) as may be contemplated or required by this Agreement or (iv) as set forth in Section 5.2(b) of the Parent Disclosure Schedule, Parent:

(A) shall not adopt any material amendments to the Parent Organizational Documents or the certificate of formation, limited liability company agreement or similar organizational documents of Parent GP;

(B) shall not, and shall not permit any of its Subsidiaries to, split, combine or reclassify any of their equity interests or other ownership interests or issue or authorize the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock or equity interests, except for (1) any such transaction by a wholly owned Subsidiary of Parent which remains a wholly owned Subsidiary after consummation of such transaction and (2) issuances of Parent Class A Units in accordance with the Parent Organizational Documents;

(C) shall not, and shall not permit any of its Subsidiaries that is not wholly owned by Parent or wholly owned Subsidiaries of any such Subsidiaries to, authorize or pay any dividends on or make any distribution with respect to its outstanding partnership interests, limited liability company interests or other equity securities (whether in cash, assets, partnership units, stock or other securities of Parent or its Subsidiaries), except for (1) dividends or distributions by any Subsidiaries only to Parent or any Subsidiary of Parent in the ordinary course of business, (2) dividends or distributions required under the applicable organizational documents of such entity in effect on the date of this Agreement, and (3) regular quarterly cash distributions with respect to (i) the Parent Common Units with customary record and payment dates on the Parent Common Units (including increases in the amount of such quarterly cash distributions consistent with public disclosure made by Parent prior to the date hereof and excluding any special or one time distributions), (ii) the Parent Class B Units and (iii) the Energy Transfer Preferred Units as required by terms of the Energy Transfer Preferred Units;

(D) shall not, and shall not permit any of its material Subsidiaries to, adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization, and other than any restructuring or reorganization solely among Parent and its Subsidiaries or among Parent’s Subsidiaries;

(E) shall not take any action or fail to take any reasonable action that would reasonably be expected to cause Parent to be treated, for U.S. federal income tax purposes, as a corporation, and shall not, and shall not permit any of its Subsidiaries to, engage in any activity or conduct its business in a manner that would cause less than 90% of the gross income of Parent for any calendar quarter since its formation and prior to the Effective Time to be treated as “qualifying income” within the meaning of Section 7704(d) of the Code;

(F) prior to December 31, 2023, shall not, and shall not permit any of its Subsidiaries to acquire, or enter into any agreement to acquire, or enter into any joint venture arrangements with respect to, any other person, assets or business (whether by merger, consolidation with or purchase of a substantial portion of the assets of or equity in, or by any other manner) that would reasonably be expected to prevent, materially impede or materially delay the consummation of the Merger; and

(G) shall not, and shall not permit any of its Subsidiaries to, agree, in writing or otherwise, to take any of the foregoing actions that are prohibited pursuant to clauses (A) through (F) of this Section 5.2(b).

Section 5.3 Mutual Access.

(a) For purposes of furthering the transactions contemplated hereby, each of the Partnership and Parent shall afford the other party and (i) the officers and employees and (ii) the accountants, consultants, legal counsel, financial advisors, financing sources and agents and other representatives (such persons described in this clause (ii), collectively, “Representatives”) of such other party reasonable access during normal business hours, throughout the period prior to the earlier of the Effective Time and the Termination Date, to its and its Subsidiaries’ key employees and properties, contracts, commitments, books and records and any report, schedule or other document filed or received by it pursuant to the requirements of applicable Laws and with such additional existing accounting, financing, operating, environmental and other data and information regarding the Partnership and its Subsidiaries, as Parent may reasonably request, and Parent and its Subsidiaries, as the Partnership may reasonably request, as the case may be. Notwithstanding the foregoing, neither the Partnership nor Parent shall be required to afford such access if it would unreasonably disrupt the operations of such party or any of its Subsidiaries, would cause a violation of any agreement to which such party or any of its Subsidiaries is a party, would cause a risk of a loss of privilege to such party or any of its Subsidiaries or would constitute a violation of any applicable Law. Neither the Partnership nor Parent, nor any of their respective officers, employees or Representatives, shall be permitted to perform any onsite procedures (including an onsite study or any Phase II environmental site assessment or other invasive or subsurface testing, sampling, monitoring or analysis) with respect to any property of the other party or any of the other party’s Subsidiaries without the other party’s prior written consent.

(b) The parties hereto hereby agree that all information provided to them or their respective officers, directors, employees or Representatives in connection with this Agreement and the consummation of the transactions contemplated hereby shall be governed in accordance with the confidentiality agreement, dated as of May 25, 2023, between the Partnership and Parent (the “Confidentiality Agreement”).

Section 5.4 Non-Solicitation; Acquisition Proposals; Change in Recommendation.

(a) Except as permitted by this Section 5.4, from the date hereof and prior to the earlier of the Effective Time and the Termination Date, the Partnership and the Partnership GP shall not, and each of them shall cause its Subsidiaries and its and their respective directors, officers, employees not to, and shall use its reasonable best efforts to cause its and their Representatives not to, directly or indirectly: (i) solicit, initiate, seek or knowingly encourage, induce or facilitate any proposal or offer or any inquiries regarding the making or submission of any proposal or offer, including any proposal or offer to its unitholders, that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (ii) furnish any non-public information regarding the Partnership or any of its Subsidiaries or afford access to the business, properties, books or records of the Partnership or any of its Subsidiaries, to any person (other than Parent, Merger Sub or their respective directors, officers, employees, affiliates or Representatives) in connection with or in response to an Acquisition Proposal or any inquiries regarding an Acquisition Proposal, (iii) engage or participate in or otherwise knowingly facilitate any discussions or negotiations with any person (other than Parent, Merger Sub or their respective directors, officers, employees, affiliates or Representatives) with respect to an Acquisition Proposal, (iv) approve, endorse or recommend (or publicly propose to approve, endorse or recommend) any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal, (v) enter into any letter of intent, term sheet, memorandum of understanding, merger agreement, acquisition agreement, exchange agreement or duly execute any other similar agreement (whether binding or not) (other than an Acceptable Confidentiality Agreement entered into in accordance with the terms of this Section 5.4) with respect to any inquiry, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or requiring the Partnership to abandon, terminate or fail to consummate the Merger or any other transaction contemplated by this Agreement, (vi) unless the Board of Directors of the Partnership GP, or any committee thereof, concludes in good faith, after consultation with its outside legal counsel, that the failure to take such action would reasonably expected to be inconsistent with the duties of the Partnership GP under applicable Law and the Existing Partnership Agreement, amend or grant any waiver, release or modification under, or fail to enforce, any standstill or similar agreement with respect to any class of equity securities of the Partnership or any of its Subsidiaries or (vii) resolve or agree to do any of the foregoing. Notwithstanding anything to the contrary contained in this Section 5.4, prior to obtaining the Partnership Unitholder Approval, the Partnership, or the Board of Directors of the Partnership GP, directly or indirectly through any officer, employee or Representative, may (A) furnish non-public information regarding the Partnership or any of its Subsidiaries to, and afford access to the business, properties, books or records of the Partnership and any of its Subsidiaries to, any person and (B) engage and participate in discussions and negotiations with any person, in each case in response to an unsolicited, written and bona fide Acquisition Proposal if (x) the Board of Directors of the Partnership GP, or any committee thereof, prior to taking any such particular action, concludes in good faith, after consultation with its financial advisors and outside legal counsel, that such unsolicited, written and bona fide Acquisition Proposal constitutes or could reasonably be expected to result in a Superior Offer and (y) (i) such Acquisition Proposal was received after the date of this Agreement and did not result from a material breach of this Section 5.4(a), (ii) the Partnership provides to Parent the notice required by Section 5.4(b) with respect to such Acquisition Proposal, and (iii) the Partnership furnishes any non-public information provided to the maker of the Acquisition Proposal (only pursuant to a confidentiality agreement between the Partnership and such person with provisions that are not less restrictive to such person than the provisions of the Confidentiality Agreement an “Acceptable Confidentiality Agreement”), a copy of which shall be promptly provided to Parent (it being agreed that such confidentiality agreement between the Partnership and such person shall permit such person to make any Acquisition Proposal to the Board of Directors of the Partnership GP), and to the extent such non-public information has not been made available to Parent, the Partnership provides or makes available such non-public information to Parent substantially concurrent with the time that it is provided to such other person. Nothing in this Section 5.4 shall prohibit the Partnership, or the Board of Directors of the Partnership GP, directly or indirectly through any officer, employee or Representative, from (1) informing any person that the Partnership is party to this Agreement and informing such person of the restrictions that are set forth in Section 5.4, or (2) disclosing factual information regarding the business, financial condition or results of operations of the Partnership, including in the ordinary course of business with its partners, other members or other equityholders in any jointly owned Subsidiary of the Partnership with respect to such Subsidiary, or the fact that an Acquisition Proposal has been made, the identity of the party making such proposal or the material terms of such proposal in the Proxy Statement/Prospectus or otherwise; provided that, in the case of this clause (iii), (i) the Partnership GP shall in good faith determine that such information, facts, identity or terms is required to be disclosed under applicable Law or that failure to make such disclosure is reasonably expected to be inconsistent with the duties of the Partnership GP under applicable Law and the Existing Partnership Agreement, and (ii) the Partnership and Partnership GP complies with the obligations set forth in the proviso in Section 5.4(g). So long as the Partnership and Partnership GP and their Representatives have otherwise complied with this Section 5.4(a), none of the foregoing shall prohibit the Partnership GP and its Representatives from contacting any persons or group of persons who has made an Acquisition Proposal after the date of this Agreement solely to request the clarification of the terms and conditions thereof so as to determine whether the Acquisition Proposal is, or could reasonably be expected to result in, a Superior Offer, and any such actions shall not be a breach of this Section 5.4.

(b) The Partnership or Partnership GP shall promptly, and in no event later than twenty-four (24) hours after its or any of its Representatives’ receipt of any Acquisition Proposal or any inquiry or request for discussions or negotiations regarding an Acquisition Proposal or non-public information relating to the Partnership or any of its Subsidiaries in connection with an Acquisition Proposal, advise Parent (orally and in writing) of such Acquisition Proposal, inquiry or request (including providing the identity of the person making or submitting such Acquisition Proposal, and, (i) if it is in writing, a copy of such Acquisition Proposal, inquiry or request and any related draft agreements and (ii) if oral, a reasonably detailed summary thereof), in each case including any modifications thereto. The Partnership shall keep Parent informed in all material respects on a prompt basis with respect to any change to the material terms of any such Acquisition Proposal (and in no event later than twenty-four (24) hours following any such change).

(c) Immediately following the execution of this Agreement, each of the Partnership and Partnership GP shall, shall cause its Subsidiaries and their respective officers, directors, employees and shall use its reasonable best efforts to cause its and their Representatives to, immediately cease and terminate any discussions existing as of the date of this Agreement between the Partnership or any of its Subsidiaries or any of their respective officers, directors, employees or Representatives and any person (other than Parent, Merger Sub or any of their respective officers, directors, employees or Representatives) that relate to any Acquisition Proposal.

(d) Except as otherwise provided in Section 5.4(e) and Section 5.4(f), neither the Board of Directors of the Partnership GP nor any committee thereof may: (i) withhold, withdraw, amend, qualify or modify, or publicly propose to withhold, withdraw, amend, qualify or modify, the Partnership Recommendation in a manner adverse to Parent, including by failing to include the Partnership Recommendation in the Proxy Statement/Prospectus; (ii) approve, adopt, authorize, resolve or recommend, or propose to approve, adopt, authorize, resolve or recommend, or allow the Partnership or any of its Subsidiaries to execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, partnership agreement or other similar Contract or any tender or exchange offer providing for, with respect to, or in connection with, any Acquisition Proposal; (iii) fail to reaffirm the Partnership Recommendation within ten (10) business days of a request therefor by Parent following the date on which any Acquisition Proposal or material modification thereto is received by the Partnership or is published, sent or communicated to the Partnership’s unitholders; provided that if the Partnership Unitholders’ Meeting is scheduled to be held within ten (10) business days of such request, within three (3) business days after such request and, in any event, prior to the date of the Partnership Unitholders’ Meeting (provided that Parent may not make any such request on more than two (2) occasions with respect to each Acquisition Proposal, including any revision, amendment, update or supplement to such Acquisition Proposal); or (iv) fail to publicly announce, within ten (10) business days after a tender offer or exchange offer relating to the securities of the Partnership shall have been commenced, a statement disclosing that the Board of Directors of the Partnership GP recommends rejection of such tender offer or exchange offer and affirms the Partnership Recommendation (any action described in this Section 5.4(d), a “Change of Recommendation”).

(e) Notwithstanding anything in this Agreement to the contrary, with respect to an Acquisition Proposal, the Board of Directors of the Partnership GP may at any time prior to receipt of the Partnership Unitholder Approval, make a Change of Recommendation and/or terminate this Agreement pursuant to Section 7.1(h) if (and only if): (i) (A) a written Acquisition Proposal (that did not result from a material breach of Section 5.4(a)) is made by a third party after the date hereof, and such Acquisition Proposal is not withdrawn, (B) the Partnership GP’s Board of Directors determines in good faith after consultation with its financial advisors and outside legal counsel that such Acquisition Proposal constitutes a Superior Offer and (C) following consultation with outside legal counsel, the Board of Directors of the Partnership GP determines that the failure to make a Change of Recommendation or terminate this Agreement pursuant to Section 7.1(h) would reasonably be expected to be inconsistent with the duties of the Partnership GP under applicable Law and the Existing Partnership Agreement; and (ii) (A) the Partnership provides Parent seventy-two (72) hours’ prior written notice of its intention to take such action, which notice shall include the information with respect to such Superior Offer that is specified in Section 5.4(b), (iii) after providing such notice and prior to making such Change of Recommendation or termination of this

Agreement pursuant to Section 7.1(h), in either case, in connection with a Superior Offer, the Partnership shall negotiate in good faith with Parent during such seventy-two (72) hour period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement, such that the Acquisition Proposal ceases to constitute a Superior Offer, and (iv) the Board of Directors of the Partnership GP shall have considered in good faith any changes to the terms of this Agreement proposed in writing in a manner that would form a binding contract if accepted by the Partnership by Parent, and following such seventy-two (72) hour period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the Acquisition Proposal would continue to constitute a Superior Offer if such changes of this Agreement proposed in writing by Parent were to be given effect; provided that, in the event that the Acquisition Proposal is thereafter modified by the party making such Acquisition Proposal, the Partnership shall provide written notice of such modified Acquisition Proposal and shall again comply with this Section 5.4(e), except that the required seventy-two (72) hour period for notice, negotiation and consideration in clauses (ii), (iii) and (iv) of this Section 5.4(e) shall be shortened to a forty-eight (48) hour period in each instance.

(f) Other than in connection with a Superior Offer (which shall be subject to Section 5.4(e) and shall not be subject to this Section 5.4(f)), nothing in this Agreement shall prohibit or restrict the Board of Directors of the Partnership GP from making a Change of Recommendation in response to an Intervening Event to the extent that (i) the Board of Directors of the Partnership GP, or any committee thereof, determines in good faith, after consultation with the Partnership’s outside legal counsel, that the failure of the Board of Directors of the Partnership GP to effect a Change of Recommendation would reasonably be expected to be inconsistent with the duties of the Partnership GP under applicable Law and the Existing Partnership Agreement, and (ii) (A) the Partnership provides Parent seventy-two (72) hours’ prior written notice of its intention to take such action, which notice shall specify the reasons therefor, (B) after providing such notice and prior to making such Change of Recommendation, the Partnership shall negotiate in good faith with Parent during such seventy-two (72) hour period (to the extent that Parent desires to negotiate) to make such revisions to the terms of this Agreement as to obviate the need for the Board of Directors of the Partnership GP to make a Change of Recommendation pursuant to this Section 5.4(f), and (C) the Board of Directors of the Partnership GP, or any committee thereof, shall have considered in good faith any changes to the terms of this Agreement offered in writing in a manner that would form a binding contract if accepted by the Partnership by Parent, and following such seventy-two (72) hour period, shall have determined in good faith, after consultation with its outside legal counsel and financial advisors, that the failure to effect a Change of Recommendation in response to such Intervening Event would be inconsistent with duties of the Partnership GP under applicable Law and the Existing Partnership Agreement.

(g) Nothing contained in this Section 5.4 or elsewhere in this Agreement shall prohibit the Partnership or the Board of Directors of the Partnership GP from taking and disclosing to its unitholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) promulgated under the Exchange Act or from issuing a “stop, look and listen” letter or similar communication of the type contemplated by Rule 14d-9(f) under the Exchange Act; provided, however, that any such disclosure that addresses or relates to the approval, recommendation or declaration of advisability by the Board of Directors of the Partnership GP with respect to this Agreement or an Acquisition Proposal shall be deemed to be a Change of Recommendation unless the Board of Directors of the Partnership GP in connection with such communication publicly states that its recommendation with respect to this Agreement has not changed or refers to the prior recommendation of the Board of Directors of the Partnership GP.

(h) As used in this Agreement:

(i) “Acquisition Proposal” means any bona fide offer or proposal, whether or not in writing, or any bona fide written indication of interest, received from or made public by a third party (other than an offer, proposal or indication of interest by Parent, Merger Sub or their respective affiliates) relating to any Acquisition Transaction;

(ii) “Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by this Agreement) pursuant to which any person, other than Parent, Merger Sub or their respective affiliates, (A) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) assets of the Partnership and its Subsidiaries equal to twenty-five percent (25%) or more of the Partnership’s consolidated assets (based on their fair market value thereof) or to which twenty-five percent (25%) or more of the Partnership’s revenues or earnings on a consolidated basis are attributable, or (B) directly or indirectly acquires (whether in a single transaction or a series of related transactions, and whether through merger, tender offer, exchange offer, business combination, consolidation or otherwise) beneficial ownership (within the meaning of Section 13 under the Exchange Act) of twenty-five percent (25%) or more of any class of equity securities of the Partnership entitled to vote with respect to the approval of this Agreement; and

(iii) “Intervening Event” means any material event, fact, circumstance, development or occurrence that is not known or reasonably foreseeable (or if known or reasonably foreseeable, the material consequences of which were not known or reasonably foreseeable), to or by the Board of Directors of the Partnership GP as of the date of this Agreement, which event, fact, circumstance, development, occurrence or material consequences becomes known to or by the Partnership GP’s Board of Directors prior to obtaining the Partnership Unitholder Approval; provided, however, that such event, fact, circumstance, development or occurrence shall not constitute an Intervening Event if such event, fact, circumstance, development or occurrence: (i) generally affects the economy, the financial or securities markets, or political, legislative or regulatory conditions, in each case in the United States or elsewhere in the world, unless such event, fact, circumstance, development or occurrence disproportionately affects the Partnership and its Subsidiaries, taken as a whole, or Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Partnership and its Subsidiaries or Parent and its Subsidiaries operate, as applicable; (ii) results from or arises out of (a) any changes or developments in the industries in which the Partnership or any of its Subsidiaries or Parent or any of its Subsidiaries conducts its business, as applicable, (b) any changes or developments in prices for oil, natural gas or other commodities or for the Partnership’s or Parent’s raw material inputs and end products, (c) the announcement or the existence of, compliance with or performance under, this Agreement or the transactions contemplated hereby (including the impact thereof on the relationships, contractual or otherwise, of the Partnership or any of its Subsidiaries or Parent or any of its Subsidiaries, as applicable, with employees, labor unions, customers, suppliers or partners, and including any lawsuit, action or other proceeding with respect to the Merger or any of the other transactions contemplated by this Agreement), (d) any adoption, implementation, promulgation, repeal, modification, reinterpretation or proposal of any rule, regulation, ordinance, order, protocol or any other Law of or by any national, regional, state or local Governmental Entity, or market administrator, (e) any failure by Parent or the Partnership to meet any financial projections or forecasts or estimates of revenues, earnings or other financial metrics for any period (provided that the exception in this clause (e) shall not prevent or otherwise affect a determination that any event, fact, circumstance, development or occurrence underlying such failure has resulted in an Intervening Event), (f) any changes in the unit price or trading volume of the Partnership Units or Parent Common Units or in the credit rating of Parent or the Partnership or any their respective Subsidiaries (provided that the exception in this clause (f) shall not prevent or otherwise affect a determination that any event, change, effect, development or occurrence underlying such change has resulted in an Intervening Event), (g) any Acquisition Proposal or (h) any Superior Offer, except, in each case with respect to clauses (a), (b) and (d), to the extent disproportionately affecting the Partnership and its Subsidiaries or Parent and its Subsidiaries, taken as a whole, relative to other similarly situated companies in the industries in which the Partnership and its Subsidiaries or Parent and its Subsidiaries operate, as applicable; and

(iv) “Superior Offer” means a written Acquisition Proposal for an Acquisition Transaction (with references in the definition thereof to “twenty-five percent (25%)” being deemed to be replaced with references to “fifty percent (50%)”) that the Board of Directors of the Partnership GP, or any committee thereof, determines, in good faith, after consultation with its outside legal counsel and its financial advisor, is (i) if accepted, reasonably likely to be consummated and (ii) more favorable to the Partnership’s unitholders (including, without limitation, from a financial point of view) than the Merger and the transactions contemplated by this Agreement (taking into account at the time of determination any proposal by Parent to amend or modify the terms of this Agreement which are committed to in writing and after taking into account such factors deemed relevant by the Board of Directors of the Partnership GP, or any committee thereof, including the form of consideration, timing, required approvals, conditions to consummation, and other factors that the Board of Directors of the Partnership GP may consider in the exercise of the duties of the Partnership GP under applicable Law and the Existing Partnership Agreement).

Section 5.5 Filings; Other Actions.

(a) As promptly as reasonably practicable following the date of this Agreement, Parent and the Partnership shall prepare and file with the SEC the Form S-4, which will include the Proxy Statement/Prospectus. Each of Parent and the Partnership shall use reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as reasonably practicable after such filing and to keep the Form S-4 effective as long as necessary to consummate the Merger and the other transactions contemplated hereby. The Partnership will cause the Proxy Statement/Prospectus to be mailed to the Partnership’s unitholders as soon as reasonably practicable after the Form S-4 is declared effective under the Securities Act. Parent shall also take any action required to be taken under any applicable state or provincial securities laws in connection with the issuance and reservation of Parent Common Units in the Merger, and the Partnership shall furnish all information concerning the Partnership and the holders of Partnership Common Units and Partnership Preferred Units, or holders of a beneficial interest therein, as may be reasonably requested in connection with any such action. No filing of, or amendment or supplement to, the Form S-4 or the Proxy Statement/Prospectus will be made by Parent or the Partnership, as applicable, without the other’s prior consent (which shall not be unreasonably withheld, conditioned or delayed) and without providing the other party a reasonable opportunity to review and comment thereon. Parent or the Partnership, as applicable, will advise the other promptly after it receives oral or written notice of the time when the Form S-4 has become effective or any supplement or amendment has been filed, the issuance of any stop order, the suspension of the qualification of the Parent Common Units issuable in connection with the Merger for offering or sale in any jurisdiction, or any oral or written request by the SEC for amendment of the Proxy Statement/Prospectus or the Form S-4 or comments thereon and responses thereto or requests by the SEC for additional information, and will promptly provide the other with copies of any written communication from the SEC or any state securities commission. If at any time prior to the Effective Time any information relating to Parent or the Partnership, or any of their respective affiliates, officers or directors, is discovered by Parent or the Partnership which should be set forth in an amendment or supplement to any of the Form S-4 or the Proxy Statement/Prospectus, so that any of such documents would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the party that discovers such information shall promptly notify the other parties hereto and an appropriate amendment or supplement describing such information shall be promptly filed with the SEC and, to the extent required by Law, disseminated to the unitholders of the Partnership.

(b) The Partnership shall take all action necessary in accordance with applicable Laws and the Partnership Organizational Documents to duly give notice of, convene and hold a meeting of its unitholders, to be held as promptly as practicable after the Form S-4 is declared effective under the Securities Act, to consider the adoption of this Agreement (the “Partnership Unitholders’ Meeting”). The Partnership will, except in the case of a Change of Recommendation, through the Board of Directors of the Partnership GP, recommend that its unitholders adopt this Agreement and will use reasonable best efforts to solicit from its unitholders proxies in favor of the adoption of this Agreement and to take all other action necessary or advisable to secure the vote or consent of its unitholders required by the rules of the NYSE or applicable Laws to obtain such approvals. Without limiting the generality of the foregoing, unless this Agreement is terminated pursuant to Article VII, the Partnership agrees that (i) its obligations pursuant to the first sentence of this Section 5.5(b) shall not be affected by (A) the commencement, public proposal, public disclosure or communication to the Partnership of any Acquisition Proposal or (B) any Change of Recommendation and (ii) no Acquisition Proposal shall be presented to the Partnership’s unitholders for approval at the Partnership Unitholders’ Meeting or any other meeting of the

Partnership’s unitholders; provided that, nothing set forth in this Section 5.5(b) shall prohibit the Partnership or the Board of Directors of the Partnership GP from disclosing to the Partnership’s unitholders the existence of, or any terms or provisions of, any Acquisition Proposal or any of the modifications thereto.

(c) Notwithstanding anything in this Agreement to the contrary, the Partnership may, in consultation with Parent, postpone or adjourn the Partnership Unitholders’ Meeting (i) to solicit additional proxies for the purpose of obtaining the Partnership Unitholder Approval, (ii) if there are insufficient shares of Partnership Common Units and Partnership Preferred Units present to constitute a quorum to conduct business at such meeting, (iii) to allow reasonable additional time for the filing and/or mailing of any supplemental or amended disclosure that the Partnership has determined after consultation with outside legal counsel is necessary under applicable Law and for such supplemental or amended disclosure to be disseminated and reviewed by the unitholders of the Partnership prior to the Partnership Unitholders’ Meeting or (iv) if the Partnership has delivered any notice contemplated by Section 5.4(e) and the time periods contemplated by Section 5.4(e) have not expired.

Section 5.6 Equity-Based Awards.

(a) At the Effective Time, each outstanding Partnership Restricted Unit shall be entitled to receive the Merger Consideration pursuant to Section 2.1(a). With respect to each Partnership Restricted Unit that has a grant date prior to January 1, 2023 (a “Pre-2023 Partnership Restricted Unit”), the vesting restrictions shall lapse as of immediately prior to the Effective Time. With respect to any outstanding Partnership Restricted Unit other than a Pre-2023 Partnership Restricted Unit, the Merger Consideration to be received pursuant to such award shall remain subject to the same restrictions and other terms and conditions (including as to vesting and forfeiture and any so-called “double-trigger” protection) as were applicable to the corresponding Partnership Restricted Unit immediately prior to the Effective Time.

(b) At the Effective Time, each outstanding Partnership Performance Unit that has a grant date prior to January 1, 2023 or that is otherwise vested at the Effective Time (a “Pre-2023 Partnership Performance Unit”) shall, at the Effective Time, be cancelled in exchange for the payment of (i) the Merger Consideration with respect to the number of Partnership Common Units equal to the total number of Partnership Common Units (inclusive of any Partnership Distribution PIK Units) issuable pursuant to such Pre-2023 Partnership Performance Unit based, in the case of any Pre-2023 Partnership Performance Unit, upon the attainment of the applicable Partnership Performance Assumption and (ii) an amount in cash equal to any accrued but unpaid cash distribution equivalents with respect to such Pre-2023 Partnership Performance Units.

(c) At the Effective Time, each outstanding Partnership Performance Unit (other than Pre-2023 Partnership Performance Units) shall be assumed by Parent and converted into a time-based phantom unit award with respect to Parent Common Units (each an “Assumed Performance Unit Award”). Each Assumed Performance Unit Award shall be converted into a phantom unit award representing a contractual right upon vesting to receive a number of Parent Common Units equal to the product obtained by multiplying (i) the number of Partnership Common Units subject to such Assumed Performance Unit Award immediately prior to the Effective Time (including any Partnership Distribution PIK Units) assuming attainment of the applicable Partnership Performance Assumption by (ii) the Exchange Ratio, rounded up or down to the nearest whole Parent Common Unit. Each Assumed Performance Unit Award shall otherwise be subject to the same terms and conditions (including as to vesting and forfeiture, any associated distribution equivalent rights and any so-called “double-trigger” protection) as were applicable to the corresponding Partnership Performance Unit immediately prior to the Effective Time, except such Assumed Performance Unit Award shall no longer be subject to performance-based vesting conditions and in the event any distribution is declared in respect of Parent Common Units, the corresponding distribution equivalent right for each Assumed Performance Unit Award shall be settled within thirty (30) days following the time as distributions are paid to Parent Common Unit holders generally.

(d) Prior to the Effective Time, the Partnership shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board of Directors of the Partnership GP or a duly authorized committee thereof, and, if appropriate, amending the terms of the EUPP) that may be necessary or required under the EUPP and applicable Laws to ensure that (i) no new offering period under the EUPP shall begin after the closing of the offering period in effect on the date hereof (which shall end on September 30, 2023 or, if earlier, the date that is ten (10) business days prior to the Effective Time); (ii) no new participant may enroll in the EUPP from and after the date hereof; (iii) no current participant in the EUPP may increase his or her contribution rate with respect to the current offering period; (iv) the current offering period shall end, and all rights pursuant thereto shall be exercised during the ten (10)-day period following September 30, 2023 (or, if earlier, the ten (10)-day period prior to the Effective Time) (such period, the “Purchase Period”) and any remaining contributions held in the participant accounts under the EUPP after the purchase of Partnership Common Units at the end of such Purchase Period and satisfaction of any applicable withholding obligations shall be returned to the participant (without interest) after the last business day of such Purchase Period, and (v) the EUPP shall terminate in its entirety as soon as reasonably practicable following the last business day of the Purchase Period and no further rights shall be granted or exercised under the EUPP thereafter. Notwithstanding any restrictions set forth pursuant to the EUPP, all Partnership Common Units purchased under the EUPP shall be treated in accordance with Section 2.1(a).

(e) The Partnership shall take any and all actions reasonably necessary to effectuate the transactions contemplated by this Section 5.6. Any amounts payable in connection with the Effective Time pursuant to Sections 5.6(a) or (b) shall be reduced by such amounts as are required to be withheld or deducted under the Code or any provision of state, local or foreign Tax Law with respect to the making of such payment or issuance, within ten (10) business days following the Effective Time, or such later date as may be necessary to avoid the imposition of additional taxes pursuant to Section 409A of the Code.

(f) As soon as practicable and in all events prior to the earlier to occur of (i) the Effective Time and (ii) December 31, 2023, the Partnership shall (x) terminate, with immediate effect, the Crestwood Operations LLC Annual Cash Bonus to Equity Plan (the “Cash-to-Equity Plan”) and all elections thereunder and (y) provide that, notwithstanding any election pursuant to the Cash-to-Equity Plan, all bonus payments with respect to the 2023 (and, if applicable, 2024) bonus years under the Partnership AIP shall be made solely in cash in accordance with Section 5.7(d).

(g) The Partnership shall take any and all actions reasonably necessary to effectuate the transactions contemplated by this Section 5.6.

Section 5.7 Employee Matters.

(a) Following the Effective Time and until the first anniversary of the Closing Date (or, if earlier, the date of termination of employment of an applicable Current Employee), Parent shall, or shall cause one of its Subsidiaries to, provide the individuals who are employed by the Partnership or any of its Subsidiaries immediately before the Effective Time (the “Current Employees”) and who continue employment during such time period with (i) annual base salary or hourly wage rate (as applicable) that are no less favorable than the annual base salary or hourly wage rate (as applicable) provided to such Current Employees immediately prior to the Effective Time and (ii) other compensation and employee benefits (excluding any defined benefit and supplemental pensions, and retiree or post-termination health or welfare benefits (collectively, the “Excluded Benefits”)) that are substantially comparable in the aggregate to the other compensation and employee benefits (subject to the same exclusions) provided to similarly situated employees of Parent and its Subsidiaries. In the event that, following the Effective Time and until the first anniversary of the Closing Date, a Current Employee’s employment is terminated by Parent or its Subsidiary without cause, as reasonably determined by Parent or its Subsidiary, such Current Employee shall be entitled to severance benefits pursuant to the formula set forth on Section 5.7(a) of the Partnership Disclosure Schedule, subject to such Current Employee’s execution of a customary release and waiver of claims; provided, that such Current Employee is not otherwise entitled to receive severance benefits under any employment, severance, change in control, retention or similar agreement or arrangement between such Current Employee and the Partnership or any of its affiliates.

(b) For purposes of vesting, eligibility to participate and, solely for vacation and paid time off policies and severance plans and policies, determining levels of benefits (but not, for the avoidance of doubt, for any purposes under any plan or program providing for Excluded Benefits) under the Benefit Plans of Parent and its Subsidiaries providing benefits (other than those providing Excluded Benefits) to any Current Employees after the Effective Time (the “New Plans”), each Current Employee shall be credited with his or her years of service with the Partnership and its Subsidiaries and their respective predecessors before the Effective Time, to the same extent and for the same purpose as such Current Employee was entitled, before the Effective Time, to credit for such service under any similar Partnership Benefit Plan in which such Current Employee participated or was eligible to participate immediately prior to the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits, compensation or coverage with respect to the same period of service. In addition, and without limiting the generality of the foregoing, for the plan year that includes the Closing Date, Parent shall, and shall cause its Subsidiaries (as applicable) to, use commercially reasonable efforts to provide that (i) each Current Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Partnership Benefit Plan in which such Current Employee participated immediately before the Effective Time (such plans, collectively, the “Old Plans”), (ii) for purposes of each New Plan providing medical, dental, pharmaceutical and/or vision benefits to any Current Employee cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such Current Employee and his or her covered dependents, unless and to the extent the individual, immediately prior to entry in the New Plans, was subject to the same such conditions under the comparable Old Plans, (iii) credit amounts paid under any Old Plan providing medical, dental, pharmaceutical and/or vision benefits under any corresponding New Plan for purposes of applying the corresponding deductibles, co-payments and out-of-pocket maximums as though such amounts had been paid in accordance with the terms and conditions of the New Plan with respect to the plan year in which the Effective Time occurs, and (iv) assume and honor all accrued, unused vacation and paid time off accrued by the Current Employees prior to the Effective Time. From and after the Effective Time, the Parent shall, and shall cause its Subsidiaries (as applicable) to, honor all obligations and rights under all employment and other agreements set forth on Section 5.7(b) of the Partnership Disclosure Schedule in effect on the date of this Agreement or otherwise entered into pursuant to the terms of this Agreement, if any, between the Partnership (or a Subsidiary thereof) and a Current Employee, it being understood that the foregoing shall not be construed to limit any amendments or terminations otherwise permitted by the terms of the applicable arrangements. For purposes of this Agreement, “Benefit Plans” means any (i) “employee benefit plan” (within the meaning of Section 3(3) of ERISA, whether or not subject to ERISA), (ii) bonus, incentive or deferred compensation, equity or equity-based compensation or phantom equity plan, program, policy, agreement or arrangement, including employer stock and incentive plans, (iii) severance, change in control, employment, individual consulting, retirement, retention or termination plan, program, agreement, policy or arrangement or (iv) other compensation or benefit plan, program, agreement, policy, practice, contract, arrangement or other obligation, whether or not in writing and whether or not subject to ERISA, including all bonus, cash or equity-based incentive, deferred compensation, equity purchase, health, medical, dental, disability, accident, life insurance, or vacation, paid time off, perquisite, fringe benefit, severance, change of control, retention, employment, separation, retirement, pension, or savings, plans, programs, policies, agreements or arrangements.

(c) If requested by Parent, subject to the terms of any such Partnership Benefit Plan and applicable Law, the Partnership shall (i) terminate any Partnership Benefit Plan qualified under Section 401(a) of the Code and containing a Code Section 401(k) cash or deferred arrangement (a “Partnership 401(k) Plan”), (ii) fully vest each Current Employee in his or her account balance in such Partnership 401(k) Plan, and (iii) make or cause to be made to the Partnership 401(k) Plan all employer contributions that would have been made on behalf of the Current Employees had the transaction contemplated by this Agreement not occurred, regardless of any service or end-of-year employment requirements, but prorated for the portion of the plan year that ends on the Closing Date, in each case, effective at least one day prior to the Closing Date (the “ERISA Effective Date”). Prior to the ERISA Effective Date, the Partnership shall provide Parent with unexecuted resolutions of its or, as applicable, its Subsidiary’s Board of Directors authorizing such termination and amending any such Partnership 401(k) Plan commensurate with its termination to the extent necessary to comply with all applicable Laws for Parent’s review and consent (such consent not to be unreasonably conditioned or withheld), and shall provide Parent with duly executed versions of such documentation no later than the ERISA Effective Date. The Partnership shall also take and/or cause its Subsidiaries to take such other actions in furtherance of the termination of each Partnership 401(k) Plan as Parent may reasonably require, including such actions as Parent may require prior to the Effective Time to support Parent obtaining a determination letter with respect to the termination of each Partnership 401(k) Plan following the ERISA Effective Date.

(d) If the Closing Date occurs prior to the time when annual incentive amounts for 2023 under the Partnership’s annual cash incentive program in effect on the date hereof and set forth on Section 3.9(a) of the Partnership Disclosure Schedule (the “Partnership AIP”) would normally be paid, the Current Employees eligible to participate in the Partnership AIP shall be eligible to receive an amount equal to the Current Employee’s target annual cash incentive amount under the Partnership AIP, as in effect immediately prior to the Closing Date (the “2023 Bonus Amount”). The 2023 Bonus Amount shall be paid by Parent or its Subsidiary at such time as the Partnership has historically paid annual incentive amounts in the ordinary course of business under the Partnership AIP, subject to such Current Employee remaining employed through the applicable payment date (or, if earlier, upon a termination of the Current Employee’s employment with the Partnership or its Subsidiaries by Parent, the Partnership or their respective Subsidiaries, as applicable, without cause, subject to the execution of a customary release of claims and acknowledgment that any such payment will be in satisfaction of, and not in addition to, any other contractual entitlement to pay the Current Employee an actual or prorated annual bonus in respect of calendar year 2023).

(e) Following the date of this Agreement and prior to the Closing Date, Parent shall, or shall cause its applicable Subsidiary to, adopt a severance plan with the terms set forth on Section 5.7(a) of the Partnership Disclosure Schedule; provided, that no employee shall be eligible to receive benefits under such plan with respect to a termination of employment occurring following the first anniversary of the Closing Date. Reasonably in advance of the Closing Date, Parent shall provide the Partnership with a copy of such severance plan and shall consider in good faith any reasonable comments provided by the Partnership thereon.

(f) Nothing in this Section 5.7 shall be construed as the establishment of an amendment of, or undertaking to amend, any Benefit Plan or to prevent the amendment, modification or termination of any Benefit Plan or any other compensation or benefit plan, program, policy, agreement or arrangement. Nothing in this Section 5.7 shall limit the right of Parent, the Surviving Entity or any of their Subsidiaries to terminate the employment of any Current Employee at any time, subject to any rights to severance or other separation benefits accrued as of the applicable termination date under a Partnership Benefit Plan. Without limiting the generality of Section 8.13, the provisions of this Section 5.7 are solely for the benefit of the parties to this Agreement, and no current or former director, officer, employee, other service provider or independent contractor or any other person shall be a third-party beneficiary of this Agreement, and nothing herein shall be construed as an amendment, modification or termination to any Partnership Benefit Plan, each Benefit Plan sponsored, maintained, contributed to or required to be contributed to by Parent or any of its Subsidiaries, or under which Parent or any of its Subsidiaries has any material liability (contingent or current), or other compensation or benefit plan, program, policy, agreement or arrangement (including any New Plan) for any purpose.

Section 5.8 Regulatory Approvals; Efforts.

(a) Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use (and shall cause its Subsidiaries and affiliates to use) its reasonable best efforts to promptly take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Regulatory Laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement, including using reasonable best efforts to: (i) obtain all necessary actions or nonactions, waivers, clearances, consents and approvals, including the Partnership Approvals and the Parent Approvals, from Governmental Entities and make all necessary registrations, notifications and filings and take other steps as may be necessary to obtain an action or nonaction, waiver, clearance, expiration of waiting period, consent or approval from, or to avoid an action or proceeding by, any Governmental Entity, in each case as promptly as practicable, (ii) obtain all necessary consents, approvals or waivers from third parties other than any Governmental Entity, in each case as promptly as reasonably practicable, and (iii) execute and deliver any additional instruments necessary to consummate the transactions contemplated by this Agreement.

(b) Subject to the terms and conditions herein provided and without limiting the foregoing, each party shall (i) as promptly as practicable (and in any event not more than ten (10) business days) after the date hereof, make an appropriate filing under the HSR Act, (ii) make available to the other party such information as the other party may reasonably request in order to make its HSR Act filing, (iii) keep the other party apprised of the status of matters relating to the completion of the transactions contemplated hereby, including promptly furnishing the other party with copies of notices or other communications or correspondence with any third party and/or any Governmental Entity (or members of their respective staffs) with respect to such transactions; and (iv) permit counsel for the other party a reasonable opportunity to review and provide comments on any proposed communication or submission to a Governmental Entity in connection with the transactions contemplated hereby thereon, and consider in good faith the views of the other party in connection therewith; provided that materials required to be provided pursuant to this Section 5.8(b) may be redacted (A) to remove references concerning valuation, (B) as necessary to comply with contractual arrangements, (C) as necessary to comply with applicable Law, and (D) as necessary to address reasonable privilege or confidentiality concerns; provided further, that a party may reasonably designate any competitively sensitive material provided to another party under this Section 5.8 as “Outside Counsel Only.” No party shall participate in any substantive meeting or discussion with any Governmental Entity in connection with the transactions contemplated by this Agreement unless it consults with the other party in advance and, to the extent not prohibited by such Governmental Entity, gives the other party the opportunity to attend and participate.

(c) In furtherance and not in limitation of the foregoing, each of Parent, Merger Sub and the Partnership shall use their reasonable best efforts to satisfy the conditions to Closing identified in Section 6.1 of this Agreement, including (i) making an appropriate response to any request for information or documentary material (including any “second request” under the HSR Act) regarding the transactions contemplated by this Agreement from any relevant Governmental Entity and (ii) using reasonable best efforts to assist and cooperate with the other party in doing all things necessary, proper or advisable to consummate and make effective the transactions as soon as reasonably practicable, and in any event, prior to the End Date.

(d) Notwithstanding anything to the contrary in this Agreement, Parent agrees, and shall cause its Subsidiaries and affiliates, to take any and all steps necessary to (and the Partnership agrees, and shall cause its Subsidiaries and affiliates, as necessary, to cooperate with Parent to) eliminate each and every impediment under any Antitrust Law that is asserted by any Governmental Entity or any other party so as to enable the parties hereto to close the transactions contemplated hereby no later than the End Date, including but not limited to defending through litigation on the merits any claim asserted in court by any party in order to avoid entry of, or to have vacated or terminated, any decree, order or judgment (whether temporary, preliminary or permanent) that would prevent the Closing from occurring no later than the End Date; provided, however, that such litigation in no way limits the other obligations of the parties; provided, further, that notwithstanding anything to the contrary contained in this Section 5.8 or otherwise in this Agreement, Parent shall not be required to, nor shall it be required to agree or consent to allow the Partnership to (and the Partnership shall not, without Parent’s prior written consent) (i) sell, divest, license, transfer or otherwise dispose of any businesses, assets, equity interest, product lines, or properties of any person, (ii) create, terminate, modify or amend any agreements, relationships, rights or obligations of any person, or (iii) accept any restriction on its freedom of action after Closing.

Section 5.9 Takeover Statutes. If any takeover law may become, or may purport to be, applicable to the Merger or any other transactions contemplated hereby, each of the Partnership and Parent shall grant such approvals and take such actions as are reasonably necessary so that the transactions contemplated hereby may be consummated as promptly as practicable on the terms contemplated hereby and otherwise act to eliminate or minimize the effects of such statute or regulation on the transactions contemplated hereby.

Section 5.10 Public Announcements. Except (a) following any Change of Recommendation or (b) with respect to action taken by the Partnership or the Board of Directors of the Partnership GP pursuant to, and in accordance with, Section 5.4, so long as this Agreement is in effect, Parent and the Partnership shall use reasonable best efforts to develop a joint communications plan and each party shall use reasonable best efforts to ensure that all press releases and other public statements with respect to the transactions contemplated hereby, to the extent they have not been previously issued or disclosed, shall be consistent with such joint communications plan. Unless otherwise required by applicable Law or by obligations pursuant to any listing agreement with or rules of any securities exchange, each party shall consult with each other before issuing any press release or public statement with respect to the Merger and, subject to the requirements of applicable Law or the rules of any securities exchange, shall not issue any such press release or public statement prior to such consultation. Each of Parent and the Partnership may issue a press release, reasonably acceptable to the other party, announcing this Agreement.

Section 5.11 Indemnification and Insurance.

(a) Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses for acts or omissions occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, now existing in favor of each current and former director, officer or employee of the Partnership, the Partnership GP or any of their Subsidiaries and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of the Partnership or any of its Subsidiaries (each, together with such person’s heirs, executors or administrators, an “Indemnified Party”) as provided in the respective certificates of limited partnership, partnership agreements, certificates of formation, limited liability company agreements of the Partnership or the Partnership GP or any of their respective Subsidiaries (including the Partnership Organizational Documents) or other organizational documents or in any agreement shall survive the Merger and shall continue in full force and effect. For a period of six (6) years from the Effective Time, Parent and the Surviving Entity shall maintain in effect any and all exculpation, indemnification and advancement of expenses provisions of the Partnership’s, the Partnership GP and any of their Subsidiaries’ certificates of limited partnership, partnership agreements, certificates of formation, limited liability company agreements, certificates of incorporation and bylaws or similar organizational documents in effect immediately prior to the Effective Time or in any indemnification agreements of the Partnership the Partnership GP or any of its Subsidiaries with any of their respective current or former Indemnified Parties in effect immediately prior to the Effective Time, and shall not amend, repeal or otherwise modify any such provisions or the exculpation, indemnification or advancement of expenses provisions of the Surviving Entity’s or in the Partnership GP’s certificate of formation and limited liability company agreement partnership agreement in any manner that would adversely affect the rights thereunder of any individuals who immediately before the Effective Time were current or former Indemnified Parties; provided, however, that all rights to indemnification in respect of any Action pending or asserted or any claim made within such period shall continue until the final disposition of such Action or resolution of such claim. From and after the Effective Time, Parent shall assume, be jointly and severally liable for, and honor, guaranty and stand surety for, and shall cause the Surviving Entity and its Subsidiaries to honor and perform, in accordance with their respective terms, each of the covenants contained in this Section 5.11 without limit as to time.

(b) Parent and the Surviving Entity shall jointly and severally, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing) each Indemnified Party, in each case against any costs or expenses (including advancing attorneys’ fees and expenses and other costs and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Indemnified Party to the fullest extent permitted by applicable Law; provided, however, that the Indemnified Party to whom expenses are advanced provides an undertaking to the extent required by the Partnership Organizational Documents or the Delaware LP Act to repay such amounts if it is ultimately determined that such person is not entitled to indemnification), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative and including any matters addressed by alternative dispute resolution mechanism(s) (an “Action”), arising out of, relating to or in connection with any action or omission by them in their capacities as such occurring or alleged to have occurred at or before the Effective Time (including acts or omissions in connection with such Indemnified Party serving as an officer, director, employee or other fiduciary of any entity if such service was at the request or for the benefit of the Partnership and in all cases including any matters pertaining or relating to this Agreement, the transactions contemplated hereby and any approvals, determinations or processes relating to the foregoing). In the event of any such Action, the Surviving Entity shall cooperate with the Indemnified Party in the defense of any such Action.

(c) The Partnership shall fully prepay and bind no later than immediately prior to the Closing, a “tail” insurance policy or policies with a claims period of at least six (6) years from and after the Effective Time with insurance companies with an A.M. Best rating of no less than A- for the persons who, as of the date of this Agreement, are covered by the existing directors’ and officers’ liability insurance policies and fiduciary liability insurance policies of the Partnership, the Partnership GP and their Subsidiaries with respect to matters existing or arising on or before the Effective Time; provided, however, that Parent shall not be required to pay annual premiums in excess of 300% of the last annual premium paid by the Partnership prior to the date hereof in respect of the coverages required to be obtained pursuant hereto, but in such case shall purchase as much coverage as reasonably practicable for such amount. Following the Closing, the Surviving Entity shall, and Parent shall cause the Surviving Entity to, maintain such “tail” policies in full force and effect, and continue to honor the obligations thereunder.

(d) Parent shall pay all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided in this Section 5.11.

(e) The rights of each Indemnified Party shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificates of limited partnership or partnership agreements or other organization documents of the Partnership or any of its Subsidiaries or the Surviving Entity, any other indemnification arrangement, the Delaware LP Act or otherwise.

(f) In the event Parent, the Surviving Entity or any of their respective successors or assigns (i) consolidates with or merges into any other person and shall not be the continuing or surviving entity or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Entity, as the case may be, shall assume the obligations of such party set forth in this Section 5.11. Nothing in this Agreement is intended to, shall be construed to or shall release, waive or impair any rights to directors’ and officers’ insurance claims under any policy that is or has been in existence with respect to the Partnership or any of its Subsidiaries or their respective officers, directors and employees, it being understood and agreed that the indemnification provided for in this Section 5.11 is not prior to, or in substitution for, any such claims under any such policies.

(g) The obligations of Parent and the Surviving Entity under this Section 5.11 shall not be terminated, amended or modified in any manner so as to adversely affect any Indemnified Party (including their successors, heirs and legal representatives) to whom this Section 5.11 applies without the consent of such Indemnified Party. It is expressly agreed that, notwithstanding any other provision of this Agreement that may be to the contrary, (i) the Indemnified Parties to whom this Section 5.11 applies shall be third-party beneficiaries of this Section 5.11, and (ii) this Section 5.11 shall survive consummation of the Merger and shall be enforceable by such Indemnified Parties and their respective successors, heirs and legal representatives against Parent and the Surviving Entity and their respective successors and assigns.

Section 5.12 Control of Operations. Without in any way limiting any party’s rights or obligations under this Agreement, the parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the

Partnership, directly or indirectly, the right to control or direct the other party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Partnership and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.13 Section 16 Matters. Prior to the Effective Time, Parent and the Partnership shall take all such steps as may be required to cause any dispositions of Partnership Units (including derivative securities with respect to Partnership Units) or acquisitions of Parent Units (including derivative securities with respect to Parent Units) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to the Partnership or will become subject to such reporting requirements with respect to Parent, to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14 Intended Tax Treatment.

(a) Parent and the Partnership each acknowledge and agree that, for U.S. federal and applicable state and local income tax purposes, the Merger is intended to be treated as an “assets-over” partnership merger transaction under Treasury Regulations Sections 1.708-1(c)(1) and 1.708-1(c)(3)(i) (and, solely with respect to Redemption Elections, Treasury Regulations Sections 1.708-1(c)(4) and 1.708-1(c)(5) (Example 5)) whereby the Partnership is intended to be the terminating partnership and Parent is intended to be the resulting partnership, and as a result, the Merger is intended to be treated for U.S. federal and applicable state and local income Tax purposes as (A) with respect to any holder of Partnership Preferred Units that receives cash in respect of a Redemption Election, a sale of any of its Partnership Preferred Units for which cash was received in respect of a Redemption Election, immediately followed by (B) a contribution of all of the assets and liabilities of the Partnership to Parent solely in exchange for interests in the resulting partnership (i.e., the Merger Consideration and Substantially Equivalent Units), immediately followed by (C) a liquidating distribution by the Partnership of such Merger Consideration and Preferred Consideration to the remaining partners of the Partnership (the “Intended Tax Treatment”). Unless required to do so as a result of a final “determination” as defined in Section 1313 of the Code, each of Parent and the Partnership will not (and will cause its respective affiliates not to) make any tax filings or otherwise take any position inconsistent with the Intended Tax Treatment and will (and will cause its respective affiliates to) cooperate with the other party to make any filings, statements or reports required to effect, disclose or report the Intended Tax Treatment.

(b) Each of Parent and the Partnership will (and will cause its respective affiliates to) use its reasonable best efforts to cause the Merger to properly be treated, and will not take or knowingly fail to take (and will cause its affiliates not to take or knowingly fail to take) any actions that would reasonably be expected to prevent or impede the Merger from being properly treated, in accordance with the Intended Tax Treatment. Each of Parent and the Partnership shall notify the other party promptly after becoming aware of any fact or circumstance that could reasonably be expected to (i) cause the Merger to fail to qualify for the Intended Tax Treatment or (ii) prevent or impede the receipt of any of the Required Tax Opinions as contemplated by Article VI.

(c) Each of Parent and the Partnership will use its reasonable best efforts and will reasonably cooperate with one another to obtain the opinions of counsel referred to in Section 6.1(d), Section 6.1(e), Section 6.2(d) and Section 6.3(c) (the “Required Tax Opinions”), which efforts shall include seeking and accepting an opinion of alternative counsel with nationally recognized expertise in publicly traded partnerships if the applicable counsel named in Section 6.1(d), Section 6.1(e), Section 6.2(d) or Section 6.3(c) is unavailable, unwilling or unable to timely render the applicable Required Tax Opinion. In connection therewith, (i) Parent shall deliver to requisite counsels one or more duly executed certificates containing such representations as shall be reasonably necessary or appropriate to enable such counsels to render the Required Tax Opinions, as applicable (the “Parent Tax Certificate”) and (ii) the Partnership shall deliver to requisite counsels one or more duly executed certificates containing such representations as shall be reasonably necessary or appropriate to enable such counsels to render the Required Tax Opinions, as applicable (the “Partnership Tax Certificate”), in each case dated as of the Closing Date (and, if requested, Parent and the Partnership shall deliver such certificates to requisite counsels in connection with any opinions to be filed in connection with the Form S-4, dated as of the date of such opinions), and Parent and the Partnership shall provide such other information as shall be reasonably requested by counsels for purposes of rendering the Required Tax Opinions (or any opinions to be filed in connection with the Form S-4).

Section 5.15 NYSE Listing. Parent shall cause the Parent Units to be issued in the Merger and such other Parent Units to be reserved for issuance in connection with the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

Section 5.16 Distributions. After the date of this Agreement, each of the Partnership and Parent shall coordinate with the other regarding the declaration of any distributions in respect of Parent Common Units and any distributions in respect of Partnership Units (other than the Special Distribution) and the record dates and payment dates relating thereto, it being the intention of the parties hereto that holders of Parent Common Units and Partnership Common Units shall not receive two (2) distributions or fail to receive one distribution, as applicable, in any quarter with respect to their Parent Common Units or Partnership Units (other than the Special Distribution) and any Parent Common Units any holder of Partnership Units receives in exchange therefor in the Merger.

Section 5.17 Treatment of Existing Indebtedness. Prior to or at the Closing, the Partnership shall deliver to Parent an executed payoff letter (a “Payoff Letter”), in a form and substance reasonably acceptable to Parent, from the lenders, or the administrative agent (or similar person) on behalf of the lenders, as applicable, under the Partnership Credit Agreement. Such Payoff Letter shall (a) confirm the aggregate outstanding principal amount and all accrued but unpaid interest, fees and other obligations required to be paid to fully satisfy all Partnership Indebtedness under the Partnership Credit Agreement, as of the Closing Date, (b) contain payment instructions, (c) provide for the satisfaction, release and discharge of the Partnership Indebtedness under the Partnership Credit Agreement and the agreement by such administrative agent or lenders to the release of all Liens (including mortgages) upon the payment of such amount in accordance with the payment instructions and (d) provide for the authorization to file Uniform Commercial Code termination statements upon the payment in full of the outstanding amounts under the Partnership Credit Agreement and releases as are reasonably necessary to release all Liens (including mortgages) created in connection with the Partnership Credit Agreement.

Section 5.18 Niobrara Notice of Change of Control. The Partnership shall, or shall cause Crestwood Midstream Partners LP (“Crestwood Midstream”) to, deliver to CN Jackalope Holdings, LLC (and any transferee) (“Jackalope”) notice of this Agreement and the transactions contemplated hereby, including the Merger, in accordance with the Niobrara LLC Agreement. If Jackalope delivers a Change of Control Redemption Notice (as defined in the Niobrara LLC Agreement) to Crestwood Midstream in accordance with the Niobrara LLC Agreement, Crestwood Midstream shall, within five (5) business days following receipt of such Change of Control Redemption Notice, deliver a Consideration Election Notice (as defined in the Niobrara LLC Agreement) to Jackalope electing to redeem the then-outstanding Series A Preferred Units for cash. Pursuant to the terms of Section 4.06(b) of the Niobrara LLC Agreement and the foregoing, the Partnership shall, and shall cause Crestwood Midstream to, redeem simultaneously with the Closing the Series A Preferred Units for which a Change of Control Redemption Notice was delivered in accordance with the Niobrara LLC Agreement and which remain outstanding as of Closing.

Section 5.19 Partnership GP Cash Election. On or promptly following the date hereof, the Partnership shall cause the Partnership GP to elect that any holder of Partnership Preferred Units that properly makes a Redemption Election shall receive the consideration therefor in cash, pursuant to and in accordance with the terms of Section 5.8 of the Existing Partnership Agreement.

Section 5.20 Obligations of Merger Sub and the Surviving Entity. Parent shall take all action necessary to cause Merger Sub and the Surviving Entity to perform their respective obligations under this Agreement.

Section 5.21 Further Actions of Parent GP. Parent GP shall take all action necessary to establish and effect the issuance of the Substantially Equivalent Units, including amending the Parent Organizational Documents, as necessary, in a form reasonably acceptable to the Partnership.

Section 5.22 Pre-Closing Transactions. Notwithstanding anything to the contrary in this Agreement, prior to the Closing, the Partnership shall (a) cause Crestwood Gas Services GP LLC to make an election on Internal Revenue Service Form 8832 to become classified as an entity disregarded as separate from the Partnership for U.S. federal income tax purposes, effective on or prior to the Closing Date and (b) upon mutual agreement by Parent and the Partnership, cause the dissolution of Crestwood Partners LLC under applicable state Law (including the making of a liquidating distribution of all of its assets to its members) or other transaction that causes Crestwood Partners LLC to cease to be treated as a regarded entity for U.S. federal income tax purposes.

Section 5.23 Partnership Preferred Units. If requested by Parent, the Partnership and Partnership GP shall use its and their commercially reasonable efforts, or otherwise use its and their commercially reasonable efforts to reasonably cooperate with Parent in respect of any plans of Parent, to (a) commence one or more tender offers to purchase any or all of the outstanding Partnership Preferred Units prior to the Closing Date for cash (the “Offer to Purchase”), the settlement of which, will be contingent on the Closing and (b) conduct one or more consent solicitations to obtain from the requisite unitholders thereof consent to certain amendments to the terms of the Partnership Preferred Units (the “Consent Solicitation”), which amendments will be contingent on the Closing. Any Offer to Purchase and Consent Solicitation shall be made on terms and conditions (including price to be paid) as are reasonably proposed by Parent, are reasonably acceptable to the Partnership and are permitted by and in compliance with or required by the terms of the Existing Partnership Agreement and applicable Laws, including applicable rules and regulations of the SEC. Subject to the receipt of the requisite consents, in connection with the Consent Solicitation, the Partnership and Partnership GP shall enter into an amendment to the Existing Partnership Agreement amending the terms and provisions of the Partnership Preferred Units in accordance with the terms described in the Consent Solicitation, which such amendment shall not become effective until the Closing Date. To the extent reasonably requested by Parent, the Partnership and Partnership GP shall provide reasonable and customary assistance, at Parent’s sole cost and expense, in connection therewith, including using commercially reasonable efforts to (i) take any actions reasonably necessary or appropriate to be taken to issue conditional notices of offers to purchase the Partnership Preferred Units or other documents necessary to commence the Offer to Purchase and/or the Consent Solicitation, as the case may be, regarding the Partnership Preferred Units, (ii) cause the Partnership’s independent accountants (and certified independent auditors of any entity recently acquired of whose financial statements would be required to be included in order for a registration statement on Form S-1 filed by the Partnership to be declared effective) to provide customary consents for use of their reports and to provide customary comfort letters (including “negative assurances” comfort) for the financial information relating to the Partnership (including any entity recently acquired by the Partnership), in each case, to the extent required in connection with the Offer to Purchase and Consent Solicitation, (iii) cause the Partnership’s Representatives to furnish any customary certificates, legal opinions or negative assurance letters in connection with the Offer to Purchase and Consent Solicitation, (iv) provide reasonable cooperation to any dealer managers, solicitation agent, information agent, depositary or similar agents retained in connection with the Offer to Purchase and Consent Solicitation in connection with their related diligence or any other activities related to the Offer to Purchase and Consent Solicitation, including providing access to documentation reasonably requested by such persons, and (v) provide reasonable assistance in the preparation of customary documentation, including any tender offer statements, prospectuses, offers to purchase or similar documents (which may incorporate, by reference, periodic and current reports filed by the Partnership with the SEC) in compliance with applicable Laws, including applicable rules and regulations of the SEC. Any dealer manager, solicitation agent, information agent, depositary or other agent retained in connection with the Offer to Purchase and Consent Solicitation will be selected by Parent and be reasonably acceptable to the Partnership and the fees and expenses of such agents will be paid directly by Parent. Parent shall (x) promptly, upon request by the Partnership, reimburse the Partnership for all reasonable and documented out-of-pocket costs and expenses (including attorneys’ fees and fees and expenses of the Partnership’s accounting firms engaged to assist in connection with the Offer to Purchase and Consent Solicitation, including performing additional requested procedures, reviewing any offering documents, participating in any meetings and providing any comfort letters) incurred by the Partnership or any of its Subsidiaries; and (y) indemnify and hold harmless the Partnership, its Subsidiaries and their respective Representatives from and against any and all losses, damages, claims, costs or expenses actually suffered or incurred by any of them in connection with the Offer to Purchase and Consent Solicitation other than any such losses, damages, claims, costs or expenses (i) arising from the use of information provided by the Partnership, its Subsidiaries or their respective Representatives or (ii) which are found by a court of competent jurisdiction to have resulted from fraud, intentional misrepresentation, willful misconduct or gross negligence of the Partnership, its Subsidiaries or their respective Representatives. For avoidance of doubt, the respective obligations of each party to effect the Merger shall not in any way be conditioned on the success of the Offer to Purchase and Consent Solicitation.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligations of each party to effect the Merger shall be subject to the fulfillment (or waiver by all parties, to the extent permissible under applicable Law) at or prior to the Effective Time of the following conditions:

(a) The Partnership Unitholder Approval shall have been obtained in accordance with applicable Law and the Partnership Organizational Documents;

(b) No Law or agreement with any Governmental Entity shall be in effect, in each case that prohibits or prevents the consummation of the Merger or the other transactions contemplated by this Agreement;

(c) All waiting periods (and extensions thereof) applicable to the Merger or the other transactions contemplated by this Agreement under the HSR Act shall have expired or been terminated;

(d) Parent shall have received an opinion of Kirkland & Ellis LLP (or, if Kirkland & Ellis LLP is unable or unwilling to render (or timely render) such an opinion, the written opinion of another nationally recognized counsel as may be reasonably acceptable to Parent) dated as of the Closing Date to the effect that (i) at least 90% of the gross income of Parent for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code and (ii) at least 90% of the combined gross income of each of Parent and the Partnership for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, Kirkland & Ellis LLP or such other counsel shall be entitled to receive and rely upon the Parent Tax Certificate, the Partnership Tax Certificate and any other representations, warranties and covenants of officers of Parent and the Partnership and any of their respective affiliates as to such matters as such counsel may reasonably request;

(e) The Partnership shall have received an opinion of Vinson & Elkins L.L.P. (or, if Vinson & Elkins L.L.P. is unable or unwilling to render (or timely render) such an opinion, the written opinion of another nationally recognized counsel as may be reasonably acceptable to Partnership) dated as of the Closing Date to the effect that at least 90% of the gross income of the Partnership for all of the calendar year that immediately precedes the calendar year that includes the Closing Date and each calendar quarter of the calendar year that includes the Closing Date for which the necessary financial information is available is from sources treated as “qualifying income” within the meaning of Section 7704(d) of the Code. In rendering such opinion, Vinson & Elkins L.L.P. or such other counsel shall be entitled to receive and rely upon the Partnership Tax Certificate, the Parent Tax Certificate and any other representations, warranties and covenants of officers of the Partnership and any of its respective affiliates as to such matters as such counsel may reasonably request; and

(f) The Form S-4 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

Section 6.2 Conditions to Obligation of the Partnership to Effect the Merger. The obligation of the Partnership to effect the Merger is further subject to the fulfillment (or waiver by the Partnership) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of Parent and Merger Sub set forth in (i) this Agreement (other than in Section 4.2(a), the first sentence of Section 4.2(g) and Section 4.9(b)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Parent Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, (ii) Section 4.2(a) and the first sentence of Section 4.2(g) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any immaterial inaccuracies, and (iii) Section 4.9(b) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) or (iii), as applicable) only as of such date or period;

(b) Parent shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) Parent shall have delivered to the Partnership a certificate, dated the Closing Date and signed by the Chief Executive Officer or another senior officer of Parent GP, certifying to the effect that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied;

(d) The Partnership shall have received an opinion of Vinson & Elkins L.L.P. (or, if Vinson & Elkins L.L.P. is unable or unwilling to render such an opinion, the written opinion of another nationally recognized counsel as may be reasonably acceptable to Partnership) dated as of the Closing Date to the effect that for U.S. federal income tax purposes (i) the Partnership should not recognize any income or gain as a result of the Merger and (ii) no gain or loss should be recognized by holders of Partnership Common Units (in their capacity as holders of Partnership Common Units) and Partnership Preferred Units (in their capacity as holders of Partnership Preferred Units) as a result of the Merger (in the case of each of clause (i) and (ii), other than any gain or loss resulting from (A) any decrease in a holder’s share of partnership liabilities pursuant to Section 752 of the Code, (B) the receipt of cash in lieu of fractional Parent Common Units pursuant to Section 2.4(d), (C) the receipt of cash pursuant to a Special Distribution, (D) the receipt of cash in exchange for Partnership Preferred Units that are redeemed pursuant to Section 2.1(c) or Section 5.23 (E) a disguised sale attributable to contributions of cash or other property to the Partnership on or after the date of this Agreement and prior to the Effective Time, (F) any distribution of cash or property by Parent (other than to the extent such distribution qualifies as an “operating cash flow distribution” within the meaning of Treasury Regulations Section 1.707-4(b)(2)), (G) the withholding provisions of Section 2.5, (H) the application of Section 897, 1445 or 1446 of the Code and the Treasury Regulations thereunder to any non-U.S. holder of Partnership Units that has beneficially owned more than five percent of such class of Partnership Units at any time during the five-year period ending on the Closing Date, (I) the enactment or amendment of special gain recognition rules applicable to persons that hold Partnership Units received in exchange for “applicable partnership interests” (as defined in Section 1061 of the Code) or (J) the transactions contemplated by Section 5.22). In rendering such opinion, Vinson & Elkins L.L.P. or such other counsel shall be entitled to receive and rely upon the Partnership Tax Certificate, the Parent Tax Certificate and any other representations, warranties and covenants of officers of the Partnership, Parent and any of their respective affiliates as to such matters as such counsel may reasonably request;

(e) The Parent Units to be issued in the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance; and

(f) There shall not have occurred since the date of this Agreement a Parent Material Adverse Effect.

Section 6.3 Conditions to Obligation of Parent to Effect the Merger. The obligation of Parent to effect the Merger is further subject to the fulfillment (or the waiver by Parent) at or prior to the Effective Time of the following conditions:

(a) The representations and warranties of the Partnership set forth in (i) this Agreement (other than in Section 3.2(a), the first sentence of Section 3.2(e) and Section 3.10(b)) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except where such failures to be so true and correct (without regard to “materiality,” Partnership Material Adverse Effect and similar qualifiers contained in such representations and warranties) would not, in the aggregate, reasonably be expected to have a Partnership Material Adverse Effect, (ii) Section 3.2(a) and the first sentence of Section 3.2(e) shall be true and correct at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date, except for any immaterial inaccuracies, and (iii) Section 3.10(b) shall be true and correct both at and as of the date of this Agreement and at and as of the Closing Date as though made at and as of the Closing Date; provided, however, that representations and warranties that are made as of a particular date or period shall be true and correct (in the manner set forth in clauses (i), (ii) and (iii), as applicable) only as of such date or period;

(b) The Partnership shall have in all material respects performed all obligations and complied with all covenants required by this Agreement to be performed or complied with by it prior to the Effective Time;

(c) Parent shall have received an opinion of Kirkland & Ellis LLP (or, if Kirkland & Ellis LLP is unable or unwilling to render such an opinion, the written opinion of another nationally recognized counsel as may be reasonably acceptable to Parent) dated as of the Closing Date to the effect that for U.S. federal income tax purposes (i) Parent should not recognize any income or gain as a result of the Merger and (ii) no gain or loss should be recognized by holders of Parent Common Units (in their capacity as holders of Parent Common Units) immediately prior to the Merger as a result of the Merger (other than any gain or loss resulting from any decrease in a holder’s share of partnership liabilities pursuant to Section 752 of the Code). In rendering such opinion, Kirkland & Ellis LLP shall be entitled to receive and rely upon the Parent Tax Certificate, the Partnership Tax Certificate and any other representations, warranties and covenants of officers of Parent, the Partnership and any of their respective affiliates as to such matters as such counsel may reasonably request;

(d) The Partnership shall have delivered to Parent a certificate, dated the Closing Date and signed by its Chief Executive Officer or another senior officer, certifying to the effect that the conditions set forth in Section 6.3(a) and Section 6.3(b) have been satisfied; and

(e) There shall not have occurred since the date of this Agreement a Partnership Material Adverse Effect.

Section 6.4 Frustration of Closing Conditions. Neither the Partnership nor Parent may rely, either as a basis for not consummating the Merger or terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 6.1, Section 6.2 or Section 6.3, as the case may be, to be satisfied if such failure was caused by such party’s fraud or Willful Breach of any representation, warranty, covenant or agreement in this Agreement.

ARTICLE VII

TERMINATION

Section 7.1 Termination or Abandonment. Notwithstanding anything in this Agreement to the contrary, this Agreement may be terminated and abandoned at any time prior to the Effective Time, whether before or after Partnership Unitholder Approval has been obtained:

(a) by the mutual written consent of the Partnership and Parent;

(b) by either the Partnership or Parent, if the Merger shall not have been consummated on or prior to the End Date. For purposes of this Agreement, the “End Date” shall be December 31, 2023 as may be extended as follows:

(i) on or prior to 5:00 p.m. Central time on the business day immediately preceding the then-applicable End Date, Parent shall provide the Partnership with a written notification as to whether or not Parent will agree to extend the application and effectiveness of the covenant set forth in Section 5.2(b)(F) for a period designated in such notice of no less than 45 days and up to August 16, 2024 (the date so specified, the “Covenant Extension Date”), which extension shall be binding on Parent. If Parent extends the application and effectiveness of the covenant set forth in Section 5.2(b)(F), the End Date shall be extended to the Covenant Extension Date, and the Covenant Extension Date shall thereafter be deemed the End Date. Parent’s right to extend the End Date pursuant to this Section 7.1(b)(i) may be exercised no more than four (4) times;

(ii) the Partnership may extend the End Date for a period of no less than 45 days and up to August 16, 2024, by delivery of a written notice to Parent at or prior to 11:59 p.m. Central time on the then-applicable End Date, which date so chosen by the Partnership and set forth in the written notice shall thereafter be deemed the End Date. The Partnership’s right to extend the End Date pursuant to this Section 7.1(b)(ii) may be exercised no more than four (4) times;

(iii) if the End Date has been extended pursuant to either Section 7.1(b)(i) or Section 7.1(b)(ii), or a combination thereof, to August 16, 2024, and if all of the conditions to Closing, other than the conditions set forth in Section 6.1(b) or Section 6.1(c), shall have been satisfied or waived or shall be capable of being satisfied at such time (other than those conditions that by their nature are to be satisfied at the Closing), then (A) Parent may extend the End Date to November 16, 2024 by delivery of a written notice to the Partnership at or prior to 5:00 p.m. Central time on August 16, 2024 so long as Parent agrees in such notice to extend the application and effectiveness of the covenant in Section 5.2(b)(F) through November 16, 2024, and (B) the Partnership may extend the End Date to November 16, 2024 by delivery of a written notice to Parent at or prior to 11:59 p.m. Central time on August 16, 2024, which date shall thereafter be deemed to be the End Date; and

(iv) the right to terminate this Agreement pursuant to this Section 7.1(b) shall not be available to a party if the failure of the Closing to occur by such date shall be due to the material breach by such party of any representation, warranty, covenant or other agreement of such party set forth in this Agreement;

(c) by either the Partnership or Parent, if an injunction or other Law shall have been issued, entered, enacted, promulgated or become effective permanently restraining, enjoining or otherwise prohibiting or making illegal the consummation of the Merger and such injunction or other Law has become final and nonappealable; provided, however, that the right to terminate this Agreement under this Section 7.1(c) shall not be available to a party if such injunction was due to the failure of such party to perform any of its obligations under this Agreement;

(d) by either the Partnership or Parent, if the Partnership Unitholders’ Meeting (including any adjournments or postponements thereof) shall have concluded, at which a vote upon the adoption of this Agreement was taken, and the Partnership Unitholder Approval shall not have been obtained;

(e) by the Partnership, if Parent or Merger Sub shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.2(a) or Section 6.2(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, is not cured by Parent or Merger Sub within 30 days after receiving written notice from the Partnership describing such breach or failure in reasonable detail (provided that the Partnership is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(f) by Parent, if the Partnership shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) if it occurred or was continuing to occur on the Closing Date, would result in a failure of a condition set forth in Section 6.3(a) or Section 6.3(b) and (ii) by its nature, cannot be cured prior to the End Date or, if such breach or failure is capable of being cured by the End Date, is not cured by the Partnership within 30 days after receiving written notice from Parent describing such breach or failure in reasonable detail (provided that Parent or Merger Sub is not then in material breach of any representation, warranty, covenant or other agreement contained herein);

(g) by Parent, prior to the Partnership Unitholder Approval in the event of (i) a Change of Recommendation or (ii) a Willful Breach by the Partnership of any of its obligations under Section 5.4; and

(h) by the Partnership, before the Partnership Unitholder Approval has been obtained, in order to enter into a definitive agreement with respect to a Superior Offer; provided that the Partnership shall have contemporaneously with such termination tendered payment to Parent of the Partnership Breakup Fee pursuant to Section 7.3(a).

Section 7.2 Effect of Termination. In the event of termination of this Agreement pursuant to Section 7.1, this Agreement shall terminate (except for the provisions of this Section 7.2, Section 7.3 and Article VIII), and there shall be no other liability on the part of the Partnership or Parent to the other except as provided in Section 7.3 and, subject to Section 7.3(e), liability arising out of or the result of, a party’s fraud or any Willful Breach of any covenant or agreement in this Agreement occurring prior to termination or as provided for in the Confidentiality Agreement, in which case the aggrieved party shall be entitled to all rights and remedies available at law or in equity.

Section 7.3 Breakup Fee.

(a) If this Agreement is terminated by the Partnership pursuant to Section 7.1(h) [Superior Offer], then the Partnership shall pay to Parent the Partnership Breakup Fee contemporaneously with and as a condition to such termination, by wire transfer of same day federal funds to the account specified by Parent.

(b) If this Agreement is terminated by Parent pursuant to Section 7.1(g)(i) [Change of Recommendation] or Section 7.1(g)(ii) [Willful Breach of Non-Solicit], then the Partnership shall pay to Parent within three (3) business days after the date of termination, the Partnership Breakup Fee, by wire transfer of same day federal funds to the account specified by Parent.

(c) If (i) this Agreement is terminated by Parent pursuant to Section 7.1(f) [Breach of Representation or Failure to Perform Covenant], so long as the breach giving rise to the right to terminate this Agreement pursuant to Section 7.1(f) was the Partnership’s failure to call and hold a Partnership Unitholders’ Meeting in violation of its obligations under Section 5.5(b), prior to such termination and after the date of this Agreement, any person (other than Parent, Merger Sub or any of their respective affiliates) shall have made an Acquisition Proposal, which shall have been publicly announced or disclosed or otherwise communicated to the Board of Directors of the Partnership GP and not have been withdrawn prior to such termination and (ii) if within twelve (12) months after such termination of this Agreement, the Partnership shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve-month period), an Acquisition Transaction, then the Partnership shall pay to Parent an amount equal to the Partnership Breakup Fee, by wire transfer of same day federal funds to the account specified by Parent, on the earlier of the public announcement of the Partnership’s entry into such agreement or the consummation of any such Acquisition Transaction. Solely for purposes of this Section 7.3(c), “Acquisition Transaction” shall have the meaning ascribed thereto in Section 5.4, except that all references to twenty-five percent (25%) shall be changed to fifty percent (50%).

(d) If (i) this Agreement is terminated by the Partnership or Parent pursuant to Section 7.1(d) [No Partnership Unitholder Approval], (ii) prior to the Partnership Unitholders’ Meeting, any person (other than Parent, Merger Sub or any of their respective affiliates) shall have made an Acquisition Proposal, which shall have been publicly announced or publicly disclosed or otherwise communicated to the holders of Partnership Units and not have been withdrawn prior to the Partnership Unitholders’ Meeting, and (iii) if within twelve (12) months after such termination of this Agreement, the Partnership shall have consummated, or shall have entered into an agreement to consummate (which may be consummated after such twelve-month period), an Acquisition Transaction, then the Partnership shall pay to Parent an amount equal to the Partnership Breakup Fee, by wire transfer of same day federal funds to the account specified by Parent, on the earlier of the public announcement of the Partnership’s entry into such agreement or the consummation of any such Acquisition Transaction. Solely for purposes of this Section 7.3(d), “Acquisition Transaction” shall have the meaning ascribed thereto in Section 5.4, except that all references to twenty-five percent (25%) shall be changed to fifty percent (50%).

(e) Upon payment of the Partnership Breakup Fee to Parent pursuant to Sections 7.3(a), 7.3(b), 7.3(c) or 7.3(d), the Partnership shall not have any further liability with respect to this Agreement or the transactions contemplated hereby to Parent or its unitholders; provided that nothing herein shall release the Partnership from liability arising out of or the result of fraud. The parties acknowledge and agree that in no event shall the Partnership be required to pay the Partnership Breakup Fee on more than one occasion. In addition, the parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement and are not a penalty, and that, without these agreements, neither party would enter into this Agreement. If the Partnership fails to pay promptly the amounts due pursuant to this Section 7.3, the Partnership will also pay to Parent interest on the unpaid amount under this Section 7.3, accruing from its due date, at an interest rate per annum equal to two (2) percentage points in the excess of the prime commercial lending rate quoted by The Wall Street Journal and the reasonable out-of-pocket expenses (including legal fees) in connection with any action taken to collect payment. Any change in the interest rate hereunder resulting from a change in such prime rate will be effective at the beginning of the date of such change in such prime rate.

ARTICLE VIII

MISCELLANEOUS

Section 8.1 No Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Merger, except for covenants and agreements which contemplate performance after the Effective Time or otherwise expressly by their terms survive the Effective Time. Effective upon the Closing, the Partnership and Parent, on behalf of themselves and each of their respective affiliates (each, a “Releasor”), shall irrevocably release, waive and discharge, to the fullest extent permitted by Law, each other Releasor and their respective equityholders, officers, directors, managers, employees, agents, partners, members, counsel, accountants, financial advisors, consultants, other advisors, successors and assigns from any and all obligations and liabilities of any kind or nature whatsoever (including any obligations or liabilities under any Environmental Law), as to facts, conditions, transactions, events or circumstances prior to the Closing that in any way arise out of, are in connection with their respective businesses, assets, liabilities, and operations; provided that the foregoing release shall not apply to (a) obligations of Parent or the Partnership pursuant to this Agreement or any other agreement, certificate or instrument being executed and delivered pursuant to or in connection with this Agreement or (b) any matter, cause or event solely occurring after the Closing.

Section 8.2 Expenses. Except as set forth in Section 7.3, whether or not the Merger is consummated, all costs and expenses incurred in connection with the Merger, this Agreement and the transactions contemplated hereby shall be paid by the party incurring or required to incur such expenses, except that (a) fees and expenses incurred in connection with the printing, filing and mailing of the Proxy Statement/Prospectus and Form S-4 (including applicable SEC filing fees) and (b) filings fees payable under the HSR Act shall be borne by Parent.

Section 8.3 Counterparts; Effectiveness. This Agreement may be executed in two or more counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (by telecopy, electronic delivery or otherwise) to the other parties. Signatures to this Agreement transmitted by facsimile transmission, by electronic mail in “portable document format” (“.pdf”) form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

Section 8.4 Governing Law. This Agreement, and all claims or causes of action (whether at Law, in contract or in tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance hereof, shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware.

Section 8.5 Jurisdiction; Specific Enforcement. The parties agree that irreparable damage, for which monetary damages would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed, or were threatened to be not performed, in accordance with their specific terms or were otherwise breached. It is accordingly agreed that, in addition to any other remedy that may be available to it at law or in equity, each of the parties shall be entitled to an injunction or injunctions or equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), and all such rights and remedies at law or in equity shall be cumulative, except as may be limited by Section 7.3. The parties further agree that no party to this Agreement shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5 and each party waives any objection to the imposition of such relief or any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding relating to or arising out of this Agreement and the rights and obligations hereunder, or for recognition and enforcement of any judgment relating to or arising out of this Agreement and the rights and obligations hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware). Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to or arising out of this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above named courts, (b) any claim that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) to the fullest extent permitted by the applicable Law, any claim that (i) the suit, action or proceeding in such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. To the fullest extent permitted by applicable Law, each of the parties hereto hereby consents to the service of process in accordance with Section 8.7; provided, however, that nothing herein shall affect the right of any party to serve legal process in any other manner permitted by Law.

Section 8.6 WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW, ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY ACTION OR PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

Section 8.7 Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given (a) personal delivery to the party to be notified; (b) when sent by email (in which case effectiveness shall be the earlier of (i) upon email confirmation of receipt by the receiving party (excluding out-of-office or other similar automated replies) or (ii) in the event that an email confirmation of receipt is not delivered, if such email is sent prior to 5:00 p.m. Central Time on a business day, on such business day, and if such email is sent on or after 5:00 p.m. Central Time on a business day or sent on a calendar day other than a business day, the next business day); (c) when received by facsimile by the party to be notified, provided, however, that notice given by facsimile shall not be effective unless either (i) a duplicate copy of such fax notice is promptly given by one of the other methods described in this Section 8.7 or (ii) the receiving party delivers a written confirmation of receipt for such notice either by fax or any other method described in this Section 8.7; (d) upon receipt after dispatch by registered or certified mail, postage prepaid or (e) when delivered by a courier (with confirmation of delivery) to the party to be notified, in each case, at the following address:

To Parent or Merger Sub:

Energy Transfer LP

8111 Westchester Drive

Suite 700, Dallas, Texas

Attention:	James M. Wright
Email:	Jim.Wright@energytransfer.com

with copies to:

Kirkland & Ellis LLP

609 Main Street

Houston, Texas 77002

Attention:	Debbie P. Yee, P.C.
Sean T. Wheeler, P.C.
Camille E. Walker
Email:	debbie.yee@kirkland.com
sean.wheeler@kirkland.com
camille.walker@kirkland.com

To the Partnership:

Crestwood Equity Partners LP

2440 Pershing Road, Suite 600

Kansas City, MO 64108

Attention:	Michael Post
Email:	mike.post@crestwoodlp.com

with copies to:

Vinson & Elkins L.L.P.

845 Texas Avenue

Suite 4700

Houston, Texas 77002

Attention:	Sarah Morgan; Stephen M. Gill; E. Ramey Layne
Email:	smorgan@velaw.com; sgill@velaw.com; rlayne@velaw.com

or to such other address as any party shall specify by written notice so given, and such notice shall be deemed to have been delivered as of the date so telecommunicated or personally delivered. Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided, however, that such notification shall only be effective on the date specified in such notice or five (5) business days after the notice is given, whichever is later. Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8 Assignment; Binding Effect. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned or delegated by any of the parties hereto without the prior written consent of the other parties; provided, however, that (a) Merger Sub may assign any of its rights and delegate any of its obligations hereunder to a wholly owned direct or indirect Subsidiary of Parent without the prior written consent of the Partnership, but no such assignment shall relieve Merger Sub of any of its obligations hereunder, and (b) Parent may assign any of its rights (but not delegate any of its obligations) under this Agreement to one or more wholly owned direct or indirect subsidiaries of Parent without the prior written consent of the Partnership, so long as, in each of clause (a) and (b), such assignment does not delay the Closing. Subject to the first sentence of this Section 8.8, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. Any purported assignment not permitted under this Section shall be null and void.

Section 8.9 Severability. Any term or provision of this Agreement which is held to be invalid or unenforceable in a court of competent jurisdiction shall be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement. Upon such a determination, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner in order that the transaction contemplated hereby are consummated as originally contemplated to the fullest extent possible. If any provision of this Agreement is so broad as to be unenforceable, such provision shall be interpreted to be only so broad as is enforceable.

Section 8.10 Entire Agreement. This Agreement together with the exhibits hereto, schedules hereto and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof, and this Agreement is not intended to grant standing to any person other than the parties hereto.

Section 8.11 Amendments; Waivers. At any time prior to the Effective Time, any provision of this Agreement may be amended or waived if, and only if, such amendment or waiver is in writing and signed, in the case of an amendment, by the Partnership, Parent and Merger Sub or, in the case of a waiver, by the party against whom the waiver is to be effective; provided, however, that after receipt of Partnership Unitholder Approval, if any such amendment or waiver shall by applicable Law or in accordance with the rules and regulations of the NYSE require further approval of the unitholders of the Partnership, the effectiveness of such amendment or waiver shall be subject to the approval of the unitholders of the Partnership. Notwithstanding the foregoing, no failure or delay by any party hereto in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder.

Section 8.12 Headings. Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever. The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

Section 8.13 No Third-Party Beneficiaries. Each of Parent, Merger Sub and the Partnership agrees that (a) their respective representations, warranties, covenants and agreements set forth herein are solely for the benefit of the Partnership or Parent and Merger Sub, as applicable, in accordance with and subject to the terms of this Agreement, and (b) except for (i) the provisions of Section 5.6, Section 5.11 and Section 8.1, and (ii) the right of the Partnership’s unitholders to receive the Merger Consideration or Preferred Consideration, as applicable, on the terms and conditions of this Agreement, this Agreement is not intended to, and does not, confer upon any person other than the parties hereto any rights or remedies hereunder, including the right to rely upon the representations and warranties set forth herein.

Section 8.14 Interpretation. When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, unless the context otherwise requires. All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such term. References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder, and any statute defined or referred to herein or in any agreement or instrument referred to herein shall mean such statute as from time to time amended, modified or supplemented, including by succession of comparable successor statutes. Each of the parties has participated in the drafting and negotiation of this Agreement. If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.15 Definitions.

(a) As used in this Agreement:

(i) “affiliate” means, with respect to a specified person, any other person, whether now in existence or hereafter created, directly or indirectly controlling, controlled by or under direct or indirect common control with such specified person. For purposes of this definition and the definition of Subsidiary, “control” (including, with correlative meanings, “controlling,” “controlled by” and “under common control with”) means, with respect to a person, the power to direct or cause the direction of the management and policies of such person, directly or indirectly, whether through the ownership of equity interests, including but not limited to voting securities, by contract or agency or otherwise. Notwithstanding the foregoing, none of USA Compression Partners, LP, Sunoco LP or their respective Subsidiaries shall be deemed affiliates of Parent or any of Parent’s other Subsidiaries.

(ii) “Antitrust Law” means the Sherman Act of 1890, the Clayton Act of 1914, the HSR Act, the Federal Trade Commission Act, and all other federal, state, local and foreign statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

(iii) “business day” means any day other than a Saturday, a Sunday or a legal holiday for commercial banks in New York, New York.

(iv) “Conversion Ratio” has the meaning given to such term in the Existing Partnership Agreement.

(v) “Emergency” means any sudden, unexpected or abnormal event which causes, or risks causing, imminent and substantial physical damage to or the endangerment of the safety of any property, imminent and substantial endangerment of health or safety of any person, or death or injury to any person, or imminent and substantial damage to the environment, in each case, whether caused by war (whether declared or undeclared), acts of terrorism, weather events, epidemics, outages, explosions, blockades, insurrections, riots, landslides, earthquakes, storms, hurricanes, lightning, floods, extreme cold or freezing, extreme heat, washouts, acts of Governmental Entities, including, but not limited to, confiscation or seizure, or otherwise.

(vi) “Energy Transfer Preferred Units” means, collectively, the 6.250% Series A Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 6.625% Series B Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 7.375% Series C Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 7.625% Series D Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 7.600% Series E Fixed-to-Floating Rate Cumulative Redeemable Perpetual Preferred Units, 6.750% Series F Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units, 7.125% Series G Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units and 6.500% Series H Fixed-Rate Reset Cumulative Redeemable Perpetual Preferred Units.

(vii) “Existing Partnership Agreement” means that certain Sixth Amended and Restated Agreement of Limited Partnership of the Partnership, dated as of August 20, 2021, as amended prior to the date of this Agreement.

(viii) “knowledge” means (A) with respect to Parent and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a)(vii) of the Parent Disclosure Schedule and (B) with respect to the Partnership and its Subsidiaries, the actual knowledge of the individuals listed in Section 8.15(a)(vii) of the Partnership Disclosure Schedule.

(ix) “Niobrara” means Crestwood Niobrara LLC.

(x) “Niobrara LLC Agreement” means that certain Fourth Amended and Restated Limited Liability Company Agreement for Niobrara, dated July 25, 2023, between Crestwood Midstream, Jackalope and, solely for the purposes set forth therein, the Partnership.

(xi) “Parent Units” means the Parent Common Units, the Energy Transfer Preferred Units and, when issued, the Substantially Equivalent Units.

(xii) “Partnership Breakup Fee” means $96,000,000.

(xiii) “Partnership Credit Agreement” means the Third Amended and Restated Credit Agreement, dated as of December 20, 2021, as amended, restated, amended and restated, supplemented or otherwise modified from time to time, among Crestwood Midstream, as borrower, the guarantors from time to time party thereto, the lenders from time to time party thereto, Wells Fargo Bank, National Association, as administrative agent and collateral agent, and Capital One, National Association, Citizens Bank, N.A., Morgan Stanley Senior Funding, Inc., MUFG Bank Ltd. and Regions Bank, as co-documentation agents, and all pledge, security, guaranty and other agreements and documents related thereto.

(xiv) “Partnership Distribution PIK Units” means any additional Partnership Performance Units accrued in respect of a Partnership Equity Award in connection with distribution equivalent rights granted in connection therewith that provide for settlement in the form of additional Partnership Common Units.

(xv) “Partnership Equity Award” means any Partnership Restricted Unit, Partnership Performance Unit.

(xvi) “Partnership Equity Plan” means any Partnership LTIP or the EUPP.

(xvii) “Partnership Indebtedness” means the debt outstanding and all obligations due under the Partnership Credit Agreement.

(xviii) “Partnership LTIPs” means, collectively, the Partnership’s Long Term Incentive Plan (as amended and restated effective February 11, 2010) and 2018 Long Term Incentive Plan, effective as of August 14, 2018 (as amended through April 1, 2023).

(xix) “Partnership Performance Assumption” means, (A) with respect to a Partnership Performance Unit granted prior to January 1, 2023, a performance multiplier of 100%, and (B) with respect to a Partnership Performance Unit granted on or after January 1, 2023, the target level of performance for the relevant Partnership Equity Award.

(xx) “Partnership Performance Unit” means a notional right that represents the right to receive a Partnership Common Unit upon settlement, which is subject to performance-based vesting or delivery requirements, whether granted pursuant to a Partnership LTIP or otherwise.

(xxi) “Partnership Restricted Unit” means a Partnership Common Unit that is subject to vesting or forfeiture conditions, whether granted pursuant to a Partnership LTIP or otherwise.

(xxii) “person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13 of the Exchange Act) or organization, including a Governmental Entity, and any permitted successors and assigns of such person.

(xxiii) “Regulatory Law” means any Antitrust Law and the Norman Y. Mineta Research and Special Programs Improvement Act of 2004, as amended.

(xxiv) “Special Distribution” means a distribution (other than and in addition to regular quarterly distributions) to the holders of the Partnership Units in an amount not to exceed $0.003 per Partnership Common Unit and $0.0003 per Partnership Preferred Unit.

(xxv) “Subsidiary” means, with respect to any person, any corporation, limited liability company, partnership, association, or business entity, whether incorporated or unincorporated, of which (A) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof, (B) if a partnership (whether general or limited), a general partner interest is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof or (C) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of partnership or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that person or one or more Subsidiaries of that person or a combination thereof. For purposes hereof, a person or persons shall be deemed to have a majority ownership interest in a limited liability company, partnership, association, or other business entity (other than a corporation) if such person or persons shall be allocated a majority of limited liability company, partnership, association, or other business entity gains or losses. Notwithstanding the foregoing, none of USA Compression Partners, LP, Sunoco, LP or their respective Subsidiaries shall be deemed Subsidiaries of Parent or any of Parent’s other Subsidiaries.

(xxvi) “Tax” or “Taxes” means any and all U.S. federal, state or local or non-U.S. or provincial taxes (and customs duties, fees, assessments and similar charges in the nature of a tax), including all net income, gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits, inventory, capital stock, license, withholding, payroll, employment, social security, unemployment, excise, severance, stamp, occupation, property and estimated taxes, and including any and all interest, penalties, fines, additions to tax or additional amounts imposed by any Governmental Entity in connection or with respect thereto.

(xxvii) “Tax Return” means any return, report or similar filing (including any attached schedules, supplements and additional or supporting material) filed or required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes (and including any amendments with respect thereto).

(xxviii) “Treasury Regulations” means the regulations (including temporary regulations) promulgated by the United States Department of the Treasury pursuant to and in respect of provisions of the Code. All references in this Agreement to sections of the Treasury Regulations shall include any corresponding provisions or provisions of succeeding, similar or substitute, temporary or final Treasury Regulations.

(xxix) “Willful Breach” means a material breach, or failure to perform, that is the consequence of a deliberate act or omission of a Representative or a Subsidiary of the breaching party with the knowledge that the taking of, or failure to take, such act would, or would be reasonably expected to, cause a material breach of this Agreement.

(b) Each of the following terms is defined in the section of this Agreement set forth opposite such term:

Defined Term	Section
2023 Bonus Amount	5.7(d)
Acceptable Confidentiality Agreement	5.4(a)
Acquisition Proposal	5.4(h)(i)
Acquisition Transaction	5.4(h)(ii), 7.3(c) and 7.3(d)
Action	5.11(b)
affiliate	8.15(a)(i)
Agreement	Preamble
Antitrust Law	8.15(a)(ii)
Assumed Performance Unit Award	5.6(c)
Balance Sheet Date	3.6
Benefit Plans	5.7(b)
Book-Entry Units	2.2
business day	8.15(a)(iii)
Cash-to-Equity Plan	5.6(f)
Certificate	2.2
Certificate of Merger	1.3
Change of Recommendation	5.4(d)
Class A Merger Consideration	2.1(b)
Closing	1.2
Closing Date	1.2
Code	2.5
Common Conversion Election	2.1(g)(i)
Common Unit Merger Consideration	2.1(a)
Confidentiality Agreement	5.3(b)
Contract	3.20(a)
control	8.15(a)(i)
Consent Solicitation	5.23
Conversion Ratio	8.15(a)(iv)
Covenant Extension Date	7.1(b)(i)
Crestwood Midstream	5.18
Delaware LLC Act	1.1

Defined Term	Section
Delaware LP Act	1.1
Effective Time	1.3
Election	2.1(g)(i)
Election Deadline	2.1(g)(iii)
Election Form	2.1(g)(i)
Election Form Record Date	2.1(g)(i)
Emergency	8.15(a)(v)
End Date	7.1(b)
Energy Transfer Preferred Units	8.15(a)(vi)
ERISA	3.9(d)
ERISA Affiliate	3.9(a)
ERISA Effective Date	5.7(c)
EUPP	3.2(b)
Exchange Act	3.3(b)
Exchange Agency Agreement	2.4(a)
Exchange Agent	2.4(a)
Exchange Fund	2.4(a)
Exchange Ratio	2.1(a)
Excluded Benefits	5.7(a)
Excluded Units	2.1(e)
Existing Partnership Agreement	8.15(a)(vii)
Export Control and Economic Sanctions Laws	3.24(b)
FCC	3.13(b)
FCPA	3.7(c)
FERC	3.13(a)
Form S-4	3.12
GAAP	3.4(b)
Governmental Entity	2.4(f)
Hazardous Materials	3.8(b)(ii)
HSR Act	3.3(b)
ICA	3.13(b)
Indemnified Party	5.11(a)
Intended Tax Treatment	5.14(a)
Intervening Event	5.4(h)(iii)
IT Assets	3.16(c)
Jackalope	5.18
knowledge	8.15(a)(viii)
Law or Laws	3.7(a)
Lien	3.2(e)
Mailing Date	2.1(g)(i)
Merger	Recitals
Merger Consideration	2.1(a)
Merger Sub	Preamble
New Plans	5.7(b)
NGA	3.13(a)
NGPA	3.13(a)
Niobrara	8.15(a)(ix)
Niobrara LLC Agreement	8.15(a)(x)
NYSE	3.3(b)
Offer to Purchase	5.23
Old Plans	5.7(b)

Defined Term	Section
Parent	Preamble
Parent Approvals	4.3(b)
Parent Certificate of Limited Partnership	4.1(c)
Parent Class A Units	4.2(a)
Parent Class B Units	4.2(a)
Parent Common Units	2.1(a)
Parent Disclosure Schedule	Preamble to Article IV
Parent Equity Plans	4.2(a)
Parent GP	Recitals
Parent GP Board	4.3(a)
Parent GP Interest	4.2(a)
Parent Material Adverse Effect	4.1(b)
Parent Organizational Documents	4.1(c)
Parent Partnership Agreement	4.1(c)
Parent Permits	4.7(b)
Parent Permitted Lien	4.2(h)
Parent SEC Documents	4.4(a)
Parent Tax Certificate	5.14(c)
Parent Units	8.15(a)(xi)
Partnership	Preamble
Partnership 2023/2024 Forecast	5.1(b)(E)
Partnership 401(k) Plan	5.7(c)
Partnership AIP	5.7(d)
Partnership Approvals	3.3(b)
Partnership Benefit Plans	3.9(a)
Partnership Breakup Fee	8.15(a)(xii)
Partnership Certificate of Limited Partnership	3.1(c)
Partnership Class A Units	2.1(b)
Partnership Common Unit	3.2(a)
Partnership Credit Agreement	8.15(a)(xiii)
Partnership Disclosure Schedule	Preamble to Article III
Partnership Distribution PIK Units	8.15(a)(xiv)
Partnership Employee	3.15(a)
Partnership Equity Award	8.15(a)(xv)
Partnership Equity Awards Capitalization Table	3.2(b)
Partnership Equity Plan	8.15(a)(xvi)
Partnership GP	Recitals
Partnership Indebtedness	8.15(a)(xvii)
Partnership Intellectual Property	3.16(a)
Partnership Leased Real Property	3.17(a)
Partnership LTIPs	8.15(a)(xviii)
Partnership Material Adverse Effect	3.1(b)
Partnership Material Contracts	3.20(a)
Partnership Organizational Documents	3.1(c)
Partnership Owned Real Property	3.17(a)
Partnership Performance Assumption	8.15(a)(xix)
Partnership Performance Unit	8.15(a)(xx)
Partnership Permits	3.7(b)
Partnership Permitted Lien	3.2(f)
Partnership Preferred Unit	2.1(b)
Partnership Leased Real Property	3.17(a)

Defined Term	Section
Partnership Real Property	3.17(a)
Partnership Real Property Leases	3.17(a)
Partnership Owned Real Property	3.17(a)
Partnership Recommendation	3.3(a)
Partnership Restricted Unit	8.15(a)(xxi)
Partnership SEC Documents	3.4(a)
Partnership Tax Certificate	5.14(c)
Partnership Unitholder Approval	3.3(a)
Partnership Unitholders’ Meeting	5.5(b)
Partnership Units	2.1(b)
Payoff Letter	5.17
Permitted Encumbrances	3.17(a)
person	8.15(a)(xxii)
Pre-2023 Partnership Performance Unit	5.6(b)
Pre-2023 Partnership Restricted Unit	5.6(a)
Preferred Consideration	2.1(c)
Proxy Statement/Prospectus	3.12
PUHCA	3.13(a)
Purchase Period	5.6(d)
Redemption Election	2.1(g)(i)
Regular Distribution	2.2
Regulatory Law	8.15(a)(xxiii)
Releasor	8.1
Remedies Exceptions	3.17(a)
Remedy Threshold	8.15(a)(xxiii)
Representatives	5.3(a)
Required Tax Opinions	5.14(c)
Rights-of-Way	3.2(g)
Sanctioned Jurisdiction	3.24(b)
Sanctioned Party	3.24(b)
Sarbanes-Oxley Act	3.5
SDN List	3.24(b)
SEC	3.4(a)
Securities Act	3.3(b)
Special Distribution	8.15(a)(xxiv)
SSI List	3.24(b)
Subsidiary	8.15(a)(xxv)
Substantially Equivalent Unit Election	2.1(g)(i)
Substantially Equivalent Units	2.1(b)
Superior Offer	5.4(h)(iv)
Surviving Entity	1.1
Systems	3.8(b)(iii)
Tax or Taxes	8.15(a)(xxvi)
Tax Return	8.15(a)(xxvii)
Termination Date	5.1(a)
Treasury Regulations	8.15(a)(xxviii)
under common control with	8.15(a)(i)
Unit Issuance	4.3(a)
WARN Act	3.15(b)
Willful Breach	8.15(a)(xxix)

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

ENERGY TRANSFER LP

By:	LE GP, LLC, its general partner

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

SOLELY FOR PURPOSES OF SECTION 2.1(A), SECTION 2.1(B), SECTION 2.1(C) AND SECTION 5.21

LE GP, LLC

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

PACHYDERM MERGER SUB LLC

By:	/s/ Thomas E. Long
Name: Thomas E. Long
Title: Co-Chief Executive Officer

[Signature Page to Agreement and Plan of Merger]

CRESTWOOD EQUITY PARTNERS LP

By:	Crestwood Equity GP, LLC, its general partner

By:	/s/ William H. Moore
Name: William H. Moore
Title: Executive Vice President, Corporate Strategy

[Signature Page to Agreement and Plan of Merger]

Annex B

August 15, 2023

The Board of Directors of Crestwood Equity GP LLC,

the general partner of Crestwood Equity Partners LP

811 Main Street, Suite 3400

Houston, TX 77002

Members of the Board of Directors:

We understand that Crestwood Equity Partners LP, a Delaware limited partnership (the “Partnership”), proposes to enter into an Agreement and Plan of Merger, dated August 15, 2023 (the “Agreement”), by and among the Partnership, Energy Transfer LP, a Delaware limited partnership (“Parent”), Pachyderm Merger Sub LLC, a Delaware limited liability company and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and, for the limited purposes set forth therein, LE GP, LLC, a Delaware limited liability company and the general partner of Parent, pursuant to which the Partnership shall be merged with and into Merger Sub, whereupon the separate limited partnership existence of the Partnership shall cease, and Merger Sub shall continue its limited liability company existence under Delaware law as the surviving entity in the merger and a wholly owned subsidiary of Parent (the “Merger”). As a result of the Merger, each issued and outstanding common unit representing a limited partner interest in the Partnership (each, a “Partnership Common Unit”) (excluding Partnership Common Units owned by the Partnership or its wholly owned subsidiaries or by Parent or its wholly owned subsidiaries) shall be converted into and shall thereafter represent the right to receive 2.070 common units representing limited partner interests in Parent (the “Parent Common Units” and such ratio, the “Exchange Ratio”). The terms and conditions of the Merger are more fully set forth in the Agreement.

The Board of Directors of Crestwood Equity GP LLC (the “Board of Directors”) has asked us whether, in our opinion, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Partnership Common Units.

In connection with rendering our opinion, we have, among other things:

(i)

reviewed certain publicly available business and financial information relating to the Partnership and Parent that we deemed to be relevant, including the Annual Report on Form 10-K for the year ended December 31, 2022, Quarterly Reports on Form 10-Q for the quarters ended March 31, 2023 and June 30, 2023 and certain Current Reports on Form 8-K, in each case as filed with or furnished to the U.S. Securities and Exchange Commission by the Partnership and Parent;

(ii)

reviewed certain non-public historical and projected financial and operating data and assumptions relating to the Partnership and Parent prepared and furnished to us by management of the Partnership and Parent;

(iii)	reviewed publicly available research analyst estimates for the Partnership’s and Parent’s future financial performance;

(iv)	reviewed the reported prices and the historical trading activity of the Partnership Common Units and Parent Common Units;

(v)

discussed with management of the Partnership their assessment of the past and current operations of the Partnership, the current financial condition of the Partnership, the prospects of the Partnership and the historical and projected financial and operating data and assumptions relating to the Partnership (including management’s views of the risks and uncertainties of achieving such projections);

(vi)	performed discounted cash flow analyses on the Partnership and Parent based on forecasts and other data provided by management of the Partnership and Parent;

Board of Directors of

Crestwood Equity GP LLC

August 15, 2023

(vii)	performed discounted distributions analyses on the Partnership and Parent based on forecasts and other data provided by management of the Partnership and Parent;

(viii)

compared the financial performance of the Partnership and Parent utilizing forecasts and other data provided by management of the Partnership and Parent with the trading performance (including equity market trading multiples) of other publicly traded partnerships and companies that we deemed relevant;

(ix)	reviewed the draft Agreement dated August 15, 2023; and

(x)	performed such other analyses and examinations, held such other discussions, reviewed such other information and considered such other factors and information that we deemed appropriate.

For purposes of our analysis and opinion, we have assumed and relied upon, without undertaking any independent verification of, the accuracy and completeness of all of the information publicly available, and all of the information supplied or otherwise made available to, discussed with, or reviewed by us, and we assume no liability therefor. With respect to the projected financial and operating data referred to above, we have assumed that such data has been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of the Partnership and Parent as to the future financial performance of the Partnership and Parent under the assumptions reflected therein. We express no view as to any projected financial or operating data or any judgments, estimates or assumptions on which they are based.

For purposes of our analysis and opinion, we have assumed, in all respects material to our analysis, that the final executed Agreement will not differ from the draft Agreement reviewed by us, that the representations and warranties of each party contained in the Agreement are true and correct, that each party will perform all of the covenants and agreements required to be performed by it under the Agreement and that all conditions to the consummation of the Merger will be satisfied without material waiver or modification thereof. We have assumed the Merger will be consummated as contemplated by the Agreement. We have assumed that any modification to the structure of the Merger will not vary in any respect material to our analysis. We have further assumed, in all respects material to our analysis, that all governmental, regulatory or other consents, approvals or releases necessary for the consummation of the Merger will be obtained without any material delay, limitation, restriction or condition that would have an adverse effect on the Partnership or Parent or the consummation of the Merger or materially reduce the contemplated benefits of the Merger to the holders of Parent Common Units. We have assumed that the final versions of all documents reviewed by us in draft form will conform in all material respects to the drafts reviewed by us.

We have not made nor assumed any responsibility for making any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or other off balance sheet assets and liabilities) of the Partnership or Parent, nor have we been furnished with any such valuations or appraisals, nor have we evaluated the solvency or fair value of the Partnership or Parent under any state or federal laws relating to bankruptcy, insolvency or similar matters. Our opinion is necessarily based upon information made available to us as of the date hereof and financial, economic, monetary, market, regulatory and other conditions and circumstances as they exist and as can be evaluated on the date hereof. It is understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise or reaffirm this opinion.

We have not been asked to pass upon, and express no opinion with respect to, any matter other than the fairness to the holders of Partnership Common Units, from a financial point of view, of the Exchange Ratio. We do not express any view on, and our opinion does not address, the fairness of the Merger to, or any consideration

Board of Directors of

Crestwood Equity GP LLC

August 15, 2023

received in connection therewith by, the holders of any other securities, creditors or other constituencies of the Partnership or any other party to the Agreement or any affiliates thereof, nor as to the fairness of the amount or nature of any compensation to be paid or payable to any of the officers, directors or employees of the Partnership or any other party to the Agreement or any affiliates thereof, or any class of such persons, whether relative to the Exchange Ratio or otherwise. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Merger, including, without limitation, the structure or form of the Merger, or any term or aspect of any other agreement or instrument contemplated by the Agreement or entered into or amended in connection with the Agreement. Our opinion does not address the relative merits of the Merger as compared to other business or financial strategies that might be available to the Partnership, nor does it address the underlying business decision of the Partnership to engage in the Merger. This letter, and our opinion, does not constitute a recommendation to the Board of Directors or to any other persons in respect of the Merger. We express no opinion herein as to the price at which the Partnership Common Units or Parent Common Units will trade at any time. We are not legal, regulatory, accounting or tax experts and have assumed the accuracy and completeness of assessments by the Partnership and its advisors with respect to legal, regulatory, accounting and tax matters.

We accrued an initial fee for our services and will receive an additional fee upon the rendering of this opinion and, if the Merger should occur, upon the consummation of the Merger. The Partnership has also agreed to reimburse our expenses and to indemnify us against certain liabilities arising out of our engagement. During the two year period prior to the date hereof, no material relationship existed between Evercore Group L.L.C. and its affiliates and the Partnership or Parent or any of their respective affiliates pursuant to which compensation was received by Evercore Group L.L.C. or its affiliates as a result of such a relationship. We may provide financial advisory or other services to the Partnership and Parent and their respective affiliates in the future and in connection with any such services we may receive compensation.

Evercore Group L.L.C. and its affiliates engage in a wide range of activities for our and their own accounts and the accounts of customers, including corporate finance, mergers and acquisitions, equity sales, trading and research, private equity, placement agent, asset management and related activities. In connection with these businesses or otherwise, Evercore Group L.L.C. and its affiliates and/or our or their respective employees, as well as investment funds in which any of them may have a financial interest, may at any time, directly or indirectly, hold long or short positions and may trade or otherwise effect transactions for their own accounts or the accounts of customers, in debt or equity securities, senior loans and/or derivative products or other financial instruments of or relating to the Partnership and its affiliates, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities or instruments.

This letter, and the opinion expressed herein, is addressed to, and is for the information and benefit of, the Board of Directors (in its capacity as such) in connection with its evaluation of the Merger. The issuance of this opinion has been approved by an Opinion Committee of Evercore Group L.L.C.

Board of Directors of

Crestwood Equity GP LLC

August 15, 2023

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to the holders of Partnership Common Units.

Very truly yours,

EVERCORE GROUP L.L.C.

By:	/s/ Robert A. Pacha
Robert A. Pacha
Senior Managing Director

B-4